Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

30 August 2013

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Appendix 1 Capital and leverage ratios
Appendix 2 Funding and related risks
Appendix 3 Credit risk
Appendix 4 Market risk
Appendix 5 Country risk
Appendix 6 Revisions
Signature page

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group’s potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU legislation; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 85 to 91 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 85 to 91. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non-Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure. Lastly, the Basel III net stable funding ratio, fully loaded Basel III ratio, liquidity coverage ratio, stressed outflow coverage and further metrics included in Appendix 2 (Funding and related risks) represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Revisions

Direct Line Group
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of DLG in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in DLG and has ceded control. This fulfils the Group’s plan to cede control of DLG by the end of 2013 and is a step toward complete disposal by the end of 2014, as required by the European Commission.

The Group now holds 48.5% of the issued ordinary share capital of DLG. Consequently, in the H1 2013 Group results DLG is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter, with associate income reported in Group Centre from 13 March 2013.

The ceding of control has resulted in the Group no longer treating DLG as an operating segment. Appendix 6 updates the Group’s prior period results on a statutory and managed basis for this change in treatment of DLG. While these restatements affect the reported results on a statutory and managed basis, they have no impact on the Group’s profit or loss for the periods, balance sheet or other primary statements.

Revised allocation of Business Services costs
In the first quarter of 2013, the Group reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Presentation of information (continued)

Revisions (continued)

Implementation of IAS 19 ‘Employee Benefits’ (revised)
The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £42 million for the half year ended 30 June 2012 and £21 million for the quarter ended 30 June 2012. Prior periods have been restated accordingly.

Implementation of IFRS 10 ‘Consolidated Financial Statements’
The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity); prior periods have been restated accordingly.

Recent Developments

Litigation, investigations and reviews

Investigations and reviews

Card Protection Plan Limited
On 22 August 2013 the Financial Conduct Authority (FCA) announced that Card Protection Plan Limited (“CPP”) and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers.  From 29 August 2013, CPP will write to affected policyholders to confirm the details of the proposed scheme, which requires to be approved by a policyholder vote and by the High Court of England and Wales.  The ultimate level of redress that the Group may be required to pay under the scheme cannot be estimated.

Condensed consolidated income statement
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Interest receivable	8,560	9,635	4,281	4,279	4,701
Interest payable	(3,123)	(3,815)	(1,514)	(1,609)	(1,796)

Net interest income	5,437	5,820	2,767	2,670	2,905

Fees and commissions receivable	2,708	2,935	1,392	1,316	1,450
Fees and commissions payable	(460)	(380)	(250)	(210)	(201)
Income from trading activities	2,064	867	949	1,115	655
Gain/(loss) on redemption of own debt	191	577	242	(51)	-
Other operating income	1,332	(440)	720	612	360

Non-interest income	5,835	3,559	3,053	2,782	2,264

Total income	11,272	9,379	5,820	5,452	5,169

Staff costs	(3,727)	(4,545)	(1,840)	(1,887)	(2,037)
Premises and equipment	(1,104)	(1,090)	(548)	(556)	(528)
Other administrative expenses	(2,181)	(1,894)	(1,418)	(763)	(1,011)
Depreciation and amortisation	(736)	(883)	(349)	(387)	(426)

Operating expenses	(7,748)	(8,412)	(4,155)	(3,593)	(4,002)

Profit before impairment losses	3,524	967	1,665	1,859	1,167
Impairment losses	(2,150)	(2,649)	(1,117)	(1,033)	(1,335)

Operating profit/(loss) before tax	1,374	(1,682)	548	826	(168)
Tax charge	(678)	(399)	(328)	(350)	(261)

Profit/(loss) from continuing operations	696	(2,081)	220	476	(429)

Profit from discontinued operations, net of tax
- Direct Line Group	127	105	-	127	17
- Other	11	1	9	2	(4)

Profit from discontinued operations, net of tax	138	106	9	129	13

Profit/(loss) for the period	834	(1,975)	229	605	(416)
Non-controlling interests	(117)	25	14	(131)	11
Preference share and other dividends	(182)	(82)	(101)	(81)	(82)

Profit/(loss) attributable to ordinary and B shareholders	535	(2,032)	142	393	(487)

Basic and diluted earnings/(loss) per ordinary and B share from continuing operations	3.8p	(19.6p)	1.2p	2.6p	(4.6p)

Basic earnings/(loss) per ordinary and B share from continuing and discontinued operations	4.8p	(18.6p)	1.2p	3.5p	(4.5p)

Diluted earnings/(loss) per ordinary and B share from continuing and discontinued operations	4.7p	(18.6p)	1.2p	3.5p	(4.5p)

*Restated – see page 77

Core summary consolidated income statement
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Net interest income	5,460	5,718	2,751	2,709	2,859
Non-interest income	4,782	5,697	2,423	2,359	2,660

Total income (1)	10,242	11,415	5,174	5,068	5,519
Operating expenses (2)	(6,459)	(6,908)	(3,243)	(3,216)	(3,372)

Profit before impairment losses (3)	3,783	4,507	1,931	1,852	2,147
Impairment losses	(1,319)	(1,553)	(719)	(600)	(728)

Operating profit (3)	2,464	2,954	1,212	1,252	1,419

Key metrics

Core performance ratios
- Net interest margin	2.21%	2.15%	2.21%	2.21%	2.19%
- Cost:income ratio	63%	61%	63%	63%	61%
- Return on equity	7.4%	9.4%	7.2%	7.7%	8.7%

Notes:
(1)	Excluding own credit adjustments, gain/(loss) on redemption of own debt, Asset Protection Scheme, strategic disposals and RFS Holdings minority interest.
(2)	Excluding PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, amortisation of purchased intangible assets and RFS Holdings minority interest.
(3)
Operating profit before tax, own credit adjustments, PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, gain/(loss) on redemption of own debt, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals and RFS Holdings minority interest.

Analysis of results is set out on pages 13 to 23.

Comment

Stephen Hester, Group Chief Executive, commented:
This will be my last half year report before handing over the leadership of RBS, which I accepted in October 2008. Working intensely and effectively together, all 122,000 staff at RBS can take credit for the immense improvements made since then, from difficult beginnings and in a challenging environment.

RBS’s journey from “bust bank” to “normal bank” is largely done. But no small task remains - to harness the energies and strengths that have driven the Bank’s recovery, and to take RBS towards the target of being a “really good bank” for customers, shareholders and society as a whole.

I congratulate Ross McEwan on his appointment as RBS’s next Chief Executive. He has made a very positive impact since joining RBS last year and has a track record of strong accomplishment in customer focused banking. We will work closely and well together during the transition period, and he has my warmest best wishes for succeeding in the role. It is good for RBS that my successor comes internally - a broader compliment to the management team who serve the Bank so well.

During my tenure, RBS has stayed true to three goals. Through a fundamental reshaping of the Bank, in strategic, financial and human terms, we sought to re-establish:
•
Safety and Soundness; our clean-up job, unprecedented in scale, is nearing successful completion. The balance sheet we fund is down £720 billion from the worst point, with just £45 billion of Non-Core assets left. All other measures of safety are also hugely improved and core capital strength has been more than tripled on a like-for-like basis.

•
Support for 28 million Customers; our Core businesses have been worked well and as a result have held their own against competitors, despite the disruption of restructuring. Fundamental retooling has laid stronger foundations for the future and is steadily improving what we can do for customers. UK core lending to households and companies has been sustained at c.£170 billion in a market down overall since 2008. RBS now has £51 billion more customer deposits than core loans and both the will and the wherewithal to fund future customer growth, as is our role.

•
Recovery for Shareholders; in January 2009 RBS shares traded down to 9p/share (90p equivalent) as it looked possible that all could be lost. At around 330p today, £37 billion of stock market value is preserved. Along the way we have earned cumulative profits of £47 billion, pre-impairment and clean-up costs, from RBS’s Core businesses. This has been a hard fought but essential result. All of that profit has been needed to pay for the clean-up process, whilst Government support gave time for the restructuring to work. First half operating losses from remaining “bad assets” in Non-Core and Ireland are 89% below their respective peaks and on track to being eliminated. RBS has now reported the first two consecutive quarters of overall profit since 2008. The prospects of attractive future profits and dividends to RBS shareholders are much improved.

Achieving these results has required three main elements - a business with inherent strengths that was needed by customers and serving them well; a strategic and financial plan that was well crafted and effective; and a dedicated and loyal staff whose efforts have been remarkable. We have made huge changes to staff numbers, management and culture over this period. All RBS stakeholders owe much to the efforts of our people.

Comment (continued)

I will not talk here about future strategy which is now for others to set. But I will say this. My colleagues at RBS know what is needed to create a “really good bank”. They want to do just that. This will require time, tools to do the job, clarity and consistency of direction and yes, some luck too. It’s a very worthwhile goal.

RBS half year results show the huge progress since 2008. They also highlight the challenges left. While completing capital build and loss elimination looks wholly achievable, the Bank needs some time to finish these tasks. More importantly, future success in the ongoing business cannot be taken for granted. It will need to be worked at. RBS’s business mix is vastly changed, but inevitably a product of what was practical to achieve rather than starting from a blank sheet of paper. And the challenges of restructuring have had different consequences across the business. For all banks, legacy conduct and litigation costs also seem likely to remain features for some time.

Nevertheless, the banking industry has come a huge distance since the financial crisis, as have the economies we serve. A platform for safety and soundness and future avoidance of Government bailouts is largely in place. The industry is now more focused, perhaps than ever before, on better meeting the needs of its customers.

I am grateful to all who have helped me and worked together on the many tasks at RBS these last five years. To leave things better than you have found them is a valuable prize in business, as in life generally.

Highlights

Delivery of business plan continues to build financial strength
•	RBS further improved its capital strength through continued delivery against its established business plan, with the Core Tier 1 ratio increasing to 11.1%, or 8.7% on a fully loaded Basel III basis.

•	The Group remains confident of achieving a fully loaded Basel III Core Tier 1 ratio of over 9% by the end of 2013, which incorporates the capital needed to fund targeted loan growth.

•	The CRR leverage ratio improved to 3.4%.

•
Liquidity metrics remained very strong, with a liquidity portfolio maintained at £158 billion, short-term wholesale funding of £37 billion and a loan:deposit ratio of 96%. Customer deposits now exceed net loans in our Core businesses by £51 billion, giving a strong platform to respond to customer growth as it occurs.

•	Funded assets fell to £843 billion, down £86 billion from 30 June 2012, with Non-Core assets down £27 billion to £45 billion.

•
Credit quality continued to improve, with H1 2013 impairments down 15% from the prior year in Core and 24% in Non-Core. Credit trends in Ireland showed further encouraging signs, with Ulster Bank Core and Non-Core impairments in Q2 2013 down 6% from Q1 2013 and 12% from Q2 2012. Arrears formation on the mortgage portfolio continued to slow.

Operating performance is resilient
•	Group operating profit before tax was £1,374 million, compared with a loss of £1,682 million in H1 2012.

•	Profit attributable to shareholders was £535 million, compared with a loss of £2,032 million in H1 2012.

•
Core operating profit of £2,464 million was down 17% from H1 2012, driven largely by the significant reduction in Markets income as the division managed down the scale and capital intensity of its balance sheet. Retail & Commercial operating profits were down 4%, with improved operating results in UK Retail and reduced losses in Ulster Bank, but weaker performance in International Banking. UK Corporate results improved in the second quarter.

•	Non-Core losses were 42% lower at £786 million in H1 2013 as impairment losses diminished further and the division continued to cut expenses.

Good progress in business restructuring
•
After a comprehensive review, a new strategy for the Markets division was announced in June. The new strategy will enable RBS to concentrate on its core customers’ needs in those areas where the Markets business is strongest. This means focusing on our core fixed income capabilities across rates, foreign exchange, asset-backed products, credit and debt capital markets, while de-emphasising some more capital intensive structured product areas. Markets is on track to reduce its risk-weighted assets to £80 billion on a Basel III basis by the end of 2014, despite significant regulatory uplifts to risk weightings.

Highlights (continued)

Good progress in business restructuring (continued)
•
The Group is currently working with HM Treasury (HMT) on a review of its assets to support an assessment of the case for transferring some of those assets into a so-called ‘bad bank’. HMT’s stated objectives are to maximise the Group’s ability to support the British economy, get the best value for money for the taxpayer and assist in the return of RBS to private ownership. Any material proposal arising from the review, depending on its structure, may require approval by the Group’s Board and by a majority of shareholders, excluding HMT. The review aims to understand whether the creation of a ‘bad bank’ would accelerate the achievement of these objectives. RBS is working closely with HMT and its appointed advisors to provide conclusions by the autumn.

•
RBS is still dealing with the costs of past conduct issues. One-off and other charges for legal actions and regulatory investigations totalled £620 million in H1 2013, including a further £185 million provision for the costs of Payment Protection Insurance (PPI) redress, taking the cumulative PPI charges to £2.4 billion.

Building a really good bank
•
As RBS moves beyond its restructuring phase, efforts to reinforce a positive culture in the bank have stepped up as an essential foundation to build a “really good bank”. In July colleagues were introduced to Our Code, a fresh and simplified look at what was previously the Group’s Code of Conduct. Our Code sets out the way we will bring to life our values of serving customers, working together, doing the right thing and thinking long term.

•
The Group has invested to improve customer experience, with all divisions having now built in customer experience as a significant component of their strategic planning. In UK Retail and UK Corporate investment has included simplification of the account opening process and improvements to online service options.

•
The Group continues to hold strong market positions across its major customer franchises, with stable or improving trends in most areas. Customer satisfaction and advocacy scores are also trending upwards in a number of important segments.

Supporting our customers
•
A key element of our support for customers is making credit available to support their financing needs. RBS’s capital plans include a substantial allowance to support incremental lending growth at more than double the projected growth of the UK economy as a whole.

•
In the first half of 2013 RBS offered £26.7 billion of loans and facilities to UK businesses, of which £15.6 billion were to SMEs. In addition, the Group renewed £12.9 billion of UK business overdrafts, including £3.3 billion to SMEs. In Q2 2013, the £7.8 billion of loans and other facilities, including asset and invoice finance, was 6% higher than in Q2 2012.

•
There have been welcome signs of an increase in SME loan demand in Q2 2013, with loan and overdraft applications up 8% from Q1 2013 to £2.9 billion. Nevertheless, SME demand for bank finance remains subdued; core loans and advances outstanding to non-commercial property SMEs fell slightly from Q1 2013 to £33 billion and many customers continued to build their cash balances, with SME deposits up £2.1 billion in Q2 to £56.8 billion and overdraft utilisation rates continuing their downward trajectory to 42%, compared with 47% in Q2 2012.

•	RBS has proactively written to more than 1,400 SME customers stating its appetite to lend them more than £1.4 billion.

Highlights (continued)

Supporting our customers (continued)
•
To ensure that all avenues to further increasing SME lending are explored, RBS announced the appointment of Sir Andrew Large and Oliver Wyman on 3 July 2013 to undertake a thorough and independent review of the lending standards and practices used by RBS and NatWest. The review will aim to identify any further steps that RBS and NatWest can take to enhance support to SMEs and the wider UK economic recovery while maintaining safe and sound lending practices.

•
Larger corporate use of bank debt remains volatile, with some large repayments causing a 4% fall in balances during H1 2013, partly reflecting the continuing strength of corporate bond issuance. Non-Core UK balances declined by 10% during H1 2013 as RBS continues to run off its excess real estate exposures in line with its established strategy and with regulatory requirements.

•
New mortgage approvals in the UK have built rapidly over the last three months after slowing in Q1 as a result of a retraining and accreditation programme for all mortgage advisors, which substantially reduced advisor availability for new appointments. Approvals totalled £4.0 billion in Q2, up 42% from Q1 2013 and 15% from Q2 2012. Mortgage balances outstanding at 30 June 2013 were up 7% from the prior year at £109.3 billion, but fell by 1% in Q2 2013 as a result of the advisor retraining. The building pipeline of approvals is expected to feed into completions and drawdowns from Q3 2013 onwards.

•
RBS has continued to promote the Bank of England’s Funding for Lending Scheme, offering £2.2 billion of discounted loans to 12,000 SMEs in association with the FLS during the first half of 2013. Since the Scheme’s inception, RBS has lent £58.7 billion to UK businesses and households, with £29.1 billion of this during H1 2013.The Group’s very strong liquidity means that it has again had no need to draw on this public funding during the period.

Outlook
RBS expects good progress to continue on all safety and soundness measures including achievement of a fully loaded Basel III Core Tier 1 ratio of over 9% by the end of 2013.

The Bank is strongly positioned with capital and funding capacity in place to support lending growth as customer demand increases; there are good early indicators of increasing customer confidence in both our retail and corporate franchises.

Operating results in Retail & Commercial are expected to be resilient with a modest improvement in net interest margin, cost reductions and improving impairment trends. Ulster Bank impairments are expected to continue to gently decline as the economy continues to recover in Ireland.

Markets-related income remains difficult to predict but we continue to expect a muted year overall as the business transitions towards its revised shape and size.

Non-Core continues to perform well and we have improved our end-2013 third party asset target from c.£40 billion to c.£36 to £38 billion.

We continue to focus on simplification and efficiency. We expect to deliver Group operating costs of around £13 billion in 2013, with a further target of under £12 billion in 2015.

Analysis of results

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Net interest income	£m	£m	£m	£m	£m

Net interest income	5,437	5,820	2,767	2,670	2,905

Average interest-earning assets	555,709	615,740	551,375	559,672	601,987

Net interest margin
- Group	1.97%	1.90%	2.01%	1.93%	1.94%
- Retail & Commercial (1)	2.91%	2.92%	2.92%	2.90%	2.93%
- Non-Core	(0.06%)	0.28%	0.15%	(0.25%)	0.24%

Note:
(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points

H1 2013 compared with H1 2012
•
Group net interest margin improved by 7 basis points to 1.97%, reflecting the increasing preponderance of R&C in the Group’s asset mix. In addition, a benefit was seen from a one-off recovery in Non-Core in H1 2013.

•
R&C net interest margin fell by 1 basis point to 2.91%. Improved deposit market conditions enabled some repricing of retail and corporate deposits in Q2, helping to offset the impact of lower rates on current account hedges.

•	Average interest-earning assets fell by £60 billion, driven by Non-Core run-off and disposals and a reduction in Markets.

•
As a result of these trends, net interest income fell by 7% from the prior year, with deposit pricing initiatives starting to deliver income benefits later in the period. Net interest income was also affected by a decline in cash management income in International Banking, reflecting a deterioration in rates, and higher liquidity buffer funding costs.

Q2 2013 compared with Q1 2013
•	Average interest-earning assets were £8 billion lower, largely driven by Non-Core run-off and a reduction in R&C.

•
R&C net interest margin increased by 2 basis points. A significant factor was the margin improvement in UK Retail as a result of good mortgage balance retention and strategic savings  repricing. The 8 basis point improvement in Group net interest margin was driven by the recovery on disposal in Non-Core.

•	Net interest income improved by 4%, mainly driven by the one-off recovery in Non-Core and the benefit of an extra day in the quarter, partly offset by lower average asset balances.

Analysis of results (continued)

Key points (continued)

Q2 2013 compared with Q2 2012
•	Average interest-earning assets declined by £51 billion, with decreases in International Banking, reflecting customer repayments, and Non-Core, as assets were sold and run off.

•	Group net interest margin improved by 7 basis points to 2.01%, primarily reflecting the trend in the Group’s asset mix towards R&C as well as the one-off recovery in Non-Core.

•
R&C net interest margin fell by 1 basis point compared with Q2 2012, which benefited from a deferred income recognition change in UK Corporate. Margins were also held back by lower returns on current account hedges in UK Retail and a smaller investment pool in US Retail & Commercial. These downward pressures were substantially offset by deposit re-pricing and the run-down of low margin assets in International Banking.

•	Net interest income was 5% lower, primarily as a result of lower asset volumes.

For details on the Group’s average balance sheet refer to pages 68 to 70.

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable	2,708	2,935	1,392	1,316	1,450
Fees and commissions payable	(460)	(380)	(250)	(210)	(201)
Managed and statutory basis	2,248	2,555	1,142	1,106	1,249
Income from trading activities
- managed basis	1,890	2,193	874	1,016	929
- Asset protection scheme	-	(45)	-	-	(3)
- own credit adjustments*	175	(1,280)	76	99	(271)
- RFS Holdings minority interest	(1)	(1)	(1)	-	-
Statutory basis	2,064	867	949	1,115	655
Gain/(loss) on redemption of own debt	191	577	242	(51)	-
Other operating income
- managed basis	1,028	1,107	661	367	435
- strategic disposals**	-	152	6	(6)	160
- own credit adjustments*	201	(1,694)	51	150	(247)
- RFS Holdings minority interest	103	(5)	2	101	12
Statutory basis	1,332	(440)	720	612	360

Total non-interest income – managed basis	5,166	5,855	2,677	2,489	2,613
Total non-interest income – statutory basis	5,835	3,559	3,053	2,782	2,264

*Own credit adjustments impact:
Income from trading activities	175	(1,280)	76	99	(271)
Other operating income	201	(1,694)	51	150	(247)

Own credit adjustments	376	(2,974)	127	249	(518)

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	-	197	-	-	197
- Other	-	(45)	6	(6)	(37)

	-	152	6	(6)	160

Key points

H1 2013 compared with H1 2012
•
Net fees and commissions were £307 million lower with declines in Markets and International Banking. UK Retail was also affected by the impact of the Retail Distribution Review (RDR) on advisory income.

•
Income from trading activities increased by £1,197 million, primarily due to a £175 million gain in relation to own credit adjustments compared with a charge of £1,280 million in HY 2012. On a managed basis, the majority of the change in income from trading activities was in Markets, down £802 million as it managed down the scale and capital intensity of its balance sheet. This was partially offset by a £580 million increase in Non-Core trading income, driven by improved market conditions and the non-repeat of significant one-off losses in H1 2012.

•
Other operating income increased by £1,772 million, primarily due to a £201 million gain in relation to own credit adjustments compared with a charge of £1,694 million in HY 2012. On a managed basis, other operating income fell by £79 million, predominantly driven by a reduction in Non-Core rental income following the disposal of RBS Aviation Capital in Q2 2012.

Analysis of results (continued)

Q2 2013 compared with Q1 2013
•
Income from trading activities was £166 million lower, as revenue fell in Asset Backed Products and Credit Markets following the Federal Reserve’s indication that quantitative easing may be tapered earlier than anticipated, partially offset by stronger Currencies income and an improvement in Non-Core.

•
Other operating income increased by £108 million. On a managed basis, other operating income increased by £294 million, with available-for-sale securities disposal gains £250 million higher and lower disposal losses in Non-Core.

Q2 2013 compared with Q2 2012
•
Income from trading activities increased by £294 million, primarily due to a £76 million gain in relation to own credit adjustments compared with a charge of £271 million in Q2 2012. On a managed basis, a strong improvement in Non-Core income from trading activities, reflecting favourable market conditions, was more than offset by lower Markets revenue, resulting in £55 million lower Group income from trading activities.

•
Other operating income increased by £360 million, primarily due to a £51 million gain in relation to own credit adjustments compared with a charge of £247 million in Q2 2012. On a managed basis, the £226 million increase in other operating income reflected higher available-for-sale securities disposal gains and improvement in Non-Core. Q2 2012 had benefited from a £47 million gain in US Retail & Commercial on the sale of Visa B shares.

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Operating expenses	£m	£m	£m	£m	£m

Staff expenses
- managed basis	3,585	4,116	1,764	1,821	1,945
- integration and restructuring costs	142	429	76	66	92
Statutory basis	3,727	4,545	1,840	1,887	2,037
Premises and equipment
- managed basis	1,079	1,062	526	553	511
- integration and restructuring costs	25	28	22	3	17
Statutory basis	1,104	1,090	548	556	528
Other administrative expenses
- managed basis	1,479	1,498	801	678	804
- Payment Protection Insurance costs	185	260	185	-	135
- Interest Rate Hedging Products redress and related costs	50	-	-	50	-
- regulatory and legal actions	385	-	385	-	-
- integration and restructuring costs	84	135	48	36	72
- RFS Holdings minority interest	(2)	1	(1)	(1)	-
Statutory basis	2,181	1,894	1,418	763	1,011
Depreciation and amortisation
- managed basis	637	757	308	329	374
- amortisation of purchased intangible assets	79	99	38	41	51
- integration and restructuring costs	20	27	3	17	-
- RFS Holdings minority interest	-	-	-	-	1
Statutory basis	736	883	349	387	426

Operating expenses - managed basis	6,780	7,433	3,399	3,381	3,634
Operating expenses - statutory basis	7,748	8,412	4,155	3,593	4,002

Key points
In 2013, the Group is continuing its focus on cost control, whilst at the same time funding investment in order to make it simpler and easier for customers to do business with us by improving systems and processes and enhancing compliance and risk management infrastructure.

H1 2013 compared with H1 2012
•
Operating expenses were down 8% primarily due to lower integration and restructuring costs (down £348 million), lower charges in respect of Payment Protection Insurance (PPI) costs (down £75 million), partially off-set by Interest Rate Hedging Products redress and related costs (IRHP) of £50 million and regulatory and legal actions of £385 million in HY 2013. On a managed basis, operating expenses were down 9% with headcount and compensation reduction in Markets and International Banking, together with lower operating lease depreciation and run-down in Non-Core.

•
On a managed basis, non-staff operating costs were broadly flat as a Group-wide focus on cost management was offset by investment in technology to simplify processes and deliver better customer service in UK Retail, investment programmes in Ulster Bank to help support customers in arrears and higher investment spend in UK Corporate.

Analysis of results (continued)

Key points (continued)

Q2 2013 compared with Q1 2013
•
Staff costs were 2% lower as lower compensation in Markets and lower headcount across a number of divisions were partly offset by the non-repeat of Q1 2013 performance incentive releases across a number of divisions.

•	Expenses in Group Centre increased by £82 million principally due to litigation and conduct costs.

Q2 2013 compared with Q2 2012
•
Operating expenses increased by 4% primarily due to regulatory and legal actions of £385 million in Q2 2013, and an increase of PPI costs of £50 million. On a managed basis, operating expenses decreased by 6% with a significant decline in Markets, driven by headcount and compensation reductions, and Non-Core, reflecting the run down of the division and a £55 million fall in operating lease depreciation. In addition, International Banking saw expense benefits from the run-off of discontinued businesses and headcount reductions while Ulster Bank costs increased with investment and change spend.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,161	2,730	1,125	1,036	1,435
Securities	(11)	(81)	(8)	(3)	(100)

Group impairment losses – managed and statutory basis	2,150	2,649	1,117	1,033	1,335

Loan impairment losses
- individually assessed	1,472	1,690	826	646	945
- collectively assessed	734	1,129	293	441	534
- latent	(36)	(113)	15	(51)	(56)

Customer loans	2,170	2,706	1,134	1,036	1,423
Bank loans	(9)	24	(9)	-	12

Loan impairment losses	2,161	2,730	1,125	1,036	1,435

Core	1,258	1,515	659	599	719
Non-Core	903	1,215	466	437	716

Group	2,161	2,730	1,125	1,036	1,435

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.0%	1.1%	1.0%	0.9%	1.2%
Core	0.6%	0.7%	0.7%	0.6%	0.7%
Non-Core	3.9%	3.6%	4.0%	3.3%	4.2%

Note:
(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposal groups.

Key points

H1 2013 compared with H1 2012
•	Group loan impairment losses improved by £569 million or 21%, largely driven by a significant fall in Non-Core impairments (down £312 million) particularly in the non-Ulster Bank portfolios.

•
Core Ulster Bank impairments also demonstrated a major improvement, falling by £214 million, or 30%, mainly as a result of improved retail mortgage debt-flow. UK Retail impairments also fell, reflecting lower default volumes across all products while International Banking impairments were higher as a result of two large single-name provisions totalling £109 million.

•
Customer loan impairments as a percentage of gross loans declined slightly in Core. While Non-Core impairments were lower in absolute terms, they represented a higher percentage of Non-Core’s declining loans and advances.

Q2 2013 compared with Q1 2013
•	Group loan impairment losses rose by £89 million driven by an increase in Core impairments (predominantly International Banking and Markets).

•	Loan impairments as a percentage of gross loans and advances ticked up by 10 basis points in Core and 70 basis points in Non-Core.

Analysis of results (continued)

Key points (continued)

Q2 2013 compared with Q2 2012
•
Group loan impairment losses improved by £310 million or 22%, predominantly reflecting a significant drop in Non-Core impairments with the non-recurrence of a single large Project Finance provision in Q2 2012.

•
Core impairments were slightly lower as declines in Ulster Bank, reflecting a stabilisation in the macroeconomic environment in the Republic of Ireland, and in UK Retail, with lower default volumes, were largely offset by two significant cases in International Banking.

•	Customer loan impairments as a percentage of gross loans fell by 20 basis points, primarily reflecting the significant movements in Non-Core.

For further details of the Group’s exposures and provisioning refer to page 143.

Analysis of results (continued)

Capital resources and ratios	30 June 2013	31 March 2013	31 December 2012

Core Tier 1 capital	£48bn	£48bn	£47bn
Tier 1 capital	£58bn	£57bn	£57bn
Total capital	£69bn	£69bn	£67bn
Risk-weighted assets	£436bn	£446bn	£460bn
Core Tier 1 ratio	11.1%	10.8%	10.3%
Tier 1 ratio	13.3%	12.9%	12.4%
Total capital ratio	15.8%	15.5%	14.5%

Key points
The Group’s capital ratios strengthened further in the period. We remain on track to meet regulatory requirements significantly ahead of implementation dates.

30 June 2013 compared with 31 March 2013
•
The Group’s Core Tier 1 ratio increased by 30 basis points to 11.1%, largely driven by a decline in risk-weighted assets (RWAs). On a fully loaded Basel III basis, the ratio strengthened by 50 basis points to 8.7% as the Group remained on track to meet its target of over 9% by the end of 2013, well ahead of the Basel implementation timetable which would require RBS to have a fully loaded ratio of 8.5% by 2018.

•
RWAs were managed down by £10 billion including an £8 billion reduction in Non-Core. Core RWAs were flat as credit model uplifts of £9 billion, particularly affecting UK Corporate and International Banking, were offset by other reductions across the Core divisions.

30 June 2013 compared with 31 December 2012
•	The 80 basis points increase in the Core Tier 1 ratio was predominantly driven by a £24 billion fall in RWAs. On a fully loaded Basel III basis, the ratio increased from 7.7% to 8.7%.

•	The decline in RWAs was largely in Non-Core, with a fall of £14 billion from run-off and disposals, and in Markets, down £14 billion as a result of lower operational, credit and market risk.

For further details of the Group’s capital resources refer to page to 136.

Analysis of results (continued)

Balance sheet	30 June 2013	31 March 2013	31 December 2012

Total assets	£1,216bn	£1,308bn	£1,312bn
Derivatives	£374bn	£432bn	£442bn
Funded balance sheet (1)	£842bn	£876bn	£870bn
Loans and advances to customers (2)	£420bn	£433bn	£432bn
Customer deposits (3)	£437bn	£438bn	£434bn
Loan:deposit ratio - Core (4)	88%	90%	90%
Loan:deposit ratio - Group (4)	96%	99%	100%

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 30 June 2013 were 88% and 96% respectively (31 March 2013 - 90% and 99%; 31 December 2012 - 89% and 99%).

Key points
The Group’s balance sheet remains strong and conservatively funded.

30 June 2013 compared with 31 March 2013
•	Customer deposits remained strong at £437 billion despite strategic repricing initiatives intended to counter surplus funding.

•
Loans and advances to customers fell by £13 billion driven by Non-Core run-off of £6 billion, lower collateral posting in Markets of £5 billion and targeted reductions in UK Corporate commercial property and shipping portfolios of £0.9 billion. This drove the Group loan:deposit ratio 300 basis points lower. The Group remains focused on new lending growth particularly in the UK, despite continued subdued levels of demand in the market.

•	The funded balance sheet decreased by £33 billion, principally as a result of focused balance sheet management in Markets (down £20 billion), and run-off and disposals in Non-Core (down £8 billion).

30 June 2013 compared with 31 December 2012
•
Customer deposits increased by £3 billion, reflecting a strengthening of the US dollar against sterling and deposit inflows in most R&C businesses in Q1 2013. The inflow of deposits was mitigated by pricing initiatives in Q2 2013.

•	Loans and advances to customers were £12 billion lower, with a £9 billion reduction in Non-Core through run-off and disposals.

•
The funded balance sheet fell by £27 billion, reflecting successful balance sheet reduction in Q2 2013, reversing a temporary increase in Q1 2013 in central bank deposits and Markets counterparty positions.

Analysis of results (continued)

Funding & liquidity metrics	30 June 2013	31 March 2013	31 December 2012

Deposits (1)	£482bn	£493bn	£491bn
Deposits as a percentage of funded balance sheet	57%	56%	56%
Short-term wholesale funding (2)	£37bn	£43bn	£42bn
Wholesale funding (2)	£129bn	£147bn	£150bn
Short-term wholesale funding as a percentage of funded balance sheet	4%	5%	5%
Short-term wholesale funding as a percentage of total wholesale funding	29%	29%	28%

Liquidity portfolio	£158bn	£158bn	£147bn
Liquidity portfolio as a percentage of funded balance sheet	19%	18%	17%
Liquidity portfolio as a percentage of short-term wholesale funding	427%	367%	350%

Net stable funding ratio	120%	119%	117%

Notes:
(1)	Excludes repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

30 June 2013 compared with 31 March 2013
•	Short-term wholesale funding fell in the quarter to £37 billion, just 4% of the funded balance sheet.

•
The Group’s liquidity portfolio held flat as deposit inflows were mitigated by re-pricing initiatives. The liquidity portfolio continues to cover short-term wholesale funding balances by considerably more than the Group’s medium-term target of 1.5 times, and now covers short-term wholesale funding by 4.3 times.

30 June 2013 compared with 31 December 2012
•	Short-term wholesale funding fell in the latter part of the period and remained around 4% of the total funded balance sheet throughout.

•	The liquidity portfolio increased during the earlier part of the period as a result of deposit growth and Non-Core run-down.

For further details of the Group’s liquidity and funding metrics refer to page 139.

Divisional performance

The operating profit/(loss) of each division is shown below.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	954	914	477	477	437
UK Corporate	753	1,004	395	358	512
Wealth	112	104	56	56	61
International Banking	136	264	42	94	167
Ulster Bank	(329)	(555)	(165)	(164)	(245)
US Retail & Commercial	363	331	174	189	229

Retail & Commercial	1,989	2,062	979	1,010	1,161
Markets	371	1,075	93	278	251
Central items	104	(183)	140	(36)	7

Core	2,464	2,954	1,212	1,252	1,419
Non-Core	(786)	(1,351)	(281)	(505)	(868)

Managed basis	1,678	1,603	931	747	551

Reconciling items:
Own credit adjustments	376	(2,974)	127	249	(518)
Payment Protection Insurance costs	(185)	(260)	(185)	-	(135)
Interest Rate Hedging Products redress and related costs	(50)	-	-	(50)	-
Regulatory and legal actions	(385)	-	(385)	-	-
Integration and restructuring costs	(271)	(619)	(149)	(122)	(181)
Gain on redemption of own debt	191	577	242	(51)	-
Asset Protection Scheme	-	(45)	-	-	(2)
Amortisation of purchased intangible assets	(79)	(99)	(38)	(41)	(51)
Strategic disposals	-	152	6	(6)	160
RFS Holdings minority interest	99	(17)	(1)	100	8

Statutory basis	1,374	(1,682)	548	826	(168)

Impairment losses/(recoveries) by division
UK Retail	169	295	89	80	140
UK Corporate	379	357	194	185	181
Wealth	7	22	2	5	12
International Banking	154	62	99	55	27
Ulster Bank	503	717	263	240	323
US Retail & Commercial	51	47	32	19	28

Retail & Commercial	1,263	1,500	679	584	711
Markets	59	21	43	16	19
Central items	(3)	32	(3)	-	(2)

Core	1,319	1,553	719	600	728
Non-Core	831	1,096	398	433	607

Managed and statutory basis	2,150	2,649	1,117	1,033	1,335

Divisional performance (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	%	%	%	%	%

Net interest margin by division
UK Retail	3.53	3.59	3.56	3.49	3.57
UK Corporate	3.03	3.13	3.05	3.01	3.17
Wealth	3.48	3.68	3.41	3.55	3.69
International Banking	1.68	1.62	1.62	1.74	1.65
Ulster Bank	1.85	1.85	1.85	1.85	1.82
US Retail & Commercial	2.92	3.01	2.91	2.93	3.00

Retail & Commercial	2.91	2.92	2.92	2.90	2.93
Non-Core	(0.06)	0.28	0.15	(0.25)	0.24

Group net interest margin	1.97	1.90	2.01	1.93	1.94

	30 June 2013	31 March 2013	31 December 2012
	£bn	£bn	£bn

Total funded assets by division
UK Retail	116.1	117.1	117.4
UK Corporate	107.6	109.9	110.2
Wealth	21.3	21.7	21.4
International Banking	51.9	54.4	53.0
Ulster Bank	30.3	30.6	30.6
US Retail & Commercial	74.1	76.3	72.1

Retail & Commercial	401.3	410.0	404.7
Markets	267.9	288.0	284.5
Central Items	126.9	123.8	110.3

Core	796.1	821.8	799.5
Non-Core	45.4	52.9	57.4

	841.5	874.7	856.9
Direct Line Group	-	-	12.7
RFS Holdings minority interest	1.0	1.0	0.8

Group	842.5	875.7	870.4

Divisional performance (continued)

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	44.1	44.5	(1%)	45.7	(4%)
UK Corporate	88.1	87.0	1%	86.3	2%
Wealth	12.5	12.5	-	12.3	2%
International Banking	49.7	48.9	2%	51.9	(4%)
Ulster Bank	33.9	36.8	(8%)	36.1	(6%)
US Retail & Commercial	58.2	58.9	(1%)	56.5	3%

Retail & Commercial	286.5	288.6	(1%)	288.8	(1%)
Markets	86.8	88.5	(2%)	101.3	(14%)
Other (primarily Group Treasury)	12.3	10.2	21%	5.8	112%

Core	385.6	387.3	-	395.9	(3%)
Non-Core	46.3	54.6	(15%)	60.4	(23%)

Group before RFS Holdings minority interest	431.9	441.9	(2%)	456.3	(5%)
RFS Holdings minority interest	4.1	3.9	5%	3.3	24%

Group	436.0	445.8	(2%)	459.6	(5%)

Employee numbers by division (full time equivalents rounded to the nearest hundred)	30 June 2013	31 March 2013	31 December 2012

UK Retail	25,300	25,800	26,000
UK Corporate	13,800	13,600	13,300
Wealth	5,100	5,100	5,100
International Banking	4,800	4,800	4,600
Ulster Bank	4,800	5,000	4,500
US Retail & Commercial	18,500	18,600	18,700

Retail & Commercial	72,300	72,900	72,200
Markets	11,200	11,300	11,300
Group Centre	6,700	6,800	6,800

Core	90,200	91,000	90,300
Non-Core	2,200	2,600	3,100

	92,400	93,600	93,400
Business Services	29,000	29,100	29,100
Integration and restructuring	300	300	500

Group	121,700	123,000	123,000

UK Retail

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,952	1,989	987	965	988

Net fees and commissions	427	451	215	212	214
Other non-interest income	24	57	10	14	28

Non-interest income	451	508	225	226	242

Total income	2,403	2,497	1,212	1,191	1,230

Direct expenses
- staff	(358)	(424)	(180)	(178)	(213)
- other	(227)	(189)	(115)	(112)	(111)
Indirect expenses	(695)	(675)	(351)	(344)	(329)

	(1,280)	(1,288)	(646)	(634)	(653)

Profit before impairment losses	1,123	1,209	566	557	577
Impairment losses	(169)	(295)	(89)	(80)	(140)

Operating profit	954	914	477	477	437

Analysis of income by product
Personal advances	443	458	220	223	222
Personal deposits	227	353	124	103	168
Mortgages	1,277	1,159	649	628	596
Cards	419	431	210	209	212
Other	37	96	9	28	32

Total income	2,403	2,497	1,212	1,191	1,230

Analysis of impairments by sector
Mortgages	25	58	15	10	24
Personal	85	166	50	35	84
Cards	59	71	24	35	32

Total impairment losses	169	295	89	80	140

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.1%	0.1%	-	0.1%
Personal	2.0%	3.6%	2.4%	1.6%	3.7%
Cards	2.1%	2.5%	1.7%	2.5%	2.3%

Total	0.3%	0.5%	0.3%	0.3%	0.5%

UK Retail (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	25.8%	23.3%	26.1%	25.5%	22.5%
Net interest margin	3.53%	3.59%	3.56%	3.49%	3.57%
Cost:income ratio	53%	52%	53%	53%	53%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	98.3	99.1	(1%)	99.1	(1%)
- personal	8.3	8.6	(3%)	8.8	(6%)
- cards	5.6	5.5	2%	5.7	(2%)

	112.2	113.2	(1%)	113.6	(1%)
Loan impairment provisions	(2.5)	(2.6)	(4%)	(2.6)	(4%)

Net loans and advances to customers	109.7	110.6	(1%)	111.0	(1%)

Risk elements in lending	4.3	4.4	(2%)	4.6	(7%)
Provision coverage (2)	58%	58%	-	58%	-

Customer deposits	111.6	110.1	1%	107.6	4%
Assets under management (excluding deposits)	5.8	6.2	(6%)	6.0	(3%)
Loan:deposit ratio (excluding repos)	98%	100%	(200bp)	103%	(500bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	36.3	36.7	(1%)	37.9	(4%)
- Operational risk	7.8	7.8	-	7.8	-

Total risk-weighted assets	44.1	44.5	(1%)	45.7	(4%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

Key points
UK Retail continues to focus on making RBS and NatWest easy to deal with, delivering some great improvements for its customers. To be the best retail bank in the UK, UK Retail needs to deliver a consistently excellent service experience for its customers across all its channels. The division has continued to make progress, launching its new Private 24 service which gives Private Banking customers direct access to a Private Banking Officer any time of the day or night.

In June 2013, NatWest was voted the ‘Most Trusted Mainstream Bank’ in the UK by 20,000 people in an independent survey. Customers are our business and trust is the cornerstone of sustainable, long term relationships.

UK Retail (continued)

Key points (continued)
During Q2 2013, UK Retail launched the mortgage “NatYes” and “RBYES” advertising campaigns following significant investment in re-training its mortgage advisors during Q1 2013. Applications increased significantly in Q2 reaching their highest level since early 2012 and, supported by improved customer management information systems, advisors continue to help customers buy a home based on making the right financial decision for their individual circumstances.

UK Retail received a 5 star Defaqto award for the current account switcher service. This reinforces its commitment to make it easy and simple for customers to switch their current account in preparation for the launch of Industry Switcher in September 2013.

H1 2013 compared with H1 2012
•	Operating profit increased by £40 million or 4% to £954 million. Impairment losses were lower and income trends improved in the second quarter.

•
Customer deposits were 5% higher than 30 June 2012 with both instant access savings and current account balances continuing to grow. Mortgage balances grew marginally, with H1 2013 affected by the completion of the advisor re-training programme. Unsecured lending balances declined 7%, reflecting muted demand from customers and continued consumer deleveraging.

•
Net interest income declined by 2%, reflecting lower rates on current account hedges, partly offset by good mortgage income growth mainly due to widening of back book margins. Savings margins improved as market pricing eased, although on new business this was offset by tighter mortgage margins.

•	Non-interest income has been adversely affected by changes to the investment advice business following the Retail Distribution Review (RDR) resulting in lower front book advice income.

•	Costs remained tightly controlled with continued business focus on efficiency.
○ Staff costs were 16% lower following a headcount reduction of 2,200 as the division continues to streamline processes to improve customer experience.
○ Other direct costs increased due to higher Financial Services Compensation Scheme levy charges.
○ Greater investment in technology drove the increase in indirect costs.

•
In addition, the provision relating to historic Payment Protection Insurance (PPI) was increased by £0.2 billion, bringing the total PPI expense to date to £2.4 billion. This expense is not included in operating profit.

•	Impairment losses decreased by 43% as a result of lower default levels across all products, reflecting continued improvement in quality.

•	Risk-weighted assets fell by 7%, reflecting quality improvements and balance reductions across the unsecured portfolio.

UK Retail (continued)

Key points (continued)

Q2 2013 compared with Q1 2013
•	Operating profit was stable with a 2% increase in income offset by slightly higher costs and impairment losses.

•
Mortgage balances declined by 1% as advisor training during Q1 2013 affected mortgage completions. Mortgage application values increased by 72% versus Q1 2013, indicating a strong pipeline of lending which will flow through to completion from Q3 2013 onwards. Customer deposits continued to grow, driving the loan:deposit ratio down to 98%.

•
Net interest income increased by 2%, reflecting improved back book mortgage margins and wider savings margins as market pricing eased. These were partly offset by the continuation of lower rates on current account hedges.

•
Non-interest income was flat. Strong transactional income from higher debit and credit card volumes was offset by increased regulatory provisions relating to card payment protection. Investment advice income post-RDR remained at subdued levels.

•	Costs increased by 2%, mainly due to higher levels of marketing spend and increased investment in technology.

•	Impairment losses increased by 11%. Default levels remained broadly flat; however, the level of recoveries on previously defaulted unsecured debt was slightly lower than Q1 2013.

Q2 2013 compared with Q2 2012
•	Operating profit increased by 9% mainly due to lower impairments.

•
Net interest income from mortgages increased due to improved back book margins, partially offset by lower rates on current account hedges. Overall net interest income remained flat. Non-interest income was lower, reflecting a decline in investment advice income.

•	Total costs were down 1% as a fall in staff costs resulting from lower headcount was partially offset by higher regulatory charges and investment in technology.

•	Impairment losses fell by 36%, with improvements in asset quality resulting in lower default volumes.

UK Corporate

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,421	1,528	715	706	772

Net fees and commissions	656	682	335	321	346
Other non-interest income	149	202	92	57	93

Non-interest income	805	884	427	378	439

Total income	2,226	2,412	1,142	1,084	1,211

Direct expenses
- staff	(454)	(485)	(226)	(228)	(236)
- other	(218)	(174)	(113)	(105)	(89)
Indirect expenses	(422)	(392)	(214)	(208)	(193)

	(1,094)	(1,051)	(553)	(541)	(518)

Profit before impairment losses	1,132	1,361	589	543	693
Impairment losses	(379)	(357)	(194)	(185)	(181)

Operating profit	753	1,004	395	358	512

Analysis of income by business
Corporate and commercial lending	1,287	1,351	665	622	664
Asset and invoice finance	334	333	170	164	171
Corporate deposits	156	340	83	73	174
Other	449	388	224	225	202

Total income	2,226	2,412	1,142	1,084	1,211

Analysis of impairments by sector
Financial institutions	1	4	(1)	2	2
Hotels and restaurants	30	23	12	18	8
Housebuilding and construction	18	104	6	12	79
Manufacturing	13	19	5	8	19
Private sector education, health, social work, recreational and community services	69	43	44	25	21
Property	162	64	93	69	34
Wholesale and retail trade, repairs	39	49	7	32	16
Asset and invoice finance	6	20	5	1	11
Shipping	32	11	24	8	9
Other	9	20	(1)	10	(18)

Total impairment losses	379	357	194	185	181

UK Corporate (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	-	0.1%	(0.1%)	0.2%	0.1%
Hotels and restaurants	1.1%	0.8%	0.9%	1.3%	0.5%
Housebuilding and construction	1.2%	5.9%	0.8%	1.5%	9.0%
Manufacturing	0.6%	0.8%	0.5%	0.7%	1.6%
Private sector education, health, social work, recreational and community services	1.6%	1.0%	2.0%	1.1%	0.9%
Property	1.3%	0.5%	1.5%	1.1%	0.5%
Wholesale and retail trade, repairs	1.0%	1.1%	0.3%	1.5%	0.7%
Asset and invoice finance	0.1%	0.4%	0.2%	-	0.4%
Shipping	0.9%	0.3%	1.3%	0.4%	0.5%
Other	0.1%	0.2%	-	0.1%	(0.3%)

Total	0.7%	0.6%	0.7%	0.7%	0.7%

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	11.3%	16.5%	11.8%	10.7%	16.8%
Net interest margin	3.03%	3.13%	3.05%	3.01%	3.17%
Cost:income ratio	49%	44%	48%	50%	43%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	4.6	5.1	(10%)	5.8	(21%)
- hotels and restaurants	5.5	5.6	(2%)	5.6	(2%)
- housebuilding and construction	2.9	3.1	(6%)	3.4	(15%)
- manufacturing	4.4	4.7	(6%)	4.7	(6%)
- private sector education, health, social work, recreational and community services	8.7	8.8	(1%)	8.7	-
- property	24.1	24.4	(1%)	24.8	(3%)
- wholesale and retail trade, repairs	8.2	8.6	(5%)	8.5	(4%)
- asset and invoice finance	11.6	11.4	2%	11.2	4%
- shipping	7.3	7.7	(5%)	7.6	(4%)
- other	27.3	27.4	-	26.7	2%

	104.6	106.8	(2%)	107.0	(2%)
Loan impairment provisions	(2.4)	(2.4)	-	(2.4)	-

Net loans and advances to customers	102.2	104.4	(2%)	104.6	(2%)

Total third party assets	107.6	109.9	(2%)	110.2	(2%)
Risk elements in lending	6.2	5.3	17%	5.5	13%
Provision coverage (1)	39%	45%	(600bp)	45%	(600bp)

Customer deposits	126.2	123.9	2%	127.1	(1%)
Loan:deposit ratio (excluding repos)	81%	84%	(300bp)	82%	(100bp)

Risk-weighted assets
- Credit risk (non-counterparty)	79.7	78.6	1%	77.7	3%
- Operational risk	8.4	8.4	-	8.6	(2%)

	88.1	87.0	1%	86.3	2%

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
In 2013, UK Corporate has continued to demonstrate its commitment to supporting the UK’s economic recovery through a number of lending and other initiatives.

The division continued its full support of the Funding for Lending (FLS) scheme. Surpassing its original FLS commitment, UK Corporate has now allocated in excess of £3.9 billion of new FLS-related lending to over 23,000 customers, £2.3 billion of which has already been drawn. Mid-sized manufacturers are being offered targeted support, with interest rates reduced by more than 1% in some cases. Small and Medium Enterprise (SME) customers benefited from both lower interest rates and the removal of arrangement fees.

The division has also begun proactively reviewing the business needs of SME customers to understand if they could benefit from the offer of additional facilities. 'Statements of Appetite' have already been issued, to 1,400 customers offering over £1.4 billion of funding. By the end of this year all eligible SME customers will have been reviewed.

UK Corporate (continued)

Key points (continued)
To ensure that all avenues to increasing SME lending are explored, RBS announced the appointment of Sir Andrew Large and Oliver Wyman on 3 July to undertake a thorough and independent review of the lending standards and practices used by RBS and NatWest. The review will aim to identify any extra steps that RBS and NatWest can take to enhance support to SMEs and the wider UK economic recovery while maintaining safe and sound lending practices.

In H1 2013 over 7,000 customers benefited from the Business Banking Enterprise Programme, underlining UK Corporate’s commitment to supporting the communities it operates in. Through its nationwide Start-Up Surgeries, Mobile Business School and Business Academies the Programme offers support and advice to aspiring entrepreneurs, new start-up businesses and established SMEs looking to grow. H1 2013 also saw UK Corporate expand its Two Percent Club nationwide. A high-level networking group, the Two Percent Club aims to help women from 500 UK organisations to achieve senior business roles.

H1 2013 compared with H1 2012
•	After a subdued first quarter, improving income trends in the second quarter helped operating profit for H1 2013 recover to £753 million, albeit down 25% on H1 2012.

•
Net interest income was down 7% due to tightening yield curves and dampened lending volumes. In addition, H1 2012 had the benefit from a revision to deferred income recognition of £58 million. Excluding this revision, underlying net interest margin increased as a result of deposit re-pricing, initiated in Q4 2012, and moderately increased asset margins.

•
Non-interest income contracted by 9%, including higher equity gains of £23 million offset by lower Markets revenue share income, down £38 million, and higher derivative close-out charges associated with impaired assets of £21 million.

•
Expenses were up 4%, reflecting continued investment spend, provisions for customer remediation and an increased share of branch network costs. These have been partially offset by management actions on staff incentives and lower Markets revenue share related costs.

•
Impairments were 6% higher as increased specific and latent provisions in the mid-to-large corporate business were substantially offset by reduced individual and collectively assessed provisions in the SME business.

•	The loan to deposit ratio improved by 400 basis points with deposit volumes broadly flat and lending volumes down 5% as business demand for credit remains weak.

•	Risk-weighted assets increased due to industry-wide regulatory capital model changes applying the slotting approach to real estate and also due to changes to models for the shipping portfolio.

UK Corporate (continued)

Key points (continued)

Q2 2013 compared with Q1 2013
•	Operating profit improved by 10%, reflecting an increase in non-interest income which was partly offset by slightly higher impairments. Return on equity rose from 10.7% to 11.8%.

•
Net interest income increased by 1% as a result of management actions taken on deposit and asset re-pricing in order to help mitigate the impact of continued lacklustre loan demand and an additional day in the quarter.

•	Non-interest income was up 13%, largely reflecting an equity gain of £20 million and improved transaction services income.

•	Expenses increased by 2% due to lower staff incentive cost releases, along with higher SME marketing and customer remediation costs.

•	Impairments increased by 5%, driven by a small number of individual cases, partially offset by a modest reduction in collectively assessed provisions.

•	Risk elements in lending increased by 17% to £6.2 billion, primarily driven by a small number of legacy commercial real estate and shipping-related exposures.

•	Risk-weighted assets increased by 1% due to regulatory capital model changes in shipping, partially offset by a number of assets moving into default.

Q2 2013 compared with Q2 2012
•	Operating profit declined by 23% reflecting the impact of economic factors, mainly interest rate driven, higher allocation of indirect costs and increased customer remediation provisions.

•
Net interest income fell by 7%, with the economic factors impacting deposit returns, subdued lending demand and the non-repeat of the deferred income recognition in Q2 2012 of £30 million, partially offset by improved asset margins as a result of re-pricing initiatives.

•	Non-interest income declined by 3% as a result of lower Markets revenue share and higher derivative close out charges, partially offset by an equity gain in Q2 2013.

•	Expenses increased by 7% as a result of higher customer remediation provisions and an increased share of branch network expenditure, partially offset by lower Markets revenue share related costs.

•	Impairments were up 7% due to higher individual and latent provisions partially offset by the releases in collectively assessed provisions.

Wealth

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	331	357	162	169	178

Net fees and commissions	180	183	91	89	90
Other non-interest income	34	53	19	15	35

Non-interest income	214	236	110	104	125

Total income	545	593	272	273	303

Direct expenses
- staff	(218)	(231)	(110)	(108)	(115)
- other	(51)	(85)	(27)	(24)	(42)
Indirect expenses	(157)	(151)	(77)	(80)	(73)

	(426)	(467)	(214)	(212)	(230)

Profit before impairment losses	119	126	58	61	73
Impairment losses	(7)	(22)	(2)	(5)	(12)

Operating profit	112	104	56	56	61

Analysis of income
Private banking	447	489	223	224	252
Investments	98	104	49	49	51

Total income	545	593	272	273	303

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Performance ratios
Return on equity (1)	12.1%	11.1%	12.1%	12.1%	13.1%
Net interest margin	3.48%	3.68%	3.41%	3.55%	3.69%
Cost:income ratio	78%	79%	79%	78%	76%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.8	(1%)	8.8	(1%)
- personal	5.7	5.7	-	5.5	4%
- other	2.7	2.7	-	2.8	(4%)

	17.1	17.2	(1%)	17.1	-
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	17.0	17.1	(1%)	17.0	-

Risk elements in lending	0.3	0.3	-	0.2	50%
Provision coverage (1)	39%	43%	(400bp)	44%	(500bp)
Assets under management (excluding deposits)	31.1	30.8	1%	28.9	8%
Customer deposits	38.9	39.6	(2%)	38.9	-

Loan:deposit ratio (excluding repos)	44%	43%	100bp	44%	-

Risk-weighted assets
- Credit risk (non-counterparty)	10.6	10.4	2%	10.3	3%
- Market risk	-	0.2	(100%)	0.1	(100%)
- Operational risk	1.9	1.9	-	1.9	-

	12.5	12.5	-	12.3	2%

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
Wealth delivered a good performance in H1 2013. Operating profit increased, with lower expenses and impairments partially offset by the non-recurrence of the gain on sale of businesses in H1 2012 and the reduction in the spread earned on deposits, reflecting lower Group funding requirements, the sustained reduction in bank wholesale funding costs and a market-wide decline in rates. The Asian and Eastern European markets continue to provide revenue growth.

H1 2013 saw further progress on delivering the divisional strategy, including launching a new advice proposition which is fully compliant with the requirements of the UK’s RDR. In addition, work continues to streamline client-facing processes and drive increased benefits from the division’s global technology platform.

In June 2013, the division announced its intention to develop its Jersey operations as the centre of excellence for its international trust business, withdrawing from the Cayman Islands and restructuring the trust business in Geneva. Under the new trust strategy, Coutts will strengthen its international offering by re-positioning it as a market leading, client-centric trust business. This approach is consistent with the divisional strategy, which focuses on investing in relationships whilst driving greater quality and efficiency.

Wealth (continued)

Key points (continued)

H1 2013 compared with H1 2012
•
Operating profit increased by 8% with lower expenses and impairments partially offset by the non-recurrence of the gain on sale, £15 million, of the Latin American, Caribbean and African business in Q2 2012.

•	Excluding this one-off gain, income was down 6%. Improvements in lending margins were offset by the continued impact of lower spreads received on a number of Wealth’s deposits.

•
Expenses decreased by 9% reflecting reduced headcount as a result of efficiency gains from investment in the global platform infrastructure. H1 2012 also included a Financial Services Authority fine and client redress payments.

•	Impairments were £15 million lower, as the credit quality of the loan book remained strong.

•	Client assets and liabilities managed by the division increased by 1%. Lending volumes remained stable and deposit volumes grew by 1%, predominantly in the UK. Assets under management also grew by 2%.

•	Return on equity increased by 100 basis points to 12.1% in line with the increase in operating profit.

Q2 2013 compared with Q1 2013
•	Operating profit was flat as higher expenses were offset by lower impairments.

•
Income was flat: a 6% increase in non-interest income, reflecting an increase in investment volumes and transactional activity, was offset by a decline in net interest income due to lower deposit funding rates. Further deposit re-pricing actions were taken in June 2013 to mitigate this impact.

•	Expenses increased by 1%, driven by restructuring expenditure in Q2 2013. Excluding this, staff costs were lower as a result of a reduction in headcount.

•
Client assets and liabilities managed by the division declined by 1%. Lending volumes were  stable, deposit volumes declined by 2% and assets under management grew by 1% due to net inflows of £0.9 billion primarily in international markets.

Q2 2013 compared with Q2 2012
•	Operating profit was 8% lower, largely driven by the non-recurrence of the gain on sale, £15 million, of the Latin American, Caribbean and African business in Q2 2012.

•
Income decreased by 10% as a result of the non-recurrence of the gain on sale in Q2 2012 and lower net interest income. Net interest income declined by 9%, reflecting lower income on deposit funding rates. Lending income increased with a sustained improvement in margins. Excluding the impact of the business sale, non-interest income was flat.

•	Expenses decreased by 7% due to lower headcount and the non-recurrence of the client redress in Q2 2012. Excluding this, expenses decreased by 3%, assisted by active management of discretionary costs.

•	Impairments were £10 million lower.

International Banking

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income (excluding funding costs of rental assets)	374	494	177	197	234
Funding costs of rental assets	-	(9)	-	-	-
Net interest income	374	485	177	197	234
Non-interest income	576	618	291	285	327

Total income	950	1,103	468	482	561

Direct expenses
- staff	(270)	(343)	(136)	(134)	(154)
- other	(72)	(96)	(34)	(38)	(48)
Indirect expenses	(318)	(338)	(157)	(161)	(165)

	(660)	(777)	(327)	(333)	(367)

Profit before impairment losses	290	326	141	149	194
Impairment losses	(154)	(62)	(99)	(55)	(27)

Operating profit	136	264	42	94	167

Of which:
Ongoing businesses	136	281	42	94	168
Run-off businesses	-	(17)	-	-	(1)

Analysis of income by product
Cash management	364	514	177	187	246
Trade finance	141	145	71	70	73
Loan portfolio	444	430	220	224	233

Ongoing businesses	949	1,089	468	481	552
Run-off businesses	1	14	-	1	9

Total income	950	1,103	468	482	561

Analysis of impairments by sector
Manufacturing and infrastructure	127	19	87	40	2
Property and construction	(5)	7	9	(14)	7
Transport and storage	24	(4)	-	24	-
Telecommunications, media and technology	(7)	9	(7)	-	-
Banks and financial institutions	-	31	-	-	19
Other	15	-	10	5	(1)

Total impairment losses	154	62	99	55	27

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.8%	0.2%	1.0%	0.5%	0.2%

International Banking (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios (ongoing businesses)
Return on equity (1)	3.8%	9.0%	2.3%	5.2%	10.5%
Net interest margin	1.68%	1.62%	1.62%	1.74%	1.65%
Cost:income ratio	69%	69%	70%	69%	65%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- manufacturing and infrastructure	16.6	16.9	(2%)	15.8	5%
- property and construction	2.4	2.5	(4%)	2.4	-
- transport and storage	3.5	2.8	25%	2.5	40%
- telecommunications, media and technology	1.7	2.6	(35%)	2.2	(23%)
- banks and financial institutions	7.7	7.9	(3%)	9.1	(15%)
- other	8.7	9.8	(11%)	10.2	(15%)

	40.6	42.5	(4%)	42.2	(4%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.4)	-

Net loans and advances to customers	40.2	42.1	(5%)	41.8	(4%)
Loans and advances to banks	5.6	5.8	(3%)	4.8	17%
Securities	2.5	2.5	-	2.6	(4%)
Cash and eligible bills	0.2	0.4	(50%)	0.5	(60%)
Other	3.4	3.6	(6%)	3.3	3%

Total third party assets (excluding derivatives mark-to-market)	51.9	54.4	(5%)	53.0	(2%)
Risk elements in lending	0.5	0.6	(17%)	0.4	25%
Provision coverage (3)	75%	59%	1,600bp	93%	(1,800bp)

Customer deposits (excluding repos)	46.0	47.0	(2%)	46.2	-
Bank deposits (excluding repos)	6.1	4.7	30%	5.6	9%
Loan:deposit ratio (excluding repos)	87%	90%	(300bp)	91%	(400bp)

Risk-weighted assets
- Credit risk (non-counterparty)	45.0	44.2	2%	46.7	(4%)
- Operational risk	4.7	4.7	-	5.2	(10%)

	49.7	48.9	2%	51.9	(4%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	1	14	-	1	9
Direct expenses	(1)	(31)	-	(1)	(10)

Operating profit/(loss)	-	(17)	-	-	(1)
Note:
(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
International Banking continues to meet its customers’ international needs through its three pillars of service (debt financing, risk management and transaction services) and chosen network. It focuses on initiatives that put customers at the centre of its business.

In H1 2013, International Banking continued its progress in strengthening its balance sheet, in particular its liability composition. Performance, however, continued to be negatively affected by ongoing economic pressures including: low interest rates, significant impairment losses and constrained corporate appetite for risk management activities.

Despite these headwinds, the division continued to earn external recognition for its efforts in serving its customers’ needs, helping RBS Group gain further awards such as:

•	Best Bank for Liquidity Management in Western Europe and Central & Eastern Europe (Global Finance Awards 2013)

•	Best Supply Chain Finance Provider in Western Europe (Global Finance Awards 2013)

•	Deal of the year for Corporate Bonds in America and Europe (The Banker)

•	Deal of the year for Loans in Europe and Middle East (The Banker)

•	Number One in Sterling denominated Debt Capital Markets in Q2 2013, Number Two for H1 2013 (Dealogic).

H1 2013 compared with H1 2012
•	Operating profit was down £128 million, or 48%, driven by higher impairments and lower income, partially offset by lower expenses.

•	Income decreased by £153 million, 14%:
○ Cash Management decreased by 29%, reflecting a decline in both three-month LIBOR and five year fixed rates as well as increased funding costs of liquidity buffer requirements.
○
Loan Portfolio income was up 3%, mainly due to market movements associated with credit hedging activities and lower associated funding costs, partly offset by the impact on net interest income of the smaller balance sheet

•
Total expenses decreased by £117 million, or 15%, reflecting continued focus on cost reduction, which has been achieved through timely run-off of discontinued businesses, headcount reduction and management of technology and infrastructure support costs. Revenue-linked expenses also fell in line with the decrease in income.

•	Impairment losses increased by £92 million and included two large single-name provisions, in the manufacturing and infrastructure sector, totalling £109 million.

•	Return on equity was 4% compared with 9% in H1 2012.

•	Customer deposits increased by £4 billion in line with the division’s strategy to meet its loan:deposit ratio objectives.

•
Third party assets were down 15%, reflecting a continued trend of repayments as customers carefully manage their debt profile in light of unfavourable economic conditions. This was partially offset by growth in Trade Finance as the business continues to grow capital efficient lending and increase market share.

•	Risk-weighted assets increased by 8% as regulatory credit model uplifts were only partly offset by continued mitigation activity.

International Banking (continued)

Key points (continued)

Q2 2013 compared with Q1 2013
•	Operating profit decreased by £52 million as a decline in income and increase in impairments were only partially mitigated by lower expenses.

•	Income was 3% lower:
○ Cash Management income was affected by increased funding costs of liquidity buffer requirements.
○ Loan Portfolio income was down, as Q1 2013 included one large hedging transaction.

•	Expenses declined by £6 million, driven by lower infrastructure support costs.

•	Impairments were higher, principally reflecting a £55 million single name provision.

•	Third party assets declined by 5% following increased levels of customer repayments.

•	Customer deposits remained stable while bank deposits were up 30%, driven by two significant transactions.

•	Risk-weighted assets increased by 2%, reflecting the impact of regulatory uplifts, partially offset by repayments and loan sale mitigation.

Q2 2013 compared with Q2 2012
•	Operating profit decreased by £125 million as lower income and higher impairment losses were only partially offset by cost reduction.

•	Income was 17% lower:
○ Cash Management income was affected by margin compression.
○ Loan Portfolio decreased by 6% due to lower ancillary income.

•	Expenses declined by £40 million as benefits were realised from the run-off of discontinued businesses and planned headcount reductions. In addition, discretionary expenses were effectively managed.

Ulster Bank

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	308	325	154	154	160

Net fees and commissions	69	73	35	34	35
Other non-interest income	73	22	53	20	11

Non-interest income	142	95	88	54	46

Total income	450	420	242	208	206

Direct expenses
- staff	(124)	(107)	(67)	(57)	(54)
- other	(27)	(22)	(12)	(15)	(10)
Indirect expenses	(125)	(129)	(65)	(60)	(64)

	(276)	(258)	(144)	(132)	(128)

Profit before impairment losses	174	162	98	76	78
Impairment losses	(503)	(717)	(263)	(240)	(323)

Operating loss	(329)	(555)	(165)	(164)	(245)

Analysis of income by business
Corporate	170	190	88	82	88
Retail	209	174	120	89	86
Other	71	56	34	37	32

Total income	450	420	242	208	206

Analysis of impairments by sector
Mortgages	181	356	91	90	141
Commercial real estate
- investment	97	91	51	46	51
- development	26	24	12	14	10
Other corporate	186	217	111	75	103
Other lending	13	29	(2)	15	18

Total impairment losses	503	717	263	240	323

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.8%	3.7%	1.8%	1.8%	2.9%
Commercial real estate
- investment	5.4%	4.9%	5.7%	5.1%	5.5%
- development	7.4%	6.0%	6.9%	8.0%	5.0%
Other corporate	5.0%	5.5%	5.9%	3.8%	5.2%
Other lending	2.0%	4.1%	(0.6%)	4.6%	5.1%

Total	3.1%	4.3%	3.2%	2.9%	3.9%

Ulster Bank (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	(13.8%)	(22.8%)	(14.1%)	(13.5%)	(19.8%)
Net interest margin	1.85%	1.85%	1.85%	1.85%	1.82%
Cost:income ratio	61%	61%	60%	63%	62%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	19.8	19.7	1%	19.2	3%
Commercial real estate
- investment	3.6	3.6	-	3.6	-
- development	0.7	0.7	-	0.7	-
Other corporate	7.5	7.8	(4%)	7.8	(4%)
Other lending	1.3	1.3	-	1.3	-

	32.9	33.1	(1%)	32.6	1%
Loan impairment provisions	(4.4)	(4.2)	5%	(3.9)	13%

Net loans and advances to customers	28.5	28.9	(1%)	28.7	(1%)

Risk elements in lending
Mortgages	3.4	3.4	-	3.1	10%
Commercial real estate
- investment	1.9	1.6	19%	1.6	19%
- development	0.5	0.4	25%	0.4	25%
Other corporate	2.6	2.4	8%	2.2	18%
Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	8.6	8.0	8%	7.5	15%
Provision coverage (2)	52%	53%	(100bp)	52%	-

Customer deposits	23.1	22.7	2%	22.1	5%
Loan:deposit ratio (excluding repos)	123%	127%	(400bp)	130%	(700bp)

Risk-weighted assets
- Credit risk
- non-counterparty	31.3	34.3	(9%)	33.6	(7%)
- counterparty	0.6	0.6	-	0.6	-
- Market risk	0.3	0.2	50%	0.2	50%
- Operational risk	1.7	1.7	-	1.7	-

	33.9	36.8	(8%)	36.1	(6%)

Spot exchange rate - €/£	1.169	1.183		1.227

Notes:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank (continued)

Key points
Operating results remained stable in Q2 2013 and improved significantly from H1 2012 primarily reflecting lower impairment losses driven by a stabilisation in economic conditions.

Ulster Bank continued to work towards creating a customer-centric bank and launched a number of new initiatives during Q2 2013:
•	Further enhancements to online and mobile apps improved the service for both retail and business customers.

•	Opening hours in the customer contact centre have been extended to 24 hours, 7 days a week to support Anytime banking customers.

•	The introduction of an Emergency Cash service via ATMs for customers who have lost their debit card or had it stolen.

•
The introduction of tailored corporate products for the not-for-profit sector makes it easier for customers to make donations to charities via the ATM network or through the bank’s core websites and provides flexible day-to-day banking with free transaction fees for registered charities.

The bank continued to work with customers in arrears and further investment was made in programmes to support customers in financial difficulty.

Customer deposit balances increased for the third consecutive quarter and have grown by 12% from Q2 2012 as the bank continued to strengthen its balance sheet. The loan:deposit ratio improved by 400 basis points in the quarter to 123%, significantly lower than the 144% reported in Q2 2012.

H1 2013 compared with H1 2012
•	Operating loss decreased by £226 million driven by a significant improvement in impairment losses.

•
Net interest income fell by £17 million, primarily reflecting the relatively high cost of deposit raising. However, net interest margin remained steady at 1.85% as product re-pricing initiatives and the benefit of a smaller stock of liquid assets offset the higher deposit costs.

•	Non-interest income increased by £47 million primarily reflecting a significant gain on economic hedges of the mortgage portfolio.

•	Expenses increased by £18 million reflecting further investment in programmes to support customers in arrears, higher pension charges and the cost of mandatory change programmes.

•
Impairment losses fell by £214 million or 30%, with a significant reduction in losses on the mortgage portfolio as the pace of arrears formation slowed and residential property prices stabilised. Q2 2013 saw the first quarter on quarter decline in 90 day past due mortgage arrears since Q2 2008.

•
The loan:deposit ratio improved from 144% to 123%. Customer deposit balances increased by 12%, primarily in the retail and SME sectors. Loan balances declined by 4% reflecting limited new lending due to low levels of demand coupled with amortisation as customers reduce their debt levels.

Ulster Bank (continued)

Key points (continued)

H1 2013 compared with H1 2012 (continued)
•
Risk elements in lending increased versus 30 June 2012 primarily reflecting further deterioration in credit quality during H2 2012. During H1 2013 credit trends have improved albeit risk elements in lending increased by a further £0.6 billion largely driven by the inclusion of exposures relating to corporate customers which were 90 days past due but subject to on-going renegotiations and awaiting final agreement with the customers.

•
Risk-weighted assets, which substantially represent the capital requirement of the performing loan book, decreased by 9% compared with 30 June 2012. This reflects a smaller performing loan book due in part to the impact of exposures on corporate customers which were 90 days past due, coupled with an improvement in credit metrics arising from stabilising economic conditions.

Q2 2013 compared with Q1 2013
•	The significant improvement in financial performance achieved in Q1 2013 was maintained during Q2 2013, with operating loss stable at £165 million.

•	Net interest income and net interest margin remained stable. Non-interest income increased by £34 million, principally due to gains on economic hedges of the mortgage portfolio.

•
Expenses increased by £12 million reflecting the impact of an impairment charge on own property assets of £5 million, along with further investment in programmes to support customers in financial difficulty and the cost of mandatory change programmes.

•
Impairment losses on the mortgage portfolio remained stable as a significant improvement in the level of defaults and property values was maintained during Q2 2013. The underlying credit metrics on the corporate portfolio also continued to stabilise; however, overall impairment losses increased in the quarter due to a small number of significant charges on individual counterparty exposures. The increase in risk elements in lending during Q2 2013 was largely driven by the inclusion of exposures relating to corporate customers which were 90 days past due but subject to on-going renegotiations and awaiting final agreement with the customers.

•	Deposit balances increased by 2% in the quarter, while loan balances fell marginally. The loan:deposit ratio improved by 400 basis points to 123%.

•	Risk-weighted assets reduced by 8% reflecting improved credit metrics as economic conditions stabilised and the impact of exposures on corporate customers which were 90 days past due.

Q2 2013 compared with Q2 2012
•	Operating loss decreased by £80 million, driven by higher income and lower impairment losses.

•
Income increased by £36 million largely driven by gains on economic hedges of the mortgage portfolio. Net interest margin increased by 3 basis points reflecting product re-pricing coupled with the benefit of a reduced stock of liquid assets.

•	Expenses increased by £16 million reflecting further investment in programmes to support customers in arrears, higher pension charges and the cost of mandatory change programmes.

•	Impairment losses fell by £60 million, primarily in the mortgage portfolio, reflecting a stabilisation in the macroeconomic environment in the Republic of Ireland.

US Retail & Commercial (£ Sterling)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	944	979	473	471	488

Net fees and commissions	382	397	192	190	198
Other non-interest income	188	195	86	102	129

Non-interest income	570	592	278	292	327

Total income	1,514	1,571	751	763	815

Direct expenses
- staff	(557)	(532)	(278)	(279)	(262)
- other	(477)	(504)	(231)	(246)	(261)
- litigation settlement	-	(88)	-	-	-
Indirect expenses	(66)	(69)	(36)	(30)	(35)

	(1,100)	(1,193)	(545)	(555)	(558)

Profit before impairment losses	414	378	206	208	257
Impairment losses	(51)	(47)	(32)	(19)	(28)

Operating profit	363	331	174	189	229

Average exchange rate - US$/£	1.544	1.577	1.536	1.552	1.582

Analysis of income by product
Mortgages and home equity	249	267	123	126	133
Personal lending and cards	204	199	104	100	101
Retail deposits	379	440	189	190	223
Commercial lending	335	311	167	168	151
Commercial deposits	200	224	98	102	112
Other	147	130	70	77	95

Total income	1,514	1,571	751	763	815

Analysis of impairments by sector
Residential mortgages	12	2	10	2	(4)
Home equity	37	42	18	19	20
Corporate and commercial	(35)	(22)	(11)	(24)	(6)
Other consumer	37	20	15	22	17
Securities	-	5	-	-	1

Total impairment losses	51	47	32	19	28

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.1%	0.7%	0.1%	(0.3%)
Home equity	0.6%	0.6%	0.5%	0.6%	0.6%
Corporate and commercial	(0.3%)	(0.2%)	(0.2%)	(0.4%)	(0.1%)
Other consumer	0.8%	0.5%	0.7%	1.0%	0.8%

Total	0.2%	0.2%	0.2%	0.1%	0.2%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	8.0%	7.3%	7.7%	8.2%	10.0%
Net interest margin	2.92%	3.01%	2.91%	2.93%	3.00%
Cost:income ratio	73%	76%	73%	73%	68%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	5.8	6.0	(3%)	5.8	-
- home equity	13.5	13.8	(2%)	13.3	2%
- corporate and commercial	25.2	25.1	-	23.8	6%
- other consumer	8.8	8.9	(1%)	8.4	5%

	53.3	53.8	(1%)	51.3	4%
Loan impairment provisions	(0.3)	(0.3)	-	(0.3)	-

Net loans and advances to customers	53.0	53.5	(1%)	51.0	4%

Total third party assets	74.6	77.0	(3%)	72.8	2%
Investment securities	11.5	11.9	(3%)	12.0	(4%)
Risk elements in lending
- retail	0.9	0.9	-	0.8	13%
- commercial	0.2	0.4	(50%)	0.3	(33%)

Total risk elements in lending	1.1	1.3	(15%)	1.1	-
Provision coverage (2)	23%	22%	100bp	25%	(200bp)

Customer deposits (excluding repos)	60.1	62.4	(4%)	59.2	2%
Bank deposits (excluding repos)	1.6	1.7	(6%)	1.8	(11%)
Loan:deposit ratio (excluding repos)	88%	86%	200bp	86%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	52.7	53.1	(1%)	50.8	4%
- counterparty	0.6	0.8	(25%)	0.8	(25%)
- Operational risk	4.9	5.0	(2%)	4.9	-

	58.2	58.9	(1%)	56.5	3%

Spot exchange rate - US$/£	1.520	1.517		1.616

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
●	Sterling weakened against the US dollar during the first half of 2013, with the spot exchange rate decreasing 6% compared with 31 December 2012.

●	Performance is described in full in the US dollar-based financial statements set out on pages 49 to 52.

US Retail & Commercial (US Dollar)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,457	1,544	726	731	772

Net fees and commissions	590	625	295	295	313
Other non-interest income	291	307	133	158	204

Non-interest income	881	932	428	453	517

Total income	2,338	2,476	1,154	1,184	1,289

Direct expenses
- staff	(861)	(839)	(428)	(433)	(414)
- other	(737)	(794)	(356)	(381)	(415)
- litigation settlement	-	(138)	-	-	-
Indirect expenses	(102)	(108)	(54)	(48)	(54)

	(1,700)	(1,879)	(838)	(862)	(883)

Profit before impairment losses	638	597	316	322	406
Impairment losses	(78)	(74)	(48)	(30)	(43)

Operating profit	560	523	268	292	363

Analysis of income by product
Mortgages and home equity	384	422	189	195	211
Personal lending and cards	314	314	159	155	160
Retail deposits	586	693	291	295	352
Commercial lending	518	490	257	261	239
Commercial deposits	309	353	151	158	177
Other	227	204	107	120	150

Total income	2,338	2,476	1,154	1,184	1,289

Analysis of impairments by sector
Residential mortgages	19	3	16	3	(6)
Home equity	56	65	27	29	30
Corporate and commercial	(53)	(34)	(17)	(36)	(9)
Other consumer	56	33	22	34	27
Securities	-	7	-	-	1

Total impairment losses	78	74	48	30	43

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.1%	0.7%	0.1%	(0.3%)
Home equity	0.6%	0.6%	0.5%	0.6%	0.5%
Corporate and commercial	(0.3%)	(0.2%)	(0.2%)	(0.4%)	(0.1%)
Other consumer	0.8%	0.5%	0.7%	1.0%	0.8%

Total	0.2%	0.2%	0.2%	0.1%	0.2%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	8.0%	7.3%	7.7%	8.2%	10.0%
Net interest margin	2.92%	3.01%	2.91%	2.93%	3.00%
Cost:income ratio	73%	76%	73%	73%	68%

	30 June 2013	31 March 2013		31 December 2012
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	8.9	9.1	(2%)	9.4	(5%)
- home equity	20.4	20.9	(2%)	21.5	(5%)
- corporate and commercial	38.3	38.1	1%	38.5	(1%)
- other consumer	13.4	13.5	(1%)	13.5	(1%)

	81.0	81.6	(1%)	82.9	(2%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.5)	(20%)

Net loans and advances to customers	80.6	81.2	(1%)	82.4	(2%)

Total third party assets	113.3	116.8	(3%)	117.7	(4%)
Investment securities	17.4	18.1	(4%)	19.5	(11%)
Risk elements in lending
- retail	1.3	1.4	(7%)	1.3	-
- commercial	0.4	0.5	(20%)	0.6	(33%)

Total risk elements in lending	1.7	1.9	(11%)	1.9	(11%)
Provision coverage (2)	23%	22%	100bp	25%	(200bp)

Customer deposits (excluding repos)	91.4	94.6	(3%)	95.6	(4%)
Bank deposits (excluding repos)	2.4	2.6	(8%)	2.9	(17%)
Loan:deposit ratio (excluding repos)	88%	86%	200bp	86%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	79.9	80.6	(1%)	82.0	(3%)
- counterparty	1.0	1.2	(17%)	1.4	(29%)
- Operational risk	7.5	7.5	-	7.9	(5%)

	88.4	89.3	(1%)	91.3	(3%)

Notes:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US Dollar) (continued)

Key points
In Q2 2013, US R&C continued to focus on its back-to-basics strategy, which concentrates on core banking products and on competing on service and product capabilities rather than on price.

Small Business Banking and Commercial Enterprise Banking were integrated into one consolidated SME division within Consumer Banking, targeting companies with up to $25 million in annual sales. The consolidation will enhance the customer experience, transform sales and service, and align products and processes.

Consumer Banking continued to improve convenience for its customers with the installation of additional intelligent deposit machines and the introduction of a simplified online banking log-in screen. Consumer Banking also continued to grow and deepen customer relationships, evidenced by the upward trends in online banking usage, online bill payments, and direct deposit penetration. The penetration of deposit customers with a consumer loan product maintained an upward trajectory (improving from 29.4% to 31.9% year on year) indicating more effective cross-sell efforts.

Commercial Banking launched its new Middle Market Client Onboarding Program in May 2013. The program includes a series of individually customised communications to new clients over the first 90 days of their relationship. Early results from follow up satisfaction surveys indicate a very positive experience.

Corporate Finance & Capital Markets, which was launched in 2009, continued to take market share, not only from its regional competitors but also from the large money centre banks, while maintaining its strong traditional Middle Market league tables rank of #6 (data as of Q1 2013).

In the area of innovation, the division’s strategic alliance with Oppenheimer won the Barlow Research Associates’ Monarch Innovation Award for “Most Innovative Product”. The award highlights RBS Citizens’ commitment to making it easier for middle market companies to develop financial strategies that encompass both commercial banking and investment banking products and services.

H1 2013 compared with H1 2012
•
Operating profit of £363 million ($560 million) was up £32 million ($37 million), 10%. An unsettled economy, combined with significant market liquidity has resulted in intensified competitive pricing and terms for loans. While short-term rates remained low, there was a sudden increase in the 10 year Treasury rate at the end of H1 2013 ending the half year at 2.52%, up 85 bps from the prior year.

•
Net interest income was down 4% due to a smaller investment portfolio, consumer loan run-off and the effect of prevailing economic conditions on asset yields, partially offset by the benefit of £3 billion ($4 billion) of interest rate hedges executed during H1 2013 along with favourable funding costs and commercial loan growth.

•	Loans and advances were down 1%, with run-off of long-term fixed-rate consumer products partially offset by commercial loan growth.

•
Customer deposits were down 4% due to planned run-off of high priced time deposits partially offset by growth achieved in checking balances and savings products. Consumer checking balances grew by 3% while small business checking balances grew by 7% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

H1 2013 compared with H1 2012 (continued)
•
Excluding the £47 million ($75 million) gross gain on the sale of Visa B shares in H1 2012, non-interest income was up £25 million ($24 million), or 5%, reflecting higher securities gains up £44 million ($68 million), offset by lower mortgage banking fees and deposit fees.

•
Excluding the £88 million ($138 million) litigation settlement in H1 2012 relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010 and the £8 million ($13 million) litigation reserve associated with the sale of Visa B shares, expenses were down. This largely reflects a mortgage servicing rights impairment recapture of £25 million ($39 million) driven by the increase in long-term rates, partially offset by the cost of regulatory compliance and new technology investments.

•	Impairment losses remained low at £51 million ($78 million), or 0.2% of loans and advances.

Q2 2013 compared with Q1 2013
•	Operating profit of £174 million ($268 million) decreased by £15 million ($24 million), or 8%.

•	Net interest income of £473 million ($726 million) was broadly in line with Q1 2013.

•	Non-interest income was down £14 million ($25 million), or 5%, reflecting lower securities gains down £7 million ($10 million), mortgage fees and commercial banking fee income.

•
Expenses decreased by £10 million ($24 million), or 2%, largely reflecting a mortgage servicing rights impairment recapture driven by the increase in long-term rates. The 10 year Treasury rate was up 65 bps from the prior quarter.

•	Impairment losses remained low at £32 million ($48 million); the credit environment remained broadly stable in the quarter.

Q2 2013 compared with Q2 2012
•
Operating profit of £174 million ($268 million) decreased by £55 million ($33 million), or 8% excluding the £39 million ($62 million) net gain on the sale of Visa B shares in Q2 2012. Income, expense and impairment drivers are consistent with H1 2013 compared with H1 2012.

Markets

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	55	48	25	30	32

Net fees and commissions receivable	39	100	6	33	23
Income from trading activities	1,751	2,304	791	960	925
Other operating income	17	348	-	17	86

Non-interest income	1,807	2,752	797	1,010	1,034

Total income	1,862	2,800	822	1,040	1,066

Direct expenses
- staff	(686)	(970)	(301)	(385)	(425)
- other	(389)	(352)	(207)	(182)	(185)
Indirect expenses	(357)	(382)	(178)	(179)	(186)

	(1,432)	(1,704)	(686)	(746)	(796)

Profit before impairment losses	430	1,096	136	294	270
Impairment losses	(59)	(21)	(43)	(16)	(19)

Operating profit	371	1,075	93	278	251

Of which:
Ongoing businesses	373	1,129	94	279	268
Run-off businesses	(2)	(54)	(1)	(1)	(17)

Analysis of income by product
Rates and investor products (IP) (1)	735	1,431	395	340	507
Currencies	449	421	257	192	175
Asset backed products (ABP)	611	805	174	437	378
Credit markets	384	497	146	238	184

Total income ongoing businesses	2,179	3,154	972	1,207	1,244
Inter-divisional revenue share	(317)	(360)	(150)	(167)	(174)
Run-off businesses	-	6	-	-	(4)

Total income	1,862	2,800	822	1,040	1,066

Memo - Fixed income and currencies
Rates & IP/Currencies/ABP/Credit markets	2,179	2,940	972	1,207	1,153
Less: primary credit markets	(269)	(303)	(130)	(139)	(132)

Total fixed income and currencies	1,910	2,637	842	1,068	1,021

Note:
(1)
In Q4 2012, Investor Products and Equity Derivatives (IPED) operation was moved into Rates to form part of the Derivative Product Solutions (DPS) business. Includes IPED (H1 2012 - £214 million; Q2 2012 - £91 million) which are not included in fixed income and currencies.

Markets (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Performance ratios (ongoing businesses)
Return on equity (1)	5.5%	14.0%	2.8%	8.0%	6.8%
Cost:income ratio	77%	59%	83%	72%	73%
Compensation ratio (2)	37%	33%	37%	37%	39%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances to customers (gross)	28.2	32.0	(12%)	29.8	(5%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	28.0	31.8	(12%)	29.6	(5%)
Net loans and advances to banks (3)	16.0	20.1	(20%)	16.6	(4%)
Reverse repos	98.9	100.8	(2%)	103.8	(5%)
Securities	84.9	90.7	(6%)	92.4	(8%)
Cash and eligible bills	18.0	24.3	(26%)	30.2	(40%)
Other	21.9	20.2	8%	11.8	86%

Total third party assets (excluding derivatives mark-to-market)	267.7	287.9	(7%)	284.4	(6%)
Net derivative assets (after netting)	21.0	21.7	(3%)	21.9	(4%)

Provision coverage (4)	78%	76%	200bp	77%	100bp

Customer deposits (excluding repos)	26.4	25.7	3%	26.3	-
Bank deposits (excluding repos)	34.0	43.7	(22%)	45.4	(25%)

Risk-weighted assets
- Credit risk
- non-counterparty	12.5	12.4	1%	14.0	(11%)
- counterparty	30.8	32.7	(6%)	34.7	(11%)
- Market risk	33.7	33.6	-	36.9	(9%)
- Operational risk	9.8	9.8	-	15.7	(38%)

	86.8	88.5	(2%)	101.3	(14%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Excludes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	-	6	-	-	(4)
Direct expenses	(2)	(60)	(1)	(1)	(13)

Operating loss	(2)	(54)	(1)	(1)	(17)

	30 June 2013	31 March 2013	31 December 2012
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.2	0.1	0.1

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Key points
Markets focused on reducing its balance sheet and lowering risk during H1 2013, in line with the division’s objectives, announced in February 2013, of reaching £80 billion Basel III risk-weighted assets by the end of 2014. Third party assets and risk-weighted assets are both significantly lower than 31 December 2012, down by £17 billion and £15 billion, respectively.

The reduced scale of the balance sheet combined with market uncertainty, following the Federal Reserve’s comments about a tapering of quantitative easing, has limited opportunities for income generation. This contrasts with H1 2012 when markets were boosted by the European Central Bank’s (ECB’s) Long Term Refinancing Operation (LTRO).

Implementation of the restructuring announced in June 2013 will enable Markets to concentrate its resources on its strongest products and services, in fixed income and currencies, while continuing to support a global client franchise in a changing regulatory environment. As part of the restructuring Markets anticipates a c.2,000 reduction in headcount which is expected to be substantially completed by the end of 2014. This will contribute to an annualised cost base of the restructured business expected to be around £2.1 billion by 2015.

H1 2013 compared with H1 2012
•
Operating profit fell by £704 million as Markets managed down both the scale and risk of the balance sheet. This, combined with a weaker trading performance, had a negative impact on income, although it was mitigated by a continued focus on costs which were 16% lower than H1 2012.

•
Rates income fell as risk was reduced and the trading performance was weaker. Fixed income markets were challenging following the Federal Reserve’s indication that quantitative easing may be tapered earlier than anticipated, which contrasted with H1 2012 when the impact of the ECB’s LTRO on market conditions resulted in significant gains.

•
Higher Currencies income was primarily driven by FX Options, which benefited from market volatility in response to Central Bank actions in the US and Japan. The Spot FX business continued to deliver good performance in a highly competitive market.

•
Asset Backed Products continued to perform well, although income was lower as a result of a weaker market rally in 2013 compared with 2012 and, during Q2 2013, a market sell-off of agency backed products after the Federal Reserve signalled a potential tapering of its asset buying programme.

Markets (continued)

Key points (continued)

H1 2013 compared with H1 2012 (continued)
•
Credit Markets results reflected lower revenue from both Flow Credit Trading, which benefitted from a rally in corporate credit at the beginning of H1 2012, and Origination, where client activity was down as the business’s focus on investment grade clients limited opportunities to benefit from the growth in high yield issuance.

•
Staff expenses were 29% lower, reflecting both the substantial reductions in headcount that took place during 2012 and a reduced level of variable compensation. Although discretionary expenditure remained tightly controlled, other expenses have increased, driven by higher legal costs and mandatory investment spend.

•	Impairments reflected a small number of individual provisions in both H1 2012 and H1 2013.

•
The significant reduction in third party assets and, in particular, the £15 billion fall in risk-weighted assets since 31 December 2012 reflects Markets’ commitment to risk reduction and balance sheet management, despite continuing upwards pressure from regulators on risk- weightings.

Q2 2013 compared with Q1 2013
•
Operating profit declined to £93 million driven by a 21% fall in income. Market expectations of a tapering of quantitative easing drove volatility in Rates and a sell-off in Asset Backed Products, although the FX business benefited from currency volatility.

•	Rates improved compared with a weak Q1 2013, although volatility in fixed income markets continued to present challenging trading conditions.

•
Currencies income increased by 34% as options products gained from recent volatility and US dollar strengthening against both the Japanese yen and emerging market currencies. Spot FX remained consistent with a strong Q1 2013.

•
Asset Backed Products weakened as markets sold agency backed securities in anticipation of an easing of the Federal Reserve’s asset buying programme. This contrasted with Q1 2013 which benefited from an early market rally.

•	Credit Markets fell significantly as spreads widened in response to a potential reduction in quantitative easing. This contrasted with the credit rally seen in early Q1 2013.

•	Expenses fell by 8%, as the compensation ratio was maintained at the Q1 2013 level.

•	Third party assets fell by £20 billion, reflecting the continued reduction in trading assets in line with the strategic decision to reduce risk and focus on core strengths.

Q2 2013 compared with Q2 2012
•
The effect of Markets’ work on balance sheet scale and risk reduction is evident when comparing results over the last year, both in terms of the successful reshaping of the balance sheet and the inevitable impact of this on opportunities for income generation.

•
Income declined by 23% and RWAs by 20%. Lower levels of risk combined with the uncertain Q2 2013 trading conditions led to declines in the Rates and Credit businesses and Asset Backed Products was negatively affected by the sell-off in agency securities. This was partially offset by an improved Currencies performance, as the Options desk benefited from heightened volatility.

•	Costs were reduced significantly, driven by headcount reductions and a lower compensation ratio of 37% versus 39% in Q2 2012.

Central items

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Central items not allocated	104	(183)	140	(36)	7

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

H1 2013 compared with H1 2012
•	Central items not allocated represented a credit of £104 million compared with a debit of £183 million in H1 2012.

•
The movement was primarily due to gains of £460 million on disposals of available-for-sale securities, up £231 million versus H1 2012 and the non-repeat of IT incident costs of £125 million taken in H1 2012, partially offset by a £130 million charge recorded in H1 2013 in relation to litigation and conduct matters.

Q2 2013 compared with Q1 2013
•	Central items not allocated represented a credit of £140 million compared with a debit of £36 million in Q1 2013.

•
The movement was primarily due to gains of £355 million on disposals of available-for-sale securities, up £250 million versus Q1 2013 partially offset by a £95 million charge in Q2 2013 in relation to litigation and conduct matters.

Q2 2013 compared with Q2 2012
•	Central items not allocated represented a credit of £140 million compared with a credit of £7 million in Q2 2012.

•
The movement was primarily due to securities gains of £355 million and the non-repeat of IT incident costs taken in Q2 2012. Significant items offsetting these included higher unallocated costs in Group Treasury, up £72 million largely due to volatile items under IFRS, as well as the £95 million charge relating to litigation and conduct matters.

Non-Core

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income (excluding funding costs of rental assets)	1	203	29	(28)	88
Funding costs of rental assets	(19)	(91)	(10)	(9)	(40)

Net interest income	(18)	112	19	(37)	48

Net fees and commissions	38	60	18	20	29
Income/(loss) from trading activities	179	(401)	134	45	(131)
Other operating income
- rental income	100	392	43	57	173
- other (1)	67	107	59	8	(118)

Non-interest income	384	158	254	130	(47)

Total income	366	270	273	93	1

Direct expenses
- staff	(116)	(155)	(55)	(61)	(82)
- operating lease depreciation	(41)	(152)	(14)	(27)	(69)
- other	(64)	(87)	(36)	(28)	(46)
Indirect expenses	(100)	(131)	(51)	(49)	(65)

	(321)	(525)	(156)	(165)	(262)

Profit/(loss) before impairment losses	45	(255)	117	(72)	(261)
Impairment losses	(831)	(1,096)	(398)	(433)	(607)

Operating loss	(786)	(1,351)	(281)	(505)	(868)

Note:
(1)	Includes losses/gains on disposals (H1 2013 - £68 million loss; H1 2012 - £143 million gain; Q2 2013 - £11 million loss; Q1 2013 - £57 million loss and Q2 2012 - £39 million loss).

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	144	60	152	(8)	(117)
International businesses	72	161	27	45	76
Markets	150	49	94	56	42

Total income	366	270	273	93	1

Income/(loss) from trading activities
Monoline exposures	18	(191)	25	(7)	(63)
Credit derivative product companies	9	(7)	6	3	31
Asset-backed products (1)	36	68	16	20	37
Other credit exotics	15	(49)	-	15	(69)
Equities	1	2	1	-	3
Banking book hedges	3	(22)	-	3	(22)
Other	97	(202)	86	11	(48)

	179	(401)	134	45	(131)

Impairment losses
Banking and portfolios (2)	856	1,190	415	441	706
International businesses	6	25	4	2	14
Markets	(31)	(119)	(21)	(10)	(113)

Total impairment losses	831	1,096	398	433	607

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking and portfolios (4)	3.9%	3.6%	4.0%	3.4%	4.2%
International businesses	1.5%	3.0%	2.0%	0.8%	3.4%
Markets	-	(2.6%)	-	-	(4.4%)

Total	3.9%	3.6%	4.0%	3.3%	4.2%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes Ulster Bank impairment losses (H1 2013 - £431 million; H1 2012 - £455 million; Q2 2013 - £189 million; Q1 2013 - £242 million and Q2 2012 - £191 million).
(3)	Includes disposal groups.
(4)
Ulster Bank (H1 2013 - 6.8%; H1 2012 - 6.8%; Q2 2013 - 5.9%; Q1 2013 - 7.4% and Q2 2012 - 5.7%). Banking and portfolios excluding Ulster Bank (H1 2013 - 2.8%; H1 2012 - 2.8%; Q2 2013 - 3.3%; Q1 2013 - 2.0% and Q2 2012 - 3.9%).

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	%	%	%	%	%

Performance ratio
Net interest margin	(0.06)	0.28	0.15	(0.25)	0.24

Non-Core (continued)

Key metrics (continued)
	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (1)	46.4	52.0	(11%)	55.4	(16%)
Loan impairment provisions	(11.4)	(11.2)	2%	(11.2)	2%

Net loans and advances to customers	35.0	40.8	(14%)	44.2	(21%)

Total third party assets (excluding derivatives)	45.4	52.9	(14%)	57.4	(21%)
Total third party assets (including derivatives)	50.0	58.3	(14%)	63.4	(21%)

Risk elements in lending (1)	20.9	20.7	1%	21.4	(2%)
Provision coverage (2)	55%	54%	100bp	52%	300bp
Customer deposits (1)	2.7	2.8	(4%)	2.7	-

Risk-weighted assets
- Credit risk
- non-counterparty	33.0	38.7	(15%)	45.1	(27%)
- counterparty	7.8	9.9	(21%)	11.5	(32%)
- Market risk	4.3	4.8	(10%)	5.4	(20%)
- Operational risk	1.2	1.2	-	(1.6)	175%

	46.3	54.6	(15%)	60.4	(23%)

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	30 June 2013	31 March 2013	31 December 2012
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	45.6	51.2	54.5
International businesses	0.8	0.8	0.9

	46.4	52.0	55.4

Risk-weighted assets
Banking and portfolios	41.4	48.9	53.3
International businesses	1.4	1.8	2.4
Markets	3.5	3.9	4.7

	46.3	54.6	60.4

Third party assets (excluding derivatives)
Banking and portfolios	41.1	47.2	51.1
International businesses	0.8	1.1	1.2
Markets	3.5	4.6	5.1

	45.4	52.9	57.4

Non-Core (continued)

Third party assets (excluding derivatives)

	31 March 2013	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2013
Quarter ended 30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	20.1	(0.7)	(0.8)	-	(0.4)	0.1	18.3
Corporate	23.9	(3.1)	(0.9)	0.2	-	(0.2)	19.9
SME	0.8	(0.1)	(0.2)	-	-	-	0.5
Retail	3.2	(0.2)	-	-	-	-	3.0
Other	0.3	(0.1)	-	-	-	-	0.2
Markets	4.6	-	(1.1)	-	-	-	3.5

Total (excluding derivatives)	52.9	(4.2)	(3.0)	0.2	(0.4)	(0.1)	45.4

	31 December 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2013
Quarter ended 31 March 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	22.1	(1.9)	(0.2)	-	(0.4)	0.5	20.1
Corporate	25.5	(1.7)	(1.0)	0.3	-	0.8	23.9
SME	1.0	(0.2)	-	-	-	-	0.8
Retail	3.2	(0.2)	-	-	-	0.2	3.2
Other	0.5	(0.2)	-	-	-	-	0.3
Markets	5.1	(0.3)	(0.4)	-	-	0.2	4.6

Total (excluding derivatives)	57.4	(4.5)	(1.6)	0.3	(0.4)	1.7	52.9

	31 March 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2012
Quarter ended 30 June 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	29.1	(1.2)	(0.2)	-	(0.4)	(0.4)	26.9
Corporate	40.1	(1.7)	(5.9)	0.5	(0.2)	-	32.8
SME	1.9	(0.3)	(0.1)	0.1	-	-	1.6
Retail	4.2	(0.3)	-	0.1	(0.1)	0.1	4.0
Other	0.6	(0.2)	-	-	-	-	0.4
Markets	7.4	(0.7)	(0.5)	-	0.1	0.1	6.4

Total (excluding derivatives)	83.3	(4.4)	(6.7)	0.7	(0.6)	(0.2)	72.1

Note:
(1)	Disposals of £0.4 billion have been signed as at 30 June 2013 but are pending completion (31 March 2013 - £0.3 billion; 30 June 2012 - nil).

	30 June 2013	31 March 2013	31 December 2012
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	6.5	7.6	8.9
Ireland (ROI and NI)	5.3	5.5	5.8
Spain	1.4	1.4	1.4
Rest of Europe	4.4	4.7	4.9
USA	0.7	0.8	0.9
RoW	-	0.1	0.2

Total (excluding derivatives)	18.3	20.1	22.1

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector (1)

UK Retail
Personal	(1)	3	-	(1)	1

Total UK Retail	(1)	3	-	(1)	1

UK Corporate
Manufacturing and infrastructure	(3)	14	(5)	2	7
Property and construction	123	78	63	60	23
Transport	34	14	25	9	16
Financial institutions	(8)	(2)	(7)	(1)	(3)
Lombard	2	22	2	-	12
Other	8	17	6	2	11

Total UK Corporate	156	143	84	72	66

Ulster Bank
Commercial real estate
- investment	129	136	82	47	52
- development	243	262	88	155	120
Other corporate	54	51	16	38	17
Other EMEA	5	6	3	2	2

Total Ulster Bank	431	455	189	242	191

US Retail & Commercial
Auto and consumer	28	20	15	13	11
Cards	-	4	-	-	(1)
SBO/home equity	46	62	19	27	44
Residential mortgages	3	7	1	2	4
Commercial real estate	6	(1)	7	(1)	2
Commercial and other	(2)	(7)	-	(2)	(3)

Total US Retail & Commercial	81	85	42	39	57

International Banking
Manufacturing and infrastructure	(52)	5	(49)	(3)	(1)
Property and construction	209	322	124	85	236
Transport	6	147	(1)	7	134
Telecoms, media and technology	4	27	1	3	11
Financial institutions	(30)	(114)	(20)	(10)	(102)
Other	28	23	30	(2)	14

Total International Banking	165	410	85	80	292

Other
Wealth	-	-	(1)	1	1
Central items	(1)	-	(1)	-	(1)

Total Other	(1)	-	(2)	1	-

Total impairment losses	831	1,096	398	433	607

Note:
(1)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Non-Core (continued)

	30 June 2013	31 March 2013	31 December 2012
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Corporate
Manufacturing and infrastructure	-	0.1	0.1
Property and construction	2.4	3.3	3.6
Transport	3.7	3.9	3.8
Financial institutions	0.1	0.1	0.2
Lombard	0.3	0.3	0.4
Other	1.4	3.5	4.2

Total UK Corporate	7.9	11.2	12.3

Ulster Bank
Commercial real estate
- investment	3.4	3.4	3.4
- development	7.4	7.6	7.6
Other corporate	1.6	1.6	1.6
Other EMEA	0.3	0.4	0.3

Total Ulster Bank	12.7	13.0	12.9

US Retail & Commercial
Auto and consumer	0.6	0.6	0.6
SBO/home equity	1.9	2.0	2.0
Residential mortgages	0.4	0.4	0.4
Commercial real estate	0.3	0.4	0.4
Commercial and other	0.1	0.1	0.1

Total US Retail & Commercial	3.3	3.5	3.5

International Banking
Manufacturing and infrastructure	2.1	2.7	3.9
Property and construction	10.5	11.1	12.3
Transport	1.4	1.6	1.7
Telecoms, media and technology	0.8	1.0	0.4
Financial institutions	4.3	4.6	4.7
Other	3.2	3.3	3.7

Total International Banking	22.3	24.3	26.7

Other
Wealth	0.1	-	-
Central Items	0.1	-	-

Total other	0.2	-	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	46.4	52.0	55.4

Non-Core (continued)

Key points
Non-Core third party assets fell to £45 billion at the end of H1 2013, an overall reduction to date of £213 billion, or 83%, since the division was set up. This has been achieved through a mixture of disposals, run-off and impairments. As of 30 June 2013, the Non-Core funded balance sheet was c.5% of the Group’s funded balance sheet compared with 21% when the division was created. Non-Core remains on target to reach its third party asset target of c.£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013. We are revising our target to c.£36-38 billion given the strong first half performance.

H1 2013 compared with H1 2012
•	Third party assets of £45 billion were £27 billion lower, reflecting disposals of £11 billion and run-off of £16 billion.

•	Risk-weighted assets decreased by £36 billion, principally driven by disposals and run-off.

•	An operating loss of £786 million was £565 million lower than H1 2012, driven by lower impairments and expenses.

•
Impairments of £831 million were £265 million favourable to H1 2012, primarily due to one significant provision within the Project Finance portfolio in H1 2012. Although the decline was primarily driven by non-Ulster Bank portfolios, Ulster Bank-originated impairments also fell by £24 million.

•	Expenses fell by £204 million, driven by a £111 million reduction in operating lease depreciation principally due to the sale of RBS Aviation Capital in Q2 2012.

•	Headcount declined by 42% to 2,200 reflecting divestment activity and run-off across the business.

•
Income increased by £96 million, with a £580 million improvement in income from trading activities (£179 million gain in H1 2013 versus a £401 million loss in H1 2012) substantially offset by a £292 million fall in rental income (driven by the sale of RBS Aviation Capital in Q2 2012). In addition, disposal losses were £211 million higher (attributable to large disposal gains in Q1 2012) and net interest income fell by £130 million as a result of continued divestments and run-off.

Q2 2013 compared with Q1 2013
•	Third party assets fell by £8 billion to £45 billion, driven by disposals of £3 billion and run-off of £4 billion.

•	Risk-weighted assets fell by £8 billion to £46 billion, primarily driven by disposals and run-off.

•
An operating loss of £281 million was £224 million lower, driven by a £89 million improvement in income from trading activities, a £56 million increase in net interest income which includes a one-off interest recovery and a £46 million reduction in disposal losses.

Q2 2013 compared with Q2 2012
•
Operating loss was £587 million lower, driven by a £265 million increase in income from trading activities, £209 million lower impairments and £106 million lower costs (largely reflecting a £55 million reduction in operating lease depreciation).

•	Income increased by £272 million driven by a £265 million improvement in income from trading activities reflecting favourable market conditions in Q2 2013.

•	Impairments of £398 million were £209 million favourable, primarily due to one significant provision within the Project Finance portfolio in Q2 2012.

Condensed consolidated income statement
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Interest receivable	8,560	9,635	4,281	4,279	4,701
Interest payable	(3,123)	(3,815)	(1,514)	(1,609)	(1,796)

Net interest income	5,437	5,820	2,767	2,670	2,905

Fees and commissions receivable	2,708	2,935	1,392	1,316	1,450
Fees and commissions payable	(460)	(380)	(250)	(210)	(201)
Income from trading activities	2,064	867	949	1,115	655
Gain/(loss) on redemption of own debt	191	577	242	(51)	-
Other operating income	1,332	(440)	720	612	360

Non-interest income	5,835	3,559	3,053	2,782	2,264

Total income	11,272	9,379	5,820	5,452	5,169

Staff costs	(3,727)	(4,545)	(1,840)	(1,887)	(2,037)
Premises and equipment	(1,104)	(1,090)	(548)	(556)	(528)
Other administrative expenses	(2,181)	(1,894)	(1,418)	(763)	(1,011)
Depreciation and amortisation	(736)	(883)	(349)	(387)	(426)

Operating expenses	(7,748)	(8,412)	(4,155)	(3,593)	(4,002)

Profit before impairment losses	3,524	967	1,665	1,859	1,167
Impairment losses	(2,150)	(2,649)	(1,117)	(1,033)	(1,335)

Operating profit/(loss) before tax	1,374	(1,682)	548	826	(168)
Tax charge	(678)	(399)	(328)	(350)	(261)

Profit/(loss) from continuing operations	696	(2,081)	220	476	(429)

Profit from discontinued operations, net of tax
- Direct Line Group	127	105	-	127	17
- Other	11	1	9	2	(4)

Profit from discontinued operations, net of tax	138	106	9	129	13

Profit/(loss) for the period	834	(1,975)	229	605	(416)
Non-controlling interests	(117)	25	14	(131)	11
Preference share and other dividends	(182)	(82)	(101)	(81)	(82)

Profit/(loss) attributable to ordinary and B shareholders	535	(2,032)	142	393	(487)

Basic and diluted earnings/(loss) per ordinary and B share from continuing operations	3.8p	(19.6p)	1.2p	2.6p	(4.6p)

Basic earnings/(loss) per ordinary and B share from continuing and discontinued operations	4.8p	(18.6p)	1.2p	3.5p	(4.5p)

Diluted earnings/(loss) per ordinary and B share from continuing and discontinued operations	4.7p	(18.6p)	1.2p	3.5p	(4.5p)

*Restated - see page 77.

Condensed consolidated statement of comprehensive income
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Profit/(loss) for the period	834	(1,975)	229	605	(416)

Items that do not qualify for reclassification
Income tax on items that do not qualify for reclassification	-	(38)	-	-	-

Items that do qualify for reclassification
Available-for-sale financial assets	(733)	591	(1,009)	276	66
Cash flow hedges	(1,536)	695	(1,502)	(34)	662
Currency translation	1,310	(496)	113	1,197	58
Income tax on items that do qualify for reclassification	726	(218)	678	48	(237)

	(233)	572	(1,720)	1,487	549

Other comprehensive (loss)/income after tax	(233)	534	(1,720)	1,487	549

Total comprehensive income/(loss) for the period	601	(1,441)	(1,491)	2,092	133

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	134	(19)	(15)	149	(16)
Preference shareholders	152	76	81	71	76
Paid-in equity holders	30	6	20	10	6
Ordinary and B shareholders	285	(1,504)	(1,577)	1,862	67

	601	(1,441)	(1,491)	2,092	133

*Restated - see page 77.

Key points
•
The movement in available-for-sale financial assets during both H1 and Q2 2013 consisted of realised gains on the sale of high quality UK, US and German sovereign bonds and unrealised losses on government bonds in Q2 2013 offset by unrealised gains in Q1 2013.

•
Cash flow hedging movements in H1 2013 represents unrealised losses as a result of increases in fixed/floating swap rates in the second quarter following statements by central banks indicating future monetary tightening.

•
Currency translation gains during H1 2013 are principally due to exchange rate movements in the first half of the year when Sterling weakened by 4.7% against Euro (1.2% in Q2 2013) and by 6.0% against US Dollar.

Condensed consolidated balance sheet
at 30 June 2013

	30 June 2013	31 March 2013	31 December 2012*
	£m	£m	£m

Assets
Cash and balances at central banks	89,613	86,718	79,290
Net loans and advances to banks	30,241	34,025	29,168
Reverse repurchase agreements and stock borrowing	37,540	43,678	34,783
Loans and advances to banks	67,781	77,703	63,951
Net loans and advances to customers	418,792	432,360	430,088
Reverse repurchase agreements and stock borrowing	61,743	59,427	70,047
Loans and advances to customers	480,535	491,787	500,135
Debt securities	138,202	153,248	157,438
Equity shares	11,423	11,861	15,232
Settlement balances	17,966	15,805	5,741
Derivatives	373,692	432,435	441,903
Intangible assets	13,997	13,928	13,545
Property, plant and equipment	9,300	9,482	9,784
Deferred tax	3,344	3,280	3,443
Interests in associated undertakings	2,500	2,604	776
Prepayments, accrued income and other assets	6,563	7,596	7,044
Assets of disposal groups	1,313	1,726	14,013

Total assets	1,216,229	1,308,173	1,312,295

Liabilities
Bank deposits	45,287	54,536	57,073
Repurchase agreements and stock lending	34,419	39,575	44,332
Deposits by banks	79,706	94,111	101,405
Customer deposits	437,097	437,437	433,239
Repurchase agreements and stock lending	89,321	88,658	88,040
Customer accounts	526,418	526,095	521,279
Debt securities in issue	79,721	92,740	94,592
Settlement balances	17,207	14,640	5,878
Short positions	27,979	30,610	27,591
Derivatives	370,047	429,881	434,333
Accruals, deferred income and other liabilities	14,376	15,630	14,801
Retirement benefit liabilities	3,579	3,533	3,884
Deferred tax	694	1,019	1,141
Subordinated liabilities	26,538	27,788	26,773
Liabilities of disposal groups	306	961	10,170

Total liabilities	1,146,571	1,237,008	1,241,847

Equity
Non-controlling interests	475	532	1,770
Owners’ equity*
Called up share capital	6,632	6,619	6,582
Reserves	62,551	64,014	62,096

Total equity	69,658	71,165	70,448

Total liabilities and equity	1,216,229	1,308,173	1,312,295

* Owners’ equity attributable to:
Ordinary and B shareholders	63,891	65,341	63,386
Other equity owners	5,292	5,292	5,292

	69,183	70,633	68,678

*Restated - see page 77.

Average balance sheet

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.11	3.15	3.11	3.10
Cost of interest-bearing liabilities of banking business	(1.50)	(1.57)	(1.47)	(1.54)

Interest spread of banking business	1.61	1.58	1.64	1.56
Benefit from interest-free funds	0.36	0.32	0.37	0.37

Net interest margin of banking business	1.97	1.90	2.01	1.93

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.51	1.02	0.51	0.51
- Eurodollar	0.28	0.49	0.28	0.29
- Euro	0.21	0.79	0.21	0.21

*Restated - see page 77.

Average balance sheet (continued)

	Half year ended
	30 June 2013			30 June 2012*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	74,631	222	0.60	79,655	273	0.69
Loans and advances to customers	406,392	7,640	3.79	438,549	8,311	3.81
Debt securities	74,477	698	1.89	97,536	1,051	2.17

Interest-earning assets - banking business (1)	555,500	8,560	3.11	615,740	9,635	3.15
- trading business (2)	232,773			246,256

Non-interest earning assets	522,011			630,028

Total assets	1,310,284			1,492,024

Liabilities
Deposits by banks	26,410	223	1.70	43,040	347	1.62
Customer accounts	332,849	1,577	0.96	329,536	1,786	1.09
Debt securities in issue	54,267	698	2.59	100,612	1,209	2.42
Subordinated liabilities	23,941	447	3.77	21,264	407	3.85
Internal funding of trading business	(18,266)	178	(1.97)	(6,884)	66	(1.93)

Interest-bearing liabilities - banking business	419,201	3,123	1.50	487,568	3,815	1.57
- trading business (2)	236,675			257,343

Non-interest-bearing liabilities
- demand deposits	76,820			74,088
- other liabilities	507,728			598,516
Owners’ equity	69,860			74,509

Total liabilities and owners’ equity	1,310,284			1,492,024

*Restated - see page 77.

Notes:
(1)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Quarter ended
	30 June 2013			31 March 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	78,277	114	0.58	70,945	108	0.62
Loans and advances to customers	402,605	3,809	3.79	410,222	3,831	3.79
Debt securities	70,493	358	2.04	78,505	340	1.76

Interest-earning assets - banking business (1)	551,375	4,281	3.11	559,672	4,279	3.10
- trading business (2)	227,401			238,205

Non-interest earning assets	513,307			530,810

Total assets	1,292,083			1,328,687

Liabilities
Deposits by banks	24,435	107	1.76	28,408	116	1.66
Customer accounts	333,067	740	0.89	332,628	837	1.02
Debt securities in issue	53,318	345	2.60	55,227	353	2.59
Subordinated liabilities	24,727	225	3.65	23,147	222	3.89
Internal funding of trading business	(21,078)	97	(1.85)	(15,422)	81	(2.13)

Interest-bearing liabilities - banking business	414,469	1,514	1.47	423,988	1,609	1.54
- trading business (2)	232,873			240,519

Non-interest-bearing liabilities
- demand deposits	77,593			76,039
- other liabilities	497,227			518,343
Owners’ equity	69,921			69,798

Total liabilities and owners’ equity	1,292,083			1,328,687

Notes:
(1)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,582	15,318	6,619	6,582	15,397
Ordinary shares issued	50	143	13	37	64
Share capital sub-division and consolidation	-	(8,933)	-	-	(8,933)

At end of period	6,632	6,528	6,632	6,619	6,528

Paid-in equity
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,361	24,001	24,455	24,361	24,027
Ordinary shares issued	122	197	28	94	171

At end of period	24,483	24,198	24,483	24,455	24,198

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(346)	(957)	(10)	(346)	(439)
Unrealised gains/(losses)	14	1,152	(568)	582	428
Realised gains	(605)	(582)	(441)	(164)	(370)
Tax	333	(63)	305	28	(69)
Recycled to profit or loss on disposal of businesses (2)	(110)	-	-	(110)	-

At end of period	(714)	(450)	(714)	(10)	(450)

Cash flow hedging reserve
At beginning of period	1,666	879	1,635	1,666	921
Amount recognised in equity	(859)	1,218	(1,118)	259	928
Amount transferred from equity to earnings	(677)	(523)	(384)	(293)	(266)
Tax	361	(175)	358	3	(184)

At end of period	491	1,399	491	1,635	1,399

Foreign exchange reserve
At beginning of period	3,908	4,775	5,072	3,908	4,227
Retranslation of net assets	1,430	(566)	44	1,386	82
Foreign currency (losses)/gains on hedges of net assets	(131)	88	70	(201)	(8)
Tax	(3)	20	15	(18)	16
Recycled to profit or loss on disposal of businesses	(3)	(3)	-	(3)	(3)

At end of period	5,201	4,314	5,201	5,072	4,314

*Restated - see page 77.

Notes:
(1)	Analysis provided on page 107.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.
(4)	Including the disposal of non-controlling interest in DLG as a result of ceding control following the sale of the second tranche of shares on 13 March 2013.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2013 (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Capital redemption reserve
At beginning of period	9,131	198	9,131	9,131	198
Share capital sub-division and consolidation	-	8,933	-	-	8,933

At end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	10,596	18,929	10,949	10,596	17,384
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	607	(2,052)	241	366	(419)
- discontinued operations	110	102	2	108	14
Equity preference dividends paid	(152)	(76)	(81)	(71)	(76)
Paid-in equity dividends paid, net of tax	(30)	(6)	(20)	(10)	(6)
Actuarial losses recognised in retirement benefit schemes
- tax	-	(38)	-	-	-
Loss on disposal of own shares held	(18)	(196)	(18)	-	(196)
Shares released for employee benefits	(1)	(129)	(1)	-	(116)
Share-based payments
- gross	(4)	92	33	(37)	47
- tax	(3)	(11)	-	(3)	(17)

At end of period	11,105	16,615	11,105	10,949	16,615

Own shares held
At beginning of period	(213)	(769)	(211)	(213)	(765)
Disposal of own shares	73	449	71	2	451
Shares released for employee benefits	1	114	1	-	108

At end of period	(139)	(206)	(139)	(211)	(206)

Owners’ equity at end of period	69,183	74,522	69,183	70,633	74,522

*Restated - see page 77.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2013 (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Non-controlling interests
At beginning of period	1,770	686	532	1,770	667
Currency translation adjustments and other movements	14	(15)	(1)	15	(13)
Profit/(loss) attributable to non-controlling interests
- continuing operations	89	(29)	(21)	110	(10)
- discontinued operations	28	4	7	21	(1)
Movements in available-for-sale securities
- unrealised gains	9	1	-	9	5
- realised losses	-	20	-	-	3
- tax	(1)	-	-	(1)	-
- recycled to profit or loss on disposal of businesses (3)	(5)	-	-	(5)	-
Equity raised	-	1	-	-	1
Equity withdrawn and disposals (4)	(1,429)	(16)	(42)	(1,387)	-

At end of period	475	652	475	532	652

Total equity at end of period	69,658	75,174	69,658	71,165	75,174

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable to:
Non-controlling interests	134	(19)	(15)	149	(16)
Preference shareholders	152	76	81	71	76
Paid-in equity holders	30	6	20	10	6
Ordinary and B shareholders	285	(1,504)	(1,577)	1,862	67

	601	(1,441)	(1,491)	2,092	133

*Restated - see page 77.

For the notes to this table refer to page 71.

Condensed consolidated cash flow statement
for the period ended 30 June 2013

	Half year ended
	30 June 2013	30 June 2012*
	£m	£m

Operating activities
Operating profit/(loss) before tax	1,374	(1,682)
Operating profit before tax on discontinued operations	161	127
Adjustments for non-cash items	(7,378)	4,969

Net cash (outflow)/inflow from trading activities	(5,843)	3,414
Changes in operating assets and liabilities	431	(20,431)

Net cash flows from operating activities before tax	(5,412)	(17,017)
Income taxes paid	(260)	(90)

Net cash flows from operating activities	(5,672)	(17,107)

Net cash flows from investing activities	12,293	18,697

Net cash flows from financing activities	(1,408)	(40)

Effects of exchange rate changes on cash and cash equivalents	4,948	(3,108)

Net increase/(decrease) in cash and cash equivalents	10,161	(1,558)
Cash and cash equivalents at beginning of period	132,841	152,655

Cash and cash equivalents at end of period	143,002	151,097

*Restated - see page 77.

Notes

1. Basis of preparation
The Group’s condensed financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the Group’s 2012 Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

In accordance with IFRS 5, Direct Line Group was classified as a discontinued operation in 2012, and prior periods represented.

The consolidated financial statements comprise the consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changed in equity, condensed consolidated cash flow statement and related explanatory notes 1 to 18 and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

In line with the Group’s policy of providing users of its financial reports with relevant and transparent disclosures, it has adopted the British Bankers’ Association Code for Financial Reporting Disclosure published in September 2010. The code sets out five disclosure principles together with supporting guidance: the overarching principle being a commitment to provide high quality, meaningful and decision-useful disclosures. The Group’s 2013 interim financial statements have been prepared in compliance with the code.

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 6 to 130. Its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the risk and balance sheet management sections on pages 131 to 155. A summary of the risk factors which could materially affect the Group’s future results are described on pages 156 to 158. The Group’s regulatory capital resources are set on pages 136 to 137. The Group’s liquidity and funding management is described on pages 139 to 142 of the main announcement and Appendix 2.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2013 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group’s principal accounting policies as set out on pages 320 to 331 of the 2012 Form 20-F apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

Notes

2. Accounting policies (continued)
IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31 ‘Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements: Note 11 includes the information required in interim financial reports.

‘Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

‘Annual Improvements 2009-2011 Cycle’ also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group’s results.

Notes

2. Accounting policies (continued)

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £42 million for the half year ended 30 June 2012 and £21 million for the quarter ended 30 June 2012. Prior periods have been restated accordingly.

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there was a reduction in Non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity) as at 30 June 2012. This resulted in an increase in the loss attributable to non-controlling interests of £6 million for the half year ended 30 June 2012 and £6 million for the quarter ended 30 June 2012, with corresponding increases in the profit attributable to paid-in equity holders. There was no impact on the profit/(loss) attributable to ordinary and B shareholders. Prior periods have been restated accordingly.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 328 to 331 of the Group’s 2012 Form 20-F.

Recent developments in IFRS
The IASB published:
●
in May 2013 IFRIC 21 ‘Levies’. This interpretation provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●
in May 2013 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’. These amendments align IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●
in June 2013 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Loans and advances to customers	7,640	8,311	3,809	3,831	4,090
Loans and advances to banks	222	273	114	108	130
Debt securities	698	1,051	358	340	481

Interest receivable	8,560	9,635	4,281	4,279	4,701

Customer accounts	1,577	1,786	740	837	871
Deposits by banks	223	347	107	116	156
Debt securities in issue	698	1,209	345	353	511
Subordinated liabilities	447	407	225	222	217
Internal funding of trading businesses	178	66	97	81	41

Interest payable	3,123	3,815	1,514	1,609	1,796

Net interest income	5,437	5,820	2,767	2,670	2,905

Fees and commissions receivable
- payment services	688	715	355	333	368
- credit and debit card fees	529	535	275	254	273
- lending (credit facilities)	698	715	345	353	357
- brokerage	252	284	143	109	131
- investment management	210	235	97	113	104
- trade finance	153	171	75	78	71
- other	178	280	102	76	146

	2,708	2,935	1,392	1,316	1,450
Fees and commissions payable	(460)	(380)	(250)	(210)	(201)

Net fees and commissions	2,248	2,555	1,142	1,106	1,249

Foreign exchange	450	435	255	195	210
Interest rate	402	1,100	203	199	428
Credit	880	387	328	552	177
Own credit adjustments	175	(1,280)	76	99	(271)
Other	157	225	87	70	111

Income from trading activities	2,064	867	949	1,115	655

Gain/(loss) on redemption of own debt	191	577	242	(51)	-

Operating lease and other rental income	256	562	118	138	261
Own credit adjustments	201	(1,694)	51	150	(247)
Changes in the fair value of:
- securities and other financial assets and liabilities	29	55	17	12	(26)
- investment properties	(16)	(56)	(7)	(9)	(88)
Profit on sale of securities	572	417	419	153	227
Profit/(loss) on sale of:
- property, plant and equipment	23	37	5	18	32
- subsidiaries and associated undertakings	18	143	24	(6)	155
Dividend income	35	30	21	14	16
Share of profits less losses of associated undertakings	204	1	27	177	5
Other income	10	65	45	(35)	25

Other operating income	1,332	(440)	720	612	360

*Restated - see page 77.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Total non-interest income	5,835	3,559	3,053	2,782	2,264

Total income	11,272	9,379	5,820	5,452	5,169

Staff costs	3,727	4,545	1,840	1,887	2,037
Premises and equipment	1,104	1,090	548	556	528
Other (1)	2,181	1,894	1,418	763	1,011

Administrative expenses	7,012	7,529	3,806	3,206	3,576
Depreciation and amortisation	736	883	349	387	426

Operating expenses	7,748	8,412	4,155	3,593	4,002

Loan impairment losses	2,161	2,730	1,125	1,036	1,435
Securities	(11)	(81)	(8)	(3)	(100)

Impairment losses	2,150	2,649	1,117	1,033	1,335

*Restated - see page 77.

Note:
(1)	Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs and regulatory and legal actions costs. See below for further details.

Payment Protection Insurance (PPI)
The Group increased its provision for PPI in Q2 2013 by £185 million (Q1 2013 - nil; Q2 2012 - £135 million). The cumulative charge in respect of PPI is £2.4 billion, of which £1.7 billion (70%) in redress had been paid by 30 June 2013. Of the £2.4 billion cumulative charge, £2.2 billion relates to redress and £0.2 billion to administrative expenses.
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

At beginning of period	895	745	705	895	689
Charge to income statement	185	260	185	-	135
Utilisations	(376)	(417)	(186)	(190)	(236)

At end of period	704	588	704	705	588

The remaining provision provides coverage for approximately 11 months for redress and administrative expenses, based on the current average monthly utilisation.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience, the calculation rules in the FSA statement and the expected mix of claims.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Payment Protection Insurance (PPI) (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	33%	35%	+/-5	+/-45
Uphold rate	64%	68%	+/-5	+/-25
Average redress	£1,725	£1,639	+/-5	+/-26

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by early 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now the Financial Conduct Authority (FCA)), a charge of £700 million was booked in Q4 2012 for redress in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. £575 million was earmarked for client redress, and £125 million for administrative expenses. The estimate for administrative costs was increased by £50 million in Q1 2013 following development of the plan for administering this process in accordance with FSA guidelines.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

At beginning of period	676	-	702	676	-
Charge to income statement	50	-	-	50	-
Utilisations	(56)	-	(32)	(24)	-

At end of period	670	-	670	702	-

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £385 million has been booked in H1 2013 in respect of these matters.

Notes (continued)

4. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £2,161 million (H1 2012 - £2,730 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2013 from £21,250 million to £21,753 million and the movements thereon were:

	Half year ended
	30 June 2013			30 June 2012
	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	10,062	11,188	21,250	8,414	11,469	19,883
Currency translation and other adjustments	207	341	548	1	(316)	(315)
Amounts written-off	(1,155)	(968)	(2,123)	(991)	(934)	(1,925)
Recoveries of amounts previously written-off	90	31	121	127	53	180
Charge to income statement
- continuing operations	1,258	903	2,161	1,515	1,215	2,730
Unwind of discount (recognised in interest income)	(104)	(100)	(204)	(122)	(134)	(256)

At end of period	10,358	11,395	21,753	8,944	11,353	20,297

	Quarter ended
	30 June 2013			31 March 2013			30 June 2012
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,266	11,228	21,494	10,062	11,188	21,250	8,797	11,414	20,211
Currency translation and other adjustments	71	75	146	136	266	402	9	(236)	(227)
Amounts written-off	(626)	(341)	(967)	(529)	(627)	(1,156)	(586)	(494)	(1,080)
Recoveries of amounts previously written-off	41	15	56	49	16	65	65	20	85
Charge to income statement
- continuing operations	659	466	1,125	599	437	1,036	719	716	1,435
Unwind of discount (recognised in interest income)	(53)	(48)	(101)	(51)	(52)	(103)	(60)	(67)	(127)

At end of period	10,358	11,395	21,753	10,266	11,228	21,494	8,944	11,353	20,297

Provisions at 30 June 2013 include £83 million in respect of loans and advances to banks (31 March 2013 and 30 June 2012 - £119 million). The table above excludes impairments relating to securities.

5. Pensions
Pension costs for the half year ended 30 June 2013 amounted to £297 million (H1 2012 - £304 million; Q2 2013 - £149 million; Q1 2013 - £148 million and Q2 2012 - £150 million). Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2012.

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. Contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

A funding valuation as at 31 March 2013 is currently in progress.

Notes (continued)

6. Tax
The actual tax charge differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%).

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Profit/(loss) before tax	1,374	(1,682)	548	826	(168)

Expected tax (charge)/credit	(319)	412	(127)	(192)	41
Losses in period where no deferred tax asset recognised	(116)	(253)	(44)	(72)	(80)
Foreign profits taxed at other rates	(120)	(211)	(32)	(88)	(109)
UK tax rate change impact	-	(46)	-	-	(16)
Unrecognised timing differences	(12)	14	(15)	3	14
Items not allowed for tax
- UK bank levy	(29)	(37)	(9)	(20)	(19)
- regulatory and legal actions	(90)	-	(90)	-	-
- employee share schemes	(14)	(29)	(7)	(7)	(14)
- other disallowable items	(82)	(76)	(45)	(37)	(21)
Non-taxable items
- loss on sale of RBS Aviation Capital	-	27	-	-	27
- other non-taxable items	86	26	31	55	2
Taxable foreign exchange movements	(2)	(2)	(4)	2	(3)
Losses brought forward and utilised	27	11	22	5	(4)
Reduction in carrying value of deferred tax asset in respect of losses in Australia	-	(182)	-	-	(21)
Adjustments in respect of prior periods	(7)	(53)	(8)	1	(58)

Actual tax charge	(678)	(399)	(328)	(350)	(261)

*Restated - see page 77.

The high tax charge for the half year ended 30 June 2013 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland) and losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland) and non-deductible regulatory and other items.

The Group has recognised a deferred tax asset at 30 June 2013 of £3,344 million (31 March 2013 - £3,280 million; 31 December 2012 - £3,443 million) and a deferred tax liability at 30 June 2013 of £694 million (31 March 2013 - £1,019 million; 31 December 2012 - £1,141 million). These include amounts recognised in respect of UK trading losses of £2,900 million (31 March 2013 - £2,867 million; 31 December 2012 - £3,072 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2013 and concluded that it is recoverable based on future profit projections.

In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest rates substantively enacted in July 2013 now standing at 21% with effect from 1 April 2014 and 20% with effect from 1 April 2015. In accordance with IFRS, the deferred tax assets and liabilities at 30 June 2013 have been calculated at 23% being the rate enacted at the balance sheet date. Had the recently enacted rates applied at 30 June 2013, the additional tax charge to the income statement is estimated to be £170 million and the net deferred tax asset would have reduced by £285 million.

Notes (continued)

7. Profit/(loss) attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(2)	4	-	(2)	4
RFS Holdings BV Consortium Members	113	(35)	-	113	(16)
Direct Line Group	19	-	-	19	-
Other	(13)	6	(14)	1	1

Profit/(loss) attributable to non-controlling interests	117	(25)	(14)	131	(11)

8. Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	116	43	45	71	43
Non-cumulative preference shares of €0.01	35	33	35	-	33
Non-cumulative preference shares of £1	1	-	1	-	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	30	6	20	10	6

	182	82	101	81	82

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of recent macro-prudential policy discussions, the Board of RBSG has decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of RBSG hybrid capital instruments and the RBS N.V. Trust Preferred Securities through an equity issuance of c.£300 million. Of this, approximately £135 million has been raised through the issue of new ordinary shares which was completed in July 2013. A further £44 million has been raised through the sale of surplus shares held by the Group’s Employee Benefit Trust during Q2 2013. RBSG expects to issue a further c.£120 million of new ordinary shares over the remainder of the year and will also undertake several small asset sales to further neutralise the impacts.

*Restated - see page 77.

Notes (continued)

9. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Half year ended		Quarter ended
	30 June 2013	30 June 2012*	30 June 2013	31 March 2013	30 June 2012*

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders (£m)	425	(2,134)	140	285	(501)

Profit from discontinued operations attributable to ordinary and B shareholders (£m)	110	102	2	108	14

Ordinary shares in issue during the period (millions)	6,052	5,812	6,073	6,031	5,854
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,152	10,912	11,173	11,131	10,954
Effect of dilutive share options and convertible securities (millions)	114	-	114	114	-

Diluted weighted average number of ordinary and B shares in issue during the period (millions)	11,266	10,912	11,287	11,245	10,954

Basic earnings/(loss) per ordinary and B share from continuing operations	3.8p	(19.6p)	1.2p	2.6p	(4.6p)
Diluted earnings/(loss) per ordinary and B share from continuing operations	3.8p	(19.6p)	1.2p	2.6p	(4.6p)

*Restated - see page 77.

Notes (continued)

10. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions.

The ceding of control which resulted from the partial disposal of the Group’s shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Comparative data have been restated.

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,952	451	2,403	(1,280)	(169)	954
UK Corporate	1,421	805	2,226	(1,094)	(379)	753
Wealth	331	214	545	(426)	(7)	112
International Banking	374	576	950	(660)	(154)	136
Ulster Bank	308	142	450	(276)	(503)	(329)
US Retail & Commercial	944	570	1,514	(1,100)	(51)	363
Markets	55	1,807	1,862	(1,432)	(59)	371
Central items	75	217	292	(191)	3	104

Core	5,460	4,782	10,242	(6,459)	(1,319)	2,464
Non-Core	(18)	384	366	(321)	(831)	(786)

Managed basis	5,442	5,166	10,608	(6,780)	(2,150)	1,678
Reconciling items
Own credit adjustments (1)	-	376	376	-	-	376
Payment Protection Insurance costs	-	-	-	(185)	-	(185)
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	-	(50)
Regulatory and legal actions	-	-	-	(385)	-	(385)
Integration and restructuring costs	-	-	-	(271)	-	(271)
Gain on redemption of own debt	-	191	191	-	-	191
Amortisation of purchased intangible assets	-	-	-	(79)	-	(79)
RFS Holdings minority interest	(5)	102	97	2	-	99

Statutory basis	5,437	5,835	11,272	(7,748)	(2,150)	1,374

Notes:
(1)	Comprises £175 million gain included in 'Income from trading activities' and £201 million gain included in 'Other operating income' on a statutory basis.

Notes (continued)

10. Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2012*	£m	£m	£m	£m	£m	£m

UK Retail	1,989	508	2,497	(1,288)	(295)	914
UK Corporate	1,528	884	2,412	(1,051)	(357)	1,004
Wealth	357	236	593	(467)	(22)	104
International Banking	485	618	1,103	(777)	(62)	264
Ulster Bank	325	95	420	(258)	(717)	(555)
US Retail & Commercial	979	592	1,571	(1,193)	(47)	331
Markets	48	2,752	2,800	(1,704)	(21)	1,075
Central items	7	12	19	(170)	(32)	(183)

Core	5,718	5,697	11,415	(6,908)	(1,553)	2,954
Non-Core	112	158	270	(525)	(1,096)	(1,351)

Managed basis	5,830	5,855	11,685	(7,433)	(2,649)	1,603
Reconciling items
Own credit adjustments (1)	-	(2,974)	(2,974)	-	-	(2,974)
Payment Protection Insurance costs	-	-	-	(260)	-	(260)
Integration and restructuring costs	-	-	-	(619)	-	(619)
Gain on redemption of own debt	-	577	577	-	-	577
Asset Protection Scheme (2)	-	(45)	(45)	-	-	(45)
Amortisation of purchased intangible assets	-	-	-	(99)	-	(99)
Strategic disposals	-	152	152	-	-	152
RFS Holdings minority interest	(10)	(6)	(16)	(1)	-	(17)

Statutory basis	5,820	3,559	9,379	(8,412)	(2,649)	(1,682)

*Restated - see page 77.

Notes:
(1)	Comprises £1,280 million loss included in 'Income from trading activities' and £1,694 million loss included in 'Other operating income' on a statutory basis.
(2)	Included in 'Income from trading activities' on a statutory basis.

Notes (continued)

10. Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2013	£m	£m	£m	£m	£m	£m

UK Retail	987	225	1,212	(646)	(89)	477
UK Corporate	715	427	1,142	(553)	(194)	395
Wealth	162	110	272	(214)	(2)	56
International Banking	177	291	468	(327)	(99)	42
Ulster Bank	154	88	242	(144)	(263)	(165)
US Retail & Commercial	473	278	751	(545)	(32)	174
Markets	25	797	822	(686)	(43)	93
Central items	58	207	265	(128)	3	140

Core	2,751	2,423	5,174	(3,243)	(719)	1,212
Non-Core	19	254	273	(156)	(398)	(281)

Managed basis	2,770	2,677	5,447	(3,399)	(1,117)	931
Reconciling items
Own credit adjustments (1)	-	127	127	-	-	127
Payment Protection Insurance costs	-	-	-	(185)	-	(185)
Regulatory and legal actions	-	-	-	(385)	-	(385)
Integration and restructuring costs	-	-	-	(149)	-	(149)
Gain on redemption of own debt	-	242	242	-	-	242
Amortisation of purchased intangible assets	-	-	-	(38)	-	(38)
Strategic disposals	-	6	6	-	-	6
RFS Holdings minority interest	(3)	1	(2)	1	-	(1)

Statutory basis	2,767	3,053	5,820	(4,155)	(1,117)	548

Notes:
(1)	Comprises £76 million gain included in 'Income from trading activities' and £51 million gain included in 'Other operating income' on a statutory basis.

Notes (continued)

10. Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2013	£m	£m	£m	£m	£m	£m

UK Retail	965	226	1,191	(634)	(80)	477
UK Corporate	706	378	1,084	(541)	(185)	358
Wealth	169	104	273	(212)	(5)	56
International Banking	197	285	482	(333)	(55)	94
Ulster Bank	154	54	208	(132)	(240)	(164)
US Retail & Commercial	471	292	763	(555)	(19)	189
Markets	30	1,010	1,040	(746)	(16)	278
Central items	17	10	27	(63)	-	(36)

Core	2,709	2,359	5,068	(3,216)	(600)	1,252
Non-Core	(37)	130	93	(165)	(433)	(505)

Managed basis	2,672	2,489	5,161	(3,381)	(1,033)	747
Reconciling items
Own credit adjustments (1)	-	249	249	-	-	249
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	-	(50)
Integration and restructuring costs	-	-	-	(122)	-	(122)
Loss on redemption of own debt	-	(51)	(51)	-	-	(51)
Amortisation of purchased intangible assets	-	-	-	(41)	-	(41)
Strategic disposals	-	(6)	(6)	-	-	(6)
RFS Holdings minority interest	(2)	101	99	1	-	100

Statutory basis	2,670	2,782	5,452	(3,593)	(1,033)	826

Notes:
(1)	Comprises £99 million gain included in 'Income from trading activities' and £150 million gain included in 'Other operating income' on a statutory basis.

Notes (continued)

10. Segmental analysis: Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2012*	£m	£m	£m	£m	£m	£m

UK Retail	988	242	1,230	(653)	(140)	437
UK Corporate	772	439	1,211	(518)	(181)	512
Wealth	178	125	303	(230)	(12)	61
International Banking	234	327	561	(367)	(27)	167
Ulster Bank	160	46	206	(128)	(323)	(245)
US Retail & Commercial	488	327	815	(558)	(28)	229
Markets	32	1,034	1,066	(796)	(19)	251
Central items	7	120	127	(122)	2	7

Core	2,859	2,660	5,519	(3,372)	(728)	1,419
Non-Core	48	(47)	1	(262)	(607)	(868)

Managed basis	2,907	2,613	5,520	(3,634)	(1,335)	551
Reconciling items
Own credit adjustments	-	(518)	(518)	-	-	(518)
Payment Protection Insurance costs	-	-	-	(135)	-	(135)
Integration and restructuring costs	-	-	-	(181)	-	(181)
Asset Protection Scheme (1)	-	(2)	(2)	-	-	(2)
Amortisation of purchased intangible assets	-	-	-	(51)	-	(51)
Strategic disposals	-	160	160	-	-	160
RFS Holdings minority interest	(2)	11	9	(1)	-	8

Statutory basis	2,905	2,264	5,169	(4,002)	(1,335)	(168)

*Restated - see page 77.

Notes:
(1)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

10. Segmental analysis (continued)

Total revenue by division
	Half year ended
	30 June 2013			30 June 2012*
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	3,189	7	3,196	3,277	320	3,597
UK Corporate	2,284	44	2,328	2,541	40	2,581
Wealth	503	340	843	526	401	927
International Banking	1,153	233	1,386	1,409	189	1,598
Ulster Bank	549	36	585	557	(8)	549
US Retail & Commercial	1,644	50	1,694	1,757	67	1,824
Markets	2,217	2,430	4,647	3,199	2,805	6,004
Central items	1,566	4,665	6,231	1,280	8,379	9,659

Core	13,105	7,805	20,910	14,546	12,193	26,739
Non-Core	1,081	223	1,304	1,322	498	1,820

Managed basis	14,186	8,028	22,214	15,868	12,691	28,559
Reconciling items
Own credit adjustments	376	-	376	(2,974)	-	(2,974)
Gain on redemption of own debt	191	-	191	577	-	577
Asset Protection Scheme	-	-	-	(45)	-	(45)
Strategic disposals	-	-	-	152	-	152
RFS Holdings minority interest	102	-	102	(4)	-	(4)
Elimination of intra-group transactions	-	(8,028)	(8,028)	-	(12,691)	(12,691)

Statutory basis	14,855	-	14,855	13,574	-	13,574

	Quarter ended
	30 June 2013			31 March 2013			30 June 2012*
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,597	4	1,601	1,592	3	1,595	1,627	178	1,805
UK Corporate	1,169	20	1,189	1,115	24	1,139	1,262	22	1,284
Wealth	255	162	417	248	178	426	266	190	456
International Banking	573	111	684	580	122	702	709	89	798
Ulster Bank	289	17	306	260	19	279	267	(2)	265
US Retail & Commercial	813	25	838	831	25	856	900	32	932
Markets	1,010	1,346	2,356	1,207	1,084	2,291	1,265	1,294	2,559
Central items	874	2,320	3,194	692	2,345	3,037	715	4,477	5,192

Core	6,580	4,005	10,585	6,525	3,800	10,325	7,011	6,280	13,291
Non-Core	628	144	772	453	79	532	502	350	852

Managed basis	7,208	4,149	11,357	6,978	3,879	10,857	7,513	6,630	14,143
Reconciling items
Own credit adjustments	127	-	127	249	-	249	(518)	-	(518)
Gain/(loss) on redemption of own debt	242	-	242	(51)	-	(51)	-	-	-
Asset Protection Scheme	-	-	-	-	-	-	(2)	-	(2)
Strategic disposals	6	-	6	(6)	-	(6)	160	-	160
RFS Holdings minority interest	1	-	1	101	-	101	13	-	13
Elimination of intra-group transactions	-	(4,149)	(4,149)	-	(3,879)	(3,879)	-	(6,630)	(6,630)

Statutory basis	7,584	-	7,584	7,271	-	7,271	7,166	-	7,166

*Restated - see page 77.

Notes (continued)

10. Segmental analysis (continued)

Total assets by division
	30 June 2013	31 March 2013	31 December 2012*
Total assets	£m	£m	£m

UK Retail	116,138	117,113	117,411
UK Corporate	107,606	109,931	110,158
Wealth	21,428	21,797	21,484
International Banking	51,891	54,430	53,091
Ulster Bank	30,514	30,818	30,754
US Retail & Commercial	74,577	76,991	72,902
Markets	632,290	709,050	714,303
Central items	130,751	128,748	115,239

Core	1,165,195	1,248,878	1,235,342
Non-Core	50,037	58,315	63,418

	1,215,232	1,307,193	1,298,760
Direct Line Group	-	-	12,697
RFS Holdings minority interest	997	980	838

	1,216,229	1,308,173	1,312,295

*Restated - see page 77.

Notes (continued)

11. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	89,613				89,613
Loans and advances to banks
- reverse repos	36,421	-	-	1,119				37,540
- other	13,653	-	-	16,588				30,241
Loans and advances to customers
- reverse repos	61,611	-	-	132				61,743
- other	22,477	80	-	388,931		7,304		418,792
Debt securities	70,520	610	63,241	3,831				138,202
Equity shares	9,664	414	1,345					11,423
Settlement balances	-	-	-	17,966				17,966
Derivatives	373,692							373,692
Intangible assets							13,997	13,997
Property, plant and equipment							9,300	9,300
Deferred tax							3,344	3,344
Interest in associated undertakings							2,500	2,500
Prepayments, accrued income and other assets	-	-	-	-	-		6,563	6,563
Assets of disposal groups							1,313	1,313

	588,038	1,104	64,586	518,180	-	7,304	37,017	1,216,229

Liabilities
Deposits by banks
- repos	27,627	-			6,792			34,419
- other	23,132	-			22,155			45,287
Customer accounts
- repos	87,014	-			2,307			89,321
- other	11,585	6,366			419,146			437,097
Debt securities in issue	9,321	20,676			49,724			79,721
Settlement balances	-	-			17,207			17,207
Short positions	27,979	-						27,979
Derivatives	370,047							370,047
Accruals, deferred income and other liabilities	-	-			1,729	10	12,637	14,376
Retirement benefit liabilities							3,579	3,579
Deferred tax							694	694
Subordinated liabilities	-	946			25,592			26,538
Liabilities of disposal groups							306	306

	556,705	27,988			544,652	10	17,216	1,146,571

Equity								69,658

								1,216,229
For the notes to this table refer to page 93.

Notes (continued)

11. Financial instruments: Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	-	-	1,389				34,783
- other	13,265	-	-	15,903				29,168
Loans and advances to customers
- reverse repos	70,025	-	-	22				70,047
- other	24,841	189	-	397,824		7,234		430,088
Debt securities	78,340	873	73,737	4,488				157,438
Equity shares	13,329	533	1,370					15,232
Settlement balances	-	-	-	5,741				5,741
Derivatives	441,903							441,903
Intangible assets							13,545	13,545
Property, plant and equipment							9,784	9,784
Deferred tax							3,443	3,443
Interest in associated undertakings							776	776
Prepayments, accrued income and other assets	-	-	-	-	-		7,044	7,044
Assets of disposal groups							14,013	14,013

	675,097	1,595	75,107	504,657	-	7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	-			7,962			44,332
- other	30,571	-			26,502			57,073
Customer accounts
- repos	82,224	-			5,816			88,040
- other	12,077	6,323			414,839			433,239
Debt securities in issue	10,879	23,614			60,099			94,592
Settlement balances	-	-			5,878			5,878
Short positions	27,591	-						27,591
Derivatives	434,333							434,333
Accruals, deferred income and other liabilities	-	-			1,684	12	13,105	14,801
Retirement benefit liabilities							3,884	3,884
Deferred tax							1,141	1,141
Subordinated liabilities	-	1,128			25,645			26,773
Liabilities of disposal groups							10,170	10,170

	634,045	31,065			548,425	12	28,300	1,241,847

Equity								70,448

								1,312,295

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.

Notes (continued)

11. Financial instruments (continued)

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other valuation reserves. Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	30 June 2013	31 December 2012
	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers	88	192
- credit derivative product companies (CDPC)	200	314
- other counterparties	1,969	2,308

	2,257	2,814

Other valuation reserves
- bid-offer	535	625
- funding valuation adjustment	472	475
- product and deal specific	790	763
- other	75	134

	1,872	1,997

Valuation reserves	4,129	4,811

Key points
•
The decrease in both monoline and CDPC CVA reflects a reduction in exposure as well as tightening credit spreads. The decrease in exposure reflected higher prices of monoline underlying reference assets and tighter credit spreads of CDPC underlying instruments, partially offset by the effect of Sterling weakening against US dollar.

•
The decrease in other counterparty CVA was driven by tighter credit spreads, reduction in exposure due to market movements and reserve releases on certain exposures following restructure. This was partially offset by counterparty rating downgrades and reduced recovery rate assumptions.

•	The decrease in bid-offer reserves reflects a reduction in underlying exposure in line with the Group’s risk strategy.

Notes (continued)

11. Financial instruments (continued)

Own credit
The cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT), designated as at fair value through profit or loss (DFV) and derivative liabilities are set out below.

	Debt securities in issue (2)			Subordinated liabilities
Cumulative OCA DR/(CR)(1)	HFT £m	DFV £m	Total £m	DFV £m	Total £m	Derivatives £m	Total (3) £m

30 June 2013	(488)	244	(244)	380	136	309	445
31 December 2012	(648)	56	(592)	362	(230)	259	29

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2013	9.3	20.7	30.0	0.9	30.9
31 December 2012	10.9	23.6	34.5	1.1	35.6

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	The own credit adjustment increased during H1 2013 due to widening of RBS credit spreads.

•
Senior issued debt adjustments are determined with reference to secondary debt issuance spreads. At 30 June 2013, the five year spread widened by 37% to 140 basis points (31 December 2012 - 102 basis points).

Notes (continued)

11. Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3. Refer to pages 353 and 354 in the Group’s 2012 Form 20-F for control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2013.

	30 June 2013
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	36.4	-	36.4	-	-
- derivative collateral	-	13.2	-	13.2	-	-
- other	-	0.1	0.4	0.5	40	(30)

	-	49.7	0.4	50.1	40	(30)

Loans and advances to customers
- reverse repos	-	61.5	-	61.5	-	-
- derivative collateral	-	20.2	-	20.2	-	-
- other	-	2.1	0.3	2.4	-	(60)

	-	83.8	0.3	84.1	-	(60)

Debt securities
- UK government	14.9	-	-	14.9	-	-
- US government	22.5	6.0	-	28.5	-	-
- other government	31.3	6.5	-	37.8	-	-
- corporate	-	1.9	0.3	2.2	10	(10)
- other financial institutions	2.0	45.0	4.0	51.0	280	(220)

	70.7	59.4	4.3	134.4	290	(230)

Equity shares	9.4	1.3	0.7	11.4	70	(130)

Derivatives
- foreign exchange	-	75.2	1.4	76.6	150	(50)
- interest rate	0.6	282.7	0.8	284.1	70	(60)
- credit	-	7.8	1.4	9.2	110	(150)
- equities and commodities	-	3.7	0.1	3.8	-	-

	0.6	369.4	3.7	373.7	330	(260)

	80.7	563.6	9.4	653.7	730	(710)

Proportion	12.3%	86.3%	1.4%	100%

Of which
Core	80.5	558.5	5.4	644.4
Non-Core	0.2	5.1	4.0	9.3

	80.7	563.6	9.4	653.7

For the notes to this table refer to page 102.

Notes (continued)

11. Financial instruments: Valuation hierarchy (continued)

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	33.4	-	33.4	-	-
- derivative collateral	-	12.8	-	12.8	-	-
- other	-	0.1	0.4	0.5	50	(30)

	-	46.3	0.4	46.7	50	(30)

Loans and advances to customers
- reverse repos	-	70.0	-	70.0	-	-
- derivative collateral	-	22.5	-	22.5	-	-
- other	-	1.9	0.6	2.5	90	(40)

	-	94.4	0.6	95.0	90	(40)

Debt securities
- UK government	15.6	0.1	-	15.7	-	-
- US government	31.0	5.4	-	36.4	-	-
- other government	34.4	8.9	-	43.3	-	-
- corporate	-	2.2	0.1	2.3	10	(10)
- other financial institutions	2.6	48.0	4.7	55.3	360	(180)

	83.6	64.6	4.8	153.0	370	(190)

Equity shares	13.1	1.3	0.8	15.2	60	(100)

Derivatives
- foreign exchange	-	61.7	1.4	63.1	140	(40)
- interest rate	0.1	362.7	0.6	363.4	60	(80)
- credit	-	9.3	1.7	11.0	230	(230)
- equities and commodities	-	4.3	0.1	4.4	-	-

	0.1	438.0	3.8	441.9	430	(350)

	96.8	644.6	10.4	751.8	1,000	(710)

Proportion	12.9%	85.7%	1.4%	100%

Of which
Core	96.4	637.3	5.6	739.3
Non-Core	0.4	7.3	4.8	12.5

	96.8	644.6	10.4	751.8

For the notes to this table refer to page 102.

Notes (continued)

11. Financial instruments: Valuation hierarchy (continued)
The following tables detail asset-backed securities (ABS) included within debt securities on pages 96 and 97.

					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2013	£bn	£bn	£bn	£bn	£m	£m

RMBS (3)	-	37.0	0.8	37.8	80	(80)
CMBS (4)	-	4.2	0.2	4.4	10	(10)
CDO (5)	-	-	0.4	0.4	60	(10)
CLO (6)	-	0.6	2.0	2.6	80	(70)
Other	-	1.7	0.3	2.0	20	(10)

Total	-	43.5	3.7	47.2	250	(180)

31 December 2012

RMBS (3)	-	38.5	0.9	39.4	40	(50)
CMBS (4)	-	3.7	-	3.7	-	-
CDO (5)	-	0.2	0.5	0.7	80	(10)
CLO (6)	-	0.6	2.4	3.0	120	(50)
Other	-	2.1	0.4	2.5	50	(10)

Total	-	45.1	4.2	49.3	290	(120)

For the notes to this table refer to page 102.

Notes (continued)

11. Financial instruments: Valuation hierarchy (continued)
The following tables detail available-for-sale assets (AFS) included within debt securities and equity shares on pages 96 and 97.
	30 June 2013
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
AFS debt securities	£bn	£bn	£bn	£bn	£m	£m

- UK government	6.7	-	-	6.7	-	-
- US government	12.4	4.2	-	16.6	-	-
- other government	8.7	3.8	-	12.5	-	-
- corporate	-	-	0.1	0.1	-	-
- other financial institutions	0.4	24.5	2.4	27.3	90	(70)

	28.2	32.5	2.5	63.2	90	(70)

Of which ABS (7)
RMBS (3)	-	21.9	0.1	22.0	-	-
CMBS (4)	-	3.1	0.1	3.2	10	(10)
CDO (5)	-	-	0.4	0.4	50	(10)
CLO (6)	-	0.2	1.6	1.8	10	(20)
Other	-	0.9	0.2	1.1	10	(10)

Equity shares	0.2	0.8	0.4	1.4	20	(100)

	28.4	33.3	2.9	64.6	110	(170)

Of which
Core	28.4	32.7	0.6	61.7
Non-Core	-	0.6	2.3	2.9

	28.4	33.3	2.9	64.6

AFS debt securities	31 December 2012

- UK government	8.0	-	-	8.0	-	-
- US government	15.5	3.5	-	19.0	-	-
- other government	10.7	5.3	-	16.0	-	-
- corporate	-	0.1	0.1	0.2	10	-
- other financial institutions	0.5	27.1	2.9	30.5	170	(40)

	34.7	36.0	3.0	73.7	180	(40)

Of which ABS (7)
RMBS (3)	-	23.3	0.2	23.5	10	-
CMBS (4)	-	2.3	-	2.3	-	-
CDO (5)	-	0.1	0.5	0.6	70	(10)
CLO (6)	-	0.4	1.9	2.3	50	(10)
Other	-	1.3	0.2	1.5	20	(10)

Equity shares	0.3	0.7	0.4	1.4	30	(40)

	35.0	36.7	3.4	75.1	210	(80)

Of which
Core	34.9	35.7	0.6	71.2
Non-Core	0.1	1.0	2.8	3.9

	35.0	36.7	3.4	75.1

For the notes to this table refer to page 102.

Notes (continued)

11. Financial instruments: Valuation hierarchy (continued)

	30 June 2013
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	27.6	-	27.6	-	-
- derivative collateral	-	22.2	-	22.2	-	-
- other	-	0.9	0.1	1.0	-	(20)

	-	50.7	0.1	50.8	-	(20)

Customer accounts
- repos	-	87.0	-	87.0	-	-
- derivative collateral	-	8.4	-	8.4	-	-
- other	-	9.5	0.1	9.6	-	-

	-	104.9	0.1	105.0	-	-

Debt securities in issue	-	28.1	1.9	30.0	30	(90)

Short positions	23.9	4.1	-	28.0	-	-

Derivatives
- foreign exchange	-	82.8	0.6	83.4	70	(50)
- interest rate	0.5	270.0	0.4	270.9	20	(20)
- credit	-	7.4	1.2	8.6	60	(90)
- equities and commodities	-	6.3	0.8	7.1	10	(10)

	0.5	366.5	3.0	370.0	160	(170)

Subordinated liabilities	-	0.9	-	0.9	-	-

	24.4	555.2	5.1	584.7	190	(280)

Proportion	4.2%	95.0%	0.8%	100%

Of which
Core	24.4	553.1	5.0	582.5
Non-Core	-	2.1	0.1	2.2

	24.4	555.2	5.1	584.7

For the notes to this table refer to page 102.

Notes (continued)

11. Financial instruments: Valuation hierarchy (continued)

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	36.4	-	36.4	-	-
- derivative collateral	-	28.6	-	28.6	-	-
- other	-	1.9	0.1	2.0	-	(20)

	-	66.9	0.1	67.0	-	(20)

Customer accounts
- repos	-	82.2	-	82.2	-	-
- derivative collateral	-	8.0	-	8.0	-	-
- other	-	10.3	0.1	10.4	30	(30)

	-	100.5	0.1	100.6	30	(30)

Debt securities in issue	-	33.1	1.4	34.5	60	(70)

Short positions	23.6	4.0	-	27.6	-	-

Derivatives
- foreign exchange	-	69.3	1.2	70.5	70	(30)
- interest rate	0.1	345.0	0.4	345.5	20	(20)
- credit - other	-	9.6	0.8	10.4	40	(90)
- equities and commodities	-	7.0	0.9	7.9	10	(10)

	0.1	430.9	3.3	434.3	140	(150)

Subordinated liabilities	-	1.1	-	1.1	-	-

	23.7	636.5	4.9	665.1	230	(270)

Proportion	3.6%	95.7%	0.7%	100%

Of which
Core	23.7	634.4	4.7	662.8
Non-Core	-	2.1	0.2	2.3

	23.7	636.5	4.9	665.1

For the notes to this table refer to page 102.

Notes (continued)

11. Financial instruments: Valuation hierarchy (continued)

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)     quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)     valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, majority of CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in the Group’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

(3)	Residential mortgage-backed securities.
(4)	Commercial mortgage-backed securities.
(5)	Collateralised debt obligations.
(6)	Collateralised loan obligations.
(7)	Asset-backed securities.
(8)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

Notes (continued)

11. Financial instruments: Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value decreased by £98.1 billion in the first half of 2013 to £653.7 billion, principally reflecting decreases in derivative assets (£68.2 billion), debt securities (£18.6 billion), reverse repos (£5.5 billion), equity shares (£3.8 billion) and derivative collateral (£1.9 billion).

•
Total liabilities carried at fair value decreased by £80.4 billion, with decreases in derivative liabilities (£64.3 billion), derivative collateral (£6.0 billion), debt securities in issue (£4.5 billion), repos (£4.0 billion) and deposits (£1.8 billion).

•	Level 3 instruments are primarily in Markets, comprising instruments held in the normal course of business, and Non-Core, relating to legacy securities and derivatives positions.

•
Level 3 assets of £9.4 billion represented 1.4% (31 December 2012 - £10.4 billion, 1.4%), a decrease of £1.0 billion. This reflected sales, maturities and amortisation of instruments, particularly securities in Non-Core.

•	Level 3 liabilities of £5.1 billion increased by £0.2 billion due to issuances offset by settlement and maturities of instruments.

•
Improvements in price discovery resulted in £0.4 billion each of assets and liabilities, principally derivatives transfers from level 3 to level 2. Transfers from level 2 to level 3 comprised: derivatives (assets £0.5 billion and liabilities £0.3 billion), debt securities in issue of £0.6 billion and debt securities £0.3 billion relating to securities, primarily ABS, in Non-Core. Market illiquidity towards the end of June was a major cause for the transfers. There were no significant transfers between level 1 and level 2.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value were £0.7 billion (31 December 2012 - £1.0 billion) and £0.7 billion (31 December 2012 - £0.7 billion) respectively.

Notes (continued)

11. Financial instruments: Movement in level 3 portfolios

		(Losses)/gains		Level 3 transfers								IS on balances at period end
	At 1 January 2013	Income statement (IS) (1)	SOCi (2)	In	Out	Purchases	Issuances	Settlements	Sales	Foreign exchange and other	At 30 June 2013	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances
- banks	382	22	-	-	-	-	-	-	-	1	405	(1)	19
- customers	562	(4)	-	84	(5)	37	-	(41)	(407)	20	246	(5)	1
Debt securities	1,938	106	-	184	(39)	434	-	(80)	(712)	(4)	1,827	30	39
Equity shares	396	1	-	43	(62)	49	-	(9)	(93)	9	334	(44)	9
Derivatives	3,789	(107)	-	450	(332)	243	-	(302)	(122)	48	3,667	(107)	1

FVTPL assets	7,067	18	-	761	(438)	763	-	(432)	(1,334)	74	6,479	(127)	69

Available-for-sale (AFS)
Debt securities	2,948	50	138	139	-	-	-	(508)	(252)	(7)	2,508	37	10
Equity shares	390	14	(16)	17	-	17	-	(4)	(26)	(2)	390	(4)	2

AFS assets	3,338	64	122	156	-	17	-	(512)	(278)	(9)	2,898	33	12

	10,405	82	122	917	(438)	780	-	(944)	(1,612)	65	9,377	(94)	81

Of which ABS:							-
- FVTPL	1,350	168	-	144	(32)	398	-	(79)	(673)	15	1,291	99	31
- AFS	2,815	38	147	129	-	-	-	(490)	(238)	(12)	2,389	28	8

Liabilities
Deposits	168	(17)	-	42	(31)	-	23	-	(1)	-	184	(24)	7
Debt securities in issue	1,363	29	-	588	(140)	-	442	(391)	-	(10)	1,881	23	-
Short positions	2	(1)	-	6	-	1	-	-	-	(1)	7	-	-
Derivatives	3,317	(24)	-	306	(273)	184	-	(281)	(214)	33	3,048	52	-

	4,850	(13)	-	942	(444)	185	465	(672)	(215)	22	5,120	51	7

Net (losses)/gains	-	95	122	-	-	-	-	-	-	-	-	(145)	74

Notes:
(1)
Net gains on HFT instruments of £39 million (31 December 2012 - Net loss £1,528 million) and net gains on other instruments of £56 million (31 December 2012 - £141 million were recorded in other operating income, interest income and impairment losses as appropriate.

(2)	Statement of comprehensive income.
(3)	Fair value through profit or loss.

Notes (continued)

11. Financial instruments (continued)
The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High

Loans	0.7	0.2	Price based	Price (2)	26%	100%

			Discounted cash flow model (DCF)	Credit spreads (3)	93bps	804bps
				Recovery rates (4)	0%	80%
				Discount margin (3)	90bps	110bps

Deposits		0.2	Option pricing	Volatility (5)	18%	32%

Debt securities
RMBS	0.8		Price based	Price (2)	0%	103%

			DCF	Cumulative loss rate (6)	90%	100%

CMBS	0.2		Price based	Price (2)	0%	100%

CDO and CLO	2.4		Price based	Price (2)	0%	100%

			DCF	Yield (2)	5%	25%
				Constant default rates (7)	2%	5%
				Recovery rates (4)	10%	70%
				Conditional prepayment rate (CPR) (8)	0%	30%

Other ABS	0.3		Price based	Price (2)	0%	100%

			DCF	Discount margin (3)	101bps	209bps

Other debt securities	0.6		DCF	Credit spreads (3)	97bps	105bps

Equity securities	0.7		Price based	Price (2)	0.91x	1.09x

			EBITDA multiple	EBITDA multiple (9)	0.96x	16.4x

			DCF	Discount rate (10)	20%	100%
				Recovery rates (4)	0%	70%

Derivatives
Foreign exchange	1.4	0.6	DCF	Correlation (11)	11%	100%

			Option pricing model	Volatility (5)	7%	25%

Interest rate	0.8	0.4	Option pricing model	Correlation (11)	(60%)	100%

			DCF	Discount margin (3)	90%	110%
				CPR (8)	2%	20%

Equities and commodities	0.1	0.8	Option pricing model	Volatility (5)	8%	31%

Credit	1.4	1.2	Price based	Price (2)	0%	100%

			DCF based on defaults and recoveries	Recovery rates (4)	0%	95%
				Upfront points (12)	0%	100%
				CPR (8)	1%	20%
				Credit spreads (3)	5bps	800bps

Notes (continued)

11. Financial instruments (continued)

Notes:
(1)	Level 3 structured issued debt securities of £1.9 billion is not included in the table above. Its is valued in the same way as the embedded derivative component.
(2)
Price and yield: There may be a range of price based information used for evaluating the value of an instrument. This may be a direct comparison of one instrument or portfolio with another or the movements in a more liquid instrument maybe used to indicate the movement in a less observably priced instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected payouts. Similarly to price, an instrument’s yield may be compared to other instruments either directly or indirectly to evaluate the value of the instrument. Prices move inversely to yields.

(3)
Credit spread and discount margin: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(4)
Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)	Volatility: A measure of the tendency of a price to change with time.
(6)
Cumulative loss rate: This is a measure of the expected rate of losses in an underlying portfolio of mortgages or other receivables. The higher the cumulative losses the lower the value of the underlying portfolio. Cumulative losses tend to move conversely to prepayment rates and in line with constant default rates.

(7)
Constant default rate: The measure of the annualised default rate on a portfolio. The higher the rate, the higher the expected number of defaults and the expected losses. The constant default rate tend to move conversely to the conditional prepayment rate. An increase in the constant default rate likely reduces the value of an asset.

(8)
Conditional prepayment rate: The measure of the rate at which underlying mortgages or loans are prepaid. An increase in prepayment rates in a portfolio may increase or decrease its value depending upon the credit quality and payment terms of the underlying loans. For example an increase in prepayment rate of a portfolio of high credit quality underlying assets may reduce the value and size of the portfolio whereas for lower credit quality underlyings it may increase the value.

(9)
EBITDA (earnings before interest, tax, depreciation and amortisation) multiple: This is a commonly used valuation technique for equity holdings. The EBITDA of a company is used as a proxy for the future cash flows and when multiplied by an appropriate factor gives an estimate for the value of the company..

(10)	Discount rate: The rate at which future cash flows are discounted. A higher discount rate reduces the present value of future cash flows.
(11)
Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(12)
Upfront points: These are similar to credit spreads in that a higher figure is a measure of increased credit risk. A credit derivative price can be quoted on either credit spread or upfront points basis and the two can be considered a near equivalent from a risk perspective. As with credit spreads higher upfront points indicate that the underlying entity has a higher credit risk associated with it.

(13)	The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes (continued)

11. Financial instruments (continued)
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Valuation methodologies employed in calculating the fair value of financial assets and liabilities carried at amortised cost are consistent with the Group’s 2012 Form 20-F disclosure.

	30 June 2013		31 December 2012
	Carrying value	Fair value	Carrying value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	17.7	17.7	17.3	17.3
Loans and advances to customers	396.4	379.0	405.1	385.4
Debt securities	3.8	3.5	4.5	4.0

Financial liabilities
Deposits by banks	28.9	28.9	34.5	34.5
Customer accounts	421.5	421.7	420.7	421.0
Debt securities in issue	49.7	49.8	60.1	59.8
Subordinated liabilities	25.6	23.9	25.6	24.3

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For certain short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, settlement balances and notes in circulation.

12. Available-for-sale reserve
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(346)	(957)	(10)	(346)	(439)
Unrealised gains/(losses)	14	1,152	(568)	582	428
Realised gains	(605)	(582)	(441)	(164)	(370)
Tax	333	(63)	305	28	(69)
Recycled to profit or loss on disposal of businesses	(110)	-	-	(110)	-

At end of period	(714)	(450)	(714)	(10)	(450)

Key points
•
The H1 2013 movement largely reflects realised gains of £605 million, principally in Group Treasury, £460 million and US Retail & Commercial, £61 million on the sale of high quality UK, US and German sovereign bonds.

•
The unrealised losses of £568 million in Q2 primarily relate to Group Treasury as bond yields returned to year end levels. Sales of high quality UK, US and German sovereign bonds also contributed significantly to the realised gains during the quarter.

Notes (continued)

13. Contingent liabilities and commitments

	30 June 2013			31 March 2013			31 December 2012
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	19,099	885	19,984	18,839	956	19,795	18,251	913	19,164
Other	9,980	73	10,053	10,453	79	10,532	10,628	69	10,697

	29,079	958	30,037	29,292	1,035	30,327	28,879	982	29,861

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	213,909	2,983	216,892	213,301	5,378	218,679	209,892	5,916	215,808
Other	1,368	2	1,370	1,712	8	1,720	1,971	5	1,976

	215,277	2,985	218,262	215,013	5,386	220,399	211,863	5,921	217,784

Contingent liabilities and commitments	244,356	3,943	248,299	244,305	6,421	250,726	240,742	6,903	247,645

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

14. Litigation, investigations and reviews
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2013.

Notes (continued)

14. Litigation, investigations and reviews (continued)
The material legal proceedings, investigations and reviews involving the Group are described below. If any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit. The appeal hearing is scheduled to be heard on 12 September 2013.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the court denied plaintiffs’ motions for reconsideration and for leave to re-plead their case.

Additionally, between March and July 2013, similar claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the Group (and in one of those claims, also against certain former individual officers and directors). On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The Group considers that it has substantial and credible legal and factual defences to these and other prospective claims that have been threatened in the United Kingdom and the Netherlands.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Litigation (continued)

Other securitisation and securities related litigation in the United States
Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$91 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants’ motion to dismiss FHFA’s amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in the United States District Court for the Central District of California.

Other MBS lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; and Luther v. Countrywide Financial Corp. et al. and related cases (the “Luther Litigation”). On 25 June 2013, the plaintiffs in the Luther Litigation filed a motion requesting that the court approve a US$500 million settlement of their claims. The settlements amount is to be paid by Countrywide without contribution from the other defendants.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Litigation (continued)
In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims and will defend them vigorously. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations and their outcomes affecting the Group are set out under ‘Investigations and reviews’ on page 112.

Credit Default Swap Antitrust Litigation
In May and July 2013, certain members of the Group, as well as a number of other banks, were named as defendants in four antitrust class actions filed in the U.S. District Court for the Northern District of Illinois. The complaints generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. The Group considers that it has substantial and credible legal and factual defenses to these claims and will defend them vigorously.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. On 14 June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS has been ordered to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan.

The Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of a number of trading rates, including LIBOR, other interest rate settings, ISDAFIX and non-deliverable forwards. The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and the Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The Group is also co-operating with these investigations.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

Technology incident
On 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident and the Group provided £175 million in 2012.

The incident, the Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries in the UK and in the Republic of Ireland.

On 9 April 2013 the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. The FCA will reach its conclusions in due course and will decide whether or not it wishes to initiate enforcement action following that investigation. The Group is co-operating fully with the FCA’s investigation.

The Group could also become a party to litigation in relation to the technology incident. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

The Group has agreed to a similar exercise and past business review in relation to the sale of interest rate hedging products in the Republic of Ireland to retail designated small and medium sized businesses.

The Group made a total provision of £700 million in 2012 and a further provision of £50 million was recorded during the half year ending 30 June 2013. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The Group cannot predict the outcome of this review at this stage.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Court’s decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In March 2008, the EC opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. Prior to the agreement becoming legally binding, the EC is currently market testing the agreement by inviting comments on the proposals.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted by the end of 2014/early 2015. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards, to take place in two phases. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcome of these ongoing investigations, proceedings and proposed regulation is not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the Group’s business in this sector.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £2.4 billion including a charge of £185 million in the six months to 30 June 2013.

Personal current accounts / retail banking
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has decided not to refer the market to the CC but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

SME banking market study
On 19 June 2013, the OFT announced its market study on competition in banking for SMEs in the UK.

The OFT is currently seeking views on the scope of the market study. At this stage it is not possible to estimate the effect of these OFT reviews, which may be material.

Credit default swaps (CDS) investigation
The Group is a party to the EC’s antitrust investigation into the CDS information market. The Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

On 28 March 2013, SEC staff informed the Group that it is considering recommending that the SEC initiate a civil or administrative action against RBS Securities Inc. This "Wells" notice arises out of the inquiry that the SEC staff began in September 2010, when it requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The potential claims relate to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to SEC rules, the Group has submitted a response to the Wells notice. The investigation is continuing.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide the requested information.

US mortgages - loan repurchase matters
The Group’s Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2013, M&IB N.A. received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A.. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A..

RBS Citizens Financial Group, Inc (RBS Citizens) has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 30 June 2013, RBS Citizens received US$182 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The volume of repurchase demands is increasing and is expected to continue to increase, and the Group cannot currently estimate what the ultimate exposure of M&IB N.A. or RBS Citizens may be. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)

RBS Citizens consent orders
The activities of RBS Citizens' two US bank subsidiaries - RBS Citizens, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries’ practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to bring their practices in conformity with applicable laws and regulations. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (the Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection program, checking rewards programs, and stop-payment process for pre-authorised recurring electronic fund transfers. The Consent Orders require the bank subsidiaries to pay a total of US$10 million in civil monetary penalties, to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$4 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders. In addition, RBS Citizens, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the Consent Order. Restitution plans have been prepared and submitted for approval, and RBS Citizens, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures, and programs related to its compliance risk management systems.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Other investigations
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group’s U.S. operations,

●	a plan to oversee compliance by the Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Other investigations (continued)
The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by the US Department of Justice, the District Attorney of the County of New York, the Treasury Department Office for Foreign Assets Control, the Federal Reserve Board and the New York State Department of Financial Services. The Group has also, over time, enhanced its relevant systems and controls. Further, the Group has conducted disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s net assets, operating results or cash flows in any particular period.

On 24 July 2013, the FCA published its Final Notice in relation to its investigation into transaction reporting. The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. co-operated with the FCA throughout the investigation. The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. were fined £5.6 million (after discount) and were found to have failed to comply with their transaction reporting obligations to the FSA over a number of years. The FCA has acknowledged that the breaches were not deliberate and that the Group did not profit from the breaches.

15. Other developments

Rating agencies
Moody’s Investors Service
On 5 July 2013, the rating agency, Moody’s Investors Service (Moody’s) placed on review for possible downgrade the long term ratings of the Group and its subsidiaries The Royal Bank of Scotland plc, National Westminster Bank Plc and RBS N.V. Short term ratings were affirmed as unchanged and are not subject to Moody’s’ review. The rating action was prompted by the UK Government’s announcement that it would examine the merit of splitting up the Group by placing its bad assets in a separate legal entity under a ‘Good Bank/Bad Bank’ split. Moody’s expect to conclude their rating review on the Group in the autumn following publication of the Government’s conclusion to its ‘Good Bank/Bad Bank’ assessment. Ulster Bank Limited and Ulster Bank Ireland Limited’s long and short term ratings were also placed on review for possible downgrade.

Notes (continued)

15. Other developments (continued)
Additionally, Moody’s upgraded, by three notches, three series of the Group’s Trust Preferred Securities (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) to ‘Ba3’ from ‘B3’ upon the announcement that the Group would resume coupon payments on these securities following expiration of the European Commission payments ban.

As a result of its rating action on the Group, on 8 July 2013, Moody’s also placed on review for possible downgrade the long term ratings of RBS Citizens N.A. and Citizens Bank of Pennsylvania. Short term ratings were affirmed as unchanged.

Standard & Poor’s
On 31 May 2013, the rating agency, Standard & Poor’s (S&P) affirmed its ratings on the Group and certain subsidiaries as unchanged but assigned a Negative outlook to the long term ratings of the Group and certain subsidiaries including The Royal Bank of Scotland plc, National Westminster Bank Plc and RBS N.V. S&P’s outlook revision did not reflect any deterioration in its assessment of specific credit factors but instead reflected wider UK industry concerns. Rating outlooks on RBS Citizens Financial Group Inc. and operating subsidiaries, RBS Citizens N.A. and Citizens Bank of Pennsylvania were revised to negative from stable on the same date.

On 16 July 2013 the rating outlooks of Ulster Bank Limited and Ulster Bank Ireland Limited were also revised to Negative from Stable. The rating actions were prompted by S&P’s belief that, following the announcement of the ‘Good Bank/Bad Bank’ review, there now exists a meaningful risk the position of these entities within the Group could become less certain than it currently is.

Additionally, following the Group’s announcement of its intention to resume coupon payments, S&P upgraded by ten notches to ‘BB+’ from ‘C’ three series of Trust Preferred Securities (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) on 20 June 2013.

No material rating actions have been undertaken by the rating agency, Fitch Ratings, on the Group or material subsidiaries during the quarter and since.

Liability management exercise
In July 2013, RBS N.V. completed cash tender offers for certain securities. The aggregate principal amount accepted for purchase under the offer was US$2.5 billion.

Notes (continued)

16. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of England in exchange for eligible collateral during the drawdown period (1 August 2012 to 31 January 2014). In April 2013, the Bank of England and HM Treasury announced changes to the scheme: extending the drawdown period to the end of January 2015; amending the scheme’s terms to encourage SME lending; and including lending by leasing and factoring companies within the scheme. As at 30 June 2013, the Group had aggregate outstanding drawings under the scheme of £750 million.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2012 are included in the Group’s 2012 Form 20-F.

17. Post balance sheet events
There have been no significant events between 30 June 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Notes (continued)

18. Trust preferred securities

The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by the Group. For those trust preferred securities that were classified as non-controlling interests, the Group’s outstanding instruments with the trusts have been classified as Other equity.  For those securities that were classified as subordinated liabilities, the Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

19 Consolidating financial information
The Royal Bank of Scotland plc ('RBS plc') is a wholly owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc') and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc. RBS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

-	RBSG plc on a stand-alone basis as guarantor
-	RBS plc on a stand-alone basis as issuer
-	Non-guarantor Subsidiaries of RBSG Company and RBS Company on a combined basis ('Subsidiaries')
-	Consolidation adjustments; and
-	RBSG plc consolidated amounts ('RBSG Group').

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results for the period of RBSG plc and RBS plc in the information below by £(133) million and £(183) million respectively for the six months ended 30 June 2013 and by £(1,996) million and £(182) million for the six months ended 30 June 2012.

The net assets of RBSG plc and RBS plc in the information below would also be increased/(decreased) by £9,409 million and £1,851 million respectively at 30 June 2013 (£9,156 million and £1,178 million at 31 December 2012).

Notes (continued)

19 Consolidating financial information (continued)

The amounts in the tables below do not include amounts attributable to non-controlling interests.

Income statement
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2013	£m	£m	£m	£m	£m

Net interest income	134	1,650	3,541	112	5,437
Non-interest income	616	4,192	2,224	(1,197)	5,835

Total income	750	5,842	5,765	(1,085)	11,272

Operating expenses	43	(3,987)	(3,779)	(25)	(7,748)
Impairment losses	-	(603)	(1,497)	(50)	(2,150)

Operating profit before tax	793	1,252	489	(1,160)	1,374
Tax	42	(414)	(311)	5	(678)

Profit from continuing operations	835	838	178	(1,155)	696
Profit from discontinued operations, net of tax	-	-	138	-	138

Profit for the period	835	838	316	(1,155)	834

	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2012	£m	£m	£m	£m	£m

Net interest income	219	1,885	3,586	130	5,820
Non-interest income	90	2,654	1,972	(1,157)	3,559

Total income	309	4,539	5,558	(1,027)	9,379

Operating expenses	(1)	(4,193)	(4,240)	22	(8,412)
Impairment losses	(196)	(842)	(1,729)	118	(2,649)

Operating profit/(loss) before tax	112	(496)	(411)	(887)	(1,682)
Tax	(72)	(88)	(362)	123	(399)

Profit/(loss) from continuing operations	40	(584)	(773)	(764)	(2,081)
Profit from discontinued operations, net of tax	-	-	106	-	106

Profit/(loss) for the period	40	(584)	(667)	(764)	(1,975)

Notes (continued)

19 Consolidating financial information (continued)

Statement of comprehensive income
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2013	£m	£m	£m	£m	£m

Profit for the period	835	838	316	(1,155)	834

Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	-	-	4	(4)	-
Income tax on items that do not qualify for reclassification	-	-	(1)	1	-

	-	-	3	(3)	-

Items that do qualify for reclassification
Available-for-sale financial assets	(50)	(924)	96	145	(733)
Cash flow hedges	-	(1,222)	(119)	(195)	(1,536)
Currency translation	-	(48)	496	862	1,310
Income tax on items that do qualify for reclassification	10	493	149	74	726

	(40)	(1,701)	622	886	(233)

Other comprehensive (loss)/income after tax	(40)	(1,701)	625	883	(233)

Total comprehensive income/(loss) for the period	795	(863)	941	(272)	601

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	-	-	17	117	134
Preference shareholders	152	39	-	(39)	152
Paid-in equity holders	15	-	-	15	30
Ordinary and B shareholders	628	(902)	924	(365)	285

	795	(863)	941	(272)	601

	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2012	£m	£m	£m	£m	£m

Profit/(loss) for the period	40	(584)	(667)	(764)	(1,975)

Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	-	-	(2)	2	-
Income tax on items that do not qualify for reclassification	-	-	-	(38)	(38)

	-	-	(2)	(36)	(38)

Items that do qualify for reclassification to profit or loss
Available-for-sale financial assets	-	(270)	217	644	591
Cash flow hedges	-	413	86	196	695
Currency translation	-	20	(277)	(239)	(496)
Income tax on items that do qualify for reclassification	-	8	(46)	(180)	(218)

	-	171	(20)	421	572

Other comprehensive income/(loss) after tax	-	171	(22)	385	534

Total comprehensive income/(loss) for the period	40	(413)	(689)	(379)	(1,441)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	-	-	(28)	9	(19)
Preference shareholders	76	36	181	(217)	76
Paid-in equity holders	-	-	-	6	6
Ordinary and B shareholders	(36)	(449)	(842)	(177)	(1,504)

	40	(413)	(689)	(379)	(1,441)

Notes (continued)

19 Consolidating financial information (continued)

Balance sheets
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
At 30 June 2013	£m	£m	£m	£m	£m

Assets

Cash and balances at central banks	-	81,799	7,814	-	89,613
Loans and advances to banks	22,058	107,333	224,168	(285,778)	67,781
Loans and advances to customers	3	252,394	275,523	(47,385)	480,535
Debt securities	1,593	106,716	63,590	(33,697)	138,202
Equity shares	-	9,433	2,762	(772)	11,423
Investments in Group undertakings	54,890	41,422	13,023	(109,335)	-
Settlement balances	-	12,638	7,039	(1,711)	17,966
Derivatives	135	378,634	13,859	(18,936)	373,692
Intangible assets	-	1,155	6,700	6,142	13,997
Property, plant and equipment	-	2,326	6,965	9	9,300
Deferred tax	1	3,029	1,664	(1,350)	3,344
Interests in associated undertakings	1,498	106	887	9	2,500
Prepayments, accrued income and other assets	32	2,335	4,674	(478)	6,563
Assets of disposal groups	-	-	1,311	2	1,313

Total assets	80,210	999,320	629,979	(493,280)	1,216,229

Liabilities

Deposits by banks	1,474	184,705	126,620	(233,093)	79,706
Customer accounts	828	256,134	357,151	(87,695)	526,418
Debt securities in issue	5,470	62,376	41,788	(29,913)	79,721
Settlement balances	-	11,848	5,823	(464)	17,207
Short positions	-	15,603	13,025	(649)	27,979
Derivatives	51	373,127	15,805	(18,936)	370,047
Accruals, deferred income and other liabilities	478	7,624	(1,193)	7,467	14,376
Retirement benefit liabilities	-	56	3,500	23	3,579
Deferred tax	-	-	1,758	(1,064)	694
Subordinated liabilities	12,135	30,643	10,909	(27,149)	26,538
Liabilities of disposal groups	-	-	303	3	306

Total liabilities	20,436	942,116	575,489	(391,470)	1,146,571

Non-controlling interests	-	-	1,298	(823)	475
Equity owners	59,774	57,204	53,192	(100,987)	69,183

Total equity	59,774	57,204	54,490	(101,810)	69,658

Total liabilities and equity	80,210	999,320	629,979	(493,280)	1,216,229

Notes (continued)

19 Consolidating financial information (continued)

Balance sheets
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
At 31 December 2012	£m	£m	£m	£m	£m

Assets

Cash and balances at central banks	-	70,374	8,916	-	79,290
Loans and advances to banks	24,066	109,571	229,459	(299,145)	63,951
Loans and advances to customers	1,266	271,549	283,552	(56,232)	500,135
Debt securities	1,522	122,447	72,097	(38,628)	157,438
Equity shares	-	12,766	3,240	(774)	15,232
Investments in Group undertakings	54,995	40,262	12,081	(107,338)	-
Settlement balances	-	3,090	2,709	(58)	5,741
Derivatives	511	449,838	15,828	(24,274)	441,903
Intangible assets	-	1,033	6,367	6,145	13,545
Property, plant and equipment	-	2,430	7,345	9	9,784
Deferred tax	-	2,878	763	(198)	3,443
Interests in associated undertakings	-	185	584	7	776
Prepayments, accrued income and other assets	20	4,248	5,250	(2,474)	7,044
Assets of disposal groups	-	-	13,755	258	14,013

Total assets	82,380	1,090,671	661,946	(522,702)	1,312,295

Liabilities

Deposits by banks	1,455	209,583	143,259	(252,892)	101,405
Customer accounts	838	256,334	354,409	(90,302)	521,279
Debt securities in issue	9,310	71,494	48,693	(34,905)	94,592
Settlement balances	-	2,878	3,025	(25)	5,878
Short positions	-	14,074	14,208	(691)	27,591
Derivatives	7	439,152	19,448	(24,274)	434,333
Accruals, deferred income and other liabilities	491	7,355	842	6,113	14,801
Retirement benefit liabilities	-	56	347	3,481	3,884
Deferred tax	-	-	2,175	(1,034)	1,141
Subordinated liabilities	11,305	31,635	9,363	(25,530)	26,773
Liabilities of disposal groups	-	-	10,167	3	10,170

Total liabilities	23,406	1,032,561	605,936	(420,056)	1,241,847

Non-controlling interests	-	-	1,476	294	1,770
Equity owners	58,974	58,110	54,534	(102,940)	68,678

Total equity	58,974	58,110	56,010	(102,646)	70,448

Total liabilities and equity	82,380	1,090,671	661,946	(522,702)	1,312,295

Notes (continued)

19 Consolidating financial information (continued)

Cash flow statements
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2013	£m	£m	£m	£m	£m

Net cash flows from operating activities	(730)	(6,369)	2,818	(1,391)	(5,672)
Net cash flows from investing activities	1,381	14,040	(666)	(2,462)	12,293
Net cash flows from financing activities	235	(2,254)	(2,589)	3,200	(1,408)
Effects of exchange rate changes on cash and cash equivalents	46	4,372	2,758	(2,228)	4,948
Net increase in cash and cash equivalents	932	9,789	2,321	(2,881)	10,161

Cash and cash equivalents at the beginning of the period	997	126,243	125,045	(119,444)	132,841

Cash and cash equivalents at the end of period	1,929	136,032	127,366	(122,325)	143,002

	RBSG plc	RBS plc	Subsidiaries	Consolidation Adjustments	RBSG Group
For the six months ended 30 June 2012	£m	£m	£m	£m	£m

Net cash flows from operating activities	1,907	(29,366)	18,767	(8,415)	(17,107)
Net cash flows from investing activities	(1,000)	34,388	(18,285)	3,594	18,697
Net cash flows from financing activities	46	692	3,776	(4,554)	(40)
Effects of exchange rate changes on cash and cash equivalents	(59)	(2,491)	(1,425)	867	(3,108)
Net increase/(decrease) in cash and cash equivalents	894	3,223	2,833	(8,508)	(1,558)

Cash and cash equivalents at the beginning of the period	1,883	125,332	185,013	(159,573)	152,655

Cash and cash equivalents at the end of period	2,777	128,555	187,846	(168,081)	151,097

Risk and balance sheet management

Presentation of information	132
General overview	132

Capital management
Introduction	135
Capital ratios	135
Current rules	135
Fully loaded CRR estimate	135
Capital resources	136
Components of capital (Basel 2.5)	136
Flow statement (Basel 2.5)	137
Risk-weighted assets: Flow statement	138

Liquidity, funding and related risks
Overview	139
Funding sources	140
Liquidity portfolio	141
Basel III liquidity ratios and other metrics	142

Credit risk
Introduction	143
Loans and related credit metrics	143
Debt securities	144
Derivatives	146

Market risk
Value-at-risk (VaR)	147
VaR non-trading portfolios	149

Country risk
Introduction	150
External environment	150
Country risk exposure	151
Summary tables	154

Risk and balance sheet management (continued)

Presentation of information
In the balance sheet, all assets of disposal groups are presented as a single line as required by IFRS. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented as permitted by IFRS.

General overview
The Group’s main risks are described on pages 81 to 85 of the Group’s 2012 Form 20-F. The following table defines and presents a summary of the key developments for each risk during the first half of 2013.

Risk type	Definition	H1 2013 summary
Capital adequacy risk	The risk that the Group has insufficient capital.
The Group continued to improve its capital position in 2013 with a Core Tier 1 ratio of 11.1%, an 80 basis point improvement during the first half of 2013. The Group remains on track to achieve a fully loaded CRR Core Tier 1 ratio of over 9% by the end of 2013.

Refer to pages 135 to 138 and Appendix 1.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
Liquidity and funding metrics strengthened even further during the first half of 2013 with short-term wholesale funding reducing by £4.9 billion to £36.7 billion, being covered more than four times by the liquidity portfolio of £157.6 billion. Liquidity coverage ratio and net stable funding ratio also improved.

Refer to pages 139 to 142 and Appendix 2.

Credit risk (including counterparty credit risk)	The risk that the Group will incur losses owing to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.
Loan impairment charges were 20% lower than H1 2012 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and the commercial real estate portfolios. Credit risk associated with legacy exposures continued to be reduced, with a further 16% decline in Non-Core loans. The Group also continued to make progress in reducing key credit concentration risk, with exposure to commercial real estate declining 6%. The shipping sector continues to be an area of focus for the Group.

Refer to pages 143 to 146 and Appendix 3.

Risk and balance sheet management (continued)

General overview (continued)

Risk type	Definition	H1 2013 summary
Market risk	The risk arising from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities.
The Group continued to reduce its risk exposures. While the average trading VaR for H1 2013 remained stable at £96 million compared with the 2012 full year average, the Group's average interest rate VaR decreased to £40 million, 36% lower than the 2012 full year average, reflecting continued de-risking by a number of Markets businesses.

Refer to pages 147 to 149 and Appendix 4.

Country risk	The risk of material losses arising from significant country-specific events.
The pace of sovereign downgrades gradually slowed in the first half of 2013. Balance sheet exposures to eurozone periphery countries at mid-2013 were approximately £58.6 billion (£18.9 billion of this outside Ireland), a modest 1% decline, as reduced exposures offset appreciation of the euro versus sterling. The funding mismatch was reduced to approximately £8.5 billion in Ireland, remained at £4 billion in Spain, and at modest levels in other periphery eurozone countries.

Refer to pages 150 to 155 and Appendix 5.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
Operational risk losses (including fraud losses) in H1 2013 were significantly lower than in H1 2012.

However, exposure to operational risk remains high due to the scale of change occurring across the Group (both structural and regulatory), macroeconomic stresses (e.g. eurozone distress) and other external threats such as e-crime.

Risk and balance sheet management (continued)

General overview (continued)

Risk type	Definition	H1 2013 summary
Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.
During H1 2013, the Group, along with the rest of the banking industry, continued to experience unprecedented levels of prospective changes to laws and regulations from national and supranational regulators. Particular areas of focus were: conduct regulation; prudential regulation (capital, liquidity, governance and risk management); treatment of systemically important entities (systemic capital surcharges and recovery and resolution planning); and structural reforms, with the UK’s Independent Commission on Banking proposals, the European Union’s Liikanen Group recommendations and the Dodd-Frank Act's "Volcker Rule" in the US. In response to these changes, the Group has further developed its operating model for the management of upstream risk and is reviewing its approach to change implementation.

Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
A management framework to enable the consistent identification, assessment and mitigation of conduct risk continues to be embedded in 2013. Awareness initiatives and targeted conduct risk training continues to be delivered to help drive understanding. These actions are designed to facilitate effective conduct risk management, and address any conduct shortcomings identified.

Reputational risk	The risk of brand damage and/or financial loss due to the failure to meet stakeholders’ expectations of the Group.
The Group has aligned its strategic ambition to serve customers well and to build a really good bank with the key expectations of its stakeholders, and strengthened the process to identify and manage the reputational concerns associated with the Group’s activities. There are still some legacy reputational issues to work through, but dealing with them in an open and direct manner is a necessary prerequisite to rebuilding the Group’s reputation.

Pension risk
The risk arising from the Group’s contractual liabilities to or with respect to its defined benefit pension schemes, as well as the risk that it will have to make additional contributions to such schemes.
The Group continued to focus on enhancing its pension risk management and modelling systems.

Risk and balance sheet management (continued)

Capital management

Introduction
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Capital ratios
The Group’s capital, risk-weighted assets (RWAs) and risk asset ratios, calculated in accordance with Prudential Regulation Authority (PRA) definitions, are set out below.
Current rules	30 June 2013	31 March 2013	31 December 2012
Capital	£bn	£bn	£bn

Core Tier 1	48.4	48.2	47.3
Tier 1	57.8	57.5	57.1
Total	68.8	69.0	66.8

RWAs by risk

Credit risk
- non-counterparty	315.7	320.8	323.2
- counterparty	40.2	44.4	48.0
Market risk	38.3	38.8	42.6
Operational risk	41.8	41.8	45.8

	436.0	445.8	459.6

Risk asset ratios	%	%	%

Core Tier 1	11.1	10.8	10.3
Tier 1	13.3	12.9	12.4
Total	15.8	15.5	14.5

Fully loaded CRR estimate (1)	30 June 2013	31 March 2013	31 December 2012

Common Equity Tier 1 capital	£41.2bn	£39.9bn	£38.1bn
RWAs	£471.0bn	£487.2bn	£494.6bn
Common Equity Tier 1 capital ratio	8.7%	8.2%	7.7%

Note:
(1)	See Appendix 1 for basis of preparation, detailed capital reconciliation and leverage ratios.

Key points
•
Core Tier 1 capital ratios, under current rules and fully loaded CRR basis, improved by 80 basis points and 100 basis points respectively from 31 December 2012. This reflected attributable profit, the favourable impact of currency movements on the capital base as well as a reduction in RWAs, the latter despite the impact of model changes which added £11 billion.

•
The RWA decreases were primarily in Non-Core (£14.1 billion) driven by disposals and run-off, and in Markets (£14.5 billion) as a result of lower operational, and market risk following focus on balance sheet and risk reduction.

Risk and balance sheet management (continued)

Capital management (continued)

Capital resources

Components of capital (Basel 2.5)
The Group’s regulatory capital resources in accordance with PRA definitions were as follows:

	30 June 2013	31 March 2013	31 December 2012
	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	69,183	70,633	68,678
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)
	63,891	65,341	63,386

Non-controlling interests
Non-controlling interests per balance sheet	475	532	1,770
Other adjustments to non-controlling interests for regulatory purposes	-	-	(1,367)
	475	532	403

Regulatory adjustments and deductions
Own credit	447	541	691
Defined benefit pension fund adjustment (1)	628	592	913
Unrealised losses on available-for-sale (AFS) debt securities	800	92	410
Unrealised gains on AFS equity shares	(86)	(82)	(63)
Cash flow hedging reserve	(491)	(1,635)	(1,666)
Other adjustments for regulatory purposes	(140)	(202)	(198)
Goodwill and other intangible assets	(13,997)	(13,928)	(13,545)
50% excess of expected losses over impairment provisions (net of tax)	(2,032)	(1,847)	(1,904)
50% of securitisation positions	(1,051)	(1,159)	(1,107)
	(15,922)	(17,628)	(16,469)

Core Tier 1 capital	48,444	48,245	47,320

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,112	1,113	1,054
Innovative/hybrid Tier 1 securities	4,427	4,410	4,125
	9,852	9,836	9,492

Tier 1 deductions
50% of material holdings (2)	(1,124)	(1,182)	(295)
Tax on excess of expected losses over impairment provisions	616	560	618
	(508)	(622)	323

Total Tier 1 capital	57,788	57,459	57,135

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Capital management: Capital resources: Components of capital (Basel 2.5) (continued)

	30 June 2013	31 March 2013	31 December 2012
	£m	£m	£m

Qualifying Tier 2 capital
Undated subordinated debt	2,136	2,197	2,194
Dated subordinated debt - net of amortisation	13,530	13,907	13,420
Unrealised gains on AFS equity shares	86	82	63
Collectively assessed impairment provisions	415	417	399
	16,167	16,603	16,076

Tier 2 deductions
50% of securitisation positions	(1,051)	(1,159)	(1,107)
50% excess of expected losses over impairment provisions	(2,648)	(2,407)	(2,522)
50% of material holdings (2)	(1,124)	(1,182)	(295)
	(4,823)	(4,748)	(3,924)

Total Tier 2 capital	11,344	11,855	12,152

Supervisory deductions
Unconsolidated investments
- Direct Line Group (2)	-	-	(2,081)
- Other investments	(39)	(39)	(162)
Other deductions	(271)	(232)	(244)

	(310)	(271)	(2,487)

Total regulatory capital	68,822	69,043	66,800

Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the first half of the year.
	Core Tier 1	Other Tier 1	Tier 2	Supervisory deductions	Total
	£m	£m	£m	£m	£m

At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable profit net of movements in fair value of own credit	291	-	-	-	291
Share capital and reserve movements in respect of employee share schemes	220	-	-	-	220
Foreign exchange reserve	1,293	-	-	-	1,293
Foreign exchange movements	-	263	794	-	1,057
Increase in non-controlling interests	72	-	-	-	72
(Increase)/decrease in capital deductions (2)	(72)	(831)	(899)	2,177	375
Increase in goodwill and intangibles	(452)	-	-	-	(452)
Defined benefit pension fund (1)	(285)	-	-	-	(285)
Dated subordinated debt issues	-	-	652	-	652
Dated subordinated debt maturities and redemptions	-	-	(1,421)	-	(1,421)
Other movements	57	97	66	-	220

At 30 June 2013	48,444	9,344	11,344	(310)	68,822

Notes:
(1)	The movement in defined benefit pension fund reflects a net contribution to the Main Scheme in the period.
(2)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.

Risk and balance sheet management (continued)

Capital management (continued)

Risk-weighted assets: Flow statement
The table below analyses movement in credit risk, market risk and operational risk RWAs by key drivers during the first half of the year.
	Credit risk		Market risk	Operational	Gross
	Non-counterparty	Counterparty		risk	RWAs
	£bn	£bn	£bn	£bn	£bn

At 1 January 2013	323.2	48.0	42.6	45.8	459.6
Business and market movements (1)	(15.1)	(7.8)	(4.1)	(4.0)	(31.0)
Disposals	(4.0)	-	-	-	(4.0)
Model changes (2)	11.6	-	(0.2)	-	11.4

At 30 June 2013	315.7	40.2	38.3	41.8	436.0

Notes:
(1)	Represents changes in book size, composition, position changes and market movements including foreign exchange impacts.
(2)	Refers to implementation of a new model or modification of an existing model after approval from the PRA and changes in model scope.

Key points
•	Credit risk model changes in 2013 included exposure at default treatment, continuation of commercial real estate slotting and loss given default changes to shipping portfolio.

•	Changes in market risk models related to incremental risk charge.

Risk and balance sheet management (continued)

Liquidity, funding and related risks
Liquidity risk is highly dependent on characteristics such as the maturity profile and composition of the Group’s assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Overview
●
Short-term wholesale funding excluding derivative collateral (STWF) fell by £4.9 billion to £36.7 billion, was maintained at 4% of the funded balance sheet and remained stable at 29% (31 December 2012 - 28%) of total wholesale funding. Net inter-bank funding at £6.0 billion was less than half the level of a year ago (30 June 2012 - £13.3 billion).

●
The Group’s liquidity portfolio increased in Q1 but was subsequently held flat at £157.6 billion in Q2. The liquidity portfolio continues to cover STWF by considerably more than the Group’s medium-term target of 1.5 times.

●
The Group’s loan:deposit ratio improved to 96% with the funding surplus increasing to £17.6 billion from £2.0 billion at the year end, with UK Retail and UK Corporate driving the improvement. Deposit growth in the Retail & Commercial businesses was £4.9 billion and loan reduction in Non-Core was £9.4 billion.

●	The Group repaid €5.0 billion of the European Central Bank Long Term Refinancing Operation funding in the half year, principally in Q2.

●
Liquidity metrics improved in the half year to 30 June 2013 reflecting ongoing balance sheet improvement. Stressed outflow coverage improved marginally to 136%. The liquidity coverage ratio, based on the Group’s interpretation of draft guidance, was maintained at above 100%; while the net stable funding ratio improved slightly to 120%.

●
During the first half of 2013 the Group successfully completed a number of public liability management exercises as part of its ongoing balance sheet management. In Q1 £2 billion of senior unsecured debt was bought back, with a further €1.5 billion secured debt in Q2. An additional $2.5 billion of Lower Tier 2 capital debt was bought back in July 2013.

●	The Group issued $1.0 billion Tier 2 capital debt in Q2 2013.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Funding sources
The table below shows the Group’s principal funding sources excluding repurchase agreements.

	30 June 2013			31 December 2012
	Less than 1 year	More than 1 year	Total	Less than 1 year	More than 1 year	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	22,176	-	22,176	28,585	-	28,585
other deposits	18,084	5,027	23,111	18,938	9,551	28,489

	40,260	5,027	45,287	47,523	9,551	57,074

Debt securities in issue
commercial paper	2,526	-	2,526	2,873	-	2,873
certificates of deposit	2,264	336	2,600	2,605	391	2,996
medium-term notes	12,013	43,129	55,142	13,019	53,584	66,603
covered bonds	185	9,140	9,325	1,038	9,101	10,139
securitisations	807	9,321	10,128	761	11,220	11,981

	17,795	61,926	79,721	20,296	74,296	94,592
Subordinated liabilities	857	25,681	26,538	2,351	24,951	27,302

Notes issued	18,652	87,607	106,259	22,647	99,247	121,894

Wholesale funding	58,912	92,634	151,546	70,170	108,798	178,968

Customer deposits
derivative cash collateral	8,179	-	8,179	7,949	-	7,949
other deposits	409,521	19,506	429,027	400,012	26,031	426,043

Total customer deposits	417,700	19,506	437,206	407,961	26,031	433,992

Total funding	476,612	112,140	588,752	478,131	134,829	612,960

The table below shows the Group’s wholesale funding by source.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans (3)	Net inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0
31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9
31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3

Notes:
(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative cash collateral.
(3)	Primarily short-term balances.

For analysis of deposits and repos and divisional analysis of loan deposit ratios refer to Appendix 2.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Liquidity portfolio
The table below analyses the Group’s liquidity portfolio by product and by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to loans, within secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Q2 2013	H1 2013
30 June 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	77,101	2,237	2,399	81,737	85,751	82,389
Central and local government bonds
AAA rated governments and US agencies	4,260	6,008	706	10,974	11,995	12,697
AA- to AA+ rated governments (2)	6,808	-	276	7,084	6,844	5,799
Below AA rated governments	-	-	248	248	252	236
Local government	-	-	79	79	159	312

	11,068	6,008	1,309	18,385	19,250	19,044
Treasury bills	650	-	-	650	665	704

Primary liquidity	88,819	8,245	3,708	100,772	105,666	102,137

Secondary liquidity	48,063	6,935	1,843	56,841	56,486	56,347

Total liquidity value	136,882	15,180	5,551	157,613	162,152	158,484

Total carrying value	168,006	22,223	7,988	198,217

31 December 2012					Q4 2012	FY 2012

Cash and balances at central banks	64,822	891	4,396	70,109	74,794	81,768
Central and local government bonds
AAA rated governments and US agencies	3,984	5,354	547	9,885	14,959	18,832
AA- to AA+ rated governments (2)	9,189	-	432	9,621	8,232	9,300
Below AA rated governments	-	-	206	206	438	596
Local government	-	-	979	979	989	2,244

	13,173	5,354	2,164	20,691	24,618	30,972
Treasury bills	750	-	-	750	750	202

Primary liquidity	78,745	6,245	6,560	91,550	100,162	112,942

Secondary liquidity	47,486	7,373	760	55,619	50,901	41,978

Total liquidity value	126,231	13,618	7,320	147,169	151,063	154,920

Total carrying value	157,574	20,524	9,844	187,942

Notes:
(1)
The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Co.  In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold locally managed portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Includes US government guaranteed and US government sponsored agencies.
(3)	Includes assets eligible for discounting at the Bank of England and other central banks.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Basel III liquidity ratios and other metrics
The table below sets out some of the key liquidity and related metrics monitored by the Group.

	30 June 2013	31 March 2013	31 December 2012
	%	%	%

Stressed outflow coverage (1)	136	134	128
Liquidity coverage ratio (LCR) (2)	>100	>100	>100
Net stable funding ratio (NSFR) (2)	120	119	117

Notes:
(1)
The Group’s liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in the Group’s Individual Liquidity Adequacy Assessment. Liquidity risk adequacy is determined by surplus of liquid assets over three months’ stressed outflows under the worst case stresses. This assessment is performed in accordance with PRA guidance.

(2)
The Group monitors the LCR and the NSFR in its internal reporting framework based on its current interpretation of the final rules. At present there is a broad range of interpretations on how to calculate these ratios due to the lack of a commonly agreed market standard and the ratios are subject to future issuances of technical standards from the European Banking Authority. This makes meaningful comparisons of the LCR and NSFR between institutions difficult.

Disclosures on the following aspects are included in Appendix 2:

●	Analysis of net stable funding ratio;

●	Retail & Commercial deposit maturity analysis;

●	Non-traded interest rate risk VaR;

●	Sensitivity of net interest income; and

●	Structural foreign currency exposures.

Risk and balance sheet management (continued)

Credit risk

Introduction
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division.
					Credit metrics
					REIL as a %
					of gross	Provisions	Year to date
	Gross loans to				loans to	as a %	Impairment	Amounts
	Banks	Customers	REIL	Provisions	customers	of REIL	charge	written-off
30 June 2013	£m	£m	£m	£m	%	%	£m	£m

UK Retail	870	112,192	4,289	2,481	3.8	58	169	300
UK Corporate	762	104,639	6,156	2,395	5.9	39	379	412
Wealth	1,412	17,117	276	107	1.6	39	7	8
International Banking	5,565	40,619	528	395	1.3	75	153	156
Ulster Bank	685	32,955	8,578	4,430	26.0	52	503	109
US Retail & Commercial	185	53,325	1,133	266	2.1	23	51	138

Retail & Commercial	9,479	360,847	20,960	10,074	5.8	48	1,262	1,123
Markets	16,135	28,236	365	283	1.3	78	(3)	32
Other	4,191	5,026	1	1	-	100	(1)	-

Core	29,805	394,109	21,326	10,358	5.4	49	1,258	1,155
Non-Core	610	47,179	20,857	11,395	44.2	55	903	968

Group	30,415	441,288	42,183	21,753	9.6	52	2,161	2,123

31 December 2012

UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Other	3,196	2,125	-	1	-	nm	1	-

Core	28,881	395,875	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121
Direct Line Group	2,036	881	-	-	-	-	-	-

Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

nm = not meaningful

See Appendix 3 for additional analysis of gross loans, REIL, provisions and impairment charge.

Risk and balance sheet management (continued)

Credit risk: Loans and related credit metrics (continued)

Key points
•
In the half year to 30 June 2013, REIL increased by £1.0 billion to £42.2 billion or 9.6% of total customer loans (31 December 2012 - £41.1 billion, 9.1%), due primarily to exchange rate movements. Increases of £1.0 billion in UIster Bank and £0.7 billion in UK Corporate were partly offset by decreases of £0.5 billion in Non-Core and £0.3 billion in Retail.

•	The annualised impairment charge for the period decreased by 19%, with most of this in the retail and commercial business.

•
UK Corporate REIL increased £0.7 billion or 13% mainly as a result of individual cases in the commercial real estate and shipping portfolios as credit conditions remain difficult in these sectors. Impairment charge on an annualised basis was down 9%, largely driven by lower collective provisions in the SME businesses.

•
The economic outlook in Ireland appears to be stabilising with key economic indicators suggesting a modest decline in the level of uncertainty. Ulster Bank Group credit metrics remain elevated with REIL increasing by £771 million excluding the impact of foreign exchange (including foreign exchange £1.6 billion). The increase is largely due to a technical classification adjustment on corporate loans, which will reverse as loan documentation is brought up to date. Impairments continue to outpace write-offs but showed a 26% decline on an annualised basis in Core and a 12% decline in Non-Core.

Debt securities: IFRS measurement classification by issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities, latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other financial institutions	Corporate	Total
	UK	US	Other
30 June 2013	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	8,222	11,881	25,159	1,774	21,499	2,014	70,549
Designated as at fair value	-	-	122	-	487	1	610
Available-for-sale (AFS)	6,671	16,573	12,554	6,071	21,225	147	63,241
Loans and receivables	4	-	7	326	3,276	218	3,831

Long positions	14,897	28,454	37,842	8,171	46,487	2,380	138,231

Of which US agencies	-	5,896	-	-	19,291	-	25,187

Short positions (HFT)	(2,019)	(8,557)	(12,718)	(979)	(2,010)	(635)	(26,918)

Available-for-sale (AFS)
Gross unrealised gains	433	606	675	58	592	8	2,372
Gross unrealised losses	-	(91)	(8)	(288)	(1,204)	(1)	(1,592)

Risk and balance sheet management (continued)

Credit risk: Debt securities: IFRS measurement classification by issuer (continued)

	Central and local government
	UK	US	Other	Banks	Other financial institutions	Corporate	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	7,692	17,349	27,195	2,243	21,876	2,015	78,370
Designated as at fair value	-	-	123	86	610	54	873
Available-for-sale (AFS)	9,774	19,046	16,155	8,861	23,890	3,167	80,893
Loans and receivables	5	-	-	365	3,728	390	4,488

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624

Of which US agencies	-	5,380	-	-	21,566	-	26,946

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)

Key points
•
HFT: The decrease in US government bonds reflects sales following increase in yields.  The decrease in other government bonds comprise reductions primarily in Japanese, French and Canadian bonds due to sales and maturities, partially offset by increased holding in Markets of German bonds (£2.2 billion).

•
AFS: A reduction of £7.2 billion relates to Direct Line Group, not included at 30 June 2013 as the Group ceded control in the first quarter. Other reductions include - Government securities £7.2 billion, primarily US, UK and Germany following sales as part of Group Treasury’s liquidity portfolio management. Reductions were also seen in banks (£1.2 billion) due to maturities and amortisations and other financial institutions (£2.1 billion), primarily US agency RMBS (£1.4 billion).

•
AFS gross unrealised gains and losses: £0.2 billion of the decrease relates to Direct Line Group. The remaining UK government decrease of £0.6 billion reflects exposure reduction and impact of rating downgrade. US government decrease of £0.6 billion also reflects exposure reduction as well as the impact of concerns over tapering of quantitative easing. A significant proportion of banks and financial institutions as well as ABS gross unrealised losses of £1.6 billion at 30 June 2013 relates to Group Treasury’s holding of Spanish covered bonds.

Risk and balance sheet management (continued)

Credit risk (continued)

Derivatives
The table below analyses the fair value of the Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

	30 June 2013							31 December 2012
	Notional (1)					Assets	Liabilities	Notional (1)	Assets	Liabilities
	GBP	USD	Euro	Other	Total
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	5,757	11,797	14,117	7,242	38,913	284,051	270,873	33,483	363,454	345,565
Exchange rate	416	2,558	936	1,932	5,842	76,633	83,446	4,698	63,067	70,481
Credit	3	328	97	26	454	9,215	8,583	553	11,005	10,353
Other (3)	12	42	30	17	101	3,795	7,147	111	4,392	7,941

						373,694	370,049		441,918	434,340
Counterparty mtm netting						(316,148)	(316,148)		(373,906)	(373,906)

						57,546	53,901		68,012	60,434
Cash collateral						(27,664)	(22,396)		(34,099)	(24,633)
Securities collateral						(5,300)	(5,319)		(5,616)	(8,264)

						24,582	26,186		28,297	27,537

Notes:
(1)
Includes exchange traded contracts of £2,317 billion (31 December 2012 - £2,497 billion), principally interest rate. Trades are generally closed out daily hence carrying values are insignificant (assets - £29 million (31 December 2012 - £41 million); liabilities - £235 million (31 December 2012 - £255 million).

(2)
Interest rate notional includes £22,206 billion (31 December 2012 - £15,864 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

(3)	Comprises equity and commodity derivatives.

Key points
•
Net exposure after taking into account position and collateral netting arrangements, decreased by 13% (liabilities decreased by 5%) due to lower derivative fair values, driven by upward shifts in interest rate yields and continued use of trade compression cycles. Sterling weakened against the US Dollar and Euro and resulted in increases in notionals and fair values.

•
Interest rate contracts decreased in the first half of 2013 due to significant upward shifts in major yield curves as fears of US Federal Reserve tapering of quantitative easing programme heightened. In addition, continued participation in trade compression cycles and offset relating to transactions with central counterparties reduced exposures. This was partially offset by higher trade volumes and exchange rate movements.

•	The increase in notional and fair value of exchange rate contracts reflected exchange rate movements, particularly on US Dollar denominated contracts. Trade volumes were also up.

•
The downward trend in credit derivatives notional and fair values primarily reflected increased use of trade compression cycles and novation of certain trades in Markets in line with the Group’s risk reduction strategy.  This was complemented by tightening of credit spreads in the US as optimism in the economy improved, partially offset by widening of credit spreads in Europe. The decrease was partially offset by exchange rate movements and increased trade volumes.

•	Reduction in equity contracts reflected market volatilities, sales and reduction in trade volumes.

For additional analysis of credit derivatives, refer to Appendix 3, page 17.

Risk and balance sheet management (continued)

Market risk

Value-at-risk (VaR)
For a description of the Group’s basis of measurement and methodologies, refer to pages 202 to 206 of the Group’s 2012 Form 20-F.

	Half year ended								Year ended
	30 June 2013				30 June 2012				31 December 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	40.3	30.3	78.2	24.6	66.3	58.7	95.7	43.6	62.6	75.6	95.7	40.8
Credit spread	72.9	57.9	86.8	55.8	75.7	50.2	94.9	44.9	69.2	74.1	94.9	44.9
Currency	11.2	9.3	20.6	4.6	12.6	10.9	21.3	8.2	10.3	7.6	21.3	2.6
Equity	6.8	4.8	12.8	4.2	6.3	6.2	12.5	3.3	6.0	3.9	12.5	1.7
Commodity	1.3	0.9	3.7	0.5	1.9	1.3	6.0	0.9	2.0	1.5	6.0	0.9
Diversification (1)		(23.4)				(45.3)				(55.4)

Total	96.4	79.8	118.8	69.5	103.4	82.0	137.0	66.5	97.3	107.3	137.0	66.5

Core	80.1	64.1	104.6	57.6	75.3	67.2	118.0	47.4	74.6	88.1	118.0	47.4
Non-Core	21.1	19.2	24.9	18.1	35.8	24.3	41.9	22.1	30.1	22.8	41.9	22.0

CEM (2)	68.9	57.4	85.4	55.1	78.2	75.8	84.2	73.3	78.5	84.9	86.0	71.7

Total (excluding CEM)	47.3	34.1	60.4	33.8	50.4	43.0	76.4	37.5	47.1	57.6	76.4	32.2

Notes:
(1)
The Group benefits from diversification, as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	For a description of counterparty exposure management (CEM) activities, refer to page 207 of the Group’s 2012 Form 20-F.

Risk and balance sheet management (continued)

Market risk: Value-at-risk (VaR) (continued)

Key points
•
The Group’s average and period end total and interest rate VaR were lower than for the same period last year reflecting de-risking by a number of Markets businesses and an extension in March 2013 by CEM of the scope of valuation adjustments captured in VaR. The decrease in interest rate VaR during H1 2013 also resulted in reduced diversification in the Group’s total VaR. The CEM VaR was also lower in H1 2013 as a result of these changes, while impact on the Group’s total, Core and Non-Core was less significant.

•
The period end credit spread VaR was lower than 31 December 2012. Towards the end of H1 2013 the credit spread VaR fell, as a number of Markets businesses reduced and repositioned their exposures following comments by the US Federal Reserve chairman which indicated a tapering of the Federal Reserve bond-buying programme this year.

Risk and balance sheet management (continued)

Market risk (continued)

VaR non-trading portfolios
The table below details VaR for the Group’s non-trading portfolios, which predominantly comprise available-for-sale portfolios in Markets, Non-Core and International Banking.

	Half year ended								Year ended
	30 June 2013				30 June 2012				31 December 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	2.8	2.4	4.8	1.9	8.4	6.0	10.7	6.0	6.9	4.5	10.7	4.1
Credit spread	10.0	11.0	13.3	6.7	12.6	9.1	15.4	9.1	10.5	8.8	15.4	7.3
Currency	1.4	1.3	2.8	1.2	3.5	3.5	4.5	3.2	3.0	1.3	4.5	1.3
Equity	0.2	0.2	0.3	0.1	1.8	1.6	1.9	1.6	1.7	0.3	1.9	0.3
Diversification (1)		(2.6)				(11.2)				(5.4)

Total	10.7	12.3	13.6	6.6	14.3	9.0	18.3	9.0	11.8	9.5	18.3	8.5

Core	9.5	11.3	12.7	5.7	14.0	9.0	19.0	8.9	11.3	7.5	19.0	7.1
Non-Core	2.9	2.2	3.4	2.1	2.2	1.7	2.6	1.6	2.5	3.4	3.6	1.6

CEM (2)	1.0	1.1	1.1	1.0	1.0	1.0	1.0	0.9	1.0	1.0	1.1	0.9

Total (excluding CEM)	10.3	12.2	13.3	6.3	14.1	9.0	17.8	9.0	11.5	9.4	17.8	8.2

Notes:
(1)
The Group benefits from diversification, as it reduces risk by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	For a description of counterparty exposure management (CEM) activities, refer to page 207 of the Group’s 2012 Form 20-F.
(3)	The table above excludes the structured credit portfolio and loans and receivables.

Key point
•
The Group’s total period end VaR was higher than 2012, as a result of changes in the call assumptions on certain Dutch residential mortgage-backed securities, which extended their weighted average life.

Risk and balance sheet management (continued)

Country risk

Introduction
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses.

External environment
Country risk trends presented a mixed picture in the first half of the year. The systemic crisis in the eurozone was contained despite risks crystallising in Cyprus, but emerging economies experienced growing headwinds linked to slowing growth, political pressures and global risk re-pricing. Taking account of these problems, the International Monetary Fund downgraded its forecast for global GDP growth in 2013 by 0.25% to approximately 3%.

The pause in the eurozone crisis generally held, though some of the smaller countries witnessed problems. The European Commission eased fiscal targets for a number of the most vulnerable economies, and rules on future lending to banks were agreed by the European Stability Mechanism. Financial sector risks eased as deposit growth returned and Spain continued its banking sector restructuring. Most periphery economies showed clear signs of rebalancing, with Ireland leading but Italy lagging.

In Cyprus, the bail-in of bank depositors with deposits over €100,000 underlined the increased risks to creditors in the event of new official loan programmes with similar bail-in terms elsewhere. Market worries over Portugal grew, reflecting a number of key resignations from the government as well as expectations of worsening recession and public debt problems.

The Japanese government and central bank undertook significant policy loosening in a major effort to boost growth and inflation. While early signs indicated improving confidence and increasing consumer spending, and the large depreciation of the yen is expected to help exports, the public debt stock continued to rise rapidly, posing substantial long-term risks.

Risk and balance sheet management (continued)

Country risk (continued)
Comments from the US Federal Reserve chairman regarding the timing of any reduction in quantitative easing resulted in a correction in global risk appetite in H1, with sovereign bond spreads for many emerging economies widening from May. Emerging markets equities as a whole saw significant net outflows for the period, while their currencies generally weakened against sterling.

Growth continued to slow in China, despite rapid credit expansion, reflecting the challenges of reducing the direct role the State plays in driving economic growth. Risks in the banking sector remained. A number of countries, including Turkey and Brazil, saw large demonstrations over infrastructure issues broaden into wider expressions of dissatisfaction, though these did not lead to country risk losses.

Country risk exposure
The tables that follow show the Group’s exposure by country of incorporation at 30 June 2013. Countries shown are those where the Group’s balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from Standard and Poor’s, Moody’s or Fitch at 30 June 2013, as well as selected eurozone countries. The exposures are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been put in place to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

For a description of the governance, monitoring and management of the Group’s country risk framework and definitions, refer to pages 213 and 214 of the Group’s 2012  Form 20-F.

Risk and balance sheet management (continued)

Country risk (continued)

Developments during H1 2013:
•
Sterling depreciated by 6.0% against the US dollar and by 4.7% against the euro. This resulted in exposures denominated in these currencies (and in other currencies linked to them) increasing in sterling terms.

•
Balance sheet and off-balance sheet exposure to most countries shown in the table on page 149 declined despite the depreciation of sterling, as the Group maintained a cautious stance and many clients reduced debt levels. Reductions were seen across all broad product categories. Non-Core lending exposure declined further in most countries as the Group continued to execute its disposals strategy, although adverse market conditions hampered the sale of certain asset classes in some countries.

•
Most of the Group’s country risk exposure is in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates and financial institutions), Markets (mostly derivatives and repos with financial institutions, and HFT debt securities), Ulster Bank (mostly lending exposure to corporates and consumers in Ireland) and Group Treasury (largely cash balances at central banks and AFS debt securities.

•
Total eurozone - Balance sheet exposure declined by £17.1 billion or 10% to £148.7 billion, caused by significant reductions in liquidity held with the Bundesbank, and in derivatives exposure to banks (notably in Germany, France and the Netherlands, and largely related to the sale of a part of the Group’s CDS positions - refer to below). These reductions reflected continued active exposure management by the Group and debt reduction efforts by bank clients.

•
Eurozone periphery - Balance sheet exposure decreased slightly to a combined £58.6 billion, a reduction of £0.5 billion or 1%, with small reductions in most countries, despite the appreciation of the euro against sterling.

	○	Group Treasury’s liquidity portfolio includes a portfolio of covered bonds or ‘cedulas’ issued by Spanish banks and other financial institutions.
○
Balance sheet exposure to Cyprus was broadly stable at £0.3 billion, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus, but with assets and cash flows largely elsewhere.

•
Japan - Exposure decreased by £5.8 billion (net HFT government bonds £3.1 billion, AFS government bonds £1.2 billion and derivatives to banks £1.6 billion), reflecting depreciation of the yen, lower trading flows and a reduction in the bond portfolio used as collateral.

•	India - Group exposure decreased by £0.6 billion during H1 2013, driven largely by reductions in exposure to banks and to the oil & gas and communications sectors.

•
China - Lending to banks increased by £0.7 billion, reflects increased customer demand in Q2 2013. Derivatives exposure to public sector entities increased by £0.2 billion, due to fluctuations in short-term hedging by bank clients.

Risk and balance sheet management (continued)

Country risk (continued)

Developments during H1 2013 (continued)
•
The Group holds net bought CDS protection on most of the countries shown in the table. Markets sold a significant part of its European CDS trading positions during Q2 to reduce risks and capital requirements in line with strategic plans. This resulted in major reductions in gross notional value of CDS bought and sold protection referencing corporates and other entities in eurozone countries. Net bought protection in terms of CDS notional less fair value, was also  reduced by £1.2 billion to £5.7 billion, with reductions particularly in France, the Netherlands and Germany.

•
The average credit quality of CDS bought protection counterparties deteriorated with the share of AQ1 counterparties falling by around 7%, largely the result of the sale of CDS positions during this period.

•
The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. The estimated funding mismatch at risk of redenomination at 30 June 2013 was £1.0 billion lower at £8.0 billion for Ireland and was unchanged at £4.5 billion  and £1.0 billion for Spain and Italy respectively. The net positions for Portugal, Greece and Cyprus were all minimal. These mismatches can fluctuate owing to volatility in trading book positions and changes in bond prices. For more information on redenomination risk considerations, refer to page 213 of the Group’s 2012 Form 20-F.

For additional analysis and commentary, refer to Appendix 5.

Risk and balance sheet management (continued)

Country risk: Summary tables
	30 June 2013
	Lending							Of which Non-Core	Debt securities			Balance sheet	Off- balance sheet	Total exposure	CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending			Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	116	88	519	18,062	18,452	37,279	9,586	642	1,531	225	39,677	2,997	42,674	(166)	13,957	8,190
Spain	-	-	15	6	3,918	341	4,280	2,723	5,942	1,426	-	11,648	1,782	13,430	(381)	4,709	3,627
Italy	-	22	148	256	1,298	24	1,748	858	1,622	2,133	-	5,503	2,141	7,644	(728)	8,470	431
Portugal	-	-	-	-	261	6	267	258	235	437	-	939	225	1,164	(231)	526	694
Greece	-	-	-	1	199	13	213	61	-	325	-	538	28	566	2	544	-
Cyprus	-	-	-	-	270	13	283	122	1	30	-	314	54	368	-	60	36

Germany	-	10,643	633	167	3,395	81	14,919	2,674	12,295	8,505	678	36,397	7,176	43,573	(958)	45,426	11,963
Netherlands	18	2,488	789	1,360	4,229	21	8,905	1,893	7,978	7,474	180	24,537	11,133	35,670	(1,020)	18,658	6,829
France	496	-	3,037	112	2,260	75	5,980	1,392	3,676	6,132	496	16,284	9,629	25,913	(1,642)	37,816	19,541
Luxembourg	-	17	95	973	1,717	3	2,805	930	111	1,512	542	4,970	2,717	7,687	(125)	2,960	6,145
Belgium	-	-	98	220	635	19	972	306	928	2,757	57	4,714	1,316	6,030	(228)	4,084	1,768
Other	105	-	27	46	739	17	934	88	865	1,323	28	3,150	1,177	4,327	(178)	4,844	1,658

Other countries
Japan	-	767	350	148	508	16	1,789	67	2,052	1,346	257	5,444	601	6,045	(97)	9,851	17,703
India	-	98	859	42	2,263	82	3,344	146	1,081	114	-	4,539	776	5,315	(49)	227	185
China	-	153	1,572	90	645	34	2,494	29	192	1,121	65	3,872	682	4,554	24	1,121	3,653
South Korea	-	1	510	44	612	1	1,168	-	390	376	178	2,112	663	2,775	137	671	1,506
Brazil	-	-	1,025	-	121	4	1,150	61	338	69	-	1,557	188	1,745	61	80	-
Turkey	102	80	78	97	927	26	1,310	190	144	99	-	1,553	340	1,893	(71)	130	662
Russia	-	34	725	3	368	34	1,164	48	157	29	-	1,350	329	1,679	(119)	29	13
Poland	-	96	4	17	624	6	747	29	324	37	-	1,108	603	1,711	(63)	55	-
Romania	19	175	11	-	312	320	837	832	197	3	-	1,037	98	1,135	(21)	3	-

Risk and balance sheet management (continued)

Country risk: Summary tables (continued)

	31 December 2012
	Lending							Of which Non-Core	Debt securities			Balance sheet	Off- balance sheet	Total exposure	CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending			Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	787	1,692	579	39,617	2,958	42,575	(137)	17,066	7,994
Spain	-	6	1	59	4,260	340	4,666	2,759	5,374	1,754	-	11,794	1,624	13,418	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	1,607	2,297	-	5,767	2,616	8,383	(492)	9,597	3
Portugal	-	-	-	-	336	7	343	251	215	514	-	1,072	258	1,330	(94)	618	26
Greece	-	7	-	1	179	14	201	68	1	360	-	562	27	589	(4)	623	-
Cyprus	-	-	-	2	274	15	291	121	4	35	-	330	47	377	-	54	15

Germany	-	20,018	660	460	3,756	83	24,977	2,817	12,763	9,476	323	47,539	7,294	54,833	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	8,447	9,089	354	25,746	11,473	37,219	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	5,823	7,422	450	19,317	9,460	28,777	(2,197)	44,920	14,324
Luxembourg	-	13	99	717	1,817	4	2,650	973	251	1,462	145	4,508	2,190	6,698	(306)	3,157	5,166
Belgium	-	-	186	249	414	22	871	368	1,408	3,140	50	5,469	1,308	6,777	(233)	4,961	1,256
Other	126	-	19	90	856	14	1,105	88	1,242	1,737	11	4,095	1,269	5,364	(194)	6,029	2,325

Other countries
Japan	-	832	315	193	319	15	1,674	123	6,438	2,883	199	11,194	622	11,816	(70)	13,269	16,350
India	-	100	1,021	48	2,628	106	3,903	170	1,074	64	-	5,041	914	5,955	(43)	167	108
China	2	183	829	48	585	29	1,676	33	262	903	94	2,935	739	3,674	50	903	3,833
South Korea	-	22	771	71	289	2	1,155	2	307	221	30	1,713	704	2,417	(60)	616	449
Brazil	-	-	950	-	125	3	1,078	60	596	73	-	1,747	189	1,936	393	85	-
Turkey	115	163	82	94	928	12	1,394	258	181	93	-	1,668	481	2,149	(36)	114	449
Russia	-	53	848	14	494	55	1,464	56	409	23	-	1,896	391	2,287	(254)	23	-
Poland	-	164	-	16	536	6	722	26	289	36	-	1,047	802	1,849	(84)	54	29
Romania	20	65	9	2	347	331	774	773	315	3	-	1,092	80	1,172	(12)	3	-

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 459 to 471 of the 2012 Form 20-F (the 2012 Form 20-F), however the operational, legal and regulatory landscape in which the Group operates has continued to evolve since the 2012  Form 20-F was approved. In particular, set out in further detail below in the Summary of our Principal Risks and Uncertainties, the Group has identified a new risk, namely arising from the on-going review with HM Treasury into separating the Group into “good” and “bad” banks.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The summary should be read in conjunction with the Risk and balance sheet management section on pages 66 to 252 of the 2012 Form 20-F, which also includes a fuller description of these and other risk factors.

●
The Group’s businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

●
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

●
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

●
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s implementation of the final recommendations of the Independent Commission on Banking’s final report on competition and structural reforms in the UK banking industry the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations.

●
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

Risk factors (continued)

●
As a result of the UK Government’s majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

●
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

●
The Group’s ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk.

●	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

●	Operational and reputational risks are inherent in the Group’s businesses.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Risk factors (continued)

The Group is also subject to the following new risk factor.

Options to accelerate the potential divestment by HM Treasury of its stake in the Group, including separation of the Group into “good” and “bad” banks, are currently under review and uncertainty remains as to the Group’s future structure and organisation
In June 2013, responding to a recommendation by the UK Parliamentary Commission on Standards in Banking, the Chancellor of the Exchequer announced that the Government would be reviewing the case for splitting the Group into a ‘good bank’ and a ‘bad bank’. This review is being conducted by HM Treasury with external professional support and will look at a broad range of the Group’s assets. HM Treasury’s advisors are expected to report by the end of September and a decision on the creation of a ‘bad bank’ is expected in the autumn of 2013. The outcome of the review is far from certain and if a ‘good bank/bad bank’ strategy were to be adopted, then depending on the nature and scope of the exercise, several hurdles might have to be met before such a separation could take place. These may or may not include the need for shareholder approval and further consultation with the European Commission. Any such restructuring would be complex and lengthy and require significant management time and resources. Until the outcome of the review is known, the Group’s future structure and organisation remains uncertain. Such uncertainty could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The risk factor entitled, “The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government’s credit ratings” is also revised to reflect that at 30 June 2013, a simultaneous one notch long-term and associated short term downgrade in the credit ratings of RBSG and The Royal Bank of Scotland plc by the three main ratings agencies would have required the Group to post estimated additional collateral of £13 billion, without taking account of mitigating action by management.

Additional information

Share information
	30 June 2013	31 March 2013	31 December 2012

Ordinary share price	273.5p	275.5p	324.5p

Number of ordinary shares in issue	6,121m	6,108m	6,071m

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 30 June 2013.

As at 30 June 2013
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,121
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

6,632
Retained income and other reserves	62,551

Owners’ equity	69,183

Group indebtedness
Subordinated liabilities	26,538
Debt securities in issue	79,721

Total indebtedness	106,259

Total capitalisation and indebtedness	175,442

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 30 June 2013 buybacks of debt securities net of issuances totaled £2,019 million.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 June 2013.

Additional information (continued)

Other financial data
	Half year ended 30 June 2013(5)	Year ended 31 December
		2012	2011	2010	2009	2008

Return on average total assets (1)	0.08%	(0.42%)	(0.13%)	(0.07%)	(0.18%)	(1.19%)
Return on average ordinary and B shareholders’ equity (2)	1.7%	(8.9%)	(2.9%)	(0.7%)	(7.2%)	(50.1%)
Average owners’ equity as a percentage of average total assets	5.3%	5.1%	4.9%	4.6%	2.8%	2.9%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	1.35	0.29	0.87	0.97	0.73	0.02
- excluding interest on deposits	2.55	(2.94)	(0.17)	0.67	(0.44)	(8.06)
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	1.42	0.30	0.87	0.98	0.78	0.02
- excluding interest on deposits	3.34	(3.71)	(0.17)	0.78	(0.66)	(10.06)

Notes:
(1)	Return on average total assets represents profit/(loss) attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents profit/(loss) attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(3)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)
The earnings for the years ended 31 December 2012, 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 were £5,453 million, £1,190 million, £278 million, £3,951 million and £27,051 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2012, 2011, 2010, 2009 and 2008 were £5,165 million, £1,190 million, £154 million, £3,016 million and £26,455 million, respectively

(5)	Based on unaudited numbers.

Appendix 1

Capital and leverage ratios

Appendix 1 Capital and leverage ratios

Contents
CRR capital estimate	2
CRR leverage estimate	6

1

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate
A reconciliation between the accounting capital as published in the interim financial statements and the Capital Requirements Regulations (CRR) capital position is set out below.

Although the CRR text has been finalised, the related technical standards are still draft. The finalisation of these could have a material impact in a number of areas such as the scope of the deduction for insignificant financial holdings.

The ‘year 1 transitional basis’ applies the rules as if 2013 was year 1 of the transition period. The full basis shows the same calculation based on a complete implementation of CRR. This is based on the Group’s current interpretation of the final text of the CRR, as published on 27 June 2013, and the draft regulatory technical standards.

Instruments which do not include a call option and an incentive to redeem will be grandfathered. Instruments which have a call option and an incentive to redeem will generally be grandfathered until their effective maturity (first call date). Instruments which are not eligible for grandfathering are excluded.

In the first year of transition, the regulatory adjustments will be calculated under the new rules. The CRR deductions are determined by applying the transitional percentage (20% in year 1). The residual balance will be deducted according to the current rules, except where the PRA has specified a different treatment.

	30 June 2013			31 December 2012
	Current basis	Transitional basis	Full basis	Current basis	Transitional basis	Full basis

Core Tier 1 capital	£48,444m	£54,821m	£41,045m	£47,320m	£53,963m	£37,908m
RWAs (1)	£436bn	£471bn	£471bn	£460bn	£495bn	£495bn
Core Tier 1 ratio	11.1%	11.6%	8.7%	10.3%	10.9%	7.7%

Key points
•
Refinements to interpretations and re-assessments on the treatment of the nominal value of the B shares post transition, deferred tax assets and incurred CVA have resulted in the increase in the CRR end point capital base.

•	The reduction in RWAs under current rules is due to continued Non-Core run-off and the strategic reshaping of the Markets business. Under CRR rules, corporate SME lending attracts a lower weighting.

2

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

	30 June 2013			31 December 2012
	Current basis	Transitional basis	Full basis	Current basis	Transitional basis	Full basis
	£m	£m	£m	£m	£m	£m

Common Equity Tier 1 (CET1) capital: instruments and reserves
Capital instruments and the related share premium accounts
- Ordinary shares	31,584	31,584	31,584	30,864	30,864	30,864
- B shares (1)	510	510	510	510	510	-
Retained earnings including current year loss	11,105	11,105	11,105	10,596	10,596	10,596
Accumulated other comprehensive income	25,984	25,984	25,984	26,160	26,160	26,160

Less innovative issues moved to Additional Tier 1 (AT1) capital	(979)	(979)	(979)	(431)	(431)	(431)
Less preference shares moved to AT1 capital	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)

Non-controlling interests per accounting balance sheet	475	380	-	2,318	2,318	2,318
Less innovative issues moved to AT1 capital	-	-	-	(548)	(548)	(548)
Less minority interest deconsolidated	-	-	-	(1,367)	(1,367)	(1,770)
Minority interests allowable	475	380	-	403	403	-

Common Equity Tier 1 (before regulatory adjustments)	64,366	64,271	63,891	63,789	63,789	62,876

Common Equity Tier 1: regulatory adjustments
Additional value adjustments (2)	-	(267)	(267)	-	(310)	(310)
Intangible assets (net of related tax liability)	(13,997)	(2,811)	(14,053)	(13,545)	-	(13,956)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (3)	-	(261)	(2,606)	-	(323)	(3,231)
Fair value reserves related to gains or losses on cash flow hedges	(491)	(491)	(491)	(1,666)	(1,666)	(1,666)
Excess of expected loss over impairment provisions (4)	(2,032)	(1,099)	(5,496)	(1,904)	-	(6,154)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing (5)	447	400	208	691	691	493
Defined benefit pension fund assets	628	(141)	(141)	913	(144)	(144)
Exposure amount which qualify for a risk-weighting of 1,250%, where the institution opts for the deduction alternative (securitisation positions)	(1,051)	-	-	(1,107)	-	-
Regulatory adjustments relating to unrealised gains and losses	714	714	-	346	346	-
Of which:
- unrealised losses on AFS debt	800	800	-	409	409	-
- unrealised gains on AFS equity	(86)	(86)	-	(63)	(63)	-
Other adjustments for regulatory purposes	(140)	-	-	(197)	-	-
Qualifying AT1 deductions that exceed the AT1 capital (6)	-	(5,494)	-	-	(8,420)	-

Common Equity Tier 1 (total regulatory adjustments)	(15,922)	(9,450)	(22,846)	(16,469)	(9,826)	(24,968)

Common Equity Tier 1 capital (7)	48,444	54,821	41,045	47,320	53,963	37,908

For the notes to this table refer to page 5.

3

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

	30 June 2013			31 December 2012
	Current basis	Transitional basis	Full basis	Current basis	Transitional basis	Full basis
	£m	£m	£m	£m	£m	£m

Additional Tier 1 capital: instruments
Capital instruments and related share premium accounts	5,123	-	-	5,075	-	-
Qualifying Tier 1 capital and the related share premium accounts subject to phase out from AT1	4,427	4,448	-	4,125	4,571	-
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties (subject to phase out £3,695 million)	302	3,498	-	292	4,042	-

Additional Tier 1 capital (before regulatory adjustments)	9,852	7,946	-	9,492	8,613	-

Additional Tier 1: regulatory adjustments
Deductions from AT1 capital during the transitional period	-	(13,440)	-	-	(17,033)	-
Of which:
- intangible assets	-	(11,242)	-	-	(13,956)	-
- excess of expected loss over impairment provisions	-	(2,198)	-	-	(3,077)	-
Other Basel II regulatory adjustments	(508)	-	-	323	-	-

Additional Tier 1 (total regulatory adjustments)	(508)	(13,440)	-	323	(17,033)	-

Additional Tier 1 capital	9,344	(5,494)	-	9,815	(8,420)	-

Qualifying AT1 deductions that exceed the AT1 capital (6)	-	5,494	-	-	8,420	-

Tier 1 capital (8)	57,788	54,821	41,045	57,135	53,963	37,908

Tier 2 capital: instruments and provisions
Capital instruments and the related share premium accounts	15,666	-	-	15,614	-	-
Qualifying items and the related share premium	-	1,015	5,071	-	2,774	7,292
Qualifying own funds instruments issued by subsidiaries and held by third parties	-	13,441	10,229	-	12,605	5,185
Unrealised gains on AFS equity shares	86	-	-	63	-	-
Credit risk adjustments	415	415	415	399	399	399

Tier 2 capital (before regulatory adjustments)	16,167	14,871	15,715	16,076	15,778	12,876

Tier 2 regulatory adjustments
Residual amounts deducted during the transitional period - excess of expected loss over impairment provisions	-	(2,198)	-	-	(3,077)	-
Other Basel II regulatory adjustments	(4,823)	-	-	(3,924)	-	-

Tier 2 (total regulatory adjustments)	(4,823)	(2,198)	-	(3,924)	(3,077)	-

Tier 2 capital	11,344	12,673	15,715	12,152	12,701	12,876

Total deductions	(310)	-	-	(2,487)	-	-

Total capital	68,822	67,494	56,760	66,800	66,664	50,784
For the notes to this table refer to page 5.

4

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

Flow statement (CRR)
The table below analyses the movement in Common Equity Tier 1, Other Tier 1 and Tier 2 capital during the first half of the year.

	Common Equity Tier 1	Tier 2	Total
	£m	£m	£m

At 1 January 2013	37,908	12,876	50,784
Attributable profit net of movements in fair value of own credit	250	-	250
Share capital and reserve movements in respect of employee share schemes	220	-	220
Nominal value of B shares	510	-	510
Available for sale reserve	(368)	-	(368)
Foreign exchange reserve	1,293	-	1,293
Foreign exchange movements	-	794	794
Increase in goodwill and intangibles	(97)	-	(97)
Deferred tax asset	625	-	625
Excess of expected loss over impairment provisions	658	-	658
Grandfathered instruments under CRR text	-	2,748	2,748
Dated subordinated debt issues	-	652	652
Dated subordinated debt maturities and redemptions	-	(1,421)	(1,421)
Other movements	46	66	112

At 30 June 2013	41,045	15,715	56,760

Notes:
General:
Estimates, including RWAs, are based on the current interpretation, expectations, and understanding of the proposed CRR requirements, anticipated compliance with all necessary enhancements to model calibration and other refinements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR impact may differ from these estimates due to the finalisation of the technical standards and interpretive issues, for example the eligibly of counterparties that qualify for exemption when applying the credit valuation adjustment (CVA) volatility charge.

Capital base:
(1)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(2)
The additional valuation adjustment, arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full in the year one transition in line with the guidance from the PRA. This uses methodology agreed with the PRA pending the issue of the final Regulatory Technical Standards (RTS) by the European Banking Authority.

(3)
The PRA requires firms to take a CET1 deduction in the year one transition equal to 10% of the deferred tax assets (DTAs) which do not relate to temporary differences. The netting of deferred tax liabilities against DTAs reflects our interpretation of the final CRR text.

(4)	In our current interpretation of the CRR final rules, we have assumed that incurred CVA will be counted as eligible provisions in the determination of the deduction for expected losses.
(5)
The deduction for the valuation adjustment for own credit risk for derivative liabilities (the debit valuation adjustment) is assumed to transition on the same basis as other regulatory adjustments (20% in year one of transition).

(6)
Where the deductions from AT1 capital exceed the amount of AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in the year 1 transition is due to the application of the current rules to the transitional amounts.

(7)
The fully loaded CRD IV Core Tier 1 capital ratio as reported in the Capital management section on page 130 of the Group’s Interim Results 2013 is based on Core Tier 1 capital of £41.2 billion assuming full divestment of Direct Line Group.

(8)
Should the regulatory technical standard relating to maturity restrictions on hedging be implemented without amendment, the fully loaded Tier 1 capital position would reduce by approximately £1.5 billion for insignificant investments based on our estimate of current positions. The Group has already announced its intention to exit the equities businesses as part of Markets strategic change; this will reduce positions to the extent that no deduction will be required. However there could be a modest short-term impact on the Group’s transitional ratio.

5

Appendix 1 Capital and leverage ratios (continued)

CRR capital estimate (continued)

Notes (continued)
Risk weighted assets:
(1)	Current securitisation positions are shown as RWAs risk weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and CCPs.
(3)	RWAs assume implementation of the full IMM model suite, that existing waivers will continue and includes methodology changes that take effect immediately on CRR implementation
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the CVA volatility charges.
(5)	The CRR final text includes a reduction in the risk weight relating to SMEs

CRR leverage estimate
The Group monitors and reports an internationally recognised leverage definition (assets/equity) based on funded tangible assets (total assets minus derivatives and intangible assets) divided by qualifying regulatory Tier 1 capital.

The Basel III agreement introduced a leverage ratio as a non-risk-based backstop limit intended to supplement the risk-based capital requirements. It aims to constrain the build up of excess of leverage in the banking sector, introducing additional safeguards against model risk and measurement errors.

The FPC on 19 March 2013 required the PRA to take steps to ensure that the major UK banks would hold resources equivalent to at least 7% of RWAs by the end 2013 after reflecting adjustments recommended by FPC. The PRA statement of 20 June 2013, relating to the FPC’s capital shortfall exercise, indicated that meeting the 7% RWA capital standard will be sufficient for leverage ratios to be no less than 3%. The Group’s estimated leverage ratios under both the CRR and Basel III texts are above 3%.

The PRA has requested that UK banks publish a leverage ratio based on:
●	Tier 1 capital as set out in the final CRR text

●
Exposure measure calculated using the December 2010 Basel III text; further specificity being sourced from the instructions in the July 2012 Quantitative Impact Study and the related Frequently Asked Questions

6

Appendix 1 Capital and leverage ratios (continued)

CRR leverage estimate (continued)
The leverage ratios based on both the final CRR text and the basis requested by the PRA are set out below.

	30 June 2013				31 December 2012
Leverage ratio	Exposure £bn	Tier 1 capital £bn	Leverage	Leverage %	Exposure £bn	Tier 1 capital £bn	Leverage	Leverage %

Assets/equity basis:
Tier 1 leverage ratio	828.5	57.8	14x	7.0	856.9	57.1	15x	6.7
Tangible equity leverage ratio (1)	828.5	49.9	17x	6.0	856.9	49.8	17x	5.8

CRR basis:
Transitional measure	1,193.4	54.6	22x	4.6	1,205.2	54.0	22x	4.5
Full end point measure (excluding grandfathering)	1,191.1	41.0	29x	3.4	1,202.3	37.9	32x	3.1
Adjusted end point measure (including grandfathering) (2)	1,191.1	50.9	23x	4.3	1,202.3	48.0	25x	4.0

Basel III basis:
Transitional measure	1,223.3	54.6	22x	4.5	1,225.8	54.0	23x	4.4
Full end point measure (excluding grandfathering)	1,221.0	41.0	29x	3.4	1,222.9	37.9	32x	3.1
Adjusted end point measure (including grandfathering) (2)	1,221.0	50.9	24x	4.2	1,222.9	48.0	25x	3.9

Notes:
(1)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(2)	Basel III adjusted Tier 1 capital includes grandfathered ineligible capital instruments.

Key point
•
Both the CRR and Basel III end point leverage ratios have improved by 30 basis points to 3.4%, primarily reflecting the increase in Common Equity Tier 1 capital base from £38 billion to £41 billion as highlighted on pages 2 and 3.

7

Appendix 1 Capital and leverage ratios (continued)

CRR leverage estimate (continued)
	30 June 2013			31 December 2012
Exposure measure	Assets/ equity basis £bn	Pro forma CRR leverage £bn	Pro forma Basel III leverage £bn	Assets/ equity basis £bn	Pro forma CRR leverage £bn	Pro forma Basel III leverage £bn

Cash and balances at central banks	89.6	89.6	89.6	79.3	79.3	79.3
Debt securities	138.2	138.2	138.2	157.4	157.4	157.4
Equity shares	11.4	11.4	11.4	15.2	15.2	15.2
Derivatives	373.7	373.7	373.7	441.9	441.9	441.9
Loans and advances to banks and customers	449.0	449.0	449.0	459.3	459.3	459.3
Reverse repurchase agreements and stock borrowing	99.3	99.3	99.3	104.8	104.8	104.8
Assets of disposal groups	1.3	1.3	1.3	14.0	14.0	14.0
Goodwill and intangible assets	14.0	14.0	14.0	13.5	13.5	13.5
Other assets	39.7	39.7	39.7	26.9	26.9	26.9

Total assets	1,216.2	1,216.2	1,216.2	1,312.3	1,312.3	1,312.3

Netting:
- Derivatives		(279.5)	(279.5)		(340.4)	(340.4)
- Securities financing transactions (SFTs) (1)		(82.2)	(50.7)		(75.3)	(52.5)
Exclude derivatives	(373.7)			(441.9)
Regulatory deductions and other adjustments (2)	(14.0)	(3.8)	(3.8)	(13.5)	(14.9)	(14.9)

Adjusted total tangible assets	828.5			856.9

Potential future exposure on derivatives (3)		150.1	148.5		133.1	130.9
Undrawn commitments		190.3	190.3		187.5	187.5

End point leverage exposure measure		1,191.1	1,221.0		1,202.3	1,222.9
Transitional adjustments to assets deducted from regulatory Tier 1 capital		2.3	2.3		2.9	2.9

Transitional leverage exposure measure		1,193.4	1,223.3		1,205.2	1,225.8

Notes:
(1)
Under Basel III view, the balance sheet value is reduced for allowable netting under the Basel II framework (excluding cross-product netting) which mainly relates to cash positions under a master netting agreement. In the CRR calculation, the balance sheet value is replaced with the related regulatory exposure value which allows netting of both cash positions and  related collateral of SFTs.

(2)
Regulatory deductions: to ensure consistency between the numerator and the denominator, items that are deducted from capital are also deducted from total assets (comprising goodwill and intangibles £14.1 billion (31 December 2012 - £13.5 billion), deferred tax assets £2.6 billion (31 December 2012 - £3.2 billion), additional valuation adjustment £0.3 billion and cash flow hedge reserves £0.5 billion (31 December 2012 - £1.7 billion)). Other adjustments reflect the difference between the scope of the regulatory consolidation and the consolidation for financial reporting.

(3)
Potential future exposure on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type of instrument and the residual maturity of the contract to the nominal amounts or underlying values of derivative contracts.

8

Appendix 1 Capital and leverage ratios (continued)

CRR leverage estimate (continued)
Undrawn commitments represent regulatory add-on relating to off-balance sheet undrawn commitments based on a 10% credit conversion factor (CCF) for unconditionally cancellable commitments and 100% of other commitments. Off-balance sheet items comprise:

	UK Retail	UK Corporate	Wealth	International Banking (1)	Ulster Bank	US Retail & Commercial	Markets	Total
30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (after application of 10% CCF)	3.1	0.4	0.1	0.7	0.2	1.9	-	6.4
Undrawn commitments	9.3	33.6	5.3	104.3	2.2	17.4	11.8	183.9

	12.4	34.0	5.4	105.0	2.4	19.3	11.8	190.3

31 December 2012

Unconditionally cancellable items (after application of 10% CCF)	3.3	0.5	0.1	0.8	0.2	1.8	-	6.7
Undrawn commitments	9.6	33.9	4.7	102.6	2.1	15.6	12.3	180.8

	12.9	34.4	4.8	103.4	2.3	17.4	12.3	187.5

Note:
(1)	International Banking facilities are primarily undrawn facilities to large multinational corporations, many of which are domiciled in the UK.

9

Appendix 2

Funding and related risks

Appendix 2 Funding and related risks

Contents
Funding sources	2
Deposits and repos	2
Divisional loan:deposit ratios and funding surplus	2
Net stable funding ratio (NSFR)	4
Retail & Commercial deposit maturity analysis	5
Encumbrance	5
Non-traded interest rate risk	8
Value-at-risk	8
Sensitivity of net interest income	9
Currency risk: Structural foreign currency exposures	10

1

Appendix 2 Funding and related risks (continued)

Funding sources

Deposits and repos
The table below shows the composition of the Group’s deposits and repos.

	30 June 2013		31 December 2012
	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m

Financial institutions
- central and other banks	45,287	34,419	57,074	44,332
- other financial institutions	57,639	88,329	64,237	86,968
Personal and corporate deposits	379,567	992	369,755	1,072

	482,493	123,740	491,066	132,372

£164 billion or 38% of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation scheme and other similar schemes. Of the personal and corporate deposits above, 51% related to personal customers.

Divisional loan:deposit ratios and funding surplus
The table below shows divisional loans, deposits, loan:deposit ratios (LDR) and customer funding surplus.
	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 June 2013	£m	£m	%	£m

UK Retail	109,711	111,559	98	1,848
UK Corporate	102,244	126,234	81	23,990
Wealth	17,010	38,885	44	21,875
International Banking	40,231	46,019	87	5,788
Ulster Bank	28,525	23,143	123	(5,382)
US Retail & Commercial	53,059	60,116	88	7,057

Retail & Commercial	350,780	405,956	86	55,176
Markets	28,028	26,418	106	(1,610)
Other	5,025	2,044	246	(2,981)

Core	383,833	434,418	88	50,585
Non-Core	35,785	2,788	nm	(32,997)

Group	419,618	437,206	96	17,588

nm = not meaningful

For the notes to this table refer to the following page.

2

Appendix 2 Funding and related risks (continued)

Funding sources: Divisional loan:deposit ratios and funding surplus (continued)

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2012	£m	£m	%	£m

UK Retail	110,970	107,633	103	(3,337)
UK Corporate	104,593	127,070	82	22,477
Wealth	16,965	38,910	44	21,945
International Banking	39,500	46,172	86	6,672
Ulster Bank	28,742	22,059	130	(6,683)
US Retail & Commercial	50,986	59,164	86	8,178
Conduits (4)	2,458	-	-	(2,458)

Retail & Commercial	354,214	401,008	88	46,794
Markets	29,589	26,346	112	(3,243)
Other	2,123	3,340	64	1,217

Core	385,926	430,694	90	44,768
Non-Core	45,144	3,298	nm	(41,846)
Direct Line Group	881	-	-	(881)

Group	431,951	433,992	100	2,041

nm = not meaningful

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing and net of impairment provisions.
(2)	Excludes repurchase agreements and stock lending.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately as they were funded by commercial paper issuance until the end of Q3 2012.

3

Appendix 2 Funding and related risks (continued)

Net stable funding ratio (NSFR)
The table below shows the composition of the Group’s NSFR, estimated by applying the Basel III guidance issued in December 2010. The Group’s NSFR will continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	30 June 2013		31 December 2012
		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	70	70	70	70	100
Wholesale funding > 1 year	93	93	109	109	100
Wholesale funding < 1 year	59	-	70	-	-
Derivatives	370	-	434	-	-
Repurchase agreements	124	-	132	-	-
Deposits
- retail and SME - more stable	209	188	203	183	90
- retail and SME - less stable	70	56	66	53	80
- other	158	79	164	82	50
Other (2)	63	-	64	-	-

Total liabilities and equity	1,216	486	1,312	497

Cash	90	-	79	-	-
Inter-bank lending	30	-	29	-	-
Debt securities > 1 year
- governments AAA to AA-	58	3	64	3	5
- other eligible bonds	43	9	48	10	20
- other bonds	18	18	19	19	100
Debt securities < 1 year	19	-	26	-	-
Derivatives	374	-	442	-	-
Reverse repurchase agreements	99	-	105	-	-
Customer loans and advances > 1 year
- residential mortgages	138	90	145	94	65
- other	121	121	136	136	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	85
- other	142	71	131	66	50
Other (3)	66	66	70	70	100

Total assets	1,216	393	1,312	413
Undrawn commitments	217	11	216	11	5

Total assets and undrawn commitments	1,433	404	1,528	424

Net stable funding ratio		120%		117%

Notes:
(1)	Available stable funding.
(2)	Deferred tax and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point
•
NSFR improved by 300 basis points in the first half of the year. Reduction in long-term wholesale funding of £16 billion was primarily driven by Markets, complimented by a decrease in funding requirements, as a result of a reduction in long-term lending principally within Non-Core.

4

Appendix 2 Funding and related risks (continued)

Retail & Commercial deposit maturity analysis
The table below shows the contractual and behavioural maturity analysis of Retail & Commercial customer deposits.

	Less than 1 year	1-5 years	More than 5 years	Total
30 June 2013	£bn	£bn	£bn	£bn

Contractual maturity	391	15	-	406
Behavioural maturity	141	217	48	406

31 December 2012

Contractual maturity	380	20	1	401
Behavioural maturity	145	219	37	401

Key points
●
The contractual maturity of balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly through short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive customer base, and across a wide geographic network.

●
In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which whilst may be repayable on demand or at short notice, have demonstrated very stable characteristics even in periods of acute stress such as those experienced in 2008.

Encumbrance
Refer to page 110 of the Group’s 2012 annual report on Form 20-F for further details of the Group’s approach to encumbrance.

The Group’s encumbrance ratios are set out below.
Encumbrance ratios	30 June 2013%	31 December 2012%

Total	18	18
Excluding balances relating to derivative transactions	21	22
Excluding balances relating to derivative and securities financing transactions	12	13

Key points
●	Unencumbered financial assets covered unsecured liabilities excluding derivatives by 79%.

●	The Group’s encumbrance ratio remained stable at 18%.

●	c.30% of the Group’s residential mortgage portfolio was encumbered at 30 June 2013, unchanged from 31 December 2012.

5

Appendix 2 Funding and related risks (continued)

Encumbrance (continued)

Assets (financial) encumbrance
	Encumbered assets relating to:
	Debt securities in issue		Other secured liabilities			Total encumbered assets	Encumbered assets as a % of related assets	Unencumbered		Total
	Securitisations and conduits	Covered bonds	Derivatives	Repos	Secured deposits			Liquidity portfolio	Other
30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn		£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	81.7	7.9	89.6
Loans and advances to banks (1)	6.3	0.9	13.2	-	-	20.4	67	-	9.9	30.3
Loans and advances to customers (1)
- UK residential mortgages	15.5	15.2	-	-	-	30.7	28	60.7	17.4	108.8
- Irish residential mortgages	10.9	-	-	-	1.2	12.1	77	-	3.7	15.8
- US residential mortgages	-	-	-	-	2.1	2.1	10	11.9	7.8	21.8
- UK credit cards	3.1	-	-	-	-	3.1	44	-	4.0	7.1
- UK personal loans	4.2	-	-	-	-	4.2	51	-	4.0	8.2
- other	16.6	-	20.1	-	2.1	38.8	15	3.0	216.1	257.9
Debt securities	1.6	-	5.3	80.5	10.5	97.9	71	20.9	19.4	138.2
Equity shares	-	-	0.7	6.4	-	7.1	62	-	4.3	11.4
Settlement balances	-	-	-	-	-	-	-	-	18.0	18.0

	58.2	16.1	39.3	86.9	15.9	216.4		178.2	312.5	707.1
Own asset securitisations								20.0

Total liquidity portfolio								198.2

Liabilities secured
Intra-Group - used for secondary liquidity	20.0	-	-	-	-	20.0
Intra-Group - other	21.6	-	-	-	-	21.6
Third-party (2)	10.1	9.3	53.9	123.7	14.7	211.7

	51.7	9.3	53.9	123.7	14.7	253.3

Total assets						1,216
Total assets excluding derivatives						843
Total assets excluding derivatives and reverse repos						743
Total liabilities excluding secured liabilities and derivatives						619

For the notes to this table refer to the following page.

6

Appendix 2 Funding and related risks (continued)

Encumbrance: Assets (financial) encumbrance (continued)

	Encumbered assets relating to:
	Debt securities in issue		Other secured liabilities			Total encumbered assets	Encumbered assets as a % of related assets	Unencumbered		Total
	Securitisations and conduits	Covered bonds	Derivatives	Repos	Secured deposits			Liquidity portfolio	Other
31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn		£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	70.2	9.1	79.3
Loans and advances to banks (1)	5.3	0.5	12.8	-	-	18.6	59	-	12.7	31.3
Loans and advances to customers (1)
- UK residential mortgages	16.4	16.0	-	-	-	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	-	-	-	1.8	12.4	81	-	2.9	15.3
- US residential mortgages	-	-	-	-	-	-	-	7.6	14.1	21.7
- UK credit cards	3.0	-	-	-	-	3.0	44	-	3.8	6.8
- UK personal loans	4.7	-	-	-	-	4.7	41	-	6.8	11.5
- other	20.7	-	22.5	-	0.8	44.0	16	6.5	217.1	267.6
Debt securities	1.0	-	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	-	-	0.7	6.8	-	7.5	49	-	7.7	15.2
Settlement balances and other financial assets	-	-	-	-	-	-	-	-	6.7	6.7

	61.7	16.5	44.3	98.0	17.8	238.3		165.3	325.5	792.1
Own asset securitisations								22.6

Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary liquidity	22.6	-	-	-	-	22.6
Intra-Group - other	23.9	-	-	-	-	23.9
Third-party (2)	12.0	10.1	60.4	132.4	15.3	230.2

	58.5	10.1	60.4	132.4	15.3	276.7

Total assets						1,312
Total assets excluding derivatives						870
Total assets excluding derivatives and reverse repos						766
Total liabilities excluding secured liabilities and derivatives						638

Notes:
(1)	Excludes reverse repos.
(2)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

7

Appendix 2 Funding and related risks (continued)

Non-traded interest rate risk
Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

Methodology relating to interest rate risk are unchanged from the year end and are set out on page 112 of the Group’s 2012 Form 20-F.

Value-at-risk
VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures. VaR relating to interest rate risk in the banking book for the Group’s Retail & Commercial banking activities at 99% confidence level and currency analysis at period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2013	40	33	50	30
31 December 2012	46	21	65	20

	30 June 2013 £m	31 December 2012 £m

Euro	10	19
Sterling	23	17
US dollar	34	15
Other	3	4

Key point
•	The average interest rate exposure in the first half of 2013 was lower than H2 2012. This reflected the change in VaR methodology in November 2012.

8

Appendix 2 Funding and related risks (continued)

Non-traded interest rate risk (continued)

Sensitivity of net interest income
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year. The reported sensitivity will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

	Euro	Sterling	US dollar	Other	Total
30 June 2013	£m	£m	£m	£m	£m

+ 100 basis points shift in yield curves	16	360	114	32	522
– 100 basis points shift in yield curves	(13)	(273)	(54)	(24)	(364)
Bear steepener					228
Bull flattener					(63)

31 December 2012

+ 100 basis points shift in yield curves	(29)	472	119	27	589
– 100 basis points shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

Key points
•	The Group’s interest rate exposure remains asset sensitive, in that rising rates have a positive impact on net interest margins.

•	The primary contributors to asset sensitivity relate to underlying business pricing assumptions and assumptions in respect of the risk of early repayment of consumer loans and deposits.

•	The impact of the steepening and flattening scenarios is largely driven by the reinvestment of net free reserves.

9

Appendix 2 Funding and related risks (continued)

Currency risk: Structural foreign currency exposures
The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group’s structural foreign currency exposures.

	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
30 June 2013	£m	£m	£m	£m	£m	£m	£m

US dollar	18,114	-	18,114	(1,845)	16,269	(4,146)	12,123
Euro	9,428	19	9,409	(193)	9,216	(2,287)	6,929
Other non-sterling	4,836	380	4,456	(3,538)	918	-	918

	32,378	399	31,979	(5,576)	26,403	(6,433)	19,970

31 December 2012

US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	-	897

	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

Note:
(1)	Economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points
•	The Group’s structural foreign currency exposure at 30 June 2013 was £26.4 billion and £20.0 billion before and after economic hedges respectively (31 December 2012 - £24.0 billion and £17.9 billion).

•
Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currency against sterling would result in a gain of £1.4 billion (31 December 2012 - £1.3 billion) in equity, while a 5% weakening would result in a loss of £1.3 billion (31 December 2012 - £1.1 billion) in equity.

10

Appendix 3

Credit risk

Appendix 3 Credit risk

Contents
Financial assets	2
Exposure summary	2
Sector concentration	3
Asset quality	7
Debt securities	13
AFS reserves by issuer	13
Ratings	13
Asset-backed securities	14
Equity shares	15
Credit derivatives	17
Problem debt management	18
Wholesale renegotiations	18
Retail forbearance	20
Loans, REIL, provisions and impairments	23
- Sector and geographical regional analyses	23
- REIL flow statement	29
- Impairment provisions flow statement	31
- Impairment charge analysis	34
Key loan portfolios	36
Commercial real estate	36
Residential mortgages	42
Interest only retail loans	47
Ulster Bank Group (Core and Non-Core)	51
Credit risk assets	55
Asset quality	56
Sector and geographical region analyses	58

1

Appendix 3 Credit risk (continued)

Financial assets

Exposure summary
The table below analyses the Group’s financial asset exposures, both gross and net of offset arrangements.

	Gross exposure	IFRS offset (1)	Carrying value	Non-IFRS offset (2)	Exposure post offset
30 June 2013	£m	£m	£m	£m	£m

Cash and balances at central banks	89,620	-	89,620	-	89,620
Reverse repos (3)	154,730	(55,447)	99,283	(19,090)	80,193
Lending (4)	451,389	(1,439)	449,950	(32,612)	417,338
Debt securities	138,231	-	138,231	-	138,231
Equity shares	11,431	-	11,431	-	11,431
Derivatives (5)	672,659	(298,965)	373,694	(343,812)	29,882
Settlement balances	25,834	(7,868)	17,966	(2,785)	15,181

Total	1,543,894	(363,719)	1,180,175	(398,299)	781,876
Short positions	(27,979)	-	(27,979)	-	(27,979)

Net of short positions	1,515,915	(363,719)	1,152,196	(398,299)	753,897

31 December 2012

Cash and balances at central banks	79,308	-	79,308	-	79,308
Reverse repos	143,207	(38,377)	104,830	(17,439)	87,391
Lending (4)	464,691	(1,460)	463,231	(34,941)	428,290
Debt securities	164,624	-	164,624	-	164,624
Equity shares	15,237	-	15,237	-	15,237
Derivatives (5)	815,394	(373,476)	441,918	(408,004)	33,914
Settlement balances	8,197	(2,456)	5,741	(1,760)	3,981
Other financial assets	924	-	924	-	924

Total	1,691,582	(415,769)	1,275,813	(462,144)	813,669
Short positions	(27,591)	-	(27,591)	-	(27,591)

Net of short positions	1,663,991	(415,769)	1,248,222	(462,144)	786,078

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amounts by which the Group’s credit risk is reduced through arrangements such as master netting agreements and cash management pooling. In addition, the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group also obtains collateral in the form of securities relating to reverse repo and derivative transactions.

(3)	Securities received as collateral for reverse repos were £99.3 billion (31 December 2012 - £104.7 billion).
(4)
Lending: non-IFRS offset includes cash collateral posted against derivative liabilities of £22.4 billion (31 December 2012 - £24.6 billion) and cash management pooling of £10.2 billion, (31 December 2012 - £10.3 billion).

(5)	Derivatives: non-IFRS offset includes cash collateral received against derivative assets of £27.7 billion (31 December 2012 - £34.1 billion).

2

Appendix 3 Credit risk (continued)

Financial assets (continued)

Sector concentration
The table below analyses financial assets by sector.

		Reverse repos	Lending			Derivatives	Other financial assets	Balance sheet value	Offset	Exposure post offset (1)
				Securities
				Debt	Equity
	30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Central and local government	1,562	9,745	81,193	-	5,102	1,133	98,735	(5,173)	93,562
Financial institutions	- banks (2)	37,540	30,415	8,171	1,188	270,323	89,620	437,257	(275,920)	161,337
	- other (3)	59,986	38,518	46,487	2,762	81,859	15,761	245,373	(104,091)	141,282
Personal	- mortgages	-	150,103	-	-	-	-	150,103	-	150,103
	- unsecured	-	29,139	-	-	-	8	29,147	-	29,147
	Property	-	68,132	442	393	3,903	-	72,870	(1,189)	71,681
	Construction	-	7,722	27	108	667	11	8,535	(1,533)	7,002
	Manufacturing	171	22,622	358	2,548	1,682	156	27,537	(2,475)	25,062
	Finance leases and instalment credit	-	14,734	1	2	33	-	14,770	(1)	14,769
	Retail, wholesale and repairs	-	21,668	218	640	797	30	23,353	(1,752)	21,601
	Transport and storage	-	19,109	999	129	2,778	430	23,445	(1,093)	22,352
	Health, education and leisure	-	16,812	67	137	769	335	18,120	(939)	17,181
	Hotels and restaurants	-	8,069	25	88	365	-	8,547	(207)	8,340
	Utilities	-	6,415	330	901	2,645	-	10,291	(1,869)	8,422
	Other	24	28,500	472	2,640	2,771	102	34,509	(2,057)	32,452

	Total gross of provisions	99,283	471,703	138,790	11,536	373,694	107,586	1,202,592	(398,299)	804,293
	Provisions	-	(21,753)	(559)	(105)	-	-	(22,417)	n/a	(22,417)

	Total	99,283	449,950	138,231	11,431	373,694	107,586	1,180,175	(398,299)	781,876

For the notes to this table refer to the following page.

3

Appendix 3 Credit risk (continued)

Financial assets: Sector concentration (continued)

		Reverse repos	Lending			Derivatives	Other financial assets	Balance sheet value	Offset	Exposure post offset (1)
				Securities
				Debt	Equity
	31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Central and Government	441	9,853	97,339	-	5,791	591	114,015	(5,151)	108,864
Financial institutions	- banks (2)	34,783	31,394	11,555	1,643	335,521	79,308	494,204	(341,103)	153,101
	- other (3)	69,256	42,198	50,104	2,672	80,817	5,591	250,638	(97,589)	153,049
Personal	- mortgages	-	149,625	-	-	-	-	149,625	-	149,625
	- unsecured	-	32,212	-	-	-	4	32,216	-	32,216
	Property	-	72,219	774	318	4,118	-	77,429	(1,333)	76,096
	Construction	-	8,049	17	264	820	-	9,150	(1,687)	7,463
	Manufacturing	326	23,787	836	1,639	1,759	144	28,491	(3,775)	24,716
	Finance leases and instalment credit	-	13,609	82	1	13	-	13,705	-	13,705
	Retail, wholesale and repairs	-	21,936	461	1,807	914	41	25,159	(1,785)	23,374
	Transport and storage	-	18,341	659	382	3,397	2	22,781	(3,240)	19,541
	Health, education and leisure	-	16,705	314	554	904	59	18,536	(964)	17,572
	Hotels and restaurants	-	7,877	144	51	493	11	8,576	(348)	8,228
	Utilities	-	6,631	1,311	638	3,170	50	11,800	(2,766)	9,034
	Other	24	30,057	1,886	5,380	4,201	172	41,720	(2,403)	39,317

	Total gross of provisions	104,830	484,493	165,482	15,349	441,918	85,973	1,298,045	(462,144)	835,901
	Provisions	-	(21,262)	(858)	(112)	-	-	(22,232)	n/a	(22,232)

	Total	104,830	463,231	164,624	15,237	441,918	85,973	1,275,813	(462,144)	813,669

Notes:
(1)
This shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)	Financial institutions - banks includes £89.6 billion (31 December 2012 - £79.3 billion) relating to cash and balances at central banks.
(3)	Loans made by the Group's consolidated conduits to asset owning companies are included within Financial institutions - other.

4

Appendix 3 Credit risk (continued)

Financial assets: Sector concentration (continued)

Key points
•
Financial asset exposures after offset decreased by £32 billion or 4% to £782 billion, reflecting the Group’s focus on reducing its funded balance sheet, primarily through ongoing sales and run-off in Non-Core and downsizing of Markets.

•
Reductions across securities (debt: £26 billion; equity: £4 billion), lending (£11 billion), reverse repos (£7 billion) and derivatives (£4 billion) were partially offset by higher cash holdings (£10 billion) and settlement balances (£11 billion). Conditions in the financial markets and the Group’s continued focus on risk appetite and sector concentration resulted in the trends seen.

•
Exposures to central and local governments decreased by £15 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as some risk reduction in respect of eurozone exposures. The Group’s portfolio comprises exposures to central governments and sub-sovereigns such as local authorities, primarily in the Group’s key markets in the UK, Western Europe and the US.

•
Exposure to financial institutions was £4 billion lower, with decreases of £24 billion across securities, loans and derivatives, driven by economy-wide subdued activity being partially offset by increased higher cash holdings and settlement balances.

○
The banking sector is one of the largest in the Group’s portfolio. The sector is well diversified geographically and by exposure with derivative exposures being largely collateralised. Exposures to banks increased by £8 billion during the year, primarily due to higher cash placings with central banks, primarily the Bank of England, the US Federal Reserve, the European Central Bank and other Eurozone central banks.

○
Exposure to other financial institutions is spread across a wide range of financial companies including insurance, securitisation vehicles, financial intermediaries including broker dealers and central counterparties (CCPs), financial guarantors - monolines and CDPCs - and funds (unleveraged, hedge and leveraged funds). The portfolio decreased by £12 billion. Entities in this sector remain vulnerable to market shocks or contagion from the banking sector.

•
The Group’s exposure to property and construction sector decreased by £5 billion, principally in commercial real estate lending. The majority of the Group’s Core commercial real estate property exposure is within UK Corporate (72%).

•	Retail, wholesale and repairs sector decreased by £2 billion, reflecting de-leveraging of customers in the retail sector.

•
Air and land transport and storage exposure increased by £3 billion. Asset-backed loans to ocean-going vessels was broadly unchanged at £10.5 billion. The downturn in the shipping sector continued in 2013, with an oversupply of vessels and lower charter rates. At 30 June 2013, £1.0 billion (31 December 2012 - £0.7 billion) of loans were included in risk elements in lending with an associated provision of £0.2 billion and impairment charge was less than £100 million for H1 2013.

5

Appendix 3 Credit risk (continued)

Financial assets: Sector concentration (continued)

Key points (continued)
•	In lending:
	○	UK Retail’s lending to homeowners decreased by £0.5 billion, as new business was constrained due to the re-training of mortgage advisors. Unsecured lending balances also fell.
	○	UK Corporate lending decreased by £2.4 billion, as business demand for credit remains weak.
○
Non-Core continued to make significant progress on its balance sheet strategy by reducing  lending by £9 billion across all sectors, principally property and construction, within which commercial real estate lending decreased by £3.2 billion principally reflecting run-off (£2.6 billion).

For a discussion on debt securities and derivatives, see pages 13 and 17 respectively.

6

Appendix 3 Credit risk (continued)

Financial assets (continued)

Asset quality: Group
The table below analyses the Group’s financial assets excluding debt securities by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 13.

	Cash and balances at central banks	Loans and advances								Settlement balances and other financial assets
		Banks				Customers					Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	88,366	11,143	3,101	5,768	20,012	33,670	11,486	36,434	81,590	7,566	85,799	63,238	7,603	354,174
AQ2	-	4,167	6,114	607	10,888	1,020	1,832	11,452	14,304	452	92,159	20,823	3,851	142,477
AQ3	934	5,603	2,294	4,053	11,950	3,518	4,491	39,937	47,946	3,150	120,941	27,789	8,220	220,930
AQ4	192	13,153	1,485	5,154	19,792	11,649	1,810	91,186	104,645	3,600	53,762	37,768	5,230	224,989
AQ5	128	2,061	186	920	3,167	9,910	434	89,828	100,172	1,452	16,409	29,525	2,315	153,168
AQ6	-	1,407	16	233	1,656	100	41	41,076	41,217	195	1,754	14,319	1,262	60,403
AQ7	-	6	-	144	150	1,859	29	31,816	33,704	10	1,525	16,958	1,013	53,360
AQ8	-	-	-	112	112	-	7	9,728	9,735	40	171	5,490	150	15,698
AQ9	-	-	-	132	132	-	12	17,500	17,512	13	930	1,726	230	20,543
AQ10	-	-	-	-	-	17	-	669	686	10	244	626	163	1,729
Past due	-	-	-	1	1	-	-	13,632	13,632	331	-	-	-	13,964
Impaired	-	-	-	95	95	-	-	37,888	37,888	1,147	-	-	-	39,130
Impairment provision	-	-	-	(83)	(83)	-	-	(21,670)	(21,670)	-	-	-	-	(21,753)

	89,620	37,540	13,196	17,136	67,872	61,743	20,142	399,476	481,361	17,966	373,694	218,262	30,037	1,278,812

Note:
(1)
Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan to value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

7

Appendix 3 Credit risk (continued)

Financial assets: Asset quality: Group (continued)

	Cash and balances at central banks	Loans and advances								Settlement balances and other financial assets
		Banks				Customers					Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,039	17,806	3,713	10,913	32,432	42,963	15,022	39,734	97,719	2,671	100,652	63,785	8,113	383,411
AQ2	12	3,556	4,566	526	8,648	710	704	13,101	14,515	185	108,733	20,333	2,810	155,236
AQ3	1,156	5,703	2,241	2,757	10,701	2,886	3,917	25,252	32,055	539	152,810	23,727	7,431	228,419
AQ4	100	6,251	1,761	2,734	10,746	14,079	2,144	104,060	120,283	1,202	58,705	40,196	5,736	236,968
AQ5	-	1,183	469	787	2,439	8,163	679	92,147	100,989	659	13,244	28,165	2,598	148,094
AQ6	-	282	39	357	678	86	50	40,096	40,232	73	2,175	13,854	1,380	58,392
AQ7	-	2	-	236	238	1,133	12	36,223	37,368	191	3,205	19,219	1,275	61,496
AQ8	-	-	-	68	68	4	2	12,812	12,818	8	262	5,688	185	19,029
AQ9	1	-	-	93	93	23	7	17,431	17,461	137	1,360	1,363	95	20,510
AQ10	-	-	-	-	-	-	-	807	807	1	772	1,454	238	3,272
Past due	-	-	-	-	-	-	249	10,285	10,534	999	-	-	-	11,533
Impaired	-	-	-	134	134	-	-	38,365	38,365	-	-	-	-	38,499
Impairment provision	-	-	-	(114)	(114)	-	-	(21,148)	(21,148)	-	-	-	-	(21,262)

	79,308	34,783	12,789	18,491	66,063	70,047	22,786	409,165	501,998	6,665	441,918	217,784	29,861	1,343,597

8

Appendix 3 Credit risk (continued)

Financial assets: Asset quality: Core

	Cash and balances at central banks	Loans and advances								Settlement balances and other financial assets
		Banks				Customers					Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	88,323	11,143	3,101	5,700	19,944	33,670	11,486	31,205	76,361	7,566	85,261	62,777	7,563	347,795
AQ2	-	4,167	6,114	602	10,883	1,020	1,832	10,761	13,613	452	91,572	20,682	3,809	141,011
AQ3	934	5,603	2,294	3,823	11,720	3,518	4,491	37,568	45,577	3,150	120,410	27,658	8,216	217,665
AQ4	192	13,153	1,485	5,013	19,651	11,649	1,810	86,674	100,133	3,600	53,043	37,290	4,930	218,839
AQ5	-	2,061	186	914	3,161	9,910	434	85,373	95,717	1,452	15,390	29,155	2,211	147,086
AQ6	-	1,407	16	196	1,619	100	41	38,394	38,535	195	1,215	13,804	1,186	56,554
AQ7	-	6	-	108	114	1,859	29	28,979	30,867	10	1,096	16,706	738	49,531
AQ8	-	-	-	29	29	-	7	9,163	9,170	40	161	5,439	146	14,985
AQ9	-	-	-	129	129	-	12	14,963	14,975	13	728	1,390	200	17,435
AQ10	-	-	-	-	-	-	-	591	591	10	210	376	80	1,267
Past due	-	-	-	1	1	-	-	12,370	12,370	331	-	-	-	12,702
Impaired	-	-	-	94	94	-	-	17,926	17,926	1,147	-	-	-	19,167
Impairment provision	-	-	-	(82)	(82)	-	-	(10,276)	(10,276)	-	-	-	-	(10,358)

	89,449	37,540	13,196	16,527	67,263	61,726	20,142	363,691	445,559	17,966	369,086	215,277	29,079	1,233,679

9

Appendix 3 Credit risk (continued)

Financial assets:  Asset quality: Core (continued)

	Cash and balances at central banks	Loans and advances								Settlement balances and other financial assets
		Banks (1)				Customers (2)					Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	78,003	17,806	3,708	8,495	30,009	42,963	15,022	32,256	90,241	2,671	99,882	62,440	7,822	371,068
AQ2	12	3,556	4,566	514	8,636	710	704	10,551	11,965	185	108,107	20,207	2,792	151,904
AQ3	1,046	5,703	2,241	2,738	10,682	2,886	3,917	21,688	28,491	539	152,462	23,392	7,419	224,031
AQ4	100	6,251	1,761	2,729	10,741	14,079	2,144	99,771	115,994	1,202	57,650	39,832	5,648	231,167
AQ5	-	1,183	469	785	2,437	8,163	679	86,581	95,423	659	12,082	27,501	2,508	140,610
AQ6	-	282	39	356	677	86	50	36,891	37,027	73	1,476	13,140	1,353	53,746
AQ7	-	2	-	186	188	1,133	12	32,032	33,177	191	2,536	17,824	949	54,865
AQ8	-	-	-	68	68	4	2	10,731	10,737	8	247	5,607	146	16,813
AQ9	1	-	-	93	93	-	7	14,958	14,965	137	979	1,088	93	17,356
AQ10	-	-	-	-	-	-	-	684	684	1	448	832	149	2,114
Past due	-	-	-	-	-	-	249	9,528	9,777	991	-	-	-	10,768
Impaired	-	-	-	133	133	-	-	17,418	17,418	-	-	-	-	17,551
Impairment provision	-	-	-	(113)	(113)	-	-	(9,949)	(9,949)	-	-	-	-	(10,062)

	79,162	34,783	12,784	15,984	63,551	70,024	22,786	363,140	455,950	6,657	435,869	211,863	28,879	1,281,931

Notes:
(1)	Core, Non-Core split excludes £2,036 million of loans to banks in relation to Direct Line Group.
(2)	Core, Non-Core split excludes £881 million of loans to customers in relation to Direct Line Group.

10

Appendix 3 Credit risk (continued)

Financial assets: Asset quality: Non-Core

	Cash and balances at central banks	Loans and advances								Settlement balances and other financial assets
		Banks				Customers					Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	43	-	-	68	68	-	-	5,229	5,229	-	538	461	40	6,379
AQ2	-	-	-	5	5	-	-	691	691	-	587	141	42	1,466
AQ3	-	-	-	230	230	-	-	2,369	2,369	-	531	131	4	3,265
AQ4	-	-	-	141	141	-	-	4,512	4,512	-	719	478	300	6,150
AQ5	128	-	-	6	6	-	-	4,455	4,455	-	1,019	370	104	6,082
AQ6	-	-	-	37	37	-	-	2,682	2,682	-	539	515	76	3,849
AQ7	-	-	-	36	36	-	-	2,837	2,837	-	429	252	275	3,829
AQ8	-	-	-	83	83	-	-	565	565	-	10	51	4	713
AQ9	-	-	-	3	3	-	-	2,537	2,537	-	202	336	30	3,108
AQ10	-	-	-	-	-	17	-	78	95	-	34	250	83	462
Past due	-	-	-	-	-	-	-	1,262	1,262	-	-	-	-	1,262
Impaired	-	-	-	1	1	-	-	19,962	19,962	-	-	-	-	19,963
Impairment provision	-	-	-	(1)	(1)	-	-	(11,394)	(11,394)	-	-	-	-	(11,395)

	171	-	-	609	609	17	-	35,785	35,802	-	4,608	2,985	958	45,133

11

Appendix 3 Credit risk (continued)

Financial assets:  Asset quality: Non-Core (continued)

	Cash and balances at central banks	Loans and advances								Settlement balances and other financial assets
		Banks (1)				Customers (2)					Derivatives	Commitments	Contingent liabilities	Total
		Reverse repos	Derivative cash collateral	Other	Total	Reverse repos	Derivative cash collateral	Other	Total
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AQ1	36	-	-	394	394	-	-	7,466	7,466	-	770	1,345	291	10,302
AQ2	-	-	-	5	5	-	-	2,550	2,550	-	626	126	18	3,325
AQ3	110	-	-	19	19	-	-	3,564	3,564	-	348	335	12	4,388
AQ4	-	-	-	5	5	-	-	4,289	4,289	-	1,055	364	88	5,801
AQ5	-	-	-	2	2	-	-	4,718	4,718	-	1,162	664	90	6,636
AQ6	-	-	-	1	1	-	-	3,205	3,205	-	699	714	27	4,646
AQ7	-	-	-	50	50	-	-	4,191	4,191	-	669	1,395	326	6,631
AQ8	-	-	-	-	-	-	-	2,081	2,081	-	15	81	39	2,216
AQ9	-	-	-	-	-	23	-	2,452	2,475	-	381	275	2	3,133
AQ10	-	-	-	-	-	-	-	123	123	-	324	622	89	1,158
Past due	-	-	-	-	-	-	-	757	757	8	-	-	-	765
Impaired	-	-	-	1	1	-	-	20,947	20,947	-	-	-	-	20,948
Impairment provision	-	-	-	(1)	(1)	-	-	(11,199)	(11,199)	-	-	-	-	(11,200)

	146	-	-	476	476	23	-	45,144	45,167	8	6,049	5,921	982	58,749

For the notes on this table refer to page 10.

12

Appendix 3 Credit risk (continued)

Debt securities
The table below analyses available-for-sale (AFS) debt securities and related reserves, gross of tax.

	30 June 2013				31 December 2012
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
AFS reserves by issuer	£m	£m	£m	£m	£m	£m	£m	£m

Government (2)	6,671	16,573	12,554	35,798	9,774	19,046	16,155	44,975
Banks	353	96	5,622	6,071	1,085	357	7,419	8,861
Other financial institutions	2,760	8,763	9,702	21,225	2,861	10,613	10,416	23,890
Corporate	27	-	120	147	1,318	719	1,130	3,167

Total	9,811	25,432	27,998	63,241	15,038	30,735	35,120	80,893

Of which ABS (3)	2,920	12,931	12,680	28,531	3,558	14,209	12,976	30,743

AFS reserves (gross)	197	188	(982)	(597)	667	763	(1,277)	153

Notes:
(1)	Includes eurozone countries as detailed in Appendix 5 Country risk.
(2)	Includes central and local government.
(3)	Asset-backed securities.

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Total	Of which ABS
	UK	US	Other
30 June 2013	£m	£m	£m	£m	£m	£m	£m	%	£m

AAA	-	26	17,493	1,411	9,852	60	28,842	21	9,386
AA to AA+	14,897	28,392	6,208	217	25,439	293	75,446	55	27,271
A to AA-	-	35	7,113	1,467	2,685	135	11,435	8	2,450
BBB- to A-	-	-	6,311	4,614	4,318	939	16,182	12	7,480
Non-investment grade	-	-	717	243	3,069	652	4,681	3	2,898
Unrated	-	1	-	219	1,124	301	1,645	1	933

	14,897	28,454	37,842	8,171	46,487	2,380	138,231	100	50,418

31 December 2012

AAA	17,471	31	17,167	2,304	11,502	174	48,649	30	10,758
AA to AA+	-	36,357	7,424	1,144	26,403	750	72,078	44	28,775
A to AA-	-	6	11,707	2,930	3,338	1,976	19,957	12	2,897
BBB- to A-	-	-	6,245	4,430	4,217	1,643	16,535	10	7,394
Non-investment grade	-	-	928	439	3,103	614	5,084	3	2,674
Unrated	-	1	2	308	1,541	469	2,321	1	1,087

	17,471	36,395	43,473	11,555	50,104	5,626	164,624	100	53,585

Key points
•	AAA rated debt securities decreased as the UK was downgraded from AAA to AA+ during the first half of the year and also reflected the Group’s reduced holding of debt securities.

•	The decrease in holdings of debt securities rated A to AA- was primarily driven by a reduction in Japanese bonds.

•	Non-investment grade and unrated debt securities accounted for 5% of the portfolio.

13

Appendix 3 Credit risk (continued)

Debt securities (continued)
Asset-backed securities
The table below summarises the ratings of asset-backed securities on the balance sheet.

	RMBS (1)				MBS covered bond (1)				ABS covered bond
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime		CMBS (1)	CDOs (1)	CLOs (1)		ABS other	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	1,743	2,713	1,538	26	521	347	73	1,087	25	1,313	9,386
AA to AA+	22,269	595	84	23	103	3,332	7	525	49	284	27,271
A to AA-	201	197	289	60	49	678	64	239	-	673	2,450
BBB- to A-	1,015	54	150	115	5,093	311	12	275	9	446	7,480
Non-investment grade (3)	3	623	482	406	353	354	275	201	-	201	2,898
Unrated (4)	-	78	10	405	-	10	40	300	-	90	933

	25,231	4,260	2,553	1,035	6,119	5,032	471	2,627	83	3,007	50,418

Of which in Non-Core	-	541	391	179	-	635	410	1,765	-	423	4,344

31 December 2012

AAA	2,454	2,854	1,487	11	639	396	92	1,181	165	1,479	10,758
AA to AA+	23,692	613	88	26	102	2,551	7	887	340	469	28,775
A to AA-	201	302	275	33	155	808	74	146	20	883	2,897
BBB- to A-	990	53	141	86	4,698	441	32	291	8	654	7,394
Non-investment grade (3)	20	641	454	330	136	304	421	133	-	235	2,674
Unrated (4)	-	108	8	298	-	23	94	388	-	168	1,087

	27,357	4,571	2,453	784	5,730	4,523	720	3,026	533	3,888	53,585

Of which in Non-Core	-	651	404	154	-	780	494	2,228	-	850	5,561

Notes:
(1)	RMBS: residential mortgage-backed securities; CMBS: commercial mortgage-backed securities; CDOs: collateralised debt obligations; CLOs: collateralised loan obligations.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)
Comprises held-for-trading (HFT) £1,467 million (31 December 2012 - £1,177 million), designated at fair value (DFV) nil (31 December 2012 - £7 million), available-for-sale (AFS) £1,226 million (31 December 2012 - £1,173 million) and loans and receivables (LAR) £205 million (31 December 2012 - £317 million).

(4)	Comprises HFT £768 million (31 December 2012 - £808 million), AFS £107 million (31 December 2012 - £149 million) and LAR £58 million (31 December 2012 - £130 million).

14

Appendix 3 Credit risk (continued)

Equity shares
The table below analyses holdings of equity shares for eurozone countries and other countries with balances of more than £100 million by country, issuer and measurement classification. The HFT portfolios in Markets comprise positions in the Markets Derivative Products Solutions business, primarily for economic hedging of liabilities including debt issuances and equity derivatives. The AFS portfolios include capital stock in the Federal Home Loan Bank (a government sponsored entity, included in Other Financial Institutions) and the Federal Reserve Bank, which together amounted to £0.6 billion (31 December 2012 - £0.7 billion) that US Retail & Commercial are required to hold. The remaining AFS balances are individually small holdings in unlisted companies, mainly acquired through loan renegotiations in the Global Restructuring Group (GRG).

	30 June 2013
	HFT				HFT short positions £m	AFS/DFV (1)				Total £m	AFS reserves £m
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m		Banks £m	Other FI (2) £m	Corporate £m	Total £m

Spain	7	-	344	351	(2)	-	-	64	64	415	(52)
Ireland	-	71	11	82	-	-	7	-	7	89	-
Italy	11	-	23	34	-	-	5	16	21	55	-
Portugal	-	-	3	3	-	-	-	-	-	3	-
Greece	-	-	1	1	-	-	-	-	-	1	-

Eurozone Periphery	18	71	382	471	(2)	-	12	80	92	563	(52)

Netherlands	-	151	389	540	(23)	-	40	46	86	626	(22)
Germany	4	135	403	542	(10)	-	-	-	-	542	-
France	10	42	90	142	(185)	-	-	156	156	298	33
Luxembourg	-	210	38	248	(7)	-	-	3	3	251	-
Other	22	24	103	149	(14)	-	3	-	3	152	2

Total eurozone	54	633	1,405	2,092	(241)	-	55	285	340	2,432	(39)

Countries
US	62	416	2,013	2,491	(288)	458	269	68	795	3,286	16
UK	145	428	1,897	2,470	(36)	8	283	267	558	3,028	64
China	284	109	296	689	(54)	-	-	-	-	689	8
Japan	-	155	112	267	(10)	-	1	-	1	268	-
Australia	80	43	104	227	-	-	-	5	5	232	-
Taiwan	1	60	138	199	-	-	-	-	-	199	-
South Korea	1	27	145	173	-	-	-	1	1	174	-
Hong Kong	3	72	93	168	-	-	-	6	6	174	3
Switzerland	8	13	87	108	(5)	-	40	-	40	148	38
Russia	15	4	104	123	-	-	-	-	-	123	-
India	14	-	100	114	-	-	-	-	-	114	-
Romania	1	110	-	111	-	-	-	-	-	111	-
Canada	3	2	76	81	(404)	-	-	-	-	81	-
Other	51	37	263	351	(23)	-	5	16	21	372	8

Total	722	2,109	6,833	9,664	(1,061)	466	653	648	1,767	11,431	98

For the notes to this table refer to the following page.

15

Appendix 3 Credit risk (continued)

Equity shares (continued)

	31 December 2012
	HFT					AFS/DFV (1)
Countries	Banks £m	Other FI (2) £m	Corporate £m	Total £m	HFT short positions £m	Banks £m	Other FI (2) £m	Corporate £m	Total £m	Total £m	AFS reserves £m

Spain	18	-	51	69	-	-	-	92	92	161	(41)
Ireland	-	126	47	173	(3)	-	17	-	17	190	-
Italy	7	1	33	41	(15)	-	5	-	5	46	-
Portugal	-	-	5	5	-	-	-	-	-	5	-
Greece	-	-	6	6	-	-	-	-	-	6	-

Eurozone periphery	25	127	142	294	(18)	-	22	92	114	408	(41)

Netherlands	20	157	465	642	(21)	-	40	156	196	838	(19)
Germany	33	1	106	140	(54)	-	-	-	-	140	-
France	10	75	103	188	(10)	-	1	143	144	332	23
Luxembourg	14	196	46	256	(1)	-	6	34	40	296	1
Other	18	26	116	160	(15)	-	3	-	3	163	1

Total eurozone	120	582	978	1,680	(119)	-	72	425	497	2,177	(35)

Countries
US	208	619	2,645	3,472	(132)	307	419	18	744	4,216	7
UK	372	144	2,483	2,999	(35)	35	70	320	425	3,424	73
China	331	147	357	835	(3)	-	14	3	17	852	7
Japan	24	67	973	1,064	(1)	-	2	-	2	1,066	-
Australia	77	45	159	281	(17)	-	-	-	-	281	-
Taiwan	2	31	259	292	(11)	-	-	-	-	292	-
South Korea	32	72	880	984	-	-	-	-	-	984	-
Hong Kong	2	81	97	180	-	-	-	4	4	184	2
Switzerland	4	-	71	75	(13)	-	34	-	34	109	31
Russia	16	4	158	178	-	-	-	-	-	178	-
India	29	68	220	317	-	-	-	-	-	317	-
Romania	-	123	-	123	-	-	-	-	-	123	-
Canada	14	25	200	239	(277)	-	-	2	2	241	2
MDB and supranationals (3)	-	-	-	-	-	-	-	156	156	156	-
Other	70	48	492	610	(3)	-	5	22	27	637	(3)

Total	1,301	2,056	9,972	13,329	(611)	342	616	950	1,908	15,237	84

Notes:
(1)
Designated as at fair value through profit or loss balances are £414 million (31 December 2012 - £533 million) comprising £54 million other financial institutions (31 December 2012 - £61 million) and £360 million corporate (31 December 2012 - £472 million).

(2)	Other financial institutions (FI) including government sponsored entities.
(3)	MDB - Multilateral development banks.

Key point
•
Equity shares decreased by £3.8 billion in the half year driven by both targeted risk reduction in Markets and the announcement in June 2013 of the planned exit of the division’s Equity Derivatives franchise.

16

Appendix 3 Credit risk (continued)

Credit derivatives
The Group trades credit derivatives as part of its client-led business and to mitigate credit risk. The Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group’s bought and sold protection.

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
Group	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Client-led trading & residual risk	218.6	206.6	2.8	2.7	250.7	240.7	3.4	3.1
Credit hedging - banking book (1)	5.3	0.2	0.2	-	5.4	0.4	0.1	-
Credit hedging - trading book
- rates	9.2	6.1	0.2	0.1	9.4	5.8	0.1	0.1
- credit and mortgage markets	4.3	1.9	0.6	0.4	22.4	16.0	0.9	0.7
- other	1.2	0.3	-	-	1.4	0.6	-	-

Total	238.6	215.1	3.8	3.2	289.3	263.5	4.5	3.9

Core

Client-led trading	195.5	192.6	2.6	2.4	231.4	228.4	3.0	2.7
Credit hedging - banking book	1.6	-	-	-	1.7	-	-	-
Credit hedging - trading book
- rates	8.0	5.0	0.2	0.1	7.8	4.6	0.1	0.1
- credit and mortgage markets	0.2	-	-	-	13.9	13.6	0.2	0.2
- other	1.2	0.3	-	-	1.3	0.5	-	-

	206.5	197.9	2.8	2.5	256.1	247.1	3.3	3.0

Non-Core

Residual risk	23.1	14.0	0.2	0.3	19.3	12.3	0.4	0.4
Credit hedging - banking book (1)	3.7	0.2	0.2	-	3.7	0.4	0.1	-
Credit hedging - trading book
- rates	1.2	1.1	-	-	1.6	1.2	-	-
- credit and mortgage markets	4.1	1.9	0.6	0.4	8.5	2.4	0.7	0.5
- other	-	-	-	-	0.1	0.1	-	-

	32.1	17.2	1.0	0.7	33.2	16.4	1.2	0.9

By counterparty

Monoline insurers	3.2	-	0.2	-	4.6	-	0.4	-
CDPCs (2)	21.9	-	0.2	-	21.0	-	0.2	-
Banks	88.1	92.1	1.5	1.7	127.2	128.6	2.3	2.8
Other financial institutions	124.7	123.0	1.7	1.5	135.8	134.9	1.4	1.1
Corporates	0.7	-	0.2	-	0.7	-	0.2	-

	238.6	215.1	3.8	3.2	289.3	263.5	4.5	3.9

Notes:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.
(2)	Credit derivative product company.

17

Appendix 3 Credit risk (continued)

Problem debt management
For a description of the Group’s early problem identification and problem debt management, refer to pages 131 to 139 of the Group’s 2012 Form 20-F.

Wholesale renegotiations
The data presented below include loans where renegotiations were completed during the period. Thresholds for inclusion are set at divisional level and range from nil to £10 million. Comparison and analysis of renegotiated loans may be skewed by the impact of individual material cases reaching legal completion during a given period, and are also subject to seasonality.

	Half year ended 30 June 2013			Year ended 31 December 2012
	Performing	Non- performing	Provision coverage	Performing	Non- performing	Provision coverage
Sector (1)	£m	£m	%	£m	£m	%

Property	791	322	25	1,954	3,288	18
Transport	87	177	16	832	99	23
Telecommunications, media and technology	123	38	5	237	341	46
Retail and leisure	173	27	-	487	111	34
Other	231	74	-	792	245	28

	1,405	638	18	4,302	4,084	22

Note:
(1)
In addition loans totalling £1.0 billion granted financial covenant concessions only during the period are not included in the table above as these concessions do not affect a loan’s contractual cash flows (year to 31 December 2012 - £3.9 billion).

The table below analyses the incidence of the main types of wholesale renegotiation arrangements by loan value.

Arrangement type (1)	Half year ended 30 June 2013%	Year ended 31 December 2012%

Variation in margin	2	9
Payment concessions and loan rescheduling	87	69
Forgiveness of all or part of the outstanding debt	12	29
Other (2)	18	20

Notes:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.
(2)	Main types of ‘other’ concessions include formal ‘standstill’ agreements, release of security and amendments to negative pledge.

18

Appendix 3 Credit risk (continued)

Problem debt management: Wholesale renegotiations (continued)

Key points
●
Renegotiations completed during the first half of 2013, subject to thresholds as explained above, amounted to £2.0 billion.  In H1 2013 renegotiations were most prevalent in the Group’s most significant corporate sectors and in those industries experiencing difficult markets, notably property and transport as the Group sought to support viable customers. The majority of renegotiations granted to borrowers in the property sector were payment concessions and loan rescheduling.

●
Year-on-year analysis of renegotiated loans may be skewed by individual material cases reaching legal completion during a given year. This is particularly relevant when comparing the value of renegotiations completed in the property and seaborne transport sectors where negotiations can be lengthy. In the first half of 2013, the decrease in completed renegotiations was driven by a lack of large individual material cases reaching legal completion during the period.

●
Provisions for the non-performing loans disclosed above are individually assessed and renegotiations are taken into account when determining the level of provision. The provision coverage is affected by the timing of write-offs and provisions. In some cases loans are fully or partially written off on the completion of a renegotiation. Non-performing renegotiated loans also include loans against which no provision is held. Where these cases are large they can have a significant impact on the provision coverage within a specific sector.

●
Loans renegotiated since January 2011 and still outstanding at 30 June 2013 amounted to £16.3 billion (31 December 2012 - £17.7 billion). Of the loans renegotiated by GRG since January 2011, 7% had been returned to performing portfolios managed by the business by 30 June 2013 (31 December 2012 - 6%).

●
Renegotiations are likely to remain significant, particularly in those industries experiencing difficult markets. At 30th June 2013, loans totalling £13.6 billion (31 December 2012 - £13.7 billion) were in the process of being renegotiated but had not yet reached legal completion (these loans are not included in the tables above). Property and transport represent 70% and 11% respectively of the in-process renegotiations. 73% of the in-process renegotiations were non-performing loans (31 December 2012 - 69%), with associated provision coverage of 33% (31 December 2012 - 32%). The principal types of arrangements offered include variation in margin, payment concessions and loan rescheduling and forgiveness of all or part of the outstanding debt.

●	56% of ‘completed’ and 96% of ‘in progress’ renegotiated cases (by value) were managed by GRG.

19

Appendix 3 Credit risk (continued)

Problem debt management (continued)

Retail forbearance
For a description of forbearance arrangements in the Group’s retail businesses, see pages 135 of the Group’s 2012 Form 20-F. The mortgage arrears information for retail accounts in forbearance and related provisions are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 June 2013
UK Retail (1,2)	4,121	20	438	19	448	61	5,007	100	5.1
Ulster Bank (1,2)	1,114	150	585	79	627	244	2,326	473	11.8
RBS Citizens	-	-	185	20	211	9	396	29	1.8
Wealth (3)	121	18	4	-	22	1	147	19	1.7

	5,356	188	1,212	118	1,308	315	7,876	621	4.9

31 December 2012

UK Retail (1,2)	4,006	20	388	16	450	64	4,844	100	4.9
Ulster Bank (1,2)	915	100	546	60	527	194	1,988	354	10.4
RBS Citizens	-	-	179	25	160	10	339	35	1.6
Wealth	38	-	-	-	7	-	45	-	0.5

	4,959	120	1,113	101	1,144	268	7,216	489	4.9

Notes:
(1)
Forbearance in UK Retail and Ulster Bank above capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress

(2)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(3)	Wealth forbearance stock at 30 June 2013 included the RBS International portfolio.

20

Appendix 3 Credit risk (continued)

Problem debt management: Retail forbearance (continued)
The incidence of the main types of retail forbearance on the balance sheet at 30 June 2013 is analysed below. This includes forbearance arrangements agreed during the first half of 2013 and the balance at the period end.

	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total
30 June 2013 (1)	£m	£m	£m	£m	£m

Interest only conversions - temporary and permanent	1,301	759	-	5	2,065
Term extensions - capital repayment and interest only	2,401	274	-	36	2,711
Payment concessions	226	1,092	368	19	1,705
Capitalisation of arrears	938	264	-	-	1,202
Other	414	-	28	87	529

	5,280	2,389	396	147	8,212
31 December 2012 (1)

Interest only conversions - temporary and permanent	1,220	924	-	6	2,150
Term extensions - capital repayment and interest only	2,271	183	-	27	2,481
Payment concessions	215	762	339	9	1,325
Capitalisation of arrears	932	119	-	-	1,051
Other	452	-	-	3	455

	5,090	1,988	339	45	7,462

The table below shows forbearance agreed during the first half of 2013 analysed between performing and non-performing.

	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total
30 June 2013	£m	£m	£m	£m	£m

Performing forbearance in the half year	777	1,105	-	56	1,938
Non-performing forbearance in the half year	83	517	57	5	662

Total forbearance in the half year (2)	860	1,622	57	61	2,600

Notes:
(1)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.
(2)	Includes all deals agreed during the half year (new customers and renewals) regardless of whether they remain active at the period end.

Key points

UK Retail
●	At 30 June 2013, stock levels of £5.0 billion represented 5.1% of the total mortgage assets, an increase of 3.4% from 31 December 2012; balances were flat between Q1 and Q2 2013.

●
The flow of new forbearance in Q2 2013 continued to fall (£429 million compared with an average of £494 million per quarter in the preceding four quarters). The 24 month rolling stock of forbearance (where the treatment has been provided in the last 24 months) is £2.1 billion and fell slightly in the first half of the year.

21

Appendix 3 Credit risk (continued)

Problem debt management: Retail forbearance (continued)

Key points (continued)

UK Retail (continued)
●	Approximately 82% of forbearance assets (31 December 2012 - 83%) were up-to-date with payments (compared with approximately 97% of the assets not subject to forbearance activity).

●	Of the total stock of assets subject to forbearance treatment, 45% were term extensions, 25% interest-only conversions and 18% capitalisations of arrears.

●
The growth of interest only stock reflects an extension of the definition to include customers who were historically on Capital and Interest repayments and who converted to a mix of capital and interest and interest only; the underlying level of transfers is negligible and the remaining stock reflects legacy policy.

●	The provision cover on assets subject to forbearance was around 4.6 times that on assets not subject to forbearance.

Ulster Bank
●
At 30 June 2013, 11.8% of total mortgage assets (£2.3 billion) were subject to a forbearance arrangement, an increase from 10.4% (£2.0 billion) at 31 December 2012. This reflected Ulster Bank’s proactive strategies to contact customers in financial difficulty to offer assistance. Forbearance deals agreed during H1 2013 increased by 11% compared to H2 2012. However the number of customers approaching Ulster Bank for assistance for the first time remained broadly stable.

●
The majority of the forbearance treatments offered by Ulster Bank are short to medium term concessions (interest only conversions and payment concessions).  They account for 77% of forbearance assets at 30 June 2013 (85% at 31 December 2012). These concessions are offered for periods of between one and five years and incorporate different levels of repayment based on the customer’s ability to pay.

●	Interest only arrangements represented 32% of forbearance assets at 30 June 2013, a decrease from 46% at 31 December 2012.

●
Similarly, of those customers offered payment concession (46%), the number of customers who were temporarily permitted to pay less than the interest only fell (6% of forbearance assets at 30 June 2013; 11% at 31 December 2012).  Customers who agreed a reduced payment (greater than interest only) and payment holidays accounted for 26% and 7% respectively at 30 June 2013.

●	Permanent forbearance treatments, capitalisations and term extensions each represented 11% of the forbearance portfolio at 30 June 2013, increasing from 6% and 9% respectively as of 31 December 2012.

●	Where performing cases are subject to forbearance, they attract a higher provision than assets not subject to forbearance. The majority of forbearance arrangements were in the performing book (73%).

●	At 30 June 2013, 7% of forbearance customers were subject to one of the new treatments developed to assist customers as part of the longer term strategies.

22

Appendix 3 Credit risk (continued)

Problem debt management (continued)

Loans, risk elements in lending (REIL), provisions and impairments
Sector and geographical regional analyses - Group
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for the Group, Core and Non-Core.

					Credit metrics			Impairment charge YTD £m	Amounts written-off YTD £m
	30 June 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %

	Government (1)	9,745	-	-	-	-	-	-	-
	Finance	38,518	618	315	1.6	51	0.8	33	10
Personal	- mortgages	150,103	6,749	2,036	4.5	30	1.4	284	155
	- unsecured	29,139	2,780	2,270	9.5	82	7.8	253	390
	Property	68,132	21,676	10,145	31.8	47	14.9	862	771
	Construction	7,722	1,434	682	18.6	48	8.8	125	100
	Manufacturing	22,622	708	412	3.1	58	1.8	57	61
	Finance leases (2)	14,734	301	203	2.0	67	1.4	(1)	87
	Retail, wholesale and repairs	21,668	1,183	622	5.5	53	2.9	47	83
	Transport and storage	19,109	1,331	316	7.0	24	1.7	76	111
	Health, education and leisure	16,812	1,445	653	8.6	45	3.9	153	36
	Hotels and restaurants	8,069	1,551	688	19.2	44	8.5	29	85
	Utilities	6,415	253	112	3.9	44	1.7	60	-
	Other	28,500	2,059	1,236	7.2	60	4.3	228	206
	Latent	-	-	1,980	-	-	-	(36)	-

		441,288	42,088	21,670	9.5	51	4.9	2,170	2,095

	of which:
	UK
	- residential mortgages	109,291	2,348	494	2.1	21	0.5	36	24
	- personal lending	17,312	2,322	1,991	13.4	86	11.5	175	296
	- property	49,646	10,655	4,088	21.5	38	8.2	500	594
	- construction	6,023	1,044	487	17.3	47	8.1	105	99
	- other	117,822	4,079	2,441	3.5	60	2.1	156	294
	Europe
	- residential mortgages	18,438	3,361	1,351	18.2	40	7.3	161	5
	- personal lending	1,322	235	219	17.8	93	16.6	10	16
	- property	14,045	10,864	5,992	77.4	55	42.7	372	165
	- construction	1,362	344	178	25.3	52	13.1	13	-
	- other	25,000	4,696	3,269	18.8	70	13.1	478	339
	US
	- residential mortgages	22,033	1,013	185	4.6	18	0.8	88	125
	- personal lending	9,280	221	60	2.4	27	0.6	67	77
	- property	4,143	118	26	2.8	22	0.6	(8)	12
	- construction	311	37	8	11.9	22	2.6	7	1
	- other	30,873	383	674	1.2	176	2.2	1	34
	RoW
	- residential mortgages	341	27	6	7.9	22	1.8	(1)	1
	- personal lending	1,225	2	-	0.2	-	-	1	1
	- property	298	39	39	13.1	100	13.1	(2)	-
	- construction	26	9	9	34.6	100	34.6	-	-
	- other	12,497	291	153	2.3	53	1.2	11	12

		441,288	42,088	21,670	9.5	51	4.9	2,170	2,095

	Banks	30,415	95	83	0.3	87	0.3	(9)	28

For the notes to this table refer to page 28.

23

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Group (continued)

					Credit metrics			Impairment charge YTD £m	Amounts written-off YTD £m
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	-
	Other	30,057	2,177	1,240	7.2	57	4.1	323	395
	Latent	-	-	1,960	-	-	-	(74)	-

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	-	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	12,187	316	179	2.6	57	1.5	2	210

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For notes to this table refer to page 28.

24

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses – Core
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos).

					Credit metrics			Impairment charge YTD £m	Amounts written-off YTD £m
	30 June 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %

	Government (1)	8,449	-	-	-	-	-	-	-
	Finance	36,811	207	130	0.6	63	0.4	21	2
Personal	- mortgages	147,373	6,473	1,923	4.4	30	1.3	242	89
	- unsecured	28,225	2,569	2,149	9.1	84	7.6	224	362
	Property	44,714	5,372	1,662	12.0	31	3.7	146	198
	Construction	5,781	781	379	13.5	49	6.6	74	50
	Manufacturing	21,405	512	274	2.4	54	1.3	49	44
	Finance leases (2)	10,552	136	86	1.3	63	0.8	4	17
	Retail, wholesale and repairs	20,817	827	417	4.0	50	2.0	46	73
	Transport and storage	15,503	895	116	5.8	13	0.7	40	40
	Health, education and leisure	16,037	956	400	6.0	42	2.5	132	32
	Hotels and restaurants	6,827	1,004	444	14.7	44	6.5	19	59
	Utilities	5,466	141	63	2.6	45	1.2	58	-
	Other	26,149	1,359	911	5.2	67	3.5	251	161
	Latent	-	-	1,322	-	-	-	(39)	-

		394,109	21,232	10,276	5.4	48	2.6	1,267	1,127

	of which:
	UK
	- residential mortgages	109,289	2,348	494	2.1	21	0.5	35	23
	- personal lending	17,192	2,294	1,973	13.3	86	11.5	173	293
	- property	36,273	3,125	880	8.6	28	2.4	174	194
	- construction	4,720	659	317	14.0	48	6.7	62	49
	- other	107,103	3,084	1,645	2.9	53	1.5	154	206
	Europe
	- residential mortgages	18,063	3,330	1,323	18.4	40	7.3	162	5
	- personal lending	1,086	147	136	13.5	93	12.5	6	14
	- property	4,479	2,191	775	48.9	35	17.3	(15)	-
	- construction	726	77	45	10.6	58	6.2	4	-
	- other	20,720	2,615	2,037	12.6	78	9.8	439	192
	US
	- residential mortgages	19,718	771	100	3.9	13	0.5	46	60
	- personal lending	8,742	128	40	1.5	31	0.5	45	55
	- property	3,804	56	7	1.5	13	0.2	(13)	4
	- construction	309	36	8	11.7	22	2.6	8	1
	- other	29,668	286	445	1.0	156	1.5	(13)	23
	RoW
	- residential mortgages	303	24	6	7.9	25	2.0	(1)	1
	- personal lending	1,205	-	-	-	-	-	-	-
	- property	158	-	-	-	-	-	-	-
	- construction	26	9	9	34.6	100	34.6	-	-
	- other	10,525	52	36	0.5	69	0.3	1	7

		394,109	21,232	10,276	5.4	48	2.6	1,267	1,127

	Banks	29,805	94	82	0.3	87	0.3	(9)	28

For the notes to this table refer to page 28.

25

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Core (continued)

					Credit metrics			Impairment charge YTD £m	Amounts written-off YTD £m
	31 December 2012	Gross loans (1) £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	30,366	2,717	2,306	8.9	85	7.6	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	190	175
	Latent	-	-	1,325	-	-	-	(146)	-

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	19,562	2,454	2,133	12.5	87	10.9	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	-	1.3	-	-	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	9,919	64	48	0.6	75	0.5	1	154

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	Banks	28,881	133	113	0.5	85	0.4	23	29

For the notes to this table refer to page 28.

26

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core

					Credit metrics			Impairment charge YTD £m	Amounts written-off YTD £m
	30 June 2013	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %

	Government (1)	1,296	-	-	-	-	-	-	-
	Finance	1,707	411	185	24.1	45	10.8	12	8
Personal	- mortgages	2,730	276	113	10.1	41	4.1	42	66
	- unsecured	914	211	121	23.1	57	13.2	29	28
	Property	23,418	16,304	8,483	69.6	52	36.2	716	573
	Construction	1,941	653	303	33.6	46	15.6	51	50
	Manufacturing	1,217	196	138	16.1	70	11.3	8	17
	Finance leases (2)	4,182	165	117	3.9	71	2.8	(5)	70
	Retail, wholesale and repairs	851	356	205	41.8	58	24.1	1	10
	Transport and storage	3,606	436	200	12.1	46	5.5	36	71
	Health, education and leisure	775	489	253	63.1	52	32.6	21	4
	Hotels and restaurants	1,242	547	244	44.0	45	19.6	10	26
	Utilities	949	112	49	11.8	44	5.2	2	-
	Other	2,351	700	325	29.8	46	13.8	(23)	45
	Latent	-	-	658	-	-	-	3	-

		47,179	20,856	11,394	44.2	55	24.2	903	968

	of which:
	UK
	- residential mortgages	2	-	-	-	-	-	1	1
	- personal lending	120	28	18	23.3	64	15.0	2	3
	- property	13,373	7,530	3,208	56.3	43	24.0	326	400
	- construction	1,303	385	170	29.5	44	13.0	43	50
	- other	10,719	995	796	9.3	80	7.4	2	88
	Europe
	- residential mortgages	375	31	28	8.3	90	7.5	(1)	-
	- personal lending	236	88	83	37.3	94	35.2	4	2
	- property	9,566	8,673	5,217	90.7	60	54.5	387	165
	- construction	636	267	133	42.0	50	20.9	9	-
	- other	4,280	2,081	1,232	48.6	59	28.8	39	147
	US
	- residential mortgages	2,315	242	85	10.5	35	3.7	42	65
	- personal lending	538	93	20	17.3	22	3.7	22	22
	- property	339	62	19	18.3	31	5.6	5	8
	- construction	2	1	-	50.0	-	-	(1)	-
	- other	1,205	97	229	8.0	236	19.0	14	11
	RoW
	- residential mortgages	38	3	-	7.9	-	-	-	-
	- personal lending	20	2	-	10.0	-	-	1	1
	- property	140	39	39	27.9	100	27.9	(2)	-
	- construction	-	-	-	-	-	-	-	-
	- other	1,972	239	117	12.1	49	5.9	10	5

		47,179	20,856	11,394	44.2	55	24.2	903	968

	Banks	610	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 28.

27

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Sector and geographical regional analyses - Non-Core (continued)

					Credit metrics			Impairment charge YTD £m	Amounts written-off YTD £m
	31 December 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	-
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	-	-	635	-	-	-	72	-

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	41.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- personal lending	6	-	-	-	-	-	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- other	2,268	252	131	11.1	52	5.8	1	56

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	-	-

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.
(3)	Core, Non-Core split excludes balances in relation to Direct Line Group (loans to customers of £881 million and loans to banks of £2,036 million).

28

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Other	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	4,569	5,452	248	422	7,533	1,146	396	-	19,766	21,374	41,140
Currency translation and other adjustments	-	11	4	10	342	72	19	-	458	642	1,100
Additions	609	2,319	75	213	1,551	102	8	1	4,878	1,978	6,856
Transfers (1)	(95)	280	-	107	-	-	-	-	292	(4)	288
Transfers to performing book	-	(33)	(2)	(20)	-	-	-	-	(55)	(25)	(80)
Repayments	(494)	(1,461)	(41)	(48)	(739)	(49)	(26)	-	(2,858)	(2,140)	(4,998)
Amounts written-off	(300)	(412)	(8)	(156)	(109)	(138)	(32)	-	(1,155)	(968)	(2,123)

At 30 June 2013	4,289	6,156	276	528	8,578	1,133	365	1	21,326	20,857	42,183

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,622	6,907	11,399	418	28	21,374
Currency translation and other adjustments	(1)	183	447	26	(13)	642
Additions	855	352	697	70	4	1,978
Transfers (1)	(4)	-	-	-	-	(4)
Transfers to performing book	(3)	(19)	(2)	-	(1)	(25)
Repayments	(840)	(879)	(399)	(20)	(2)	(2,140)
Amounts written-off	(260)	(379)	(228)	(97)	(4)	(968)

At 30 June 2013	2,369	6,165	11,914	397	12	20,857

For the note to this table refer to the following page.

29

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

REIL flow statement (continued)
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US Retail & Commercial	Markets	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	4,599	5,001	211	1,632	5,523	1,007	414	18,387	24,007	42,394
Currency translation and other adjustments	54	17	(3)	(9)	(184)	(13)	(33)	(171)	(491)	(662)
Additions	867	1,420	66	121	1,570	220	30	4,294	2,672	6,966
Transfers (1)	1	13	(6)	(101)	-	-	-	(93)	(6)	(99)
Transfers to performing book	-	(77)	(7)	(663)	-	-	(9)	(756)	(352)	(1,108)
Repayments	(592)	(1,280)	(29)	(88)	(647)	-	(16)	(2,652)	(1,808)	(4,460)
Amounts written-off	(299)	(218)	(3)	(210)	(28)	(192)	(41)	(991)	(934)	(1,925)

At 30 June 2012	4,630	4,876	229	682	6,234	1,022	345	18,018	23,088	41,106

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US Retail & Commercial	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2012	3,685	8,051	11,675	486	110	24,007
Currency translation and other adjustments	(65)	(44)	(312)	(7)	(63)	(491)
Additions	797	1,162	651	58	4	2,672
Transfers (1)	4	(10)	-	-	-	(6)
Transfers to performing book	(100)	(252)	-	-	-	(352)
Repayments	(722)	(470)	(612)	-	(4)	(1,808)
Amounts written-off	(254)	(456)	(48)	(162)	(14)	(934)

At 30 June 2012	3,345	7,981	11,354	375	33	23,088

Note:
(1)	Represents transfers between REIL and potential problem loans.

30

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Other	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013	2,629	2,432	109	391	3,910	285	9,756	305	1	10,062	11,200	21,262
Currency translation and other adjustments	-	10	1	(3)	167	18	193	13	1	207	329	536
Amounts written-off	(300)	(412)	(8)	(156)	(109)	(138)	(1,123)	(32)	-	(1,155)	(968)	(2,123)
Recoveries of amounts previously written-off	22	5	-	12	1	50	90	-	-	90	31	121
Charged to income statement	169	379	7	153	503	51	1,262	(3)	(1)	1,258	903	2,161
Unwind of discount (2)	(39)	(19)	(2)	(2)	(42)	-	(104)	-	-	(104)	(100)	(204)

At 30 June 2013	2,481	2,395	107	395	4,430	266	10,074	283	1	10,358	11,395	21,753

Individually assessed
- banks	-	-	-	7	-	-	7	75	-	82	1	83
- customers	-	1,020	94	270	1,381	61	2,826	201	1	3,028	10,047	13,075
Collectively assessed	2,316	1,069	-	-	2,428	113	5,926	-	-	5,926	689	6,615
Latent	165	306	13	118	621	92	1,315	7	-	1,322	658	1,980

	2,481	2,395	107	395	4,430	266	10,074	283	1	10,358	11,395	21,753

For the notes to this table refer to page 33.

31

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C (1)	Total R&C (1)	Markets	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	2,679	2,061	81	851	2,749	455	8,876	311	9,187	11,487	20,674
Currency translation and other adjustments	18	108	-	(11)	(91)	(7)	17	(7)	10	(334)	(324)
Amounts written-off	(299)	(218)	(3)	(210)	(28)	(192)	(950)	(41)	(991)	(934)	(1,925)
Recoveries of amounts previously written-off	72	6	-	7	-	41	126	1	127	53	180
Charged to income statement	295	357	22	62	717	43	1,496	19	1,515	1,215	2,730
Unwind of discount (2)	(46)	(31)	(1)	(5)	(40)	-	(123)	-	(123)	(134)	(257)

At 30 June 2012	2,719	2,283	99	694	3,307	340	9,442	283	9,725	11,353	21,078

Individually assessed
- banks	-	-	2	40	-	-	42	76	118	1	119
- customers	-	921	86	492	1,195	67	2,761	195	2,956	10,070	13,026
Collectively assessed	2,517	1,066	-	2	1,603	141	5,329	-	5,329	675	6,004
Latent	202	296	11	160	509	132	1,310	12	1,322	607	1,929

	2,719	2,283	99	694	3,307	340	9,442	283	9,725	11,353	21,078

For the notes to this table refer to the following page.

32

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment provisions flow statement (continued)
	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C (1)	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2013	1,167	2,815	6,933	257	28	11,200
Currency translation and other adjustments	4	67	240	16	2	329
Amounts written-off	(260)	(379)	(228)	(97)	(4)	(968)
Recoveries of amounts previously written-off	6	4	-	20	1	31
Charged to income statement	156	237	431	81	(2)	903
Unwind of discount (2)	(8)	(22)	(69)	-	(1)	(100)

At 30 June 2013	1,065	2,722	7,307	277	24	11,395

Individually assessed
- banks	-	1	-	-	-	1
- customers	664	2,509	6,841	25	8	10,047
Collectively assessed	346	-	239	88	16	689
Latent	55	212	227	164	-	658

	1,065	2,722	7,307	277	24	11,395

At 1 January 2012	1,633	3,027	6,363	416	48	11,487
Currency translation and other adjustments	(112)	(39)	(152)	(10)	(21)	(334)
Amounts written-off	(254)	(457)	(48)	(162)	(13)	(934)
Recoveries of amounts previously written-off	9	7	-	34	3	53
Charged to income statement	143	529	455	85	3	1,215
Unwind of discount (2)	(23)	(20)	(91)	-	-	(134)

At 30 June 2012	1,396	3,047	6,527	363	20	11,353

Individually assessed
- banks	-	1	-	-	-	1
- customers	908	2,811	6,321	30	-	10,070
Collectively assessed	428	26	91	113	17	675
Latent	60	209	115	220	3	607

	1,396	3,047	6,527	363	20	11,353

Notes:
(1)	US Retail & Commercial.
(2)	Recognised in interest income.

33

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis
The table below analyses the impairment charge for loans and securities.

Half year ended 30 June 2013	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	US R&C	Total R&C	Markets	Other	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	-	270	7	152	213	-	642	8	-	650	822	1,472
Collectively assessed	195	100	-	-	282	80	657	-	(1)	656	78	734
Latent loss	(26)	9	-	1	8	(29)	(37)	(2)	-	(39)	3	(36)

Loans to customers	169	379	7	153	503	51	1,262	6	(1)	1,267	903	2,170
Loans to banks	-	-	-	-	-	-	-	(9)	-	(9)	-	(9)
Securities	-	-	-	1	-	-	1	62	(2)	61	(72)	(11)

Charge to income statement	169	379	7	154	503	51	1,263	59	(3)	1,319	831	2,150

Half year ended 30 June 2012

Individually assessed	-	229	21	50	262	27	589	7	-	596	1,094	1,690
Collectively assessed	294	171	-	-	407	101	973	-	-	973	156	1,129
Latent loss	1	(43)	1	-	48	(85)	(78)	-	-	(78)	(35)	(113)

Loans to customers	295	357	22	50	717	43	1,484	7	-	1,491	1,215	2,706
Loans to banks	-	-	-	12	-	-	12	12	-	24	-	24
Securities	-	-	-	-	-	4	4	2	32	38	(119)	(81)

Charge to income statement	295	357	22	62	717	47	1,500	21	32	1,553	1,096	2,649

34

Appendix 3 Credit risk (continued)

Problem debt management: Loans, REIL, provisions and impairments (continued)

Impairment charge analysis (continued)

	Non-Core (by donating division)
	UK Corporate	International Banking	Ulster Bank	US R&C	Other	Total
Half year ended 30 June 2013	£m	£m	£m	£m	£m	£m

Individually assessed	155	236	431	1	(1)	822
Collectively assessed	3	-	9	66	-	78
Latent loss	(2)	1	(9)	14	(1)	3

Loans to customers	156	237	431	81	(2)	903
Securities	-	(72)	-	-	-	(72)

Charge to income statement	156	165	431	81	(2)	831

Half year ended 30 June 2012

Individually assessed	144	529	440	(19)	-	1,094
Collectively assessed	33	-	9	109	5	156
Latent loss	(34)	-	6	(5)	(2)	(35)

Loans to customers	143	529	455	85	3	1,215
Securities	-	(119)	-	-	-	(119)

Charge to income statement	143	410	455	85	3	1,096

35

Appendix 3 Credit risk (continued)

Key loan portfolios

Commercial real estate
The commercial real estate sector comprised exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	30 June 2013			31 December 2012
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	22,389	3,618	26,007	22,504	4,091	26,595
Ulster Bank	3,634	742	4,376	3,575	729	4,304
US Retail & Commercial	3,956	2	3,958	3,857	3	3,860
International Banking	782	234	1,016	849	315	1,164
Markets	526	10	536	630	57	687

	31,287	4,606	35,893	31,415	5,195	36,610

Non-Core
UK Corporate	1,687	949	2,636	2,651	983	3,634
Ulster Bank	3,441	7,404	10,845	3,383	7,607	10,990
US Retail & Commercial	327	-	327	392	-	392
International Banking	9,392	14	9,406	11,260	154	11,414

	14,847	8,367	23,214	17,686	8,744	26,430

Total	46,134	12,973	59,107	49,101	13,939	63,040

For the note to this table refer to page 38.

36

Appendix 3 Credit risk (continued)

Key loan portfolios: Commercial real estate (continued)

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

30 June 2013
UK (excluding NI) (2)	23,570	5,425	28,995	767	4,071	4,838	33,833
Ireland (ROI and NI) (2)	4,679	1,029	5,708	2,125	5,754	7,879	13,587
Western Europe (other)	5,649	366	6,015	24	40	64	6,079
US	4,131	1,020	5,151	-	2	2	5,153
RoW (2)	265	-	265	101	89	190	455

	38,294	7,840	46,134	3,017	9,956	12,973	59,107

31 December 2012

UK (excluding NI) (2)	25,864	5,567	31,431	839	4,777	5,616	37,047
Ireland (ROI and NI) (2)	4,651	989	5,640	2,234	5,712	7,946	13,586
Western Europe (other)	5,995	370	6,365	22	33	55	6,420
US	4,230	981	5,211	-	15	15	5,226
RoW (2)	454	-	454	65	242	307	761

	41,194	7,907	49,101	3,160	10,779	13,939	63,040

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

30 June 2013
UK (excluding NI) (2)	23,224	5,771	3,708	1,130	33,833
Ireland (ROI and NI) (2)	2,911	2,797	674	7,205	13,587
Western Europe (other)	336	5,679	32	32	6,079
US	4,657	494	2	-	5,153
RoW	159	106	190	-	455

	31,287	14,847	4,606	8,367	59,107

31 December 2012

UK (excluding NI) (2)	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI) (2)	2,877	2,763	665	7,281	13,586
Western Europe (other)	403	5,962	24	31	6,420
US	4,629	582	15	-	5,226
RoW	194	260	307	-	761

	31,415	17,686	5,195	8,744	63,040

For the notes to these tables refer to the following page.

37

Appendix 3 Credit risk (continued)

Key loan portfolios: Commercial real estate (continued)

By sub-sector (1)	UK (excl NI) (2) £m	Ireland (ROI and NI) (2) £m	Western Europe £m	US £m	RoW £m	Total £m

30 June 2013
Residential	9,496	6,783	406	1,022	89	17,796
Office	5,485	978	1,802	59	53	8,377
Retail	7,153	1,572	1,280	121	126	10,252
Industrial	3,246	479	119	15	-	3,859
Mixed/other	8,453	3,775	2,472	3,936	187	18,823

	33,833	13,587	6,079	5,153	455	59,107

31 December 2012

Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055

	37,047	13,586	6,420	5,226	761	63,040

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.3 billion at 30 June 2013 (31 December 2012 - £1.4 billion), continues to perform in line with expectations and requires minimal provision.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points
•
In line with the Group’s strategy, the overall exposure to commercial real estate fell by £3.9 billion or 6% during H1 to £59.1 billion. The limited growth in Core exposures at Ulster Bank and US Retail & Commercial was attributable to foreign exchange fluctuations. The overall mix of geography, sub-sector and investment and development remained broadly unchanged.

•
Most of the decrease was in Non-Core and was due to repayments, asset sales and write-offs.  The Non-Core portfolio totalled £23.2 billion (39% of the portfolio) at 30 June 2013 (31 December 2012 - £26.4 billion or 42% of the portfolio).

•	Following the successful issuances of CMBS, the amount of US commercial real estate exposure held in inventory was reduced accordingly.

•	The UK portfolio was focused on London and South East England. Approximately 46% of the portfolio was held in these areas at 30 June 2013 (31 December 2012 - 43%).

38

Appendix 3 Credit risk (continued)

Key loan portfolios: Commercial real estate (continued)

	UK Corporate	Ulster Bank	US Retail & Commercial	International Banking	Markets	Total
Maturity profile of portfolio	£m	£m	£m	£m	£m	£m

30 June 2013
Core
< 1 year (1)	7,721	2,977	774	296	12	11,780
1-2 years	3,561	350	739	359	134	5,143
2-3 years	4,953	155	771	245	56	6,180
> 3 years	9,344	894	1,674	116	334	12,362
Not classified (2)	428	-	-	-	-	428

Total	26,007	4,376	3,958	1,016	536	35,893

Non-Core
< 1 year (1)	1,717	9,288	137	5,157	-	16,299
1-2 years	155	1,240	42	1,757	-	3,194
2-3 years	94	88	34	499	-	715
> 3 years	515	229	114	1,993	-	2,851
Not classified (2)	155	-	-	-	-	155

Total	2,636	10,845	327	9,406	-	23,214
31 December 2012

Core
< 1 year (1)	8,639	3,000	797	216	59	12,711
1-2 years	3,999	284	801	283	130	5,497
2-3 years	3,817	215	667	505	-	5,204
> 3 years	9,597	805	1,595	160	498	12,655
Not classified (2)	543	-	-	-	-	543

Total	26,595	4,304	3,860	1,164	687	36,610

Non-Core
< 1 year (1)	2,071	9,498	138	4,628	-	16,335
1-2 years	192	1,240	79	3,714	-	5,225
2-3 years	99	38	43	1,137	-	1,317
> 3 years	1,058	214	132	1,935	-	3,339
Not classified (2)	214	-	-	-	-	214

Total	3,634	10,990	392	11,414	-	26,430

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

Key points
•	The overall maturity profile remained relatively unchanged during H1 2013.

•	The majority of Ulster Bank’s commercial real estate portfolio was categorised as under 1 year owing to the high level of non-performing assets in the portfolio.

39

Appendix 3 Credit risk (continued)

Key loan portfolios: Commercial real estate (continued)

Portfolio by AQ band	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

30 June 2013
Core	570	6,617	15,635	6,073	1,240	5,758	35,893
Non-Core	177	399	2,518	2,321	230	17,569	23,214

	747	7,016	18,153	8,394	1,470	23,327	59,107

31 December 2012

Core	767	6,011	16,592	6,575	1,283	5,382	36,610
Non-Core	177	578	3,680	3,200	1,029	17,766	26,430

	944	6,589	20,272	9,775	2,312	23,148	63,040

Key points
•
AQ10 was broadly flat with reductions in Non-Core offset by increases in Ulster Bank. The high proportion of the portfolio in AQ10 continued to be driven by exposure in Non-Core (Ulster Bank and International Banking) and Core (Ulster Bank).

•
Of the total portfolio of £59.1 billion at 30 June 2013, £27.2 billion (31 December 2012 - £28.1 billion) was managed within the Group’s standard credit processes. Another £3.5 billion (31 December 2012 - £5.1 billion) received varying degrees of heightened credit management under the Group’s Watchlist process. The decrease in the portfolio managed in the Group’s Watchlist process occurred mainly in Non-Core and UK Corporate. The remaining £28.4 billion (31 December 2012 - £29.8 billion) was managed within GRG and included Watchlist and non-performing exposures.

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) ratio which represents loan value before provisions relative to the value of the property financed. Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data on which to base property valuations. Where external valuations are difficult to obtain or cannot be relied upon, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

30 June 2013
<= 50%	129	38	167	7,760	253	8,013	7,889	291	8,180
> 50% and <= 70%	328	141	469	10,972	519	11,491	11,300	660	11,960
> 70% and <= 90%	232	250	482	5,139	1,049	6,188	5,371	1,299	6,670
> 90% and <= 100%	264	352	616	1,138	645	1,783	1,402	997	2,399
> 100% and <= 110%	56	496	552	843	694	1,537	899	1,190	2,089
> 110% and <= 130%	251	632	883	737	1,551	2,288	988	2,183	3,171
> 130% and <= 150%	338	529	867	350	1,275	1,625	688	1,804	2,492
> 150%	468	8,005	8,473	237	3,006	3,243	705	11,011	11,716

Total with LTVs	2,066	10,443	12,509	27,176	8,992	36,168	29,242	19,435	48,677
Minimal security (1)	12	1,673	1,685	59	198	257	71	1,871	1,942
Other (2)	128	899	1,027	6,351	1,110	7,461	6,479	2,009	8,488

Total	2,206	13,015	15,221	33,586	10,300	43,886	35,792	23,315	59,107

Total portfolio average LTV (3)	125%	291%	263%	65%	150%	86%	69%	226%	132%

40

Appendix 3 Credit risk (continued)

Key loan portfolios: Commercial real estate (continued)

	Ulster Bank			Rest of the Group			Group
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m

31 December 2012 (4)
<= 50%	141	18	159	7,210	281	7,491	7,351	299	7,650
> 50% and <= 70%	309	58	367	12,161	996	13,157	12,470	1,054	13,524
> 70% and <= 90%	402	164	566	6,438	1,042	7,480	6,840	1,206	8,046
> 90% and <= 100%	404	137	541	1,542	2,145	3,687	1,946	2,282	4,228
> 100% and <= 110%	111	543	654	1,019	1,449	2,468	1,130	1,992	3,122
> 110% and <= 130%	340	619	959	901	1,069	1,970	1,241	1,688	2,929
> 130% and <= 150%	353	774	1,127	322	913	1,235	675	1,687	2,362
> 150%	1,000	7,350	8,350	595	1,962	2,557	1,595	9,312	10,907

Total with LTVs	3,060	9,663	12,723	30,188	9,857	40,045	33,248	19,520	52,768
Minimal security (1)	8	1,615	1,623	3	13	16	11	1,628	1,639
Other (2)	137	811	948	6,494	1,191	7,685	6,631	2,002	8,633

Total	3,205	12,089	15,294	36,685	11,061	47,746	39,890	23,150	63,040

Total portfolio average LTV (3)	136%	286%	250%	65%	125%	80%	71%	206%	122%

Notes:
(1)
In 2012, the Group reclassified loans with limited (defined as LTV>1,000%) or non-physical security as minimal security, of which a majority were commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)
Other non-performing loans of £2.0 billion (31 December 2012 - £1.9 billion) were subject to the Group’s standard provisioning policies. Other performing loans of £6.5 billion (31 December 2012 - £6.6 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK homebuilders. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.
(4)	31 December 2012 LTV revised to reflect refinement to security value reporting implemented during the first half of 2013.

Key points
•
In the first half of 2013, LTV ratios were affected by difficult, although improving, market conditions as well as refinements to the Group's estimation approach. These factors contributed to an increase in the amount of lending with higher LTV buckets, which were also affected by a few large borrowers. Commercial real estate loans are assessed in accordance with the Group's normal provisioning policies, which rely on 90 days past due measures coupled with management judgment to identify evidence of impairment, such as significant current financial difficulties likely to lead to material decreases in future cash flows. Provisions as a percentage of REIL for commercial real estate was 47% at 30 June 2013.

•
Interest payable on outstanding loans was covered 3.05 times and 1.59 times within UK Corporate and International Banking respectively, at 30 June 2013 (31 December 2012 - 2.96 times and 1.50 times, respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation as well as interest payable. The average debt service coverage was 1.46x at 30 June 2013 (31 December 2012 - 1.34x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and legal entities.

41

Appendix 3 Credit risk (continued)

Key loan portfolios: Commercial real estate (continued)
Credit quality metrics relating to commercial real estate lending were as follows:

	Total		Non-Core
	30 June 2013	31 December 2012	30 June 2013	31 December 2012

Lending (gross)	£59.1bn	£63.0bn	£23.2bn	£26.4bn
Of which REIL	£22.3bn	£22.1bn	£16.6bn	£17.1bn
Provisions	£10.4bn	£10.1bn	£8.6bn	£8.3bn
REIL as a % of gross loans to customers	37.7%	35.1%	71.6%	64.8%
Provisions as a % of REIL	47%	46%	52%	49%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core) on page 51.

Residential mortgages
The majority of the Group’s secured lending exposures were in the UK, Ireland and the US. The analysis below includes both Core and Non-Core.
	30 June 2013	31 December 2012
	£m	£m

UK Retail	98,296	99,062
Ulster Bank	19,750	19,162
RBS Citizens	21,577	21,538
Wealth	8,722	8,786

	148,345	148,548

42

Appendix 3 Credit risk (continued)

Key loan portfolios: Residential mortgages (continued)
The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at 30 June 2013 whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	£m

30 June 2013
<= 50%	23,485	350	23,835	1,799	174	1,973	4,250	60	4,310	3,973
> 50% and <= 70%	29,792	500	30,292	1,627	182	1,809	5,035	85	5,120	2,739
> 70% and <= 90%	32,155	791	32,946	2,023	271	2,294	6,627	126	6,753	1,093
> 90% and <= 100%	5,644	343	5,987	1,162	170	1,332	1,932	59	1,991	80
> 100% and <= 110%	2,798	255	3,053	1,185	177	1,362	1,195	37	1,232	74
> 110% and <= 130%	1,431	197	1,628	2,430	424	2,854	1,181	37	1,218	42
> 130% and <= 150%	50	16	66	2,202	512	2,714	373	11	384	15
> 150%	-	-	-	3,778	1,619	5,397	250	9	259	34

Total with LTVs	95,355	2,452	97,807	16,206	3,529	19,735	20,843	424	21,267	8,050
Other (2)	477	12	489	-	15	15	308	2	310	672

Total	95,832	2,464	98,296	16,206	3,544	19,750	21,151	426	21,577	8,722

Total portfolio average LTV (3)	65%	78%	65%	112%	140%	117%	73%	81%	73%	51%

Average LTV on new originations during the year (3)	64%			73%			65%			n/a

For the notes to this table refer to the following page.

43

Appendix 3 Credit risk (continued)

Key loan portfolios: Residential mortgages (continued)

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	Performing £m	Non- performing £m	Total £m	£m

31 December 2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218	3,914
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882	2,802
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575	1,107
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068	100
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323	82
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305	56
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477	19
> 150%	-	-	-	3,156	1,290	4,446	365	14	379	32

Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227	8,112
Other (2)	486	12	498	-	-	-	292	19	311	674

Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538	8,786

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%	51%

Average LTV on new originations during the year (3)	65%			74%			64%			n/a

Notes:
(1)	Includes residential mortgages and home equity loans and lines (refer to page 46 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)
For all divisions except Wealth, average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage. For Wealth, LTVs are at point of origination and portfolio average LTVs are calculated on a ratio basis (ratio of outstanding balances to total property value). Wealth non-performing mortgage loans were minimal at £127 million (31 December 2012 - £108 million)

44

Appendix 3 Credit risk (continued)

Key loan portfolios: Residential mortgages (continued)

Key points

UK Retail
•
The UK Retail mortgage portfolio totalled £98.3 billion at 30 June 2013, a decrease of 0.8% from 31 December 2012. The assets were prime mortgages and included £8.5 billion (8.6% of the total portfolio) of residential buy-to-let lending. As at June 2013 approximately 40% of the portfolio consisted of fixed rate, 5% a combination of fixed and variable rates and the remainder variable rate mortgages (including those on managed rates).

•
During Q1 mortgage advisors were retrained in advance of the requirements of the Mortgage Market Review. As a result, new business volumes through the branch and telephone distribution channels fell. Gross new mortgage lending amounted to £5.5 billion in the first half of 2013 and average LTV by volume was 59.0% compared to 61.3% for 31 December 2012. The average LTV calculated by weighted loan-to-value of lending was 63.6% (31 December 2012 - 65.2%). The ratio of total lending to total property valuations was 55.2% (31 December 2012 - 56.3%).

•
Based on the Halifax Price Index at March 2013, the portfolio average indexed LTV by volume was 56.5% (31 December 2012 - 58.1%) and 65.0% by weighted value of debt outstanding (31 December 2012 - 66.8%). The ratio of total outstanding balances to total indexed property valuations was 47.1% (31 December 2012 - 48.5%).

•	The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), was broadly stable at 1.4% (31 December 2012 - 1.5%).

•	The impairment charge for mortgage loans was £25.5 million for the half year to June 2013 compared with £33.9 million in H2 2012.

Ulster Bank
•	Ulster Bank’s residential mortgage portfolio totalled £19.7 billion at 30 June 2013, with 88% in the Republic of Ireland and 12% in Northern Ireland.

•
The assets included £2.3 billion (12% of total) of residential buy-to-let loans. The interest rate product mix was approximately 67% on tracker rate, 23% on variable rate and 10% on fixed rate products.

•
The average individual LTV on new originations was 73% in H1 2013, (74% in H2 2012); the volume of new business remained very low. The maximum LTV available to Ulster Bank customers was 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95% (although Ulster Bank’s exposure is capped at 85% LTV).

•
The House Price Index was stable during H1 2013 so the underlying portfolio LTVs were unchanged. The reported increase in average portfolio LTV (112% at 31 December 2012 compared to 117% at 30 June 2013) resulted from refinements in the calculation to align with the LTV used for other purposes.

45

Appendix 3 Credit risk (continued)

Key loan portfolios: Residential mortgages (continued)

Key points (continued)

RBS Citizens
•	RBS Citizens residential real estate portfolio totalled £21.6 billion at 30 June 2013 (31 December 2012 - £21.5 billion). The Core business comprised 89% of the portfolio.

•
The portfolio comprised £6.2 billion (Core - £5.8 billion; Non-Core - £0.4 billion) of first lien residential mortgages (1% in second lien position) and £15.4 billion (Core - £13.5 billion; Non-Core - £1.9 billion) of home equity loans and lines (first and second liens). Home equity Core consisted of 48% in first lien position while Non-Core consisted of 95% in second lien position.

•
RBS Citizens continues to focus on the ‘footprint states’ in the regions of New England, the Mid Atlantic and the Mid West. At 30 June 2013, £18.2 billion (84% of the total portfolio) was within footprint.

•
Of the total residential real estate portfolio, 11% was in the Non-Core portfolio, of which the serviced by others (SBO) element was the largest component (75%). The SBO portfolio consisted of purchased pools of home equity loans and lines. In Q2 2013, 5.8% (annualised) of the portfolio was charged-off, an improvement from 2012 when the full year charge-off rate was 7.4%. Excluding one-time events the 2012 full year charge-off rate was 6.8%. The high rate was due to significant lending in out-of-footprint geographies, high (95%) second lien concentrations, and high LTV exposures (108% weighted average LTV at 30 June 2013). The SBO book was closed to new purchases from the third quarter of 2007 and is in run-off, with exposure down from £1.8 billion at 31 December 2012 to £1.7 billion at 30 June 2013. The arrears rate of the SBO portfolio continued to decrease (1.6% at 30 June 2013 compared to 1.9% at 31 December 2012) due primarily to portfolio liquidation (with highest risk borrowers charged-off) as well as more effective account servicing and collections.

•
The current weighted average LTV of the real estate portfolio decreased to 73% at 30 June 2013 from 75% at 31 December 2012, driven by increases in the Case-Shiller home price index from Q3 2012 to Q4 2012. The weighted average LTV of the real estate portfolio excluding SBO was 70%.

46

Appendix 3 Credit risk (continued)

Key loan portfolios (continued)

Interest only retail loans
The Group’s principal interest only retail loan portfolios include interest only mortgage lending in UK Retail, Ulster Bank and Wealth and RBS Citizens’ portfolios of home equity lines of credit (HELOC) and interest only mortgage portfolios. The table below analyses these interest only retail loans.

	30 June 2013		31 December 2012
	Mortgages £bn	Other loans £bn	Mortgages £bn	Other loans £bn

Variable rate	37.2	4.8	38.5	4.7
Fixed rate	8.2	0.5	8.1	0.8

Interest only loans	45.4	5.3	46.6	5.5
Mixed repayment (1)	8.5	-	8.8	-

Total	53.9	5.3	55.4	5.5

Note:
(1)	Mortgages with partial interest only and partial capital repayments.

The Group has reduced its exposure to interest only mortgages. UK Retail stopped offering interest only mortgages to residential owner occupied customers with effect from 1 December 2012. Interest only repayment remains an option for buy-to-let mortgages. Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or as part of its forbearance programme. RBS Citizens offers its customers interest only mortgages and conventional HELOC that enter an amortising repayment period after the interest only period. Wealth offers interest only mortgages to its high net worth customers.

The tables below analyse the Group’s interest only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by type, by contractual year of maturity and by originating division.
	2013 (1)	2014-15	2016-20	2021-25	2026-30	2031-40	After 2040	Total
30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.0	2.8	6.9	5.8	7.9	9.7	0.6	34.7
Conversion to amortising (2,3)	0.2	1.4	5.8	3.1	0.1	0.1	-	10.7

Total	1.2	4.2	12.7	8.9	8.0	9.8	0.6	45.4

	2013 (1)	2014-15	2016-20	2021-25	2026-30	2031-40	After 2040	Total
31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.4	2.9	6.8	5.9	8.1	9.9	0.7	35.7
Conversion to amortising (2,3)	0.5	1.7	5.8	2.7	0.1	0.1	-	10.9

Total	1.9	4.6	12.6	8.6	8.2	10.0	0.7	46.6

Notes:
(1)	2013 includes a small pre-2013 maturity exposure.
(2)	Includes £2.1 billion (31 December - £2.2 billion) of repayment mortgages that have been granted interest only concessions (forbearance).
(3)	Maturity date relates to the expiry of the interest only period.

47

Appendix 3 Credit risk (continued)

Key loan portfolios: Interest only retail loans (continued)

	Bullet principal repayment	Conversion to amortising	Total	% divisional mortgage lending
30 June 2013	£bn	£bn	£bn	%

Division
UK Retail	27.0	-	27.0	27.5
Ulster Bank	1.4	1.2	2.6	13.2
RBS Citizens	0.4	9.5	9.9	45.9
Wealth	5.9	-	5.9	67.6

Total	34.7	10.7	45.4

31 December 2012

Division
UK Retail	28.1	-	28.1	28.4
Ulster Bank	1.4	1.8	3.2	16.7
RBS Citizens	0.5	9.0	9.5	44.1
Wealth	5.7	0.1	5.8	66.0

Total	35.7	10.9	46.6

UK Retail
UK Retail’s interest only mortgages require full principal repayment (bullet) at the time of maturity. Typically such loans have terms of between 15 and 20 years. Contact strategies are in place to remind customers of their need to have an adequate repayment vehicle throughout the mortgage term. Of the bullet loans that matured in 2012, 60% had been fully repaid by 30 June 2013. The unpaid balance totalled £83 million, 93% of which continued to meet agreed payment arrangements (including balances that have been restructured on a capital repayment basis with eight months of the contract date; customers are allowed eight months leeway for their investment plan to mature and cashed in to repay the mortgage). Of the remaining loans, 72% had an indexed LTV of 70% or less with only 11.4% above 90%. Customers may be offered a short extension to the term of an interest only mortgage or a conversion of an interest only mortgage to one featuring repayment of both capital and interest, subject to affordability and characteristics such as the customers’ income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

Ulster Bank
Ulster Bank’s interest only mortgages require full principal repayment (bullet) at the time of maturity; or payment of both capital and interest from the end of the interest only period, typically seven years, so that customers meet their contractual repayment obligations. For bullet customers, contact strategies are in place to remind them of the need to repay principal at the end of the mortgage term.

48

Appendix 3 Credit risk (continued)

Key loan portfolios: Interest only retail loans (continued)
Of the bullet mortgages that matured in 2012 (£0.7 million), 29% had fully repaid by 30 June 2013 leaving residual balances of £0.5 million, 88% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in 2012 (£269 million), 68% were meeting the terms of a revised repayment schedule.

Ulster Bank also offers temporary interest only periods to customers as part of its forbearance programme. An interest only period of up to two years, is permitted after which the customer enters an amortising repayment period following further assessment of the customer’s circumstances. The affordability assessment conducted at the end of the forbearance period takes into consideration the repayment of the arrears that have accumulated based on original terms during the forbearance period. The customer’s delinquency status does not deteriorate further while forbearance repayments are maintained. Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

RBS Citizens
RBS Citizens has two portfolios of interest only loans. The first is a legacy portfolio of interest only HELOC loans (£0.4 billion at 30 June 2013) for which repayment of principal is due at maturity. The majority of these loans are due to mature between 2013 and 2015. Of those that matured in 2012, 67% had fully repaid by 30 June 2013 with residual balances of £30 million, 90% of which remained up-to-date with the terms of a revised repayment schedule. The second is an interest only portfolio of loans that convert to amortising after an interest only period of typically 10 years (£9.5 billion at June 2013 of which £8.8 billion were HELOCs). For these loans, the typical payments increase is currently 168% (average increase calculated at £221 per month). Delinquency rates showed a modest increase in the over 30 days’ arrears rate.
The table below analyses the Group’s retail mortgage portfolio between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.
30 June 2013	Interest only £bn	Other £bn	Total £bn

Arrears status
Current	43.2	95.1	138.3
1 to 90 days in arrears	1.1	3.3	4.4
90+ days in arrears	1.1	4.5	5.6

Total	45.4	102.9	148.3

Current LTV

<= 50%	10.4	23.7	34.1
> 50% and <= 70%	12.9	27.1	40.0
> 70% and <= 90%	13.1	30.0	43.1
> 90% and <= 100%	3.2	6.2	9.4
> 100% and <= 110%	2.2	3.5	5.7
> 110% and <= 130%	1.6	4.1	5.7
> 130% and <= 150%	0.6	2.6	3.2
> 150%	1.2	4.5	5.7

Total with LTVs	45.2	101.7	146.9
Other	0.2	1.2	1.4

Total	45.4	102.9	148.3

49

Appendix 3 Credit risk (continued)

Key loan portfolios: Interest only retail loans (continued)

31 December 2012	Interest only £bn	Other £bn	Total £bn

Arrears status
Current	44.4	94.4	138.8
1 to 90 days in arrears	1.0	3.3	4.3
90+ days in arrears	1.2	4.2	5.4

Total	46.6	101.9	148.5

Current LTV

<= 50%	10.3	22.9	33.2
> 50% and <= 70%	12.4	25.0	37.4
> 70% and <= 90%	13.6	31.2	44.8
> 90% and <= 100%	3.6	7.3	10.9
> 100% and <= 110%	2.4	4.0	6.4
> 110% and <= 130%	2.0	4.3	6.3
> 130% and <= 150%	0.8	2.4	3.2
> 150%	1.2	3.7	4.9

Total with LTVs	46.3	100.8	147.1
Other	0.3	1.1	1.4

Total	46.6	101.9	148.5

50

Appendix 3 Credit risk (continued)

Key loan portfolios (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 30 June 2013, Ulster Bank Group accounted for 10% of the Group’s total gross loans to customers (31 December 2012 - 10%) and 8% of the Group’s Core gross loans to customers (31 December 2012 - 8%). During the period, there was a modest improvement in the economic outlook for Ireland with key economic indicators such as tax revenue, house price indices and GDP growth forecast stabilising.

The impairment charge of £929 million for H1 2013 (H2 2012 - £1,174 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases as security values deteriorated.

Provisions as a percentage of risk elements in lending were 57% at 30 June 2013 in line with year end. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, as currently there is very limited liquidity in the Irish commercial and development market.

Risk elements in lending were £20.4 billion at 30 June 2013 (31 December 2012 - £18.8 billion). This included exposures of £1.2 billion relating to corporate customers which were 90 days past due but subject to on-going renegotiations and awaiting final agreement with the customers. The increase was also driven by foreign exchange movements of £0.7 billion, partially offset by write-offs totalling £0.3 billion.

Core
The impairment charge for H1 2013 of £503 million (H2 2012 - £647 million), while representing a decrease of £144 million on H2 2012, reflected the difficult economic climate in Ireland and its impact on default levels, particularly in the corporate portfolios. The mortgage sector accounted for £181 million (36%) of the total H1 2013 impairment charge (H2 2012 - £290 million), representing a decrease of £109 million.

Non-Core
The impairment charge for H1 2013 was £426 million (H2 2012 - £527 million), with the commercial real estate sector accounting for £372 million (87%).

51

Appendix 3 Credit risk (continued)

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)
The table below analyses Ulster Bank Group’s loans, REIL and impairments by sector.

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 June 2013
Core
Mortgages	19,750	3,429	1,758	17.4	51	8.9	181	10
Commercial real estate
- investment	3,634	1,895	696	52.1	37	19.2	97	11
- development	742	485	224	65.4	46	30.2	26	-
Other corporate	7,542	2,561	1,554	34.0	61	20.6	186	65
Other lending	1,287	208	198	16.2	95	15.4	13	23

	32,955	8,578	4,430	26.0	52	13.4	503	109

Non-Core
Commercial real estate
- investment	3,441	3,248	1,572	94.4	48	45.7	129	15
- development	7,404	7,282	4,863	98.4	67	65.7	243	205
Other corporate	1,558	1,296	797	83.2	61	51.2	54	4

	12,403	11,826	7,232	95.3	61	58.3	426	224

Ulster Bank Group
Mortgages	19,750	3,429	1,758	17.4	51	8.9	181	10
Commercial real estate
- investment	7,075	5,143	2,268	72.7	44	32.1	226	26
- development	8,146	7,767	5,087	95.3	65	62.4	269	205
Other corporate	9,100	3,857	2,351	42.4	61	25.8	240	69
Other lending	1,287	208	198	16.1	95	15.4	13	23

	45,358	20,404	11,662	45.0	57	25.7	929	333

52

Appendix 3 Credit risk (continued)

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	-
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33

	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23

	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33

	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Geographical analysis: Commercial real estate

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 June 2013
ROI	3,523	820	1,502	3,793	9,638
NI	1,064	209	623	1,961	3,857
UK (excluding NI)	1,363	81	78	171	1,693
RoW	14	1	8	10	33

	5,964	1,111	2,211	5,935	15,221

31 December 2012

ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33

	5,882	1,076	2,324	6,012	15,294

53

Appendix 3 Credit risk (continued)

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

Key points
•
The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £15.2 billion at 30 June 2013 (against which provisions of £7.4 billion were held on REIL of £12.9 billion), of which £10.8 billion or 71% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 31 December 2012, with 63.3% in Republic of Ireland (31 December 2012 - 62.6%), 25.3% in Northern Ireland (31 December 2012 - 26.0%), 11.1% in the UK excluding Northern Ireland (31 December 2012 - 11.1%) and the balance (<0.1%) in the Rest of World (primarily Europe).

•
Commercial real estate continues to be the sector driving the Ulster Bank Group defaulted loan book. Exposure to this sector fell by £73 million in the six months from 31 December 2012 despite an increase of £480 million due to foreign exchange movements. In line with the Group’s sector concentration risk reduction strategy, exposure to commercial real estate fell by £73 million over the period. The decline was driven by repayments of £354 million and write-offs of £200 million, partially offset by adverse exchange rate movements of £480 million.

•
The outlook for the property sector remains challenging. While there appear to be some signs of stabilisation in the main urban centres, the outlook remains negative for secondary property locations on the island of Ireland.

•
During H1, Ulster Bank saw further migration of commercial real estate exposures managed under the Group’s watchlist process, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial difficulties.

Residential mortgages
Mortgage lending portfolio analysis by country of location of the underlying security is set out below.

	30 June 2013	31 December 2012
	£m	£m

ROI	17,476	16,873
NI	2,274	2,289

	19,750	19,162

54

Appendix 3 Credit risk (continued)

Credit risk assets
Credit risk assets analysed in this appendix are presented to supplement the balance sheet related credit risk analyses on pages 2 to 12. Credit risk assets consist of:
●	Lending - cash and balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);
●
Rate risk management, which includes exposures arising from foreign exchange transactions, interest rate swaps, credit default swaps and options. Exposures are mitigated by (i) offsetting in-the-money and out-of-the-money transactions where such transactions are governed by legally enforcing netting agreements; and (ii) the receipt of financial collateral (primarily cash and bonds) using industry standard collateral agreements.

●	Contingent obligations, primarily letters of credit and guarantees.

Credit risk assets exclude issuer risk (primarily debt securities) and reverse repurchase arrangements. They take account of legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.
Divisional analysis of credit risk assets	30 June 2013 £m	31 December 2012 £m

UK Retail	112,755	114,120
UK Corporate	99,223	101,148
Wealth	20,588	19,913
International Banking	60,698	64,518
Ulster Bank	34,650	34,232
US Retail & Commercial	58,139	55,036

Retail & Commercial	386,053	388,967
Markets	89,901	106,336
Other	81,496	65,186

Core	557,450	560,489
Non-Core	55,140	65,220

	612,590	625,709

Key points
●
The trends in the portfolio continue to reflect the Group’s strategy, with the £13.1 billion reduction in overall credit risk assets driven by a decrease in exposure in the Non-Core division. At 30 June 2013, Non-Core accounted for 9% of the overall Group credit assets (31 December 2012 - 10%).

●
Exposure in the Retail & Commercial divisions remained broadly stable, with a fall in International Banking offset by growth in US Retail & Commercial and Wealth. The reduction in International Banking was spread across all sectors and geographies. The increase in US Retail & Commercial was predominantly due to exchange rate movements.

●
Exposure in Markets declined during the period, primarily driven by a reduction in CDS activities. There was also a reduction in other rate risk management products, reduced placement activity with central banks and in securitisation exposure. This was offset by an increase in ‘Other’ (predominantly consisting of Group Treasury’s exposure to central banks in the UK, US and Germany) which is a function of the Group’s liquidity requirements and cash positions.

●
Non-Core declined by £10.1 billion (15.5% of the 2012 portfolio) during the period, mainly due to repayments, run offs, and disposals. The property, TMT and natural resources sectors accounted for 76% of the reduction in Non-Core.

55

Appendix 3 Credit risk (continued)

Credit risk assets (continued)

Asset quality
The Group categorises exposures by credit grade for risk management and reporting purposes. Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for each customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and, for wholesale exposures, a master grading scale which is used for internal management reporting across portfolios. As a result, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need.

The table below shows credit risk assets by asset quality (AQ) band:

		30 June 2013				31 December 2012
Asset quality band	Probability of default range	Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %

AQ1	0% - 0.034%	139,949	4,603	144,552	23.6	131,772	7,428	139,200	22.2
AQ2	0.034% - 0.048%	25,694	2,410	28,104	4.6	25,334	2,241	27,575	4.4
AQ3	0.048% - 0.095%	44,179	1,661	45,840	7.5	43,925	2,039	45,964	7.3
AQ4	0.095% - 0.381%	103,893	5,910	109,803	17.9	112,589	6,438	119,027	19.0
AQ5	0.381% - 1.076%	89,845	5,411	95,256	15.5	92,130	7,588	99,718	15.9
AQ6	1.076% - 2.153%	47,558	4,008	51,566	8.4	45,808	5,525	51,333	8.2
AQ7	2.153% - 6.089%	33,664	3,681	37,345	6.1	32,720	5,544	38,264	6.1
AQ8	6.089% - 17.222%	10,826	1,691	12,517	2.0	13,091	1,156	14,247	2.4
AQ9	17.222% - 100%	8,509	1,697	10,206	1.7	8,849	2,073	10,922	1.8
AQ10	100%	22,830	22,204	45,034	7.4	21,562	22,845	44,407	7.1
Other (1)		30,503	1,864	32,367	5.3	32,709	2,343	35,052	5.6

		557,450	55,140	612,590	100	560,489	65,220	625,709	100

Note:
(1)
‘Other’ largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

56

Appendix 3 Credit risk (continued)

Credit risk assets: Asset quality (continued)
	30 June 2013		31 December 2012
AQ10 credit risk assets by division	AQ10 £m	% of divisional credit risk assets %	AQ10 £m	% of divisional credit risk assets %

UK Retail	4,883	4.3	4,998	4.4
UK Corporate	6,664	6.7	6,310	6.2
International Banking	654	1.1	612	0.9
Ulster Bank	9,366	27.0	8,236	24.1
US Retail & Commercial	636	1.1	633	1.2

Retail & Commercial	22,203	5.8	20,789	5.3
Markets	627	0.7	773	0.7

Core	22,830	4.1	21,562	3.8
Non-Core	22,204	40.3	22,845	35.0

	45,034	7.4	44,407	7.1

Key points
●	Trends in asset quality of the Group’s credit risk exposures in the first half of 2013 reflected changes in the composition of the Core portfolio and the run-off of Non-Core assets.

●	The increase in the Group’s Core exposures within the AQ1 band reflected the increase in the Group Treasury’s exposure to sovereigns.

●
Defaulted assets (AQ10) in the Core divisions were concentrated in the personal (41%) and property (29%) sectors, with the remainder spread across other corporate sectors. Core defaulted assets in the personal sector were spread evenly between UK Retail and Ulster Bank, and remained stable over the period. The transport sector showed further signs of stress, with defaulted assets in the shipping sub-sector increasing during the period in UK Corporate.

●	Weaknesses in the commercial real estate market continued to be the main cause of defaulted assets within Non-Core, with approximately 85% of the defaulted assets in Non-Core in that sector.

●
Given the weak Irish economy, the stock of defaulted assets in the Ulster Bank portfolio continued to grow, driven by the exposure to the personal and property sectors. Refer to the Risk management section on Ulster Bank Group (Core and Non-Core) for more details.

57

Appendix 3 Credit risk (continued)

Credit risk assets: By sector and geographical region

30 June 2013	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (1) £m	Total £m	Core £m	Non- Core £m

Personal	127,674	19,629	31,140	1,451	45	968	180,907	177,314	3,593
Banks	2,440	32,370	5,621	7,413	1,364	2,067	51,275	50,813	462
Other financial institutions	17,980	13,703	9,420	2,661	3,951	591	48,306	43,574	4,732
Sovereign (2)	46,404	17,255	27,097	2,798	50	969	94,573	92,924	1,649
Property	52,009	22,744	6,498	769	2,035	1,259	85,314	57,053	28,261
Natural resources	5,846	4,869	6,381	4,453	1,743	1,370	24,662	22,250	2,412
Manufacturing	9,159	5,624	6,373	2,035	378	1,136	24,705	23,717	988
Transport (3)	12,616	5,346	4,029	4,860	2,136	4,607	33,594	26,450	7,144
Retail and leisure	16,802	4,773	5,246	944	539	712	29,016	26,173	2,843
Telecommunications, media and technology	3,647	2,877	3,205	1,623	30	395	11,777	10,025	1,752
Business services	16,685	3,194	6,521	913	963	185	28,461	27,157	1,304

	311,262	132,384	111,531	29,920	13,234	14,259	612,590	557,450	55,140

31 December 2012

Personal	129,431	19,256	30,664	1,351	39	926	181,667	177,880	3,787
Banks	5,023	36,573	6,421	8,837	1,435	2,711	61,000	60,609	391
Other financial institutions	20,997	13,398	10,189	2,924	4,660	789	52,957	47,425	5,532
Sovereign (2)	38,870	26,002	14,265	2,887	64	1,195	83,283	81,636	1,647
Property	54,831	23,220	7,051	1,149	2,979	1,280	90,510	56,566	33,944
Natural resources	6,103	5,911	6,758	4,129	690	1,500	25,091	21,877	3,214
Manufacturing	9,656	5,587	6,246	2,369	572	1,213	25,643	24,315	1,328
Transport (3)	12,298	5,394	4,722	5,065	2,278	4,798	34,555	26,973	7,582
Retail and leisure	17,229	5,200	4,998	1,103	270	658	29,458	26,203	3,255
Telecommunications, media and technology	4,787	3,572	3,188	1,739	127	346	13,759	10,815	2,944
Business services	17,089	3,183	5,999	581	780	154	27,786	26,190	1,596

	316,314	147,296	100,501	32,134	13,894	15,570	625,709	560,489	65,220

Notes:
(1)	Comprises Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

58

Appendix 3 Credit risk (continued)

Credit risk assets: By sector and geographical region (continued)

Key points
●
Conditions in financial markets and evolution of the Group’s strategy continued to impact on the composition of its portfolio during 2012 and into the first half of 2013. The following key trends were observed:

	○	A 14% increase in exposures to sovereign, driven by an increase in the Group’s placing of deposits with central banks;
	○	A 16% decrease in exposures to banks, partly reflecting the reduction in CDS activities. There was also a general reduction in activity in eurozone peripheral countries as risk appetite was reduced.
	○	A 9% decrease in exposures to other financial institutions partly driven by a reduction in exposure to securitisation vehicles; and
	○	A 6% decrease in exposures to the property sector.

●
The Group’s sovereign portfolio comprised exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the Group’s key markets in the UK, Western Europe and the US. It predominantly comprised cash balances placed with central banks such as the Bank of England, the Federal Reserve and within the Eurosystem (including the European Central Bank and central banks in the Eurozone). Asset quality of this portfolio was high with 95% assigned an internal rating in the AQ1 asset quality band. Exposure to sovereigns fluctuated according to the Group’s liquidity requirements and cash positions, which determine the level of cash placed with central banks.

●
The banking sector was one of the largest in the Group’s portfolio. Exposures were well diversified geographically, largely collateralised, and tightly controlled through a combination of a single name concentration framework and a suite of credit policies designed to ensure compliance with sector and country limits. The decrease in exposure was primarily the result of reduced activity with European counterparties.

●
The Group’s exposure to the property sector totalled £85.3 billion at 30 June 2013 (a 6% decline from 31 December 2012), the majority of which related to commercial real estate (refer to the Risk Management section on commercial real estate for further details). The remainder comprised lending to construction companies (10%), housing associations (10%) and building material groups (3%) which remained stable during the period.

●
Exposure to the transport sector included asset-backed exposure to ocean-going vessels. The cyclical downturn observed in the shipping sector since 2008 showed no sign of improvement in H1 2013, with an oversupply of vessels and lower charter rates continuing. Defaulted assets (AQ10) within the shipping sector represented 9% of the total exposure to this sector (31 December 2012 - 5%), the majority of which arose in UK Corporate.

●
Exposure to the retail and leisure sector remained broadly stable during the period. The market outlook for this sector remained challenging and efforts were made to rebalance the portfolio towards sectors perceived to be resilient to macroeconomic volatility (e.g. food and beverages), leading to stable credit metrics overall.

59

Appendix 4

Market risk

Appendix 4 Market risk

Contents
Trading revenues	2
Structured credit portfolio	3
Market risk capital	4

1

Appendix 4 Market risk (continued)

Trading revenues
The graph below shows the daily distribution of trading and related revenues for Markets for the half years ended 30 June 2013 and 30 June 2012.

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in that specific month.

Key points
•
Markets focused on reducing its balance sheet and lowering risk during H1 2013. This combined with a weaker trading performance and market uncertainty following the Federal Reserve’s comments about a tapering of quantitative easing, limiting opportunities for income generation. In contrast, H1 2012 performance was stronger as global markets were boosted by the European Central Bank’s Long Term Refinancing Operation.

•
The average daily revenue earned by Markets’ trading activities in H1 2013 was £12 million, compared with £22 million in H1 2012. The standard deviation of the daily revenues decreased from £16 million to £11 million. The number of days with negative revenue increased to 13 from nine. The most frequent daily revenue range was between £10 million and £15 million, which occurred 27 times. In H1 2012, the most frequent daily revenue range was between £20 million and £25 million, which occurred 19 times.

2

Appendix 4 Market risk (continued)

Structured credit portfolio
The structured credit portfolio is within Non-Core. These assets are managed on a third party asset and risk-weighted assets basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	26	26	-	-	-	22	22
3-4 years	-	-	20	48	68	-	-	20	45	65
4-5 years	-	-	39	-	39	-	-	37	-	37
5-10 years	-	399	25	-	424	-	385	20	-	405
>10 years	267	128	228	232	855	112	121	163	141	537

	267	527	312	306	1,412	112	506	240	208	1,066

31 December 2012

1-2 years	-	-	-	80	80	-	-	-	74	74
3-4 years	-	-	27	82	109	-	-	24	76	100
4-5 years	-	-	95	-	95	-	-	86	-	86
5-10 years	-	310	92	-	402	-	295	44	-	339
>10 years	289	279	380	398	1,346	116	256	253	254	879

	289	589	594	560	2,032	116	551	407	404	1,478

Notes:
(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.
(4)	Asset-backed securities.

Key point
•
The drawn notional and fair value decreased to £1.4 billion and £1.1 billion respectively reflecting the sale of underlying assets from CDO collateral pools and legacy conduits. The reductions were across all asset classes.

3

Appendix 4 Market risk (continued)

Market risk capital
Minimum capital requirements
The following table analyses the principal model-based contributors to the market risk minimum capital requirement, calculated in accordance with Basel 2.5.

	30 June 2013				Period end 31 December 2012
	Average (1)	Maximum (1)	Minimum (1)	Period end
	£m	£m	£m	£m	£m

Value-at-risk (VaR) (1)	825	875	783	810	825
Stressed VaR (SVaR)	1,185	1,266	1,120	1,134	1,226
Incremental risk charge (IRC)	426	458	405	414	467
All price risk (APR)	12	13	10	12	12

Note:
(1)	The average, maximum and minimum are based on the monthly Pillar 1 model based capital requirements.

Key points
•
SVaR increased slightly in January as the Markets Delta business repositioned its exposures to longer-dated maturities. The SVaR then decreased over the remainder of H1 2013, reflecting continued de-risking by a number of Markets businesses.

•
The IRC fell in January 2013 as Markets businesses reduced exposures, then increased in April 2013 as the Markets Delta business repositioned its exposure to peripheral eurozone countries. The IRC then fell as the business reduced its exposures to European and peripheral eurozone countries over the remainder of the period.

4

Appendix 5

Country risk

Appendix 5 Country risk

Contents
Total eurozone	2
Eurozone periphery - total	4
Eurozone periphery - by country	6
Eurozone non-periphery - total	22
Eurozone non-periphery - by country	26

1

Appendix 5 Country risk (continued)

Total eurozone

						HFT debt securities			Net					Gross
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	Long	Short	Total debt securities	Derivatives	Repos	Balance sheet	Off-balance sheet	Total	Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	661	-	-	9,868	38	18,918	9,294	19,492	1,616	-	21,769	49	21,818	4,604	492
Central bank	13,286	-	-	-	-	-	-	-	23	-	13,309	-	13,309	25	5,338
Other banks	4,930	-	-	4,352	(164)	875	685	4,542	21,383	1,316	32,171	4,393	36,564	119,232	33,624
Other FI	3,660	-	-	9,193	(866)	858	363	9,688	7,767	867	21,982	6,740	28,722	14,243	20,763
Corporate	36,983	14,948	8,019	124	-	526	77	573	2,796	23	40,375	28,408	68,783	3,950	665
Personal	19,065	3,612	1,939	-	-	-	-	-	-	-	19,065	785	19,850	-	-

	78,585	18,560	9,958	23,537	(992)	21,177	10,419	34,295	33,585	2,206	148,671	40,375	189,046	142,054	60,882

31 December 2012

Government	678	-	-	11,487	267	17,430	8,469	20,448	1,797	-	22,923	783	23,706	5,307	-
Central bank	21,969	-	-	-	-	-	-	-	35	-	22,004	-	22,004	36	4,648
Other banks	4,257	-	-	5,588	(509)	1,021	611	5,998	25,956	1,161	37,372	4,400	41,772	148,534	28,679
Other FI	4,237	-	-	9,367	(1,081)	1,261	142	10,486	7,595	727	23,045	5,537	28,582	15,055	16,124
Corporate	37,351	14,253	7,451	794	33	311	115	990	3,594	24	41,959	29,061	71,020	4,945	732
Personal	18,512	3,351	1,733	-	-	-	-	-	1	-	18,513	743	19,256	1	-

	87,004	17,604	9,184	27,236	(1,290)	20,023	9,337	37,922	38,978	1,912	165,816	40,524	206,340	173,878	50,183

2

Appendix 5 Country risk (continued)

Total eurozone (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	45,910	44,223	1,896	(2,065)	40,154	38,580	1,407	(1,405)
Other banks	6,035	5,692	137	(104)	13,249	13,014	266	(217)
Other FI	5,671	4,674	149	(130)	11,015	9,704	104	(92)
Corporate	14,255	11,732	(221)	233	39,639	35,851	(455)	465

	71,871	66,321	1,961	(2,066)	104,057	97,149	1,322	(1,249)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	6,822	245	29,424	893	5,743	221	-	-	41,989	1,359
Other FI	10,784	170	16,386	442	1,734	(12)	978	2	29,882	602

	17,606	415	45,810	1,335	7,477	209	978	2	71,871	1,961

31 December 2012

Banks	8,828	126	34,862	597	8,056	204	-	-	51,746	927
Other FI	23,912	88	23,356	319	4,111	(17)	932	5	52,311	395

	32,740	214	58,218	916	12,167	187	932	5	104,057	1,322

3

Appendix 5 Country risk (continued)

Eurozone periphery

						HFT debt securities			Net					Gross
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	Long	Short	Total debt securities	Derivatives	Repos	Balance sheet	Off-balance sheet	Total	Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	42	-	-	688	(101)	4,428	2,853	2,263	108	-	2,413	14	2,427	275	-
Central bank	138	-	-	-	-	-	-	-	-	-	138	-	138	-	431
Other banks	251	-	-	3,715	(388)	102	160	3,657	3,682	88	7,678	81	7,759	24,830	8,027
Other FI	782	-	-	2,069	(376)	268	165	2,172	760	137	3,851	1,206	5,057	1,531	4,520
Corporate	24,008	13,179	7,446	78	-	275	3	350	1,332	-	25,690	5,274	30,964	1,630	-
Personal	18,849	3,590	1,920	-	-	-	-	-	-	-	18,849	652	19,501	-	-

	44,070	16,769	9,366	6,550	(865)	5,073	3,181	8,442	5,882	225	58,619	7,227	65,846	28,266	12,978

31 December 2012

Government	51	-	-	644	(132)	3,686	2,698	1,632	134	-	1,817	16	1,833	361	-
Central bank	107	-	-	-	-	-	-	-	-	-	107	-	107	-	-
Other banks	299	-	-	3,551	(660)	165	131	3,585	4,093	476	8,453	75	8,528	29,706	4,186
Other FI	812	-	-	2,065	(541)	466	40	2,491	746	103	4,152	1,414	5,566	1,557	4,136
Corporate	24,362	12,146	6,757	192	2	128	40	280	1,678	-	26,320	5,414	31,734	2,027	326
Personal	18,292	3,347	1,713	-	-	-	-	-	1	-	18,293	611	18,904	1	-

	43,923	15,493	8,470	6,452	(1,331)	4,445	2,909	7,988	6,652	579	59,142	7,530	66,672	33,652	8,648

4

Appendix 5 Country risk (continued)

Eurozone periphery (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	28,778	28,485	1,789	(2,058)	24,785	24,600	1,452	(1,459)
Other banks	1,848	1,762	98	(80)	6,023	5,996	230	(202)
Other FI	1,333	1,151	40	(32)	2,592	2,350	76	(67)
Corporate	2,406	1,700	37	(31)	5,824	5,141	52	(47)

	34,365	33,098	1,964	(2,201)	39,224	38,087	1,810	(1,775)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	3,499	208	14,867	921	4,410	166	-	-	22,776	1,295
Other FI	3,323	192	7,568	465	420	12	278	-	11,589	669

	6,822	400	22,435	1,386	4,830	178	278	-	34,365	1,964

31 December 2012

Banks	3,517	153	14,725	780	5,153	214	-	-	23,395	1,147
Other FI	5,647	240	9,021	401	896	22	265	-	15,829	663

	9,164	393	23,746	1,181	6,049	236	265	-	39,224	1,810

5

Appendix 5 Country risk (continued)

Eurozone periphery by country: Ireland

						HFT debt securities			Net					Gross
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	Long	Short	Total debt securities	Derivatives	Repos	Balance sheet	Off-balance sheet	Total	Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	42	-	-	137	(14)	34	26	145	-	-	187	3	190	6	-
Central bank	116	-	-	-	-	-	-	-	-	-	116	-	116	-	-
Other banks	88	-	-	113	(3)	19	(3)	135	625	88	936	-	936	12,318	3,706
Other FI	519	-	-	85	-	133	11	207	586	137	1,449	656	2,105	1,300	4,484
Corporate	18,062	12,070	6,853	-	-	155	-	155	320	-	18,537	1,785	20,322	333	-
Personal	18,452	3,528	1,891	-	-	-	-	-	-	-	18,452	553	19,005	-	-

	37,279	15,598	8,744	335	(17)	341	34	642	1,531	225	39,677	2,997	42,674	13,957	8,190

31 December 2012

Government	42	-	-	127	(23)	79	56	150	2	-	194	2	196	6	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	98	-	-	191	(6)	18	1	208	695	476	1,477	-	1,477	15,258	3,547
Other FI	532	-	-	46	-	325	2	369	583	103	1,587	601	2,188	1,365	4,121
Corporate	17,921	11,058	6,226	60	-	-	-	60	411	-	18,392	1,840	20,232	436	326
Personal	17,893	3,286	1,686	-	-	-	-	-	1	-	17,894	515	18,409	1	-

	36,559	14,344	7,912	424	(29)	422	59	787	1,692	579	39,617	2,958	42,575	17,066	7,994

6

Appendix 5 Country risk (continued)

Eurozone periphery by country: Ireland (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,599	2,607	38	(78)	2,486	2,525	72	(71)
Other banks	1	1	-	-	43	32	1	(2)
Other FI	343	279	5	(14)	759	677	21	(33)
Corporate	174	113	(9)	9	236	165	(17)	17

	3,117	3,000	34	(83)	3,524	3,399	77	(89)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	211	-	1,443	23	14	-	-	-	1,668	23
Other FI	465	12	848	(6)	136	5	-	-	1,449	11

	676	12	2,291	17	150	5	-	-	3,117	34

31 December 2012

Banks	214	6	1,461	41	32	(1)	-	-	1,707	46
Other FI	528	16	970	7	319	8	-	-	1,817	31

	742	22	2,431	48	351	7	-	-	3,524	77

7

Appendix 5 Country risk (continued)

Eurozone periphery by country: Ireland (continued)

Key points
•
Ulster Bank Group’s (UBG) Irish exposure comprises personal lending (largely mortgages) and corporate lending and commitments, as well as some lending to financial institutions (refer to the UBG section on page 52 of Appendix 3 for further details). International Banking also has lending and commitments, and Markets has derivatives and repo exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•
Total exposure remained broadly unchanged at £42.7 billion, with some increase in personal lending driven by currency movements offset by small decreases in repos, derivatives and debt securities. Risk elements in lending and provisions increased by £1.3 billion and £0.8 billion, respectively with most of it relating to corporate lending.

•	Government and central bank

Exposure to the central bank fluctuates and is driven by regulatory requirements and deposits of excess liquidity.

•	Financial institutions

Markets, International Banking and UBG together account for the large majority of the Group’s exposure to financial institutions. The main categories are derivatives and repos, where exposure is significantly affected by market movements but much of it is collateralised.

Repo exposure to banks declined by £0.4 billion as one large position matured.

•	Corporate

Lending increased slightly to £18.1 billion. Commercial real estate lending amounted to £10.7 billion at 30 June 2013 (nearly all in UBG; £7.9 billion of this was in Non-Core), up £0.2 billion due to exchange rate movements. Commercial real estate lending included REIL of £8.7 billion, 56% of which were covered by provisions.

•	Personal

Overall lending increased by £0.6 billion. Residential mortgage loans amounted to £17.5 billion at 30 June 2013, including REIL of £3.3 billion with loan provisions of £1.7 billion. The housing market continued to suffer from weak domestic demand, although house prices stabilised at approximately 50% below their 2007 peak.

•	Non-Core (included above)

Non-Core lending was £9.6 billion at 30 June 2013, slightly up due to foreign exchange movements and with adverse market conditions still hampering the sale of assets. The lending portfolio largely consisted of exposures to commercial real estate (83%), retail (4%) and leisure (4%).

8

Appendix 5 Country risk (continued)

Eurozone periphery by country: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	44	(5)	973	432	585	9	-	594	11	605	34	-
Other banks	15	-	-	3,532	(377)	42	94	3,480	1,026	-	4,521	40	4,561	4,244	3,627
Other FI	6	-	-	1,820	(376)	78	68	1,830	17	-	1,853	50	1,903	43	-
Corporate	3,918	652	353	-	-	47	-	47	374	-	4,339	1,624	5,963	388	-
Personal	341	62	29	-	-	-	-	-	-	-	341	57	398	-	-

	4,280	714	382	5,396	(758)	1,140	594	5,942	1,426	-	11,648	1,782	13,430	4,709	3,627

31 December 2012

Government	-	-	-	37	(10)	786	403	420	18	-	438	14	452	56	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	1	-	-	3,169	(634)	100	76	3,193	1,254	-	4,448	42	4,490	5,116	610
Other FI	59	-	-	1,661	(540)	96	18	1,739	26	-	1,824	139	1,963	50	-
Corporate	4,260	601	246	4	-	36	18	22	456	-	4,738	1,373	6,111	472	-
Personal	340	61	27	-	-	-	-	-	-	-	340	56	396	-	-

	4,666	662	273	4,871	(1,184)	1,018	515	5,374	1,754	-	11,794	1,624	13,418	5,694	610

9

Appendix 5 Country risk (continued)

Eurozone periphery by country: Spain (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	6,702	6,709	430	(450)	5,934	5,905	361	(359)
Other banks	291	249	5	(2)	1,583	1,609	34	(30)
Other FI	812	715	31	(14)	1,209	1,061	47	(28)
Corporate	680	426	12	(7)	2,263	2,011	7	(4)

	8,485	8,099	478	(473)	10,989	10,586	449	(421)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	583	32	3,191	210	978	51	-	-	4,752	293
Other FI	1,165	55	2,266	125	210	5	92	-	3,733	185

	1,748	87	5,457	335	1,188	56	92	-	8,485	478

31 December 2012

Banks	646	27	3,648	168	1,409	65	-	-	5,703	260
Other FI	2,335	72	2,539	109	324	8	88	-	5,286	189

	2,981	99	6,187	277	1,733	73	88	-	10,989	449

10

Appendix 5 Country risk (continued)

Eurozone periphery by country: Spain (continued)

Key points
•
Exposure to Spain is driven by corporate lending in International Banking, derivative position with large banks in Markets and a sizeable AFS mortgage-backed (largely covered bond) portfolio held within the liquidity portfolio managed by Group Treasury.

•	Group exposure was stable at £13.4 billion, with some reductions in corporate lending and in derivatives exposure to banks alongside an increase in AFS debt securities issued by banks.

•	Government and central bank

The Group has a trading portfolio of Spanish government debt and CDS exposures that can result in fluctuations between long and short positions for HFT debt securities.

•	Financial institutions

The Group’s largest exposure was the AFS securities (mainly the covered bond portfolio) with a fair value of £5.4 billion at 30 June 2013 - an increase of £0.5 billion due to improving market sentiment for Spanish bonds and the resulting narrowing of spreads and higher prices. The Group monitors the situation closely with periodic stress analyses.

Derivatives exposure, mostly to Spanish international banks and a few of the large regional banks, and mostly collateralised, decreased by £0.2 billion to £1.0 billion at 30 June 2013, in part as a result of the sale of European CDS positions. Gross repos with large Spanish banks increased by £3.0 billion while net repo exposure remained at nil.

Lending to non-bank financial institutions decreased to de minimis levels, the result of active risk management.

•	Corporate

Lending decreased by £0.3 billion to £3.9 billion during H1 2013, due to reductions across a range of sectors. Commercial real estate lending increased slightly as a result of exchange rate movements, to £1.8 billion at 30 June 2013, practically all in Non-Core. The majority of REIL and loan provisions related to commercial real estate lending.

•	Non-Core (included above)

At 30 June 2013, Non-Core had lending to Spain of £2.7 billion, unchanged since 31 December 2012 due to the euro appreciation and with adverse market conditions preventing the sale of assets. Commercial real estate (65%), construction (14%) and electricity (9%) sectors accounted for the majority of the lending.

11

Appendix 5 Country risk (continued)

Eurozone periphery by country: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	430	(66)	3,396	2,378	1,448	73	-	1,521	-	1,521	81	-
Central bank	22	-	-	-	-	-	-	-	-	-	22	-	22	-	431
Other banks	148	-	-	-	-	22	67	(45)	1,434	-	1,537	41	1,578	7,495	-
Other FI	256	-	-	163	-	37	71	129	113	-	498	497	995	114	-
Corporate	1,298	56	14	35	-	55	-	90	513	-	1,901	1,590	3,491	780	-
Personal	24	-	-	-	-	-	-	-	-	-	24	13	37	-	-

	1,748	56	14	628	(66)	3,510	2,516	1,622	2,133	-	5,503	2,141	7,644	8,470	431

31 December 2012

Government	9	-	-	408	(81)	2,781	2,224	965	80	-	1,054	-	1,054	131	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	21	-	-
Other banks	200	-	-	125	(8)	42	54	113	1,454	-	1,767	33	1,800	8,428	3
Other FI	218	-	-	357	(1)	23	1	379	99	-	696	671	1,367	100	-
Corporate	1,392	34	5	87	2	85	22	150	664	-	2,206	1,900	4,106	938	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	35	-	-

	1,863	34	5	977	(88)	2,931	2,301	1,607	2,297	-	5,767	2,616	8,383	9,597	3

12

Appendix 5 Country risk (continued)

Eurozone periphery by country: Italy (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	15,824	15,622	1,024	(1,199)	13,181	13,034	717	(754)
Other banks	1,299	1,280	84	(74)	3,537	3,488	163	(139)
Other FI	170	152	4	(3)	616	607	8	(5)
Corporate	848	520	11	(8)	2,580	2,295	28	(20)

	18,141	17,574	1,123	(1,284)	19,914	19,424	916	(918)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,127	134	8,350	576	3,055	79	-	-	13,532	789
Other FI	1,049	78	3,381	253	62	3	117	-	4,609	334

	3,176	212	11,731	829	3,117	82	117	-	18,141	1,123

31 December 2012

Banks	2,113	81	7,755	432	3,252	105	-	-	13,120	618
Other FI	2,120	96	4,344	194	218	8	112	-	6,794	298

	4,233	177	12,099	626	3,470	113	112	-	19,914	916

13

Appendix 5 Country risk (continued)

Eurozone periphery by country: Italy (continued)

Key points
•	Exposure to Italy is driven by active trading and derivatives exposure in Markets and corporate lending in International Banking.

•
The Group continued to reduce and mitigate its risk through strategic exits where appropriate and through increased collateral requirements. Exposure decreased by £0.7 billion, largely in off-balance sheet exposure to corporates and non-bank financial institutions

•	Government and central bank

The Group is a market-maker in Italian government bonds with large and fluctuating gross long and short positions in HFT debt securities and an active CDS portfolio. An increase in the net long HFT position in government bonds of £0.5 billion during H1 2013 reflecting yield related net acquisitions was partly matched by an increase in the net bought CDS protection of £0.2 billion.

•	Financial institutions

The majority of the Group’s exposure is to the top five banks. The Group’s product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. Risk is mitigated by fully collateralised facilities.

The AFS bond exposure to financial institutions was reduced by £0.3 billion due to sales during H1 2013.

•	Corporate

Lending exposure declined slightly by £0.1 billion during H1 2013, to £1.3 billion. Off-balance sheet exposure decreased £0.3 billion, primarily in the electricity sector.

•	Non-Core (included above)

Non-Core lending was £0.9 billion at 30 June 2013, slightly down from 31 December 2012. The remaining lending was mainly to the commercial real estate (30%), leisure (20%) and electricity (17%) sectors.

14

Appendix 5 Country risk (continued)

Eurozone periphery by country: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	77	(16)	24	17	84	18	-	102	-	102	18	-
Other banks	-	-	-	70	(8)	19	2	87	308	-	395	-	395	393	694
Other FI	-	-	-	1	-	20	15	6	44	-	50	3	53	44	-
Corporate	261	212	149	43	-	15	-	58	67	-	386	214	600	71	-
Personal	6	-	-	-	-	-	-	-	-	-	6	8	14	-	-

	267	212	149	191	(24)	78	34	235	437	-	939	225	1,164	526	694

31 December 2012

Government	-	-	-	72	(18)	28	15	85	17	-	102	-	102	17	-
Other banks	-	-	-	66	(12)	5	-	71	380	-	451	-	451	481	26
Other FI	-	-	-	1	-	21	11	11	38	-	49	3	52	38	-
Corporate	336	253	188	41	-	7	-	48	79	-	463	247	710	82	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	15	-	-

	343	253	188	180	(30)	61	26	215	514	-	1,072	258	1,330	618	26

15

Appendix 5 Country risk (continued)

Eurozone periphery by country: Portugal (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,651	3,545	297	(331)	3,182	3,134	302	(275)
Other banks	254	229	8	(3)	856	863	31	(30)
Other FI	8	5	-	(1)	8	5	-	(1)
Corporate	447	381	7	(8)	426	353	3	(7)

	4,360	4,160	312	(343)	4,472	4,355	336	(313)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	542	39	1,842	109	363	36	-	-	2,747	184
Other FI	527	37	1,040	92	12	(1)	34	-	1,613	128

	1,069	76	2,882	201	375	35	34	-	4,360	312

31 December 2012

Banks	480	34	1,805	133	460	45	-	-	2,745	212
Other FI	534	38	1,126	88	35	(2)	32	-	1,727	124

	1,014	72	2,931	221	495	43	32	-	4,472	336

16

Appendix 5 Country risk (continued)

Eurozone periphery by country: Portugal (continued)

Key points
•
The Portuguese portfolio, managed from Spain, mainly consists of corporate lending and derivatives trading with the largest local banks. In line with the Group’s de-risking strategy, there is no medium-term activity, with the exception of collateralised business.

•
Group exposure declined further during H1 2013 to £1.2 billion, a reduction of £0.2 billion mostly in lending, derivatives and off-balance sheet exposure. Net bought CDS protection increased to £0.2 billion as a result of ongoing management of positions arising from flow trading.

•	Government and central bank

The Group’s exposure to the Portuguese government at 30 June 2013 was unchanged at £0.1 billion, comprising a small AFS debt securities position and very small derivatives and net long HFT positions.

•	Financial institutions

The remaining exposure was largely focused on the top four systemically important banks. Exposures generally consisted of collateralised trading products.

•	Corporate

Lending to the telecoms sector and off-balance sheet exposure to the oil and gas sector decreased to almost nil in H1 2013. The largest remaining exposure was to the land, transport & logistics and electricity sectors, focusing on a few large, highly creditworthy clients.

•	Non-Core (included above)

Non-Core lending to Portugal remained unchanged during H1 2013, at £0.3 billion. The remaining portfolio largely comprised lending to the land, transport & logistics (41%) and electricity (37%) sectors.

17

Appendix 5 Country risk (continued)

Eurozone periphery by country: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	-	-	-	8	-	8	-	8	136	-
Other banks	-	-	-	-	-	-	-	-	279	-	279	-	279	370	-
Other FI	1	-	-	-	-	-	-	-	-	-	1	-	1	-	-
Corporate	199	31	21	-	-	-	-	-	38	-	237	18	255	38	-
Personal	13	-	-	-	-	-	-	-	-	-	13	10	23	-	-

	213	31	21	-	-	-	-	-	325	-	538	28	566	544	-

31 December 2012

Government	-	-	-	-	-	9	-	9	17	-	26	-	26	151	-
Central bank	7	-	-	-	-	-	-	-	-	-	7	-	7	-	-
Other banks	-	-	-	-	-	-	-	-	299	-	299	-	299	411	-
Other FI	1	-	-	-	-	-	8	(8)	-	-	(7)	-	(7)	-	-
Corporate	179	38	38	-	-	-	-	-	44	-	223	18	241	61	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	23	-	-

	201	38	38	-	-	9	8	1	360	-	562	27	589	623	-

18

Appendix 5 Country risk (continued)

Eurozone periphery by country: Greece (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other banks	3	3	1	(1)	4	4	1	(1)
Corporate	257	260	16	(17)	319	317	31	(33)

	260	263	17	(18)	323	321	32	(34)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	36	3	39	3	-	-	-	-	75	6
Other FI	117	10	33	1	-	-	35	-	185	11

	153	13	72	4	-	-	35	-	260	17

31 December 2012

Banks	64	5	54	6	-	-	-	-	118	11
Other FI	130	18	42	3	-	-	33	-	205	21

	194	23	96	9	-	-	33	-	323	32

19

Appendix 5 Country risk (continued)

Eurozone periphery by country: Greece (continued)

Key points
•
The Group’s exposure to Greece is managed in line with the Group’s de-risking strategy. The remaining Greek exposure at 30 June 2013 was £0.6 billion. The majority of this was derivative exposure to banks (itself in part collateralised). The rest was mostly corporate lending, including exposure to local subsidiaries of international companies.

•	Government and central bank

The small HFT position was reduced to nil. The only remaining exposure is a small legacy derivatives exposure to the government of Greece.

•	Financial institutions

Activity with Greek financial institutions was largely collateralised derivatives exposure, and remained under close scrutiny.

•	Corporate

Lending exposure was stable at £0.2 billion. The Group’s focus was on short-term trade facilities extended to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•	Non-Core (included above)

Non-Core lending to Greece was stable at less than £0.1 billion. The remaining lending portfolio primarily consisted of the following sectors: commercial real estate (51%), construction (32%) and other services (12%).

20

Appendix 5 Country risk (continued)

Eurozone periphery by country: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	1	-	1	-	-	1	-	1	-	-
Other banks	-	-	-	-	-	-	-	-	10	-	10	-	10	10	-
Other FI	-	-	-	-	-	-	-	-	-	-	-	-	-	30	36
Corporate	270	158	56	-	-	3	3	-	20	-	290	43	333	20	-
Personal	13	-	-	-	-	-	-	-	-	-	13	11	24	-	-

	283	158	56	-	-	4	3	1	30	-	314	54	368	60	36

31 December 2012

Government	-	-	-	-	-	3	-	3	-	-	3	-	3	-	-
Other banks	-	-	-	-	-	-	-	-	11	-	11	-	11	12	-
Other FI	2	-	-	-	-	1	-	1	-	-	3	-	3	4	15
Corporate	274	162	54	-	-	-	-	-	24	-	298	36	334	38	-
Personal	15	-	-	-	-	-	-	-	-	-	15	11	26	-	-

	291	162	54	-	-	4	-	4	35	-	330	47	377	54	15

21

Appendix 5 Country risk (continued)

Eurozone non-periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	619	-	-	9,180	139	14,490	6,441	17,229	1,508	-	19,356	35	19,391	4,329	492
Central bank	13,148	-	-	-	-	-	-	-	23	-	13,171	-	13,171	25	4,907
Other banks	4,679	-	-	637	224	773	525	885	17,701	1,228	24,493	4,312	28,805	94,402	25,597
Other FI	2,878	-	-	7,124	(490)	590	198	7,516	7,007	730	18,131	5,534	23,665	12,712	16,243
Corporate	12,975	1,769	573	46	-	251	74	223	1,464	23	14,685	23,134	37,819	2,320	665
Personal	216	22	19	-	-	-	-	-	-	-	216	133	349	-	-

	34,515	1,791	592	16,987	(127)	16,104	7,238	25,853	27,703	1,981	90,052	33,148	123,200	113,788	47,904

31 December 2012

Government	627	-	-	10,843	399	13,744	5,771	18,816	1,663	-	21,106	767	21,873	4,946	-
Central bank	21,862	-	-	-	-	-	-	-	35	-	21,897	-	21,897	36	4,648
Other banks	3,958	-	-	2,037	151	856	480	2,413	21,863	685	28,919	4,325	33,244	118,828	24,493
Other FI	3,425	-	-	7,302	(540)	795	102	7,995	6,849	624	18,893	4,123	23,016	13,498	11,988
Corporate	12,989	2,107	694	602	31	183	75	710	1,916	24	15,639	23,647	39,286	2,918	406
Personal	220	4	20	-	-	-	-	-	-	-	220	132	352	-	-

	43,081	2,111	714	20,784	41	15,578	6,428	29,934	32,326	1,333	106,674	32,994	139,668	140,226	41,535

22

Appendix 5 Country risk (continued)

Eurozone non-periphery (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	17,132	15,738	107	(7)	15,369	13,980	(45)	54
Other banks	4,187	3,930	39	(24)	7,226	7,018	36	(15)
Other FI	4,338	3,523	109	(98)	8,423	7,354	28	(25)
Corporate	11,849	10,032	(258)	264	33,815	30,710	(507)	512

	37,506	33,223	(3)	135	64,833	59,062	(488)	526

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	3,323	37	14,557	(28)	1,333	55	-	-	19,213	64
Other FI	7,461	(22)	8,818	(23)	1,314	(24)	700	2	18,293	(67)

	10,784	15	23,375	(51)	2,647	31	700	2	37,506	(3)

31 December 2012

Banks	5,311	(27)	20,137	(183)	2,903	(10)	-	-	28,351	(200)
Other FI	18,265	(152)	14,335	(82)	3,215	(39)	667	5	36,482	(268)

	23,576	(179)	34,472	(265)	6,118	(49)	667	5	64,833	(488)

23

Appendix 5 Country risk (continued)

Eurozone non-periphery (continued)

Key points
•
The Group holds a major diversified portfolio in eurozone non-periphery countries with significant exposures to financial institutions and corporates, notably in Germany, the Netherlands and France, and as part of the Group’s liquidity portfolio, significant exposure to the German central bank.

•
Exposure decreased during H1 2013, particularly in liquidity held with the Bundesbank and in derivatives positions with banks in most countries. In line with exposure reductions, net bought CDS protection referencing entities in eurozone non-periphery countries declined by £1.6 billion.

•	Government and central bank

The Group held significant short-term surplus liquidity with central banks because of credit risk and capital considerations, and limited alternative investment opportunities. This exposure also fluctuates as part of the Group’s asset and liability management.

Germany: AFS government bond positions decreased by £1.3 billion largely in line with liquidity portfolio management strategies. The net long HFT position in German government bonds in Markets increased by £1.5 billion, driven by market opportunities.

France: the net long HFT position in Markets declined in H1 2013 by £1.4 billion, as part of normal flow trading activity in the rates business.

•	Financial institutions

The sale of a significant part of the European CDS positions by Markets in Q2 resulted in major reductions in gross derivatives and some reductions in net derivatives to CDS counterparties - banks and other financial institutions - in Germany, France, the Netherlands and, to a lesser degree, Belgium and other eurozone countries.

France: lending to banks increased by £0.5 billion in H1 2013, largely as a result of transaction with a large bank.

Luxembourg: repo exposure, mostly to funds, increased by £0.4 billion and lending to financial services companies increased by £0.3 billion in the same period.

24

Appendix 5 Country risk (continued)

Eurozone non-periphery (continued)

Key points (continued)
•	Corporate

Germany: lending to corporate clients fell by £0.4 billion, as a result of reductions in the oil and gas and media sectors.

Netherlands: lending to corporate clients increased by £0.5 billion, in the construction and electricity sectors. Off-balance sheet exposure decreased in telecommunications sector by £0.3 billion.

Luxembourg: off-balance sheet exposure to corporate clients increased by £0.5 billion due to increase in the land, transport & logistics, automotive and food & consumer sectors.

•	Non-Core lending (included above)

Germany: exposure decreased slightly to £2.7 billion at 30 June 2013. Most of the lending was in the commercial real estate (65%) and leisure (15%) sectors.

Netherlands: Non-Core lending decreased slightly to £1.9 billion. Most of the lending was in the commercial real estate (58%) and securitisations (19%) sectors.

France: exposure was £1.4 billion at 30 June 2013, a decline of £0.2 billion and mainly comprised public sector (35%), commercial real estate (24%) and construction (16%) exposures.

25

Appendix 5 Country risk (continued)

Eurozone non-periphery: Germany

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	6,768	218	7,255	2,244	11,779	537	-	12,316	-	12,316	1,487	-
Central bank	10,643	-	-	-	-	-	-	-	-	-	10,643	-	10,643	-	-
Other banks	633	-	-	109	-	350	370	89	4,665	425	5,812	83	5,895	39,844	6,063
Other FI	167	-	-	379	(18)	77	45	411	3,041	230	3,849	1,933	5,782	3,609	5,406
Corporate	3,395	476	180	-	-	16	-	16	262	23	3,696	5,135	8,831	486	494
Personal	81	1	-	-	-	-	-	-	-	-	81	25	106	-	-

	14,919	477	180	7,256	200	7,698	2,659	12,295	8,505	678	36,397	7,176	43,573	45,426	11,963

31 December 2012

Government	-	-	-	8,103	453	5,070	1,592	11,581	533	-	12,114	735	12,849	1,656	-
Central bank	20,018	-	-	-	-	-	-	-	-	-	20,018	-	20,018	-	-
Other banks	660	-	-	668	10	280	332	616	5,558	183	7,017	139	7,156	50,998	4,935
Other FI	460	-	-	285	(23)	95	30	350	3,046	116	3,972	933	4,905	3,911	3,066
Corporate	3,756	460	152	207	14	11	2	216	339	24	4,335	5,462	9,797	637	406
Personal	83	1	-	-	-	-	-	-	-	-	83	25	108	-	-

	24,977	461	152	9,263	454	5,456	1,956	12,763	9,476	323	47,539	7,294	54,833	57,202	8,407

26

Appendix 5 Country risk (continued)

Eurozone non-periphery: Germany (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,808	4,658	5	9	4,288	4,191	4	-
Other banks	966	809	9	(9)	2,849	2,696	13	(11)
Other FI	851	640	(3)	3	2,385	2,172	(16)	18
Corporate	2,940	2,496	(120)	110	10,526	9,644	(257)	261

	9,565	8,603	(109)	113	20,048	18,703	(256)	268

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,032	(9)	3,759	(32)	340	(4)	-	-	5,131	(45)
Other FI	1,467	(29)	2,470	(25)	497	(10)	-	-	4,434	(64)

	2,499	(38)	6,229	(57)	837	(14)	-	-	9,565	(109)

31 December 2012

Banks	1,968	(22)	6,263	(87)	940	(7)	-	-	9,171	(116)
Other FI	5,047	(70)	5,103	(55)	727	(15)	-	-	10,877	(140)

	7,015	(92)	11,366	(142)	1,667	(22)	-	-	20,048	(256)

27

Appendix 5 Country risk (continued)

Eurozone non-periphery: Netherlands

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	18	-	-	986	31	1,469	923	1,532	32	-	1,582	29	1,611	1,350	-
Central bank	2,488	-	-	-	-	-	-	-	-	-	2,488	-	2,488	-	4,789
Other banks	789	-	-	222	223	182	94	310	5,273	177	6,549	3,576	10,125	12,396	1,780
Other FI	1,360	-	-	5,921	(467)	191	54	6,058	1,813	3	9,234	1,329	10,563	4,353	260
Corporate	4,229	512	159	19	-	67	8	78	356	-	4,663	6,187	10,850	559	-
Personal	21	-	-	-	-	-	-	-	-	-	21	12	33	-	-

	8,905	512	159	7,148	(213)	1,909	1,079	7,978	7,474	180	24,537	11,133	35,670	18,658	6,829

31 December 2012

Government	7	-	-	1,052	57	1,248	993	1,307	36	-	1,350	29	1,379	1,662	-
Central bank	1,822	-	-	-	-	-	-	-	2	-	1,824	-	1,824	2	4,648
Other banks	496	-	-	575	136	252	86	741	6,667	309	8,213	3,471	11,684	16,558	3,074
Other FI	1,785	-	-	6,107	(508)	242	17	6,332	1,908	45	10,070	1,311	11,381	5,087	2,335
Corporate	3,720	508	156	66	2	29	28	67	476	-	4,263	6,650	10,913	648	-
Personal	26	-	-	-	-	-	-	-	-	-	26	12	38	-	-

	7,856	508	156	7,800	(313)	1,771	1,124	8,447	9,089	354	25,746	11,473	37,219	23,957	10,057

28

Appendix 5 Country risk (continued)

Eurozone non-periphery: Netherlands (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,497	1,369	41	(20)	1,352	1,227	(12)	11
Other banks	259	244	2	(1)	659	695	(1)	2
Other FI	1,759	1,615	26	(24)	3,080	2,799	20	(23)
Corporate	3,024	2,263	(43)	47	7,943	6,852	(93)	87

	6,539	5,491	26	2	13,034	11,573	(86)	77

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	357	-	2,111	3	180	24	-	-	2,648	27
Other FI	1,991	(10)	957	12	243	(5)	700	2	3,891	(1)

	2,348	(10)	3,068	15	423	19	700	2	6,539	26

31 December 2012

Banks	763	(17)	3,112	(32)	539	(3)	-	-	4,414	(52)
Other FI	4,990	(33)	2,046	7	917	(13)	667	5	8,620	(34)

	5,753	(50)	5,158	(25)	1,456	(16)	667	5	13,034	(86)

29

Appendix 5 Country risk (continued)

Eurozone non-periphery: France

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	496	-	-	647	(39)	4,037	2,279	2,405	320	-	3,221	6	3,227	432	492
Other banks	3,037	-	-	257	1	121	49	329	4,396	342	8,104	496	8,600	34,820	13,102
Other FI	112	-	-	676	(1)	268	81	863	818	154	1,947	1,479	3,426	1,639	5,947
Corporate	2,260	347	141	-	-	136	57	79	598	-	2,937	7,572	10,509	925	-
Personal	75	-	-	-	-	-	-	-	-	-	75	76	151	-	-

	5,980	347	141	1,580	(39)	4,562	2,466	3,676	6,132	496	16,284	9,629	25,913	37,816	19,541

31 December 2012

Government	494	-	-	537	(41)	5,186	2,064	3,659	257	-	4,410	3	4,413	270	-
Central bank	9	-	-	-	-	-	-	-	-	-	9	-	9	-	-
Other banks	2,498	-	-	730	5	184	27	887	5,608	58	9,051	591	9,642	41,782	11,581
Other FI	124	-	-	757	(4)	252	51	958	833	392	2,307	1,106	3,413	1,721	2,743
Corporate	2,426	116	71	218	16	116	15	319	724	-	3,469	7,685	11,154	1,147	-
Personal	71	-	-	-	-	-	-	-	-	-	71	75	146	-	-

	5,622	116	71	2,242	(24)	5,738	2,157	5,823	7,422	450	19,317	9,460	28,777	44,920	14,324

30

Appendix 5 Country risk (continued)

Eurozone non-periphery: France (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,319	4,547	112	(77)	4,989	4,095	76	(66)
Other banks	2,849	2,757	27	(13)	3,443	3,337	23	(5)
Other FI	1,076	656	(7)	6	1,789	1,374	(8)	9
Corporate	3,898	3,482	(41)	51	11,435	10,618	(106)	112

	13,142	11,442	91	(33)	21,656	19,424	(15)	50

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,211	20	5,199	29	527	21	-	-	6,937	70
Other FI	2,781	17	3,030	4	394	-	-	-	6,205	21

	3,992	37	8,229	33	921	21	-	-	13,142	91

31 December 2012

Banks	1,779	14	7,102	(15)	921	6	-	-	9,802	5
Other FI	5,995	(12)	4,798	(5)	1,061	(3)	-	-	11,854	(20)

	7,774	2	11,900	(20)	1,982	3	-	-	21,656	(15)

31

Appendix 5 Country risk (continued)

Eurozone non-periphery: Luxembourg

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central bank	17	-	-	-	-	-	-	-	-	-	17	-	17	-	-
Other banks	95	-	-	-	-	29	(1)	30	374	213	712	3	715	532	3,085
Other FI	973	-	-	40	-	39	15	64	1,035	329	2,401	726	3,127	2,324	3,060
Corporate	1,717	389	73	-	-	25	8	17	103	-	1,837	1,986	3,823	104	-
Personal	3	-	-	-	-	-	-	-	-	-	3	2	5	-	-

	2,805	389	73	40	-	93	22	111	1,512	542	4,970	2,717	7,687	2,960	6,145

31 December 2012

Government	13	-	-	-	-	-	-	-	-	-	13	-	13	-	-
Other banks	99	-	-	8	-	8	6	10	485	77	671	-	671	650	2,215
Other FI	717	-	-	51	(1)	198	4	245	821	68	1,851	719	2,570	2,343	2,951
Corporate	1,817	940	287	-	-	19	23	(4)	156	-	1,969	1,469	3,438	164	-
Personal	4	-	-	-	-	-	-	-	-	-	4	2	6	-	-

	2,650	940	287	59	(1)	225	33	251	1,462	145	4,508	2,190	6,698	3,157	5,166

32

Appendix 5 Country risk (continued)

Eurozone non-periphery: Luxembourg (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other FI	652	612	93	(83)	1,169	1,009	32	(29)
Corporate	764	670	(27)	26	1,388	1,238	(9)	10

	1,416	1,282	66	(57)	2,557	2,247	23	(19)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	39	9	437	31	16	(1)	-	-	492	39
Other FI	656	9	156	24	112	(6)	-	-	924	27

	695	18	593	55	128	(7)	-	-	1,416	66

31 December 2012

Banks	96	4	611	23	63	(1)	-	-	770	26
Other FI	1,111	(12)	361	12	315	(3)	-	-	1,787	(3)

	1,207	(8)	972	35	378	(4)	-	-	2,557	23

33

Appendix 5 Country risk (continued)

Eurozone non-periphery: Belgium

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	448	(48)	998	515	931	87	-	1,018	-	1,018	326	-
Central bank	-	-	-	-	-	-	-	-	1	-	1	-	1	1	-
Other banks	98	-	-	-	-	-	7	(7)	2,265	57	2,413	6	2,419	3,228	1,169
Other FI	220	-	-	-	-	2	3	(1)	280	-	499	41	540	311	428
Corporate	635	9	8	-	-	5	-	5	124	-	764	1,261	2,025	218	171
Personal	19	21	19	-	-	-	-	-	-	-	19	8	27	-	-

	972	30	27	448	(48)	1,005	525	928	2,757	57	4,714	1,316	6,030	4,084	1,768

31 December 2012

Government	-	-	-	828	(44)	1,269	711	1,386	103	-	1,489	-	1,489	404	-
Other banks	186	-	-	2	-	2	2	2	2,618	50	2,856	7	2,863	4,035	1,256
Other FI	249	-	-	-	-	-	-	-	239	-	488	30	518	252	-
Corporate	414	50	15	14	-	6	-	20	180	-	614	1,263	1,877	270	-
Personal	22	3	20	-	-	-	-	-	-	-	22	8	30	-	-

	871	53	35	844	(44)	1,277	713	1,408	3,140	50	5,469	1,308	6,777	4,961	1,256

34

Appendix 5 Country risk (continued)

Eurozone non-periphery: Belgium (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,106	1,883	(4)	11	1,890	1,674	(31)	29
Other banks	106	113	1	(1)	212	222	1	(1)
Corporate	100	81	-	-	301	276	(1)	1

	2,312	2,077	(3)	10	2,403	2,172	(31)	29

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	228	5	1,175	(14)	143	11	-	-	1,546	2
Other FI	93	-	666	(5)	7	-	-	-	766	(5)

	321	5	1,841	(19)	150	11	-	-	2,312	(3)

31 December 2012

Banks	244	(2)	1,156	(17)	281	(3)	-	-	1,681	(22)
Other FI	178	-	505	(9)	39	-	-	-	722	(9)

	422	(2)	1,661	(26)	320	(3)	-	-	2,403	(31)

35

Appendix 5 Country risk (continued)

 Eurozone non-periphery: Other(1)

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	105	-	-	331	(23)	731	480	582	532	-	1,219	-	1,219	734	-
Central bank	-	-	-	-	-	-	-	-	22	-	22	-	22	24	118
Other banks	27	-	-	49	-	91	6	134	728	14	903	148	1,051	3,582	398
Other FI	46	-	-	108	(4)	13	-	121	20	14	201	26	227	476	1,142
Corporate	739	36	12	27	-	2	1	28	21	-	788	993	1,781	28	-
Personal	17	-	-	-	-	-	-	-	-	-	17	10	27	-	-

	934	36	12	515	(27)	837	487	865	1,323	28	3,150	1,177	4,327	4,844	1,658

31 December 2012

Government	126	-	-	323	(26)	971	411	883	734	-	1,743	-	1,743	954	-
Central bank	-	-	-	-	-	-	-	-	33	-	33	-	33	34	-
Other banks	19	-	-	54	-	130	27	157	927	8	1,111	117	1,228	4,805	1,432
Other FI	90	-	-	102	(4)	8	-	110	2	3	205	24	229	184	893
Corporate	856	33	13	97	(1)	2	7	92	41	-	989	1,118	2,107	52	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	1,105	33	13	576	(31)	1,111	445	1,242	1,737	11	4,095	1,269	5,364	6,029	2,325

For the note to this table refer to the following page.

36

Appendix 5 Country risk (continued)

Eurozone non-periphery: Other(1) (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,402	3,281	(47)	70	2,850	2,793	(82)	80
Other banks	7	7	-	-	63	68	-	-
Corporate	1,123	1,040	(27)	30	2,222	2,082	(41)	41

	4,532	4,328	(74)	100	5,135	4,943	(123)	121

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	456	12	1,876	(45)	127	4	-	-	2,459	(29)
Other FI	473	(9)	1,539	(33)	61	(3)	-	-	2,073	(45)

	929	3	3,415	(78)	188	1	-	-	4,532	(74)

31 December 2012

Banks	461	(4)	1,893	(55)	159	(2)	-	-	2,513	(61)
Other FI	944	(25)	1,522	(32)	156	(5)	-	-	2,622	(62)

	1,405	(29)	3,415	(87)	315	(7)	-	-	5,135	(123)

Note:
(1)	Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

37

Appendix 6

Revisions

Appendix 6 - Revisions

Group reporting changes
Following share sales in October 2012 and March 2013, the Group now holds less than 50% of the issued ordinary share capital in Direct Line Group (DLG) and has ceded control. Consequently, in the Group results DLG is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter, with associate income reported in Group Centre from 13 March 2013. DLG is no longer a reportable operating segment of the Group.

This appendix updates the Group’s prior period results on a statutory and managed basis for this change in treatment of DLG. While these restatements affect the reported results on a statutory and managed basis, they have no impact on the Group’s profit or loss for the periods, balance sheet or other primary statements.

The restated financial information for prior periods also includes the impact of IAS 19 ‘Employee Benefits’ (revised) and IFRS 10 ‘Consolidated Financial Statements’, which were implemented by the Group on 1 January 2013 and reflected in the Group’s Q1 2013 results announced on 3 May 2013.

IAS 19
IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £84 million and £154 million for the years ended 31 December 2012 and 2011 respectively; £42 million for the half year ended 30 June 2012; and £21 million for the quarter ended 30 June 2012.

IFRS 10
Implementation of IFRS 10 resulted in a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity) as at 31 December 2012, 30 June 2012 and 31 December 2011. This led to an increase in the loss attributable to non-controlling interests of £13 million for the year ended 31 December 2012; £6 million for the half year ended 30 June 2012; and £6 million for the quarter ended 30 June 2012, with corresponding increases in the profit attributable to paid-in equity holders. There was no impact on the profit/(loss) attributable to ordinary and B shareholders. A capital reconciliation is shown on page 17.

The above restatements have no impact on the Group’s regulatory capital.

1

Summary consolidated income statement

	Year ended 31 December 2012			Year ended 31 December 2011
	Previously reported (1)	Adjustments	Restated	Previously reported (1)	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

Interest receivable	18,530	-	18,530	21,036	-	21,036
Interest payable	(7,128)	-	(7,128)	(8,733)	-	(8,733)

Net interest income	11,402	-	11,402	12,303	-	12,303

Fees and commissions receivable	5,709	-	5,709	6,379	-	6,379
Fees and commissions payable	(834)	-	(834)	(962)	-	(962)
Income from trading activities	1,675	-	1,675	2,701	-	2,701
Gain on redemption of own debt	454	-	454	255	-	255
Other operating income	(465)	-	(465)	3,975	-	3,975

Non-interest income	6,539	-	6,539	12,348	-	12,348

Total income	17,941	-	17,941	24,651	-	24,651

Staff costs	(8,076)	(112)	(8,188)	(8,356)	(206)	(8,562)
Premises and equipment	(2,232)	-	(2,232)	(2,423)	-	(2,423)
Other administrative expenses	(5,593)	-	(5,593)	(4,436)	-	(4,436)
Depreciation and amortisation	(1,802)	-	(1,802)	(1,839)	-	(1,839)
Write-down of goodwill and other intangible assets	(124)	-	(124)	(80)	-	(80)

Operating expenses	(17,827)	(112)	(17,939)	(17,134)	(206)	(17,340)

Profit before impairment losses	114	(112)	2	7,517	(206)	7,311
Impairment losses	(5,279)	-	(5,279)	(8,707)	-	(8,707)

Operating loss before tax	(5,165)	(112)	(5,277)	(1,190)	(206)	(1,396)
Tax charge	(469)	28	(441)	(1,127)	52	(1,075)

Loss from continuing operations	(5,634)	(84)	(5,718)	(2,317)	(154)	(2,471)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	(184)	-	(184)	301	-	301
- Other	12	-	12	47	-	47

(Loss)/profit from discontinued operations, net of tax	(172)	-	(172)	348	-	348

Loss for the period	(5,806)	(84)	(5,890)	(1,969)	(154)	(2,123)
Non-controlling interests	123	13	136	(28)	-	(28)
Preference share and other dividends	(288)	(13)	(301)	-	-	-

Loss attributable to ordinary and B shareholders	(5,971)	(84)	(6,055)	(1,997)	(154)	(2,151)

Note:
(1)	As reported in the audited financial statements for the year ended 31 December 2012 included on page 313 of the Form 20-F filed with the SEC on 27 March 2013.

2

Summary consolidated income statement (continued)

	Half year ended 30 June 2012
	Previously reported (1)	Adjustments	Restated
	£m	£m	£m

Interest receivable	9,791	(156)	9,635
Interest payable	(3,821)	6	(3,815)

Net interest income	5,970	(150)	5,820

Fees and commissions receivable	2,937	(2)	2,935
Fees and commissions payable	(604)	224	(380)
Income from trading activities	869	(2)	867
Gain on redemption of own debt	577	-	577
Other operating income (excluding insurance net premium income)	(353)	(87)	(440)
Insurance net premium income	1,867	(1,867)	-

Non-interest income	5,293	(1,734)	3,559

Total income	11,263	(1,884)	9,379

Staff costs	(4,713)	168	(4,545)
Premises and equipment	(1,107)	17	(1,090)
Other administrative expenses	(2,172)	278	(1,894)
Depreciation and amortisation	(902)	19	(883)

Operating expenses	(8,894)	482	(8,412)

Profit before insurance net claims and impairment losses	2,369	(1,402)	967
Insurance net claims	(1,225)	1,225	-
Impairment losses	(2,649)	-	(2,649)

Operating loss before tax	(1,505)	(177)	(1,682)
Tax charge	(429)	30	(399)

Loss from continuing operations	(1,934)	(147)	(2,081)
Profit from discontinued operations, net of tax	1	105	106

Loss for the period	(1,933)	(42)	(1,975)
Non-controlling interests	19	6	25
Preference share and other dividends	(76)	(6)	(82)

Loss attributable to ordinary and B shareholders	(1,990)	(42)	(2,032)

Note:
(1)	As reported in the unaudited financial statements for the period ended 30 June 2012 included on page 69 of the Form 6-K filed with the SEC on 8 August 2012.
(2)
Adjustments primarily relate to the transfer of DLG to discontinued operations, not previously reflected in published information for this period, together with the increase of £56 million in pension costs resulting from the implementation of IAS 19.

3

Summary consolidated income statement (continued)

	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously reported (1)	Adjustments	Restated	Previously reported (2)	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

Interest receivable	4,279	-	4,279	4,774	(73)	4,701
Interest payable	(1,609)	-	(1,609)	(1,803)	7	(1,796)

Net interest income	2,670	-	2,670	2,971	(66)	2,905

Fees and commissions receivable	1,316	-	1,316	1,450	-	1,450
Fees and commissions payable	(210)	-	(210)	(314)	113	(201)
Income from trading activities	1,115	-	1,115	657	(2)	655
Loss on redemption of own debt	(51)	-	(51)	-	-	-
Other operating income	612	-	612	394	(34)	360
Insurance net premium income	-	-	-	929	(929)	-

Non-interest income	2,782	-	2,782	3,116	(852)	2,264

Total income	5,452	-	5,452	6,087	(918)	5,169

Staff costs	(1,887)	-	(1,887)	(2,143)	106	(2,037)
Premises and equipment	(556)	-	(556)	(544)	16	(528)
Other administrative expenses	(763)	-	(763)	(1,156)	145	(1,011)
Depreciation and amortisation	(387)	-	(387)	(434)	8	(426)

Operating expenses	(3,593)	-	(3,593)	(4,277)	275	(4,002)

Profit before insurance net claims and impairment losses	1,859	-	1,859	1,810	(643)	1,167
Insurance net claims	-	-	-	(576)	576	-
Impairment losses	(1,033)	-	(1,033)	(1,335)	-	(1,335)

Operating profit/(loss) before tax	826	-	826	(101)	(67)	(168)
Tax charge	(350)	-	(350)	(290)	29	(261)

Profit/(loss) from continuing operations	476	-	476	(391)	(38)	(429)
Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	127	-	127	-	17	17
- Other	2	-	2	(4)	-	(4)

Profit/(loss) from discontinued operations, net of tax	129	-	129	(4)	17	13

Profit/(loss) for the period	605	-	605	(395)	(21)	(416)
Non-controlling interests	(131)	-	(131)	5	6	11
Preference share and other dividends	(81)	-	(81)	(76)	(6)	(82)

Profit/(loss) attributable to ordinary and B shareholders	393	-	393	(466)	(21)	(487)

Notes:
(1)	As reported in the unaudited financial statements for the quarter ended 31 March 2013 included on page 64 of the Form 6-K filed with the SEC on 10 May 2013.
(2)	As reported in the unaudited financial statements for the period ended 30 June 2012 included on page 69 of the Form 6-K filed with the SEC on 8 August 2012.
(3)
Adjustments for the quarter ended 30 June 2012 primarily relate to the transfer of DLG to discontinued operations, not previously reflected in published information for this period, together with the increase of £28 million in pension costs resulting from the implementation of IAS 19.

4

Analysis of results

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.

	Year ended 31 December 2012			Year ended 31 December 2011
	Previously reported (1)	Adjustments	Restated	Previously reported (1)	Adjustments	Restated
Non-interest income	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- managed basis	5,715	(6)	5,709	6,384	(5)	6,379
- Direct Line Group discontinued operations	(6)	6	-	(5)	5	-

Statutory basis	5,709	-	5,709	6,379	-	6,379
Fees and commissions payable
- managed basis	(1,269)	436	(833)	(1,460)	498	(962)
- Direct Line Group discontinued operations	436	(436)	-	498	(498)	-
- RFS Holdings minority interest	(1)	-	(1)	-	-	-

Statutory basis	(834)	-	(834)	(962)	-	(962)
Net fees and commissions
- managed basis	4,446	430	4,876	4,924	493	5,417
- Direct Line Group discontinued operations	430	(430)	-	493	(493)	-
- RFS Holdings minority interest	(1)	-	(1)	-	-	-

Statutory basis	4,875	-	4,875	5,417	-	5,417
Income from trading activities
- managed basis	3,531	2	3,533	3,313	-	3,313
- Asset Protection Scheme	(44)	-	(44)	(906)	-	(906)
- own credit adjustments	(1,813)	-	(1,813)	293	-	293
- Direct Line Group discontinued operations	2	(2)	-	-	-	-
- RFS Holdings minority interest	(1)	-	(1)	1	-	1

Statutory basis	1,675	-	1,675	2,701	-	2,701
Gain on redemption of own debt	454	-	454	255	-	255
Other operating income
- managed basis	2,397	(138)	2,259	2,527	(146)	2,381
- strategic disposals	113	-	113	(104)	-	(104)
- own credit adjustments	(2,836)	-	(2,836)	1,621	-	1,621
- integration and restructuring costs	-	-	-	78	(1)	77
- Direct Line Group discontinued operations	(138)	138	-	(147)	147	-
- RFS Holdings minority interest	(1)	-	(1)	-	-	-

Statutory basis	(465)	-	(465)	3,975	-	3,975

Insurance net premium income
- managed basis	3,718	(3,718)	-	4,256	(4,256)	-
- Direct Line Group discontinued operations	(3,718)	3,718	-	(4,256)	4,256	-

Statutory basis	-	-	-	-	-	-

Total non-interest income - managed basis	14,092	(3,424)	10,668	15,020	(3,909)	11,111

Total non-interest income - statutory basis	6,539	-	6,539	12,348	-	12,348

Note:
(1)	As reported on page 19 of the Form 20-F filed with the SEC on 27 March 2013.

5

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Year ended 31 December 2012			Year ended 31 December 2011
	Previously reported (1)	Adjustments	Restated	Previously reported (1)	Adjustments	Restated
Operating expenses and insurance claims	£m	£m	£m	£m	£m	£m

Staff costs
- managed basis	7,639	(262)	7,377	8,163	(91)	8,072
- Direct Line Group discontinued operations	(447)	447	-	(322)	322	-
- integration and restructuring costs	885	(74)	811	489	(25)	464
- bonus tax	-	-	-	27	-	27
- RFS Holdings minority interest	(1)	1	-	(1)	-	(1)

Statutory basis	8,076	112	8,188	8,356	206	8,562

Premises and equipment
- managed basis	2,198	(102)	2,096	2,278	(32)	2,246
- Direct Line Group discontinued operations	(118)	118	-	(28)	28	-
- integration and restructuring costs	152	(16)	136	173	4	177
- RFS Holdings minority interest	-	-	-	-	-	-

Statutory basis	2,232	-	2,232	2,423	-	2,423

Other administrative expenses
- managed basis	3,248	(349)	2,899	3,395	(473)	2,922
- Payment Protection Insurance costs	1,110	-	1,110	850	-	850
- Interest Rate Hedging Products redress and related costs	700	-	700	-	-	-
- regulatory fines	381	-	381	-	-	-
- bank levy	175	-	175	300	-	300
- Direct Line Group discontinued operations	(395)	395	-	(495)	495	-
- integration and restructuring costs	371	(45)	326	386	(22)	364
- RFS Holdings minority interest	3	(1)	2	-	-	-

Statutory basis	5,593	-	5,593	4,436	-	4,436

Depreciation and amortisation
- managed basis	1,534	(52)	1,482	1,642	(36)	1,606
- Direct Line Group discontinued operations	(52)	52	-	(36)	36	-
- amortisation and goodwill of purchased intangible assets	178	-	178	222	-	222
- integration and restructuring costs	142	-	142	11	-	11

Statutory basis	1,802	-	1,802	1,839	-	1,839

Write-down of goodwill and other intangible assets - statutory	124	-	124	80	-	80

Operating expenses - managed	14,619	(765)	13,854	15,478	(632)	14,846

Operating expenses - statutory	17,827	112	17,939	17,134	206	17,340

Insurance net claims
- managed basis	2,427	(2,427)	-	2,968	(2,968)	-
- Direct Line Group discontinued operations	(2,427)	2,427	-	(2,968)	2,698	-

Statutory basis	-	-	-	-	-	-

Note:
(1)	As reported on page 21 of the Form 20-F filed with the SEC on 27 March 2013.

6

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Half year ended 30 June 2012
	Previously reported (1)	Adjustments	Restated
Non-interest income	£m	£m	£m

Fees and commissions receivable	2,937	(2)	2,935
Fees and commissions payable	(604)	224	(380)

Net fees and commissions - managed and statutory basis	2,333	222	2,555

Income from trading activities
- managed basis	2,195	(2)	2,193
- Asset Protection Scheme	(45)	-	(45)
- own credit adjustments*	(1,280)	-	(1,280)
- RFS Holdings minority interest	(1)	-	(1)

Statutory basis	869	(2)	867
Gain on redemption of own debt	577	-	577
Other operating loss
- managed basis	1,194	(87)	1,107
- strategic disposals**	152	-	152
- own credit adjustments*	(1,694)	-	(1,694)
- RFS Holdings minority interest	(5)	-	(5)

Statutory basis	(353)	(87)	(440)

Insurance net premium income - managed and statutory basis	1,867	(1,867)	-

Total non-interest income - managed basis	7,589	(1,734)	5,855

Total non-interest income - statutory basis	5,293	(1,734)	3,559

*Own credit adjustments impact
Income from trading activities	(1,280)	-	(1,280)
Other operating income	(1,694)	-	(1,694)

Own credit adjustments	(2,974)	-	(2,974)

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Aviation	197	-	197
- Other	(45)	-	(45)

	152	-	152

Note:
(1)	As reported on page 14 of the Form 6-K filed with the SEC on 8 August 2012.

7

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Half year ended 30 June 2012
	Previously reported (1)	Adjustments	Restated
Operating expenses and insurance claims	£m	£m	£m

Staff costs
- managed basis	4,257	(141)	4,116
- Integration and restructuring costs	456	(27)	429

Statutory basis	4,713	(168)	4,545

Premises and equipment
- managed basis	1,073	(11)	1,062
- Integration and restructuring costs	34	(6)	28

Statutory basis	1,107	(17)	1,090

Other administrative expenses
- managed basis	1,755	(257)	1,498
- Payment Protection Insurance costs	260	-	260
- Integration and restructuring costs	156	(21)	135
- RFS Holdings minority interest	1	-	1

Statutory basis	2,172	(278)	1,894

Depreciation and amortisation
- managed basis	776	(19)	757
- Amortisation of purchased intangible assets	99	-	99
- Integration and restructuring costs	27	-	27

Statutory basis	902	(19)	883

Operating expenses - managed	7,861	(428)	7,433

Operating expenses - statutory	8,894	(482)	8,412

Insurance net claims - managed and statutory basis	1,225	(1,225)	-

Note:
(1)
As reported on page 16 of the Form 6-K filed with the SEC on 8 August 2012. Reconciliations from the managed basis results to the statutory basis results have been expanded to reflect the presentation in the Form 6-K filed with the SEC on 10 May 2013.

8

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously reported (1)	Adjustments	Restated	Previously reported (2)	Adjustments	Restated
Non-interest income	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- managed basis	1,317	(1)	1,316	1,450	-	1,450
- Direct Line Group discontinued operations	(1)	1	-	-	-	-

Statutory basis	1,316	-	1,316	1,450	-	1,450
Fees and commissions payable
- managed basis	(284)	74	(210)	(314)	113	(201)
- Direct Line Group discontinued operations	74	(74)	-	-	-	-

Statutory basis	(210)	-	(210)	(314)	113	(201)
Net fees and commissions
- managed basis	1,033	73	1,106	1,136	113	1,249
- Direct Line Group discontinued operations	73	(73)	-	-	-	-

Statutory basis	1,106	-	1,106	1,136	113	1,249
Income from trading activities
- managed basis	1,015	1	1,016	931	(2)	929
- Asset Protection Scheme	-	-	-	(2)	-	(2)
- own credit adjustments*	99	-	99	(271)	-	(271)
- Direct Line Group discontinued operations	1	(1)	-	-	-	-
- RFS Holdings minority interest	-	-	-	(1)	-	(1)

Statutory basis	1,115	-	1,115	657	(2)	655

Loss on redemption of own debt - statutory basis	(51)	-	(51)	-	-	-

Other operating income
- managed basis	381	(14)	367	469	(34)	435
- strategic disposals**	(6)	-	(6)	160	-	160
- own credit adjustments*	150	-	150	(247)	-	(247)
- Direct Line Group discontinued operations	(14)	14	-	-	-	-
- RFS Holdings minority interest	101	-	101	12	-	12

Statutory basis	612	-	612	394	(34)	360

Insurance net premium income (to 12 March 2013)
- managed basis	699	(699)	-	929	-	929
- Direct Line Group discontinued operations	(699)	699	-	-	-	-

Statutory basis	-	-	-	929	-	929

Total non-interest income - managed basis	3,128	(639)	2,489	3,465	77	3,542

Total non-interest income - statutory basis	2,782	-	2,782	3,116	77	3,193

* Own credit adjustments impact:
Income from trading activities	99	-	99	(271)	-	(271)
Other operating income	150	-	150	(247)	-	(247)

Own credit adjustments	249	-	249	(518)	-	(518)

**Strategic disposals
(Loss)/gain on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	-	-	-	197	-	197
- Other	(6)	-	(6)	(37)	-	(37)

	(6)	-	(6)	160	-	160

Notes:
(1)	As reported on page 12 of the Form 6-K filed with the SEC on 10 May 2013
(2)	As reported on page 14 of the Form 6-K filed with the SEC on 8 August 2012.

9

Analysis of results (continued)

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis results.
	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously Reported (1)	Adjustments	Restated	Previously Reported (2)	Adjustments	Restated
Operating expenses	£m	£m	£m	£m	£m	£m

Staff expenses
- managed basis	1,893	(72)	1,821	2,036	(91)	1,945
- Direct Line Group discontinued operations	(73)	73	-	-	-	-
- Integration and restructuring costs	67	(1)	66	107	(15)	92

Statutory basis	1,887	-	1,887	2,143	(106)	2,037

Premises and equipment
- managed basis	580	(27)	553	523	(12)	511
- Direct Line Group discontinued operations	(34)	34	-	-	-	-
- Integration and restructuring costs	10	(7)	3	21	(4)	17

Statutory basis	556	-	556	544	(16)	528

Other administrative expenses
- managed basis	731	(53)	678	936	(132)	804
- Payment Protection Insurance costs	-	-	-	135	-	135
- Interest Rate Hedging Products redress and related costs	50	-	50	-	-	-
- Direct Line Group discontinued operations	(54)	54	-	-	-	-
- Integration and restructuring costs	37	(1)	36	85	(13)	72
- RFS Holdings minority interest	(1)	-	(1)	-	-	-

Statutory basis	763	-	763	1,156	(145)	1,011

Depreciation and amortisation
- managed basis	339	(10)	329	382	(8)	374
- Direct Line Group discontinued operations	(10)	10	-	-	-	-
- Amortisation of purchased intangible assets	41	-	41	-	-	-
- Integration and restructuring costs	17	-	17	51	-	51
- RFS Holdings minority interest	-	-	-	1	-	1

Statutory basis	387	-	387	434	(8)	426

Operating expenses - managed basis	3,543	(162)	3,381	3,877	(243)	3,634

Operating expenses - statutory basis	3,593	-	3,593	4,277	(275)	4,002

Insurance net claims
- managed basis	445	(445)	-	576	(576)	-
- Direct Line Group discontinued operations	(445)	445	-	-	-	-

Statutory basis	-	-	-	576	(576)	-

Notes:
(1)	As reported on page 14 of the Form 6-K filed with the SEC on 10 May 2013.
(2)
As reported on page 16 of the form 6-K filed with the SEC on 8 August 2013. Reconciliations from the managed basis results to the statutory basis results have been expanded to reflect the presentation in the Form 6-K filed with the SEC on 10 May 2013.

10

Non-Core summary consolidated income statement

DLG activities in Non-Core were transferred to DLG operating segment with effect from 1 January 2012. Consequently, for Non-Core, the only period impacted by the change in treatment for DLG was the year ended 31 December 2011.
	Year ended 31 December 2011
	Previously reported (1)	Adjustments	Revised
	£m	£m	£m

Income statement
Net interest income	648	(35)	613
Non-interest income	540	(179)	361

Total income	1,188	(214)	974

Direct expenses
- staff	(375)	(1)	(376)
- operating lease depreciation	(347)	-	(347)
- other	(256)	16	(240)
Indirect expenses	(317)	4	(313)

	(1,295)	19	(1,276)

Loss before insurance net claims and impairment losses	(107)	(195)	(302)
Insurance net claims	(195)	195	-
Impairment losses	(3,919)	2	(3,917)

Operating loss	(4,221)	2	(4,219)

Capital and balance sheet	£bn	£bn	£bn

Total third party assets (excluding derivatives)	93.7	(1.2)	92.5
Total third party assets (including derivatives)	104.7	(1.1)	103.6

Note:
(1)	As reported on page 54 of the Form 20-F filed with the SEC on 27 March 2013.

11

Divisional Restatements

Total income
	Year ended 31 December 2012			Year ended 31 December 2011
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	4,969	-	4,969	5,508	-	5,508
UK Corporate	4,723	-	4,723	4,863	-	4,863
Wealth	1,170	-	1,170	1,104	-	1,104
International Banking	2,122	-	2,122	2,555	-	2,555
Ulster Bank	845	-	845	947	-	947
US Retail & Commercial	3,091	-	3,091	3,037	(6)	3,031

Retail & Commercial	16,920	-	16,920	18,014	(6)	18,008
Markets	4,483	-	4,483	4,415	-	4,415
Direct Line Group	3,717	(3,717)	-	4,072	(4,072)	-
Central Items	379	15	394	20	7	27

Core	25,499	(3,702)	21,797	26,521	(4,071)	22,450
Non-Core	288	-	288	1,188	(214)	974

Managed basis	25,787	(3,702)	22,085	27,709	(4,285)	23,424

Reconciling items
Own credit adjustments	(4,649)	-	(4,649)	1,914	-	1,914
Asset Protection Scheme	(44)	-	(44)	(906)	-	(906)
Integration and restructuring costs	-	-	-	(5)	-	(5)
Gain on redemption of own debt	454	-	454	255	-	255
Strategic disposals	113	-	113	(24)	(1)	(25)
RFS Holdings minority interest	(18)	-	(18)	(6)	-	(6)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	21,643	(3,702)	17,941	28,937	(4,286)	24,651
Direct Line Group reclassified to discontinued operations	(3,702)	3,702	-	(4,286)	4,286	-

Statutory basis	17,941	-	17,941	24,651	-	24,651

Total income (continued)
	Half year ended 30 June 2012
	Previously Reported	Adjustments	Restated
	£m	£m	£m

UK Retail	2,497	-	2,497
UK Corporate	2,412	-	2,412
Wealth	593	-	593
International Banking	1,103	-	1,103
Ulster Bank	420	-	420
US Retail & Commercial	1,571	-	1,571

Retail & Commercial	8,596	-	8,596
Markets	2,800	-	2,800
Direct Line Group	1,900	(1,900)	-
Central Items	3	16	19

Core	13,299	(1,884)	11,415
Non-Core	270	-	270

Managed basis	13,569	(1,884)	11,685

Reconciling items
Own credit adjustments	(2,974)	-	(2,974)
Gain on redemption of own debt	577	-	577
Asset Protection Scheme	(45)	-	(45)
Strategic disposals	152	-	152
RFS Holdings minority interest	(16)	-	(16)

Statutory basis	11,263	(1884)	9379

12

Divisional Restatements (continued)

Total income (continued)
	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously reported	Adjustments	Restated	Previously reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	1,191	-	1,191	1,230	-	1,230
UK Corporate	1,084	-	1,084	1,211	-	1,211
Wealth	273	-	273	303	-	303
International Banking	482	-	482	561	-	561
Ulster Bank	208	-	208	206	-	206
US Retail & Commercial	763	-	763	815	-	815

Retail & Commercial	4,001	-	4,001	4,326	-	4,326
Markets	1,040	-	1,040	1,066	-	1,066
Direct Line Group	696	(696)	-	934	(934)	-
Central Items	20	7	27	111	16	127

Core	5,757	(689)	5,068	6,437	(918)	5,519
Non-Core	93	-	93	1	-	1

Managed basis	5,850	(689)	5,161	6,438	(918)	5,520

Reconciling items
Own credit adjustments	249	-	249	(518)		(518)
Asset Protection Scheme	-	-	-	(2)	-	(2)
Loss on redemption of own debt	(51)	-	(51)	-	-	-
Strategic disposals	66	(72)	(6)	160	-	160
RFS Holdings minority interest	99	-	99	9	-	9

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	6,213	(761)	5,452	6,087	(918)	5,169
Direct Line Group reclassified to discontinued operations	(761)	761	-	-	-	-

Statutory basis	5,452	-	5,452	6,087	(918)	5,169

13

Divisional Restatements (continued)

Operating profit/(loss)
	Year ended 31 December 2012			Year ended 31 December 2011
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	1,891	-	1,891	2,021	-	2,021
UK Corporate	1,796	-	1,796	1,924	-	1,924
Wealth	253	(10)	243	248	(6)	242
International Banking	594	-	594	755	-	755
Ulster Bank	(1,040)	-	(1,040)	(984)	-	(984)
US Retail & Commercial	754	-	754	537	-	537

Retail & Commercial	4,248	(10)	4,238	4,501	(6)	4,495
Markets	1,509	-	1,509	899	-	899
Direct Line Group	441	(441)	-	454	(454)	-
Central Items	143	(59)	84	191	(225)	(34)

Core	6,341	(510)	5,831	6,045	(685)	5,360
Non-Core	(2,879)	-	(2,879)	(4,221)	2	(4,219)

Managed basis	3,462	(510)	2,952	1,824	(683)	1,141

Reconciling items
Own credit adjustments	(4,649)	-	(4,649)	1,914	-	1,914
Asset Protection Scheme	(44)	-	(44)	(906)	-	(906)
Payment Protection Insurance costs	(1110)	-	(1110)	(850)	-	(850)
Sovereign debt impairment	-	-	-	(1,099)	-	(1,099)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	(169)	-	(169)
Bonus tax	-	-	-	(27)	-	(27)
Interest Rate Hedging Products redress and related costs	(700)	-	(700)	-	-	-
Regulatory fines	(381)	-	(381)	-	-	-
Amortisation of purchased intangible assets	(178)	-	(178)	(222)	-	(222)
Integration and restructuring costs	(1,550)	135	(1,415)	(1,064)	43	(1,021)
Gain on redemption of own debt	454	-	454	255	-	255
Strategic disposals	113	-	113	(104)	(1)	(105)
Bank levy	(175)	-	(175)	(300)	-	(300)
Write-down of goodwill and other intangible assets	(518)	394	(124)	(11)	11	-
RFS Holdings minority interest	(20)	-	(20)	(7)	-	(7)

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	(5,296)	19	(5,277)	(766)	(630)	(1,396)
Direct Line Group reclassified to discontinued operations	131	(131)	-	(424)	424	-

Statutory basis	(5,165)	(112)	(5,277)	(1,190)	(206)	(1,396)

14

Divisional Restatements (continued)

Operating profit/(loss) (continued)
	Half year ended 30 June 2012
	Previously Reported	Adjustments	Restated
	£m	£m	£m

UK Retail	914	-	914
UK Corporate	1,004	-	1,004
Wealth	109	(5)	104
International Banking	264	-	264
Ulster Bank	(555)	-	(555)
US Retail & Commercial	331	-	331

Retail & Commercial	2,067	(5)	2,062
Markets	1,075	-	1,075
Direct Line Group	219	(219)	-
Central Items	(176)	(7)	(183)

Core	3,185	(231)	2,954
Non-Core	(1,351)	-	(1,351)

Managed basis	1,834	(231)	1,603

Reconciling items
Own credit adjustments	(2,974)	-	(2,974)
Asset Protection Scheme	(45)	-	(45)
Payment Protection Insurance costs	(260)	-	(260)
Amortisation of purchased intangible assets	(99)	-	(99)
Integration and restructuring costs	(673)	54	(619)
Gain on redemption of own debt	577	-	577
Strategic disposals	152	-	152
RFS Holdings minority interest	(17)	-	(17)

Statutory basis	(1,505)	(177)	(1,682)

15

Divisional Restatements (continued)

Operating profit/(loss) (continued)
	Quarter ended 31 March 2013			Quarter ended 30 June 2012
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m

UK Retail	477	-	477	437	-	437
UK Corporate	358	-	358	512	-	512
Wealth	56	-	56	64	(3)	61
International Banking	94	-	94	167	-	167
Ulster Bank	(164)	-	(164)	(245)	-	(245)
US Retail & Commercial	189	-	189	229	-	229

Retail & Commercial	1,010	-	1,010	1,164	(3)	1,161
Markets	278	-	278	251	-	251
Direct Line Group	89	(89)	-	135	(135)	-
Central Items	(43)	7	(36)	(32)	39	7

Core	1,334	(82)	1,252	1,518	(99)	1,419
Non-Core	(505)	-	(505)	(868)	-	(868)

Managed basis	829	(82)	747	650	(99)	551

Reconciling items
Own credit adjustments	249	-	249	(518)	-	(518)
Asset Protection Scheme	-	-	-	(2)	-	(2)
Payment Protection Insurance costs	-	-	-	(135)	-	(135)
Interest Rate Hedging Products redress and related costs	(50)	-	(50)	-	-	-
Integration and restructuring costs	(131)	9	(122)	-	-	-
Loss on redemption of own debt	(51)	-	(51)	-	-	-
Amortisation of purchased intangible assets	(41)	-	(41)	(51)	-	(51)
Integration and restructuring costs	-	-	-	(213)	32	(181)
Strategic disposals	66	(72)	(6)	160	-	160
RFS Holdings minority interest	100	-	100	8	-	8

Statutory basis before the reclassification of the Direct Line Group results to discontinued operations	971	(145)	826	(101)	(67)	(168)
Direct Line Group reclassified to discontinued operations	(145)	145	-	-	-	-

Statutory basis	826	-	826	(101)	(67)	(168)

16

Capital resources

Implementation of IFRS 10 resulted in certain entities that have trust preferred securities in issue no longer being consolidated in the Group. As a result there was a reduction in non-controlling interests with a corresponding increase in shareholders’ equity.

Components of capital (Basel 2.5)
	31 December 2012
	Previously reported	Adjustments	Revised
	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	68,130	548	68,678
Preference shares - equity	(4,313)	-	(4,313)
Other equity instruments	(431)	(548)	(979)
	63,386	-	63,386

Non-controlling interests
Non-controlling interests per balance sheet	2,318	(548)	1,770
Non-controlling preference shares	(548)	548	-
Other adjustments to non-controlling interests for regulatory purposes	(1,367)	-	(1,367)
	403	-	403

Regulatory adjustments and deductions
Own credit	691	-	691
Defined pension benefit adjustment	913	-	913
Unrealised losses on available-for-sale (AFS) debt securities	410	-	410
Unrealised gains on AFS equity shares	(63)	-	(63)
Cash flow hedging reserve	(1,666)	-	(1,666)
Other adjustments for regulatory purposes	(198)	-	(198)
Goodwill and other intangible assets	(13,545)	-	(13,545)
50% excess of expected losses over impairment provisions (net of tax)	(1,904)	-	(1,904)
50% of securitisation positions	(1,107)	-	(1,107)
	(16,469)	-	(16,469)

Core Tier 1 capital	47,320	-	47,320

Other Tier 1 capital
Preference shares - equity	4,313	-	4,313
Preference shares - debt	1,054	-	1,054
Innovative/hybrid Tier 1 securities	4,125	-	4,125
	9,492	-	9,492

Tier 1 deductions
50% of material holdings	(295)	-	(295)
Tax on excess of expected losses over impairment provisions	618	-	618
	323	-	323

Total Tier 1 capital	57,135	-	57,135

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant
30 August 2013